Exhibit 99.1

Information Statement

in relation to the Scheme of Arrangement between

Vedanta Limited (“Vedanta”) and

Cairn India Limited (“Cairn India”)

and their respective shareholders and creditors

(the “Scheme”)

You are urged to carefully read all of the information contained in this Information Statement, as well as any documents incorporated by reference in this Information Statement and the document setting forth the Scheme, as amended (the “Scheme Document”), and the explanatory statement under Section 393 of the (Indian) Companies Act, 1956 (the “Companies Act”) and other applicable provisions of Indian law (the “Explanatory Statement”), which have been provided separately, in order to understand the proposed Transaction (as defined herein). You should read the whole text of this Information Statement and any documents incorporated herein by reference, the Scheme Document and the Explanatory Statement, and in particular, the risk factors set out in Part 4 of this Information Statement or incorporated by reference herein for a discussion of certain factors which should be taken into account when considering what action you should take in connection with the proposed Transaction.

You should assume that the information appearing in this Information Statement is accurate as of the date on its cover, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless indicated otherwise.

Any securities to be issued pursuant to the Transaction (as defined herein) will be issued in reliance upon the exemption from the registration requirements of the United States Securities Act of 1933, as amended (the “Securities Act”), provided by Section 3(a)(10) of the Securities Act and, as a consequence, they will not be registered under the Securities Act or under the securities laws of any state or other jurisdiction of the United States.

The date of this Information Statement is 8 August 2016.

ANNEXES

PROCEDURE FOR SHAREHOLDERS AND ADS HOLDERS TO APPEAR AT THE HIGH COURT HEARINGS	A-1
JOINT VALUATION REPORT	B-1
DSP MERRILL LYNCH FAIRNESS OPINION AND JM FINANCIAL FAIRNESS OPINION	C-1
LAZARD INDIA FAIRNESS OPINION	D-1
HISTORICAL UNAUDITED CONSOLIDATED FINANCIAL INFORMATION OF VEDANTA FOR THE THREE MONTHS ENDED 30 JUNE 2016 PREPARED IN ACCORDANCE WITH IND-AS	E-1

HISTORICAL FINANCIAL INFORMATION FOR THE FISCAL YEARS ENDED 31 MARCH 2014, 2015 AND 2016 RELATING TO CAIRN INDIA WHICH ARE EXTRACTED WITHOUT MATERIAL ADJUSTMENT FROM THE CONSOLIDATION SCHEDULES THAT UNDERLIE VEDANTA’S AUDITED CONSOLIDATED FINANCIAL INFORMATION PREPARED IN ACCORDANCE WITH IFRS AS ISSUED BY IASB

F-1

HISTORICAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF CAIRN INDIA AS AT AND FOR THE FISCAL YEARS ENDED 31 MARCH 2015 AND 2016 PREPARED IN ACCORDANCE WITH IGAAP, ALONG WITH THE AUDITORS’ REPORT THEREUPON, AND COMPARATIVE FINANCIAL INFORMATION AS AT AND FOR THE FISCAL YEAR ENDED 31 MARCH 2014, WHICH APPEARS AS COMPARATIVE INFORMATION IN THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF CAIRN INDIA AS AT AND FOR THE YEAR ENDED 31 MARCH 2015

G-1
HISTORICAL UNAUDITED CONSOLIDATED FINANCIAL INFORMATION OF CAIRN INDIA AS AT AND FOR THE THREE MONTHS ENDED 30 JUNE 2016 PREPARED IN ACCORDANCE WITH IND-AS	H-1
UNAUDITED AND UNREVIEWED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL INFORMATION FOR VEDANTA PREPARED IN ACCORDANCE WITH IFRS AS ISSUED BY IASB	I-1

PART 1 – OVERVIEW OF TRANSACTION

1.	THE PROPOSED AMALGAMATION

1.1	Introduction

On 14 June 2015, Vedanta (together with its subsidiaries, the “Group”), Cairn India and Vedanta Resources plc (“Vedanta plc”), announced that their respective boards of directors had unanimously approved an all-share merger between Cairn India and Vedanta.

Under the Transaction (as defined below), Cairn India was to be merged with and into Vedanta in consideration for the issue to each shareholder of Cairn India (except Vedanta and its other subsidiaries) of (a) one fully paid up equity share of Vedanta of face value of ₹1 each and (b) one fully paid up 7.5% non-cumulative redeemable preference share of Vedanta of face value of ₹10 each for each equity share of Cairn India held by such shareholder.

However, on account of a significant and rapid change in the economic and financial markets and commodity prices, Vedanta, Cairn India and Vedanta plc subsequently announced on 22 July 2016 that their respective boards of directors had unanimously approved a revision of the share exchange ratio to:

•	one fully paid up equity share of Vedanta of face value of ₹1 each (the “New Vedanta Equity Shares”); and

•	four fully paid up 7.5% non-cumulative redeemable preference share of Vedanta of face value of ₹10 each (the “Vedanta Preference Shares”) for each equity share of Cairn India,

and that the Scheme was amended accordingly on 22 July 2016. The Vedanta Preference Shares will have a tenure of 18 months from the date of issue.

No shares will be issued (or any other form of consideration paid) to Vedanta or any of its subsidiaries for their shareholding in Cairn India.

The issue of the New Vedanta Equity Shares and the Vedanta Preference Shares will not result in any fractional entitlement to any shareholder of Cairn India. The New Vedanta Equity Shares and the Vedanta Preference Shares will be subject to the same encumbrances, prohibitions and restraints, if any, as the equity shares of Cairn India are subject to as of the Cairn India Record Date (as defined herein). Vedanta will not issue, or facilitate the issuance of, any of its American Depositary Shares (“Vedanta ADSs”).

The transaction will be effected pursuant to the Scheme, which is governed by Indian law and is referred to herein as the “Transaction”, and each of Cairn India and Vedanta are referred to herein as a “Scheme Company”, and collectively, as the “Scheme Companies”. Unless the context otherwise indicates, references herein to “Vedanta” mean Vedanta, its subsidiaries and constituent businesses and references herein to “Cairn India” mean Cairn India, its subsidiaries and constituent businesses.

The Vedanta equity shares are, and will continue to be, listed on BSE Limited (the “BSE”) and The National Stock Exchange of India Limited (the “NSE”, and together with the BSE, the “Indian Stock Exchanges”). All New Vedanta Equity Shares and all Vedanta Preference Shares will be listed on the Indian Stock Exchanges in accordance with applicable Indian laws and regulations. The Vedanta ADSs will continue to be listed on The New York Stock Exchange (the “NYSE”). Since Cairn India will cease to exist on the Scheme becoming effective, Cairn India’s equity shares will stand cancelled once the Scheme is approved and implemented.

Based on the closing price of the shares of Vedanta on the last business day prior to the announcement of the revision of the share exchange ratio on 22 July 2016, the aggregate value of the total number of New Vedanta Equity Shares and Vedanta Preference Shares to be issued to public shareholders of Cairn India pursuant to the Transaction was approximately ₹15,742 crores (US$2,376 million).

The approval of the Scheme by the boards of directors of the Scheme Companies was taken after having received revised valuation reports and independent financial advice.

1.2	Background to and reasons for the Transaction

On 22 July 2016,

•	Vedanta owned 59.88% of Cairn India; and

•	Vedanta plc owned approximately 62.9% of the economic interests in Vedanta.

Vedanta’s ownership of 59.88% of shares in Cairn India includes approximately 23.71% held by itself, and approximately 1.74% and 34.43% of shares held by its wholly owned subsidiaries, Sesa Resources Limited and Twin Star Mauritius Holdings Limited (“TSMHL”), respectively.

After completion of the Transaction,

•	Cairn India will be amalgamated into Vedanta, all its liabilities and assets will be vested in and assumed by Vedanta, and Cairn India will be dissolved without being wound up; and

•	Vedanta plc will own 50.1% of the enlarged share capital of Vedanta, while Cairn India shareholders (except Vedanta and its other subsidiaries) will own 20.2% of the enlarged share capital of Vedanta.

The Transaction will contribute to streamlining of internal processes, enhance productivity of the Group and further diversify earnings, offering exposure to a larger, more resilient and more diversified mix of commodities. The Transaction will also result in further consolidation and simplification of the Group structure in line with the Group’s and Vedanta plc’s stated strategy and the alignment of interests between Cairn India and Vedanta shareholders. Vedanta believes that the Transaction will result in a more efficient capital structure, providing increased financial flexibility to improve capital allocation to the highest return projects across the portfolio, providing increased flexibility to sustain strong dividend distribution and a stronger balance sheet, allowing for the overall cost of capital within the Group to be reduced.

Vedanta and Cairn India further believe that the Transaction offers Cairn India shareholders exposure to Vedanta’s well invested Tier-I, structurally low cost, diversified, longer-life assets, including a best-in-class zinc platform and aluminium business, which have significant latent capacity ramping up. Further, being part of a larger entity will allow Cairn India to benefit from increased economies of scale and improved free float and trading liquidity. The large equity share component allows Cairn India shareholders to participate in the upside potential at Vedanta as a result of the attractive growth profile and delivery of Vedanta’s on-going cost saving initiatives while retaining the Cairn India brand and decision-making framework.

Given Cairn India’s results were consolidated into Vedanta’s financial statements during fiscal years ended 31 March 2014, 2015 and 2016, Vedanta expects that the profits previously attributable to the non-controlling interests in Cairn India will be attributable to the shareholders and ADS holders of Vedanta after completion of the Transaction.

2.	KEY STEPS

The merger of Cairn India with and into Vedanta will be effected by way of the Scheme.

For the Scheme to become effective, it must be approved through Postal Ballot/e-voting by the respective public shareholders of each of Cairn India (i.e., all shareholders of Cairn India except Vedanta and its other subsidiaries) and Vedanta (i.e., all the shareholders of Vedanta, excluding entities belonging to Vedanta plc). The Scheme will be considered to be approved if the number of votes from public shareholders in favour of the proposal are more than the number of votes from public shareholders against it.

In addition, at court convened meetings of shareholders of Cairn India and Vedanta, approval will be required from their respective shareholders representing a majority in number and 75% or more in value who are present and voting, whether in person or by proxy or remote e-voting (each, a “Scheme Meeting”, and together, the “Scheme Meetings”). A separate approval will be required from the creditors of Vedanta representing a majority in number and 75% or more in value who are present and voting at a separate court convened meeting, whether in person or by proxy or remote e-voting. The Bombay High Court has granted Cairn India a dispensation from the requirement of convening a meeting of its creditors. The High Court of Judicature of Bombay at Goa (the “Goa High Court”) and the High Court of Judicature at Bombay (the “Bombay High Court”, and together with the Goa High Court, the “Jurisdictional High Courts”, which term shall also include the National Company Law Tribunal, if and when applicable) have directed that the court convened meetings of Vedanta be held on 8 September 2016 and that of Cairn India be held on 12 September 2016, respectively.

The Scheme requires the sanction of the competent courts in the relevant Indian states in which the Scheme Companies have their registered offices, i.e., the Goa High Court and the Bombay High Court. Vedanta is in the process of shifting its registered office to Mumbai in the state of Maharashtra. Therefore, the Bombay High Court may become the only competent Jurisdictional High Court for subsequent proceedings related to the Scheme.

As part of the process of sanctioning the Scheme, the Jurisdictional High Courts will each hold hearings at which any shareholder of a Scheme Company or other interested party (including Vedanta ADS holders) may appear and be heard, provided that the required notices and affidavits have been filed no later than 48 hours before the relevant hearing. Further details of the actions interested parties, including shareholders of Scheme Companies and Vedanta ADS holders, must take in order to appear at the Jurisdictional High Court hearings are set forth in “Part 3-Steps to be taken by shareholders or ADS Holders” and in “Annex A-Procedure for shareholders and ADS holders to appear at the Jurisdictional High Court hearings”.

In addition to approval of the Scheme by the shareholders of the Scheme Companies and sanction of the Scheme by the Jurisdictional High Courts, certain additional approvals are required and certain steps must be taken pursuant to the Transaction, which include but are not limited to the following:

•	The issuance of the Vedanta Preference Shares to non-resident shareholders of Cairn India is subject to consent of the Reserve Bank of India (the “RBI”) and, if required by the RBI, the Indian Foreign Investment Promotion Board (the “FIPB”) (the “RBI/FIPB Approvals”). Vedanta will submit an application for approval to the RBI and, as required, the FIPB and the RBI/FIPB Approval process will run concurrently with the court approval process for the Scheme. In the event the relevant approvals from RBI and, as may be required, the FIPB for issue of the Vedanta Preference Shares are not obtained on or before the effective date of the Scheme, the non-resident shareholders of Cairn India shall receive market value for the Vedanta Preference Shares they are entitled to in accordance with the provisions of the Scheme, see paragraph 5.3 of Part 2 of this Information Statement.

•	The Indian Stock Exchanges provided each of Cairn India and Vedanta with their in-principle “no-objection” or “no adverse observation” approval of the Scheme, which is subject to certain terms and conditions which are required to be satisfied by Cairn India and Vedanta, on 10 September 2015. On 25 July 2016, the Scheme Companies notified the Indian Stock Exchanges of the revision of the share exchange ratio, the change of the date when the Scheme comes into force as set forth under the Scheme (the “Appointed Date”) to 1 April 2016 and substitution of the accounting treatment to account in terms of Ind AS 103 (Business Combinations) and the corresponding amendments of the Scheme.

The Indian Stock Exchanges will also be required to provide their final listing and trading approval for the listing of the New Vedanta Equity Shares to be issued pursuant to the Scheme.

In addition, approval of the Indian Stock Exchanges will be required for listing and trading of the Vedanta Preference Shares. Vedanta will apply to the Indian Stock Exchanges for these approvals after the Scheme has been sanctioned by the relevant Jurisdictional High Courts.

•	In addition, the Transaction will require approval of the Ministry of Petroleum and Natural Gas, Government of India (“MoPNG”). Vedanta will submit an application for approval to the MoPNG and the MoPNG approval process will run concurrently with the court approval process for the Scheme.

Although Vedanta plc is not a party to the Scheme, pursuant to the listing rules of the London Stock Exchange, where Vedanta plc’s shares are listed, the shareholders of Vedanta plc must approve the Transaction. Vedanta plc will convene a general meeting of its shareholders to approve the Transaction. The results of voting at Vedanta plc’s general meeting will be announced through a Regulatory Information Service in the United Kingdom and will appear on Vedanta plc’s website. If Vedanta plc’s shareholders do not approve the Scheme, then Vedanta plc, as the ultimate majority shareholder of each of the Scheme Companies, would vote against the Scheme at each Scheme Meeting, which would mean the Scheme would not proceed. The directors of Vedanta plc intend to vote their approximately 62.9% beneficial ownership of Vedanta in favour of the resolutions approving the Scheme.

Further details of the Scheme and the other aspects of the Transaction are set out in Part 2 of this Information Statement.

3.	IMPLICATIONS FOR SHAREHOLDERS OF THE SCHEME COMPANIES AND VEDANTA ADS HOLDERS

If the Scheme is implemented, each Cairn India shareholder (other than Vedanta or any of its subsidiaries) will receive one New Vedanta Equity Share and four Vedanta Preference Shares for each equity share in Cairn India. For avoidance of doubt, no shares will be issued (or any other form of consideration paid) to Vedanta or any of its subsidiaries for their shareholding in Cairn India. Further, no Vedanta ADSs will be issued to the shareholders of Cairn India.

You should refer to Part 6 of this Information Statement for a summary of the Indian and US tax position in connection with the Transaction.

3.1	Board and management of Vedanta

The board of directors of Vedanta will continue to have an appropriate number of independent directors in order to comply with corporate governance requirements under Indian law. The management team of Vedanta will include members of the current management teams of the Scheme Companies and Vedanta plc.

4.	IMPORTANT DATES

The following is an indicative timetable of key events.

Vedanta ADS Record Date	5 August 2016

Deadline for Vedanta ADS holders to submit voting instructions	10:00 a.m. (EST), 1 September 2016

Deadline for filing proxies for Vedanta Scheme Meeting	10:00 a.m. (IST), 6 September 2016

Vedanta Scheme Meeting	10:00 a.m. (IST), 8 September 2016

Deadline for filing proxies for Cairn India Scheme Meeting	10:30 a.m. (IST), 10 September 2016

Cairn India Scheme Meeting	10:30 a.m. (IST), 12 September 2016

Deadline for filing affidavits for appearance by interested parties at Indian High Court hearings	2 days prior to relevant hearing

Jurisdictional High Courts’ hearing of petition to sanction the Scheme(1)	During the first quarter of Fiscal Year 2017

Completion of Transaction	within 45 days from the date of the Jurisdictional High Courts’ hearing of petition to sanction the Scheme

Note:

(1)	High Court hearings may last longer than one day.

The Scheme Meetings for Vedanta and Cairn India have been convened for the times and dates shown above. All subsequent dates shown are indicative only and are subject to change.

The first date for hearing by the Jurisdictional High Courts, once fixed, will be publicly advertised in newspapers in India and posted on the Scheme Companies’ websites.

5.	RISK FACTORS

You should consider fully the risk factors set out in Part 4 of this Information Statement and incorporated by reference herein.

6.	ACTION TO BE TAKEN

Details of the steps Vedanta and Cairn India shareholders and Vedanta ADS holders should take in connection with the Scheme are set forth in Part 3 of this Information Statement.

7.	FURTHER INFORMATION

Your attention is drawn to the further information contained in Parts 2 to 10 of this Information Statement and incorporated by reference herein. You are advised to read the whole of this Information Statement and any documents incorporated by reference herein and not to rely solely on the information contained in this Part 1.

PART 2 – THE TRANSACTION

1.	INTRODUCTION

Cairn India will be merged with and into Vedanta through the Transaction. The Transaction will be effected pursuant to the Scheme, which is governed by Indian law.

Under the terms of the Scheme, each Cairn India shareholder (other than Vedanta or any of its subsidiaries) will receive one New Vedanta Equity Share and four Vedanta Preference Shares for each equity share held in Cairn India. No Vedanta ADSs will be issued to the shareholders of Cairn India. Further, no shares will be issued (or any other form of consideration paid) to Vedanta or any of its subsidiaries for their shareholding in Cairn India. The issue of the New Vedanta Equity Shares and the Vedanta Preference Shares will not result in any fractional entitlement to any shareholder of Cairn India. The New Vedanta Equity Shares and the Vedanta Preference Shares will be subject to the same encumbrances, prohibitions and restraints, if any, as the equity shares of Cairn India are subject to as of the Cairn India Record Date.

On 22 July 2016,

•	Vedanta owned 59.88% of Cairn India; and

•	Vedanta plc owned approximately 62.9% of the economic interests in Vedanta.

Vedanta’s ownership of 59.88% of shares in Cairn India includes approximately 23.71% held by itself, and approximately 1.74% and 34.43% of shares held by its wholly owned subsidiaries, Sesa Resources Limited and TSMHL, respectively.

After completion of the Transaction,

•	Cairn India will be amalgamated into Vedanta, all its liabilities and assets will be vested in and assumed by Vedanta;

•	Cairn India will be dissolved without being wound up;

•	Vedanta plc would own 50.1% of the enlarged share capital of Vedanta, while Cairn India shareholders (except Vedanta and its other subsidiaries) will own 20.2% of the enlarged share capital of Vedanta; and

•	Vedanta’s remaining minority shareholders will own 29.7% of the enlarged share capital of Vedanta.

Upon the scheme becoming effective, Cairn India shall stand dissolved without winding up and its equity shares shall stand cancelled. All New Vedanta Equity Shares and all Vedanta Preference Shares will be listed on the Indian Stock Exchanges in accordance with applicable Indian laws and regulations. The Vedanta ADSs will continue to be listed on NYSE.

2.	VALUATION REPORT AND OPINIONS OF FINANCIAL ADVISORS

2.1	Joint Valuation Report by Price Waterhouse and Walker Chandiok

The management of each of Vedanta and Cairn India appointed Price Waterhouse & Co LLP (“Price Waterhouse”) and Walker Chandiok & Co LLP (“Walker Chandiok” and, together with Price Waterhouse, the “Valuers”), as independent valuers to jointly recommend a share exchange ratio in relation to the proposed merger of Cairn India into Vedanta. On 22 July 2016, the Valuers issued a report to the respective boards of directors of Vedanta and Cairn India (the “Joint Valuation Report”). The Valuers carried out a relative valuation as at 22 July 2016 of the equity shares of Vedanta and Cairn India with a view to arriving at a fair exchange consideration (in terms of the ratio of the shares of Vedanta) for the equity shares of Cairn India. Though each of the Valuers worked independently on their respective analysis of the exchange consideration, they arrived at a consensus exchange consideration.

The Joint Valuation Report was prepared for the management of each of Cairn India and Vedanta and is confidential to these parties. Neither the Joint Valuation Report nor its content may be used for any purpose other than as specified therein, without prior written consent of the Valuers.

Subject to the scope, assumptions, exclusions, limitations and disclaimers detailed in the Joint Valuation Report, the Valuers proposed that one New Vedanta Equity Share and four Vedanta Preference Shares should be issued for each equity share in Cairn India.

The Joint Valuation Report is based on the share capital structure of Cairn India and Vedanta as at 30 June 2016. Any changes to the capital structures of the companies prior to the Scheme becoming effective (except where a change is made pursuant to the provisions of the Scheme) may have an impact on the fair exchange ratio.

For purposes of the valuation, the Valuers relied on information provided to them, including

•	audited consolidated and standalone financial statements of Vedanta and Cairn India as at and for the fiscal years ended 31 March 2014, 2015 and 2016 prepared in accordance with IGAAP;

•	management business plans for

•	Vedanta, its subsidiaries and investments, and

•	Cairn India, its subsidiaries and investments;

•	discussions with the managements of Vedanta and Cairn India; and

•	other relevant information made available to the Valuers at their request by the management of each of the Scheme Companies.

For their analysis, the Valuers relied on published and secondary sources of data, whether or not made available by the Scheme Companies. The Valuers did not independently verify the accuracy or timeliness of the same.

The full text of the Joint Valuation Report, which sets forth the assumptions made, valuation methodologies followed, matters considered, and the qualifications and limitations on the review undertaken by the Valuers is included as Annex B to this Information Statement. The summaries of the Joint Valuation Report set forth in this Information Statement are qualified in their entirety by reference to the full text of the Joint Valuation Report. Investors are urged to read the Joint Valuation Report carefully and in its entirety.

The fee paid to the Valuers for issuance of the Joint Valuation Report was not contingent upon the outcome of the Transaction.

The Valuers are responsible only to the management of each Scheme Company, respectively. Each of Price Waterhouse and Walker Chandiok were engaged severally and not jointly and neither is liable for any losses, claims, damages or liabilities in respect of any statement contained in the Joint Valuation Report, nor for any losses, claims, damages or liabilities arising out of actions taken, omissions of or advice given by any other party or person to Vedanta and Cairn India. Although the Valuers jointly issued the Joint Valuation Report, they each worked on their respective analysis independently and their liability, if any, is several.

The Valuers do not accept any liability to any third party in relation to the issue of Joint Valuation Report, and the Joint Valuation Report is conditional upon an express indemnity from the Scheme Companies in favour of the Valuers holding them harmless from and against any cost, damage, expense and other consequence in connection with the provision of the Joint Valuation Report.

The Joint Valuation Report is subject to the laws of India. Neither Price Waterhouse nor Walker Chandiok may be referred as “expert” in any regulatory filings under the US Securities Act of 1933 or under any of the securities laws or regulations of any other state or jurisdiction of the United States or United Kingdom.

2.2	Cairn India’s Financial Advisers

The management of Cairn India retained each of DSP Merrill Lynch Limited (“DSP Merrill Lynch”) and JM Financial Institutional Securities Limited (“JM Financial”, and together with DSP Merrill Lynch, the “Cairn India Financial Advisers”) to provide fairness opinions as to the fairness of the exchange consideration under the Transaction to Cairn India, from a financial point of view.

On 22 July 2016, DSP Merrill Lynch and JM Financial each issued a fairness opinion (the “DSP Merrill Lynch Fairness Opinion” and the “JM Financial Fairness Opinion”, respectively, and together, the “Cairn India Financial Advisers’ Fairness Opinions”). to the board of directors of Cairn India as to the fairness, from a financial point of view, to the holders of shares of Cairn India (other than Vedanta and its other subsidiaries) of the exchange consideration recommended by the Joint Valuation Report.

Based upon and subject to the various considerations set forth in the Cairn India Financial Advisers’ Fairness Opinions, including the various assumptions and limitations, each of the Cairn India Financial Advisers was of the opinion that, as at 22 July 2016, the exchange consideration provided for the merger of Cairn India with and into Vedanta was fair, from a financial point of view, to the Cairn India shareholders (other than Vedanta and its other subsidiaries).

The full text of the Cairn India Financial Advisers’ Fairness Opinions, which sets forth the assumptions made, procedures followed, matters considered, and the qualifications and limitations on the review undertaken by each of the Cairn India Financial Advisers is included as Annex C to this Information Statement. The summaries of each of the Cairn India Financial Advisers’ Fairness Opinions set forth in this Information Statement are qualified in their entirety by reference to the full text of such opinions. Investors are urged to read such opinions carefully and in their entirety.

Each of the Cairn India Financial Advisers’ Fairness Opinions was given solely for the benefit and use of Cairn India’s board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the merger of Cairn India into Vedanta and was not rendered to or for the benefit of, and does not confer rights or remedies upon, any person other than Cairn India’s board of directors.

2.3	Vedanta’s financial adviser

Lazard & Co., Limited (“Lazard”) was appointed by the board of directors of Vedanta to act as its financial advisor in relation to the Transaction.

On 22 July 2016, Lazard India Private Limited (“Lazard India”) issued a fairness opinion (the “Lazard Fairness Opinion”) to the board of directors of Vedanta with regard to the fairness, from a financial point of view, to Vedanta as of 22 July 2016 of the exchange ratio recommended in the Joint Valuation Report and referenced in the Lazard Fairness Opinion.

Based upon and subject to the considerations, assumptions and limitations referred to in the Lazard Fairness Opinion, Lazard India was of the opinion that, as of 22 July 2016, the exchange ratio for the merger of Cairn India with and into Vedanta referenced in the Lazard Fairness Opinion was fair, from a financial point of view, to Vedanta.

The full text of the Lazard Fairness Opinion to the board of directors of Vedanta is included as Annex D to this Information Statement. The summary of the Lazard Fairness Opinion set forth in this Information Statement is qualified in its entirety by reference to the full text of such opinion. Such opinion should be read in its entirety. In providing the Lazard Fairness Opinion to the board of directors of Vedanta, no recommendation, opinion or advice is given by Lazard India or Lazard as to how shareholders should vote in relation to the Transaction or as to whether shareholders should accept the exchange consideration in connection with the Transaction.

Lazard, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, and Lazard India, a Category I Merchant Banker registered with the Securities and Exchange Board of India, are acting as financial advisor to Vedanta Limited and are advising no one else in connection with the Transaction referred to in this announcement and will not be responsible to any person other than Vedanta Limited for providing the protections afforded to the clients of Lazard, nor for providing advice in relation to the Transaction, the contents of this document, the Lazard Fairness Opinion or any other matters referred to herein. None of Lazard, Lazard India or any of their respective affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard or Lazard India in connection with this document, any statement contained herein, the Lazard Fairness Opinion or otherwise.

3.	APPROVAL OF THE BOARDS OF DIRECTORS

3.1	Approval of Cairn India’s board of directors

Subsequent to the initial approval of the Scheme by Cairn India’s board of directors that was announced on 14 June 2015, a meeting of the audit committee of the Cairn India’s board of directors was convened on 22 July 2016 followed by a duly held meeting of Cairn India’s board of directors to discuss and approve the revision of the share exchange ratio, the change of the Appointed Date to 1 April 2016 and substitution of the accounting treatment to account in terms of Ind AS 103 (Business Combinations) and the related amendment to the Scheme.

Following a briefing by the chairman of the meeting on the nature of the Scheme and the anticipated synergies, each of Valuers made a presentation to Cairn India’s board of directors on the methodology and outcome of their Joint Valuation Report. The Valuers provided an overview of the proposed revision to the share exchange ratio for the purpose of the Scheme. The Cairn India Financial Advisers then addressed the meeting and opined that, in their respective opinions, the revised share exchange ratio proposed by the Valuers was fair, from a financial point of view, to the shareholders of Cairn India (other than Vedanta and its other subsidiaries).

Following discussions by the board, it was resolved, among other things, that:

•	subject to the requisite shareholder and creditor approval (as the case may be), the amended Scheme, be approved; and

•	the revised exchange consideration under the Scheme of one New Vedanta Equity Share and four Vedanta Preference Shares for each equity share in Cairn India, be approved.

3.2	Approval of Vedanta’s board of directors

Subsequent to the initial approval of the Scheme by Vedanta’s board of directors that was announced on 14 June 2015, a meeting of the audit committee of the Vedanta’s board of directors was convened on 22 July 2016 followed by a duly held meeting of Vedanta’s board of directors to discuss and approve the revision of the share exchange ratio, the change of the Appointed Date to 1 April 2016 and substitution of the accounting treatment, to account in terms of Ind AS 103 (Business Combinations) and the related amendment to the Scheme.

Following a briefing by the chairman of the meeting on the nature of the Scheme and the anticipated synergies, each of the Valuers made a presentation to Vedanta’s board of directors on the methodology and outcome of their Joint Valuation Report. The Valuers provided an overview of the proposed revision to the share exchange ratio for the purpose of the Scheme. Lazard and Lazard India then addressed the meeting.

Having considered the proposal and the synergies that are anticipated to arise from the consolidation, and following a discussion on the process to effect the Scheme, the board of directors of Vedanta resolved, among other things, to:

•	approve the amended Scheme, subject to the requisite shareholder and creditor approval (as the case may be); and

•	approve the revised exchange consideration under the Scheme of one New Vedanta Equity Share and four Vedanta Preference Shares for each equity share in Cairn India.

4.	INTERESTS OF DIRECTORS AND OFFICERS IN THE AMALGAMATION

For information on the directors of the Scheme Companies who have a material interest in any of the Scheme Companies in the capacity of a shareholder, see paragraph 8 of the Explanatory Statement.

5.	DETAILED STEPS OF THE TRANSACTION

5.1	Overview of steps related to the transaction

The amalgamation of Cairn India into Vedanta is being effected pursuant to the Scheme.

(a)	For the Scheme to become effective, it must be approved through Postal Ballot/e-voting by the respective public shareholders of each of Cairn India (i.e., all shareholders of Cairn India except Vedanta and its other subsidiaries) and Vedanta (i.e., all the shareholders of Vedanta, excluding entities belonging to Vedanta plc). The Scheme will be considered to be approved if the number of votes from public shareholders in favour of the proposal are more than the number of votes from public shareholders against it.

(b)	In addition, at separate Jurisdictional High Court directed meetings, approval will be required from the respective shareholders of each of Cairn India and Vedanta representing a majority in number and 75% or more in value who are present and voting, whether in person or by proxy or remote e-voting. Vedanta plc (through itself and its constituent subsidiaries) and Vedanta can vote at the Scheme Meetings for Vedanta and Cairn India, respectively.

(c)	A separate approval will be required from the creditors of Vedanta representing a majority in number and 75% or more in value who are present and voting at a separate court convened meeting, whether in person or by proxy. The Bombay High Court has granted Cairn India a dispensation from the requirement of convening a meeting of its creditors.

(d)	The Goa High Court and the Bombay High Court have directed that the court convened meetings of Vedanta be held on 8 September 2016 and that of Cairn India be held on 12 September 2016, respectively.

(e)	The Jurisdictional High Courts, as the competent courts in the Indian states in which the Scheme Companies have their respective registered offices, must sanction the Scheme after holding a fairness hearing in respect of the Scheme at which any interested party, after having filed the required notices and affidavits, may appear to raise objections to or provide support to the Scheme. The effectiveness of the Scheme is also conditional upon certain other regulatory approvals being granted.

5.2	The Scheme

(a)	Court Convened Scheme Meetings

Pursuant to the orders dated 18 December 2015 and 22 July 2016 of the Goa High Court and orders dated 22 January 2016, 23 March 2016 and 22 July 2016 of the Bombay High Court, each of Vedanta and Cairn India will convene Scheme Meetings.

The Vedanta Scheme Meeting will take place on 8 September March 2016 at 10:00 a.m. (IST), while the meeting of the Vedanta secured creditors will take place at 2:00 p.m. (IST) and the meeting of the Vedanta unsecured creditors will take place at 4:00 p.m. (IST).

The Cairn India Scheme Meeting will take place at 10:30 a.m. (IST) on 12 September 2016.

At each of the Cairn India and Vedanta Scheme Meetings:

•	the relevant Scheme Company’s shareholders will be asked to consider and pass a resolution approving the Scheme.

The text of the resolutions proposed to be passed at the respective Scheme Meetings is set forth in Notice of Court Convened Meeting of the Equity Shareholders of Vedanta.

•	approval will be required from the respective shareholders of each of Cairn India and Vedanta representing a majority in number, who must also represent at least 75% of the value of the outstanding share capital present and voting (whether in person or by proxy or by remote e-voting).

•	all holders of shares registered as shareholders of the relevant Scheme Company as of cut-off date mentioned in the order of the Jurisdictional High Courts are entitled to attend and vote.

•	shareholders also have an option to vote electronically through the remote e-voting facility.

Holders of Vedanta ADSs will not be permitted to attend or vote at the Vedanta Scheme Meeting, but will be able to provide voting instructions to Citibank, N.A. (“Citibank”), as depositary bank for the Vedanta ADS facility, as discussed in more detail in “Part 3-Additional Information for Vedanta ADS Holders” below.

(b)	Separately, the Scheme must be approved through Postal Ballot/e-voting by the public shareholders of each of Cairn India (i.e., all shareholders of Cairn India except Vedanta and its other subsidiaries) and Vedanta (i.e., all the shareholders of Vedanta, excluding entities belonging to Vedanta plc). The Scheme will be considered to be approved if the number of votes from public shareholders in favour of the proposal are more than the number of votes from public shareholders against it.

(c)	A separate approval will be required from the creditors of Vedanta representing a majority in number and 75% or more in value who are present and voting at a separate court convened meeting, whether in person or by proxy. The Bombay High Court has granted Cairn India a dispensation from the requirement of convening a meeting of its creditors.

(d)	High Court sanction of Scheme

After each of the Scheme Meetings and court convened meetings of the creditors of Vedanta have been held and approvals of the public shareholders of each of Cairn India and Vedanta have been received, the respective chairman of the Scheme Meetings must file written reports of the meetings and further supporting documents with the Jurisdictional High Courts, together with the resolutions passed at such meetings. Assuming that the Scheme is approved by each Scheme Meeting, the Scheme Companies will also file petitions seeking the appropriate Jurisdictional High Court’s sanction of the Scheme. Upon receipt of the petitions, each Jurisdictional High Court will schedule a hearing on the petitions filed for sanction of the Scheme.

The Scheme Companies will each be required to place public advertisements in newspapers distributed in the relevant Indian state where the registered offices of Cairn India and Vedanta are situated at the relevant time in order to inform their respective shareholders, creditors and other interested parties of the date on which the relevant Jurisdictional High Court will hold the hearing on the petition to sanction the Scheme. The Jurisdictional High Courts have exempted publication of the advertisement in the official gazette of the Indian states where the registered office of the Scheme Companies is located. Since Cairn India and Vedanta each have shares listed on the Indian Stock Exchanges, these companies will also inform the Indian Stock Exchanges of the dates of the High Court hearings. Cairn India is also be required to provide individual notice of the date of the petition hearings to certain of its unsecured creditors in accordance with the directions of the Jurisdictional High Court.

In addition, the Scheme Companies will be required to file copies of the petitions seeking the Jurisdictional High Courts’ sanction of the Scheme together with the documents annexed to the petition with the Regional Director, Western Region Ministry of Corporate Affairs, and the Registrar of Companies for the Indian state where the registered offices of Cairn India and Vedanta are situated at the relevant time. The Regional Director will instruct the relevant Registrar of Companies to carry out an independent review of the corporate documents of the respective companies and the Scheme to verify that the affairs of the relevant Scheme Company have not been conducted in a manner prejudicial to the interests of its members or to the public interest. Upon completion of its review, the relevant Registrar of Companies will submit a report to the Regional Director. Further, the Scheme Companies will also be directed to file the Scheme together with the documents annexed to the petition with the jurisdictional Income Tax Authorities. The jurisdictional Income Tax Authorities are required to provide their observations within 15 days from the date of filing to the Regional Director.

Furthermore, the relevant Jurisdictional High Court will appoint, at the direction of the Official Liquidator, an auditor who will also review the books and records of Cairn India, as a company that will cease to exist if the Scheme becomes effective, to verify that its affairs have not been conducted in a manner prejudicial to the interests of its members or to the public interest. Upon completion of its investigation, the auditor will submit a report to the Official Liquidator.

The Regional Director and the Official Liquidator will submit a report detailing the findings of their respective reviews to the relevant Jurisdictional High Court. Copies of these reports may be obtained upon written application to the relevant Jurisdictional High Court by the Scheme Companies, their shareholders and creditors and other interested parties.

(e)	Hearings before the relevant Jurisdictional High Court

At the scheduled hearings on the Scheme, the relevant Jurisdictional High Court will consider the reports of the Scheme Meetings and the resolutions passed. Furthermore, the relevant Jurisdictional High Court will review the report submitted by the Regional Director and the Official Liquidator to determine whether the reports raise any objections to the Scheme.

In addition, any interested party that has served written notice substantially in the form as included as Annex A to this Information Statement on the relevant Scheme Company or its legal advisors, at the address stated in the advertisement of the hearing of the relevant Jurisdictional High Court, no later than 48 hours before the relevant hearing is entitled to appear, either in person or through an appointed representative, at the hearing to voice any objection it may have in respect of or provide support for the Scheme. The notice must contain the address and signature of such person, and if such person intends to oppose the petition, the grounds of such opposition. A copy of such notice must also be submitted to the relevant Jurisdictional High Court. Unless an interested party has complied with the notice requirements, it may only be allowed to appear at the hearing with the leave of the bench of the relevant Jurisdictional High Court considering the petition.

If the relevant Jurisdictional High Court determines that the Scheme is fair and reasonable, they will issue an order sanctioning the Scheme. In order for the Scheme to become effective, the Jurisdictional High Court must issue such an order sanctioning the Scheme and thereafter necessary filings will be made with the appropriate Registrar of Companies.

5.3	Parallel actions

(a)	Other regulatory approvals required under Indian law

In addition to approval of the Scheme by the shareholders of the Scheme Companies and the creditors of Vedanta, notice to certain unsecured creditors of Cairn India having been given, and sanction of the Scheme by the relevant Jurisdictional High Court having been obtained, certain additional approvals are required for certain aspects of the Transaction, including the following:

•	The issuance of the Vedanta Preference Shares to non-resident shareholders of Cairn India is subject to consent of the RBI and, if required by the RBI, the FIPB. Vedanta will submit an application for approval to the RBI and, as required, the FIPB and the RBI/FIPB Approval process will run concurrently with the court approval process for the Scheme.

In the event the relevant approvals from the RBI and, as may be required, the FIPB for the issue of the Vedanta Preference Shares are not obtained on or before the effective date of the Scheme, Vedanta shall, subject to approval of the RBI, appoint Category-I merchant banker(s) (the “Merchant Banker(s)”) to act on behalf of, and as an agent and trustee of, the non-resident shareholders of Cairn India in respect of the Vedanta Preference Shares to be allotted to them, in the manner provided below.

•	Vedanta shall issue and allot the Vedanta Preference Shares to the Merchant Banker(s) and the Merchant Banker(s) shall, for and on behalf of such non-resident shareholders of Cairn India, receive these Vedanta Preference Shares in an Indian escrow account on such terms and conditions as may be acceptable to the board of directors of Vedanta;

•	Immediately upon allotment of the Vedanta Preference Shares to the Merchant Banker(s), the Merchant Banker(s) shall, for and on behalf of the non-resident shareholders of Cairn India, and as an integral part of the Scheme, offer for sale the Vedanta Preference Shares, issued and allotted to it under the Scheme within 30 days from the date of listing by Vedanta of the Vedanta Preference Shares, without Vedanta having to issue a prospectus for such offer for sale;

•	Upon receipt of the proceeds from the sale of the Vedanta Preference Shares, the Merchant Banker(s) shall distribute such proceeds (net of expenses) to the non-resident shareholders of Cairn India within seven business days from the date of receipt of such proceeds, after deducting or withholding any taxes or duties as may be applicable, in the proportion to their entitlements.

•	The Indian Stock Exchanges provided each of Cairn India and Vedanta with their in-principle “no-objection” or “no adverse observation” approval to the Scheme on 10 September 2015. The no-objection received from the Indian Stock Exchanges is subject to certain terms and conditions which are required to be satisfied by Cairn India and Vedanta, including among other things, that the letter from the office of the Deputy Commissioner of Income Tax (International Taxation), Circle-1(2)(1) dated 23 June 2015 is brought to the notice of the relevant Jurisdictional High Court.

•	On 25 July 2016, the Scheme Companies notified the Indian Stock Exchanges of the revision of the share exchange ratio, the change of the Appointed Date to 1 April 2016 and substitution of the accounting treatment, to account in terms of Ind AS 103 (Business Combinations) and the amendment of the Scheme.

•	The Indian Stock Exchanges will also be required to provide their final listing and trading approval for the listing of the New Vedanta Equity Shares to be issued pursuant to the Scheme.

In addition, approval of the Indian Stock Exchanges will be required for listing and trading for the Vedanta Preference Shares. Vedanta will apply to the Indian Stock Exchanges for these approvals after the Scheme has been sanctioned by the relevant Jurisdictional High Court.

•	In addition, the Transaction will require approval of the MoPNG. Vedanta and, as may be required, Cairn India will submit an application for approval to the MoPNG and the MoPNG approval process will run concurrently with the court approval process for the Scheme.

(b)	General meeting of Vedanta plc shareholders

Vedanta plc is the ultimate parent company of each of the Scheme Companies. Although Vedanta plc is not a party to the Scheme, pursuant to the listing rules of the London Stock Exchange, where Vedanta plc’s shares are listed, the shareholders of Vedanta plc must approve the Transaction. Vedanta plc will convene a general meeting of its shareholders to approve the Transaction. The results of voting at Vedanta plc’s general meeting will be announced through a Regulatory Information Service in the United Kingdom and will appear on Vedanta plc’s website. If Vedanta plc’s shareholders do not approve the Transaction, then Vedanta plc, as the ultimate majority shareholder of each of the Scheme Companies, would vote against the Scheme at each Scheme Meeting, which would mean the Scheme would not proceed. The directors of Vedanta plc intend to vote their approximately 62.9% beneficial ownership of Vedanta in favour of the resolutions approving the Scheme.

5.4	Final implementation

(a)	Effectiveness of Scheme

Upon issue of the order of the relevant Jurisdictional High Court sanctioning the Scheme, the Scheme Companies are required to file certified copies of the order with the relevant Registrars of Companies of the Indian state where the registered offices of Cairn India and Vedanta are situated at the relevant point in time within 30 days of the order under Section 391 of the Companies Act, 1956. The merger of Cairn India into Vedanta will become effective on the date on which the order is filed and once all the conditions stated in the Scheme are met, see paragraph 19 of the Scheme.

(b)	Issuance of Vedanta shares to Cairn India shareholders

Upon effectiveness of the Scheme, each person registered as a shareholder of Cairn India (except Vedanta and its other subsidiaries) on a record date to be determined (the “Cairn India Record Date”) will be issued one New Vedanta Equity Share and four Vedanta Preference Shares, credited as fully paid up, for every Cairn India equity share held as of the Cairn India Record Date. In total, based on Cairn India’s issued share capital as at 30 June 2016, a total of approximately 752 million of each of New Vedanta Equity Shares and 3008 million Vedanta Preference Shares would be issued.

Vedanta and its subsidiaries, which as at 30 June 2016 held 59.88% of the issued and outstanding Cairn India shares, will not be issued any Vedanta shares or any other consideration for the Cairn India shares they hold as at the Cairn India Record Date.

Cairn India shareholders whose demat account details are available to Cairn India or Vedanta as at the Cairn India Record Date will be issued the New Vedanta Equity Shares and Vedanta Preference Shares in dematerialised form. All other holders of Cairn India shares will be issued New Vedanta Equity Shares and Vedanta Preference Shares in the form of physical certificates in accordance with the relevant provisions of the Scheme, which will be sent to the respective shareholders at the address registered in respect of such shareholders as at the Cairn India Record Date in the Cairn India share register. Vedanta will not be responsible for any loss in transit of any physical certificates sent to shareholders.

No Vedanta ADSs will be issued to any Cairn India shareholder.

(c)	Listing of the New Vedanta Equity Shares and Vedanta Preference Shares issued pursuant to the Scheme

After the relevant Jurisdictional High Court has sanctioned the Scheme, Vedanta will file an application with the Indian Stock Exchanges for the final listing and trading approval of the New Vedanta Equity Shares and the Vedanta Preference Shares. Vedanta believes that listing of the New Vedanta Equity Shares and the Vedanta Preference Shares should be completed within 45 days from the Cairn India Record Date. Until the New Vedanta Equity Shares and the Vedanta Preference Shares to be issued pursuant to the Scheme have been listed, they will not be available for trading on the Indian Stock Exchanges.

In connection with the issuance and listing of the New Vedanta Equity Shares, Vedanta intends to file a listing application with the NYSE in accordance with applicable laws, rules and regulations and shall take all steps necessary in that regard.

PART 3 – STEPS TO BE TAKEN BY CAIRN INDIA AND VEDANTA SHAREHOLDERS
OR VEDANTA ADS HOLDERS

1.	SCHEME MEETINGS

Shareholders of Vedanta and Cairn India will have received:

•	the Notice of Court Convened Meeting of the Equity Shareholders of the relevant Scheme Company;

•	a copy of the amended Scheme Document;

•	the Explanatory Statement; and

•	a form of proxy and attendance slip with respect to the relevant Scheme Meeting.

Shareholders who want to vote but who will not attend the relevant Scheme Meeting in person are requested to complete and sign the form of proxy and return it to the respective Scheme Company’s registered office in accordance with the instructions printed thereon as soon as possible, so as to be received no later than 48 hours before the relevant Scheme Meeting, i.e. not later than 10:00 a.m. (IST) on 6 September 2016 for the Vedanta Scheme Meeting and not later than 10:30 a.m. (IST) on 10 September 2016 for the Cairn India Scheme Meeting. Completion and return of the form of proxy does not prevent a shareholder from attending the relevant Scheme Meeting and voting in person. Shareholders who will attend the relevant Scheme Meeting in person are requested to complete and sign the attendance slip and hand it over at the entrance of the location where the meeting will be held.

Shareholders also have an option to vote electronically. However, once a shareholder opts to vote electronically, any vote cast at the physical meeting of the shareholders shall be treated as invalid.

In addition to the above, for the Scheme to become effective, it must be approved through Postal Ballot/e-voting by the public shareholders of each of Cairn India (i.e., all shareholders of Cairn India except Vedanta and its other subsidiaries) and Vedanta (i.e., all the shareholders of Vedanta, excluding entities belonging to Vedanta plc). The Scheme will be considered to be approved if the number of votes from public shareholders in favour of the proposal are more than the number of votes from public shareholders against it.

For information on documents available to shareholders for inspection, see “Part 7-Documents available for inspection”.

For information on where to find further publicly available information about the Scheme Companies, see “Part 7-Further information.”

2.	ADDITIONAL INFORMATION FOR VEDANTA ADS HOLDERS

Vedanta ADS holders will have received:

•	the Notice of Court Convened Meeting of the Equity Shareholders of Vedanta;

•	a copy of the Scheme Document;

•	the Explanatory Statement;

•	the Depositary’s Notice of Meeting of the Equity Shareholders (the “Depositary Notice”); and

•	a Voting Instructions Card (the “Voting Card”).

A Vedanta ADS holder may not attend, or vote on the resolution at, the Vedanta Scheme Meeting. However, under the deposit agreement for the Vedanta ADS Facility, a Vedanta ADS holder as at the Vedanta ADS Record Date may instruct Citibank to exercise the voting rights for the Vedanta equity shares represented by the Vedanta ADSs held by such holder as at the Vedanta ADS Record Date.

Each Voting Card and Depositary Notice contains information on how to instruct Citibank as the depositary bank for the Vedanta ADS Facility to exercise the voting rights in respect of the underlying Vedanta shares represented by the Vedanta ADSs.

If Citibank as the depositary bank timely receives the Voting Card with the instructions of a given Vedanta ADS holder, Citibank will in accordance with the terms of the deposit agreement for the Vedanta ADSs, endeavour to vote the Vedanta shares represented by the holder’s Vedanta ADSs in accordance with such voting instructions. There can be no assurance that a Vedanta ADS holder will receive voting materials in time to enable it to return voting instructions to Citibank in a timely manner. Any Vedanta shares represented by Vedanta ADSs for which no voting instructions have been received will not be voted.

For information on documents available for inspection and on certain documents of which copies are available upon request to Vedanta ADS holders see “Part 7-Documents available for inspection.”

For information on where to find further publicly available information about the Scheme Companies, see “Part 7-Further information.”

Vedanta ADS holders are requested to complete and sign the Voting Card and return it to Citibank as the depositary bank of the Vedanta ADS Facility in accordance with the instructions printed thereon as soon as possible, so as to be received no later than 10:00 a.m. (EST) on 1 September 2016.

3.	KEY DATES

Key dates for Vedanta and Cairn India shareholders and Vedanta ADS holders are as follows:

3.1	Vedanta shareholders

Remote e-voting period for Scheme Meeting	9:00 a.m (IST) 5 September 2016 to 5:30 p.m. (IST) 7 September 2016

Voting period for Postal Ballot and e-voting	9:00 a.m (IST) 8 August 2016 to 5:30 p.m. (IST) 7 September 2016

Latest date for receipt of proxy form	10:00 a.m. (IST), 6 September 2016

Vedanta Scheme Meeting	10:00 a.m. (IST), 8 September 2016

Latest date to file notice and affidavits for appearance at the Jurisdictional High Court Hearing of petition to sanction the Scheme	2 days before hearing

Indicative date of hearing by the Jurisdictional High Court of petition to sanction the Scheme	During the first quarter of Fiscal Year 2017

The stated timing of the Goa High Court hearing is indicative only. Vedanta will publicly advertise the date of the Goa High Court hearing.

3.2	Cairn India shareholders

Remote e-voting period for Scheme Meeting	9:00 a.m (IST) 9 September 2016 to 5:00 p.m. (IST) 11 September 2016

Voting period for Postal Ballot and e-voting	9:00 a.m (IST) 12 August 2016 to 5:00 p.m. (IST) 11 September 2016

Latest date for receipt of proxy form	10:30 a.m. (IST), 10 September 2016

Cairn India Scheme Meeting	10:30 a.m. (IST), 12 September 2016

Latest date to file notice and affidavits for appearance at the Jurisdictional High Court Hearing of petition to sanction the Scheme	2 days before hearing

Indicative date of hearing by the Jurisdictional High Court of petition to sanction the Scheme	During the first quarter of Fiscal Year 2017

The stated timing of the Jurisdictional High Court hearing is indicative only. Cairn India will publicly advertise the date of the Bombay High Court hearing.

3.3	Vedanta ADS holders

Vedanta ADS Record Date	5 August 2016

Latest date for receipt by Citibank as depositary for the Vedanta ADS Facility of Voting Card	10:00 a.m. (EST), 1 September 2016

Vedanta Scheme Meeting	10:00 a.m. (IST), 8 September 2016

Latest date to file notice and affidavits for appearance at the Jurisdictional High Court Hearing of petition to sanction the Scheme	2 days before hearing

Indicative date of the hearing by the Jurisdictional High Court of petition to sanction the Scheme	During the first quarter of Fiscal Year 2017

The stated timing of the Jurisdictional High Court hearing is indicative only and Vedanta will publicly advertise the date of the Goa High Court hearing.

4.	NOTICE AND AFFIDAVIT FOR APPEARANCE AT HIGH COURT HEARINGS

A form of the notice and affidavit to be filed by interested parties, including shareholders of the Scheme Companies and Vedanta ADS holders, who wish to appear at the High Court Hearing to raise objections to or provide support to the Scheme is included in Annex A to this Information Statement.

PART 4 – RISK FACTORS

Prior to making any decision to vote, shareholders of the Vedanta and Cairn India and Vedanta ADS Holders should carefully consider the risks set forth below and the discussion of risks under the heading “Item 3. Key Information – D. Risk Factors” in Vedanta’s Annual Report on Form 20-F filed with the SEC on 1 August 2016, and updates, if any, to those Risk Factors in Vedanta’s reports on Form 6-K, filed with or furnished to the U.S. Securities and Exchange Commission, together with all other information appearing in this Information Statement or incorporated by reference into this Information Statement. Since Cairn India and its subsidiaries constitute all of Vedanta’s oil and gas assets and, therefore, is Vedanta’s oil and gas segment, shareholders of Vedanta and Cairn India and Vedanta ADS Holders should refer to the information incorporated herein with respect to Vedanta for a discussion of risks relating to Cairn India. Please see “Part 7 – Important Notices – Documents Incorporated by Reference” of this Information Statement.

There may be other risks of which Vedanta and Cairn India are not aware or which they believe to be immaterial which may, in the future, be connected to the Transaction and have a material and adverse effect on the business, financial condition, results of operations or future prospects of Vedanta after completion of the Transaction. In such case, the trading price of the Vedanta shares or the Vedanta ADSs could decline and investors may lose all or part of their investment.

1.	RISKS RELATING TO THE TRANSACTION

Implementation of the Transaction is conditional upon the receipt (or waiver, where applicable) of various third party approvals, which may not be forthcoming.

The Transaction is conditional upon the Scheme of Arrangement being approved by shareholders of each of Vedanta and Cairn India and the requisite majority required in each case is shareholders representing a majority in number and 75 per cent. or more in value who are present and voting at the relevant meeting whether in person or by proxy or remote e-voting. A separate approval will be required from the creditors of Vedanta representing a majority in number and 75% or more in value who are present and voting at a separate court convened meeting, whether in person or by proxy.

The Transaction must be also approved through Postal Ballot/e-voting by the public shareholders of each of Cairn India (i.e., all shareholders of Cairn India except Vedanta and its other subsidiaries) and Vedanta (i.e., all the shareholders of Vedanta, excluding entities belonging to Vedanta plc). The Scheme will be considered to be approved if the number of votes from public shareholders in favour of the proposal are more than the number of votes from public shareholders against it.

The Scheme of Arrangement also requires sanction of the relevant Jurisdictional High Court. The consent of the Indian Ministry of Petroleum & Natural Gas, the Foreign Investment Promotion Board of India or RBI and each of the BSE and the NSE are also required to implement the Transaction. In September 2015, Vedanta and Cairn India each received a “no-objection” letter from the BSE and a “no adverse observation” letter from the NSE; however, further approvals will be required from the Indian Stock Exchanges. The authorities from which these clearances are being sought have discretion in administering the governing legislation. There can be no assurance that all such consents and approvals will be obtained (or waived, if applicable) or that, if obtained, they will be obtained so as to enable the Transaction to be completed within the schedule indicated in this Information Statement.

Vedanta may fail to realise the financial flexibility, cost savings and other synergies anticipated from, or may incur unanticipated costs associated with, the Transaction

There is no assurance that the Transaction will achieve the financial flexibility, cost savings and other synergies Vedanta anticipates. These expected synergies may not develop or may be materially lower than anticipated and other assumptions upon which Vedanta has determined the consideration for the Transaction may prove to be incorrect. As such, the financial flexibility, cost savings and other synergies anticipated by Vedanta to result from the Transaction may not be achieved as expected, or at all, or may be delayed, which could have a material adverse effect on Vedanta’s business, operating results, financial condition and/or prospects.

Failure to consummate the Transaction or any part of the Transaction could negatively affect the trading prices of the Vedanta shares and the Vedanta ADSs.

The effectiveness of the Scheme as well as consummation of the Transaction is not assured and is subject various approvals, consents and court sanctions. If such approvals, consents and court sanctions are not obtained or are delayed, including for reasons beyond the control of Vedanta and its affiliates, the trading prices of the Vedanta shares and the Vedanta ADSs could be negatively affected.

2.	RISKS RELATING TO THE PREFERENCE SHARES

Issuance of Vedanta Preference Shares to non-resident shareholders of Cairn India requires approval of the Indian Foreign Investment Promotion Board

The issuance of the Vedanta Preference Shares to non-resident shareholders of Cairn India is subject to consent of the RBI and, as required, the FIPB. Vedanta will submit an application for approval to the RBI and, as required, the FIPB and the RBI/FIPB Approval process will run concurrently with the court approval process for the Scheme. However, there can be no assurance that the approval will be received in a timely manner, or at all.

Restrictions on payment of dividend and redemption

Under the provisions of the Companies Act, the dividends payable on the Vedanta Preference Shares can only be made out of Vedanta’s current or previous fiscal year profits as calculated in accordance with the provisions of the Companies Act. Where Vedanta’s profits (including accumulated profits standing in Vedanta’s profit or loss account) are inadequate, dividends may be paid out of free reserves in accordance with the Companies Act. Redemptions of the Vedanta Preference Shares can only be made out of Vedanta’s profits that would otherwise have been available for distribution as dividends or the proceeds of a new issue of shares made for the purpose of redemption. If Vedanta does not have sufficient profits, it will not be able to pay dividends on the Vedanta Preference Shares. Further, if Vedanta does not have adequate profits or is unable to raise money through newly issued shares, it may not be able to redeem the Vedanta Preference Shares in accordance with their terms.

Payments made on the Vedanta Preference Shares are subordinated to certain tax and other liabilities that may arise under Indian law and the holders of the Vedanta Preference Shares may not receive any amount on Vedanta Preference Shares in the event of liquidation or winding-up

The Vedanta Preference Shares will be subordinated to certain liabilities that may arise under Indian law, such as claims of the Government on account of taxes and certain other liabilities incurred in the ordinary course of Vedanta’s business. In particular, in the event of bankruptcy, liquidation or winding-up, Vedanta’s assets will be available to pay obligations on the Vedanta Preference Shares only after all of those liabilities that rank senior to Vedanta Preference Shares have been paid. In the event of bankruptcy, liquidation or winding-up, there may not be sufficient assets remaining, after paying amounts relating to these proceedings, to pay amounts due on the Vedanta Preference Shares.

There is no existing market for the Vedanta Preference Shares and there is no assurance that the Vedanta Preference Shares will be listed or that an active market for the Vedanta Preference Shares may not develop

The Vedanta Preference Shares are securities for which there is currently no trading market, and there is no assurance that the Vedanta Preference Shares will be listed on the Indian Stock Exchanges in a timely manner. In accordance with Indian law and practice, permissions for listing and trading of the Vedanta Preference Shares will not be granted until after the Vedanta Preference Shares have been issued and allotted. Approval for listing and trading will require all relevant documents authorising the issuing of Vedanta Preference Shares to be submitted. If there is a failure or delay in obtaining approval to list the Vedanta Preference Shares on the Indian Stock Exchanges, holders of the Preference Shares would be limited in their ability to trade in the Vedanta Preference Shares.

Even to the extent that the Preference Shares are listed in a timely manner, no assurance can be given that an active trading market for the Vedanta Preference Shares will develop or be sustained, which would adversely affect the liquidity market price of the Preference Shares. The price of the Vedanta Preference Shares also depends on the supply and demand for the Vedanta Preference Shares in the market. To the extent holders of the Vedanta Preference Shares exercise their redemption rights in accordance with their terms, the number of Vedanta Preference Shares outstanding will decrease, resulting in a diminished liquidity for the remaining Vedanta Preference Shares. A decrease in the liquidity of the Vedanta Preference Shares may cause, in turn, an increase in the volatility associated with the price of such issue of Vedanta Preference Shares. The more limited the secondary market is for the Vedanta Preference Shares, the more difficult it may be for the holders thereof to realise value for such Vedanta Preference Shares prior to the date of redemption of the Vedanta Preference Shares.

The Vedanta Preference Shares have limited voting rights

Unlike the shareholders of Vedanta, holders of Vedanta Preference Shares will not have the right to vote on resolutions that require shareholder approval under the Companies Act or Vedanta’s Articles of Association, appoint or remove directors and auditors, or approve Vedanta’s accounts. In accordance with the Companies Act, Vedanta Preference Shares will carry voting rights only with respect to matters which directly affect the rights of the preference shareholders, unless the dividend on preference shares is in arrears or the issuer of the preference shares determines otherwise in its Articles of Association. Due to these limitations on voting rights, holders of Vedanta Preference Shares will not have the same rights to control over Vedanta as its shareholders.

PART 5 – INFORMATION ON VEDANTA PREFERENCE SHARES AND VEDANTA ADSs

1.	DESCRIPTION OF VEDANTA SHARES

For a description of the Vedanta shares and the rights conferred to Vedanta shareholders under the Articles of Association and Indian law, please see the information included in Vedanta’s Annual Report on Form 20-F filed with the SEC on 1 August 2016 and in updates, if any, to that Annual Report in Vedanta’s reports on Form 6-K, together with all other information appearing in this Information Statement or incorporated by reference into this Information Statement.

2.	DESCRIPTION OF VEDANTA PREFERENCE SHARES

Set out below are the terms on which the Vedanta Preference Shares are proposed to be issued under the Scheme.

2.1	Face Value

The Vedanta Preference Shares will have a face value of ₹10.

2.2	Accumulation of dividend and convertibility

The Vedanta Preference Shares will be non-cumulative in nature and will not be convertible into any other security.

2.3	Coupon

The Vedanta Preference Shares will, subject to the provisions of the Articles of Association of Vedanta and subject to the provisions of the Companies Act, confer on the holders thereof a right to a fixed preferential dividend of 7.5% per annum in priority to the dividend, if any, payable to Vedanta’s equity shareholders, subject to any withholding taxes. Holders of the Vedanta Preference Shares will not be entitled to any additional share in Vedanta’s profits.

2.4	Voting Rights

The holders of the Vedanta Preference Shares shall have the right to vote in accordance with Section 47 of the (Indian) Companies Act, 2013 (i.e., Vedanta Preference Shares will carry voting rights only with respect to matters which directly affect the rights of the preference shareholders, unless the dividend on preference shares is in arrears or Vedanta determines otherwise).

2.5	Redemption

The Vedanta Preference Shares will be redeemable at their face value after a period of 18 months from the date of their allotment.

2.6	Taxation

All payments in respect of redemption of Preference Share shall be made after deducting or withholding taxes or duties as may be applicable.

2.7	Listing

The Vedanta Preference Shares shall be listed on recognized stock exchanges i.e. BSE and NSE in India.

2.8	Winding-up

In the event of winding up of Vedanta, the holders of the Vedanta Preference Shares shall have a right to receive repayment of the capital paid-up and arrears of dividend, whether declared or not, up to the commencement of winding up, in priority to any payment of capital on the equity shares out of the surplus of Vedanta but shall not have any further right to participate in the profits or assets of Vedanta.

3.	RESTRICTIONS ON FOREIGN OWNERSHIP OF INDIAN SECURITIES

Foreign investments in Indian securities is governed by the Foreign Exchange Management Act, 1999, as amended, together with the regulations and notifications/ circulars issued thereunder.

Foreign Direct Investment (“FDI”) in the sector in which Vedanta is engaged (i.e., mining and exploration of metal and non-metal ores) is (subject to the Indian Mines and Minerals (Development and Regulations) Act, 1957, as amended, (the “MMDR Act”)) in the “100% automatic route” under the Consolidated FDI Policy dated 7 June 2016, as amended from time to time (“FDI Policy”), meaning that the RBI/FIPB Approvals are not required for FDI in this sector.

Further, if an issuance of shares under a scheme of amalgamation and merger of two or more Indian companies or a reconstruction by way of demerger or otherwise of an Indian company has been approved by Indian courts, the transferee company may issue shares to the shareholders of the transferor company resident outside India, provided that the transferee company is not engaged in prohibited sectors, such issuance does not in breach of the applicable sectoral cap for FDI in the transferee company, and the transferee company complies with the prescribed RBI reporting requirements.

As Vedanta is (subject to the MMDR Act) in the 100% automatic route under the FDI Policy, no RBI/FIPB Approval would be required for issuance of equity shares by Vedanta under the Scheme.

The issuance of the Vedanta Preference Shares to non-resident shareholders of Cairn India is subject to consent of the RBI and, as required, the FIPB. Vedanta will submit an application for approval to the RBI and, as required, the FIPB and the RBI/FIPB Approval process will run concurrently with the court approval process for the Scheme.

In the event the relevant RBI/FIPB Approvals for issue of the Vedanta Preference Shares are not obtained on or before the effective date of the Scheme, Vedanta shall, subject to approval of the RBI, appoint Merchant Banker(s) to act on behalf of, and as an agent and trustee of, the non-resident shareholders of Cairn India in respect of the Vedanta Preference Shares to be allotted to them, in the manner provided below.

•	Vedanta shall issue and allot the Vedanta Preference Shares to the Merchant Banker(s) and the Merchant Banker(s) shall, for and on behalf of such non-resident shareholders of Cairn India, receive these Vedanta Preference Shares in an Indian escrow account on such terms and conditions as may be acceptable to the board of directors of Vedanta;

•	Immediately upon allotment of the Vedanta Preference Shares to the Merchant Banker(s), the Merchant Banker(s) shall, for and on behalf of the non-resident shareholders of Cairn India, and as an integral part of the Scheme, offer for sale the Vedanta Preference Shares, issued and allotted to it under the Scheme within 30 days from the date of listing by Vedanta of the Vedanta Preference Shares, without Vedanta having to issue a prospectus for such offer for sale;

•	Upon receipt of the proceeds from the sale of the Vedanta Preference Shares, the Merchant Banker(s) shall distribute such proceeds (net of expenses) to the non-resident shareholders of Cairn India within seven business days from the date of receipt of such proceeds, after deducting or withholding any taxes or duties as may be applicable, in the proportion to their entitlements.

4.	DESCRIPTION OF VEDANTA ADSs

Citibank, N.A. is the depositary bank for the Vedanta ADSs. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013, USA. ADSs represent ownership interests in securities that are on deposit with the depositary bank. Vedanta ADSs may be represented by American Depositary Receipts (“ADRs”). The depositary bank has appointed a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A., Mumbai Branch, located at FIFC, 11th Floor C54/55, G-60 Bandra Kurla Complex, Bandra (East), Mumbai 400 051, India.

INVESTORS WHO HOLD VEDANTA ADSs MUST LOOK SOLELY TO CITIBANK, N.A. AS THE DEPOSITARY BANK FOR THE VEDANTA ADS FACILITY FOR THE DISTRIBUTION OF DIVIDENDS, THE EXERCISE OF VOTING RIGHTS ATTACHING TO THE SHARES REPRESENTED BY THEIR VEDANTA ADSs AND RECEIPT OF ALL OTHER RIGHTS ARISING IN RESPECT OF THE VEDANTA SHARES TO HOLDERS OF VEDANTA ADSs UNDER THE VEDANTA DEPOSIT AGREEMENT FOR THE VEDANTA ADS FACILITY.

Each Vedanta ADS represents four Vedanta shares on deposit with the custodian bank. For a description of the Vedanta ADSs and the rights conferred to holders of Vedanta ADSs under the Vedanta ADS Facility, please see the information included in Vedanta’s Form F-6 (File No. 333-185852) filed with the United States Securities and Exchange Commission (the “SEC”) on 2 January 2013 as well as Vedanta’s Annual Report on Form 20-F filed with the SEC on 1 August 2016, together with all other information appearing in this Information Statement or incorporated by reference into this Information Statement.

5.	NOTICES TO OVERSEAS INVESTORS

5.1	Non-Indian Cairn India and Vedanta shareholders or Vedanta ADS holders

The effect of the Transaction, as regards Cairn India and Vedanta shareholders or Vedanta ADS holders who are citizens, residents or nationals of jurisdictions outside India, may be affected by the laws of the jurisdiction relevant to them. Such shareholders or ADS holders should inform themselves about and observe any applicable legal requirements.

It is the responsibility of any such shareholders or ADS holders to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection with the Transaction, including the obtaining of any governmental or other consents which may be required, compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction.

5.2	US resale restrictions

The New Vedanta Equity Shares and Vedanta Preference Shares to be issued to shareholders of Cairn India will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) of the Securities Act and, as a consequence, they have not been, and will not be, registered under the Securities Act or under the securities laws of any state or other jurisdiction of the United States.

For the purposes of qualifying for the exemption under the registration requirements of the Securities Act (as described above), Vedanta will advise the relevant Jurisdictional High Court that its sanctioning of the Scheme will be relied upon by Vedanta as an approval of the Scheme following a hearing on its fairness to the shareholders, at which hearing all shareholders will be entitled to attend in person or through appropriate legal counsel to support or oppose the sanctioning of the Scheme and with respect to which notification will be given to all shareholders of Cairn India and Vedanta and the Vedanta ADS holders in accordance with applicable law and regulations.

Under US securities laws, a shareholder of Cairn India who is deemed to be an affiliate of Cairn India or Vedanta before or after completion of the Scheme may not resell the New Vedanta Equity Shares and Vedanta Preference Shares received pursuant to the Scheme without registration under the Securities Act, except pursuant to the applicable resale provisions of Rule 145(d) promulgated under the Securities Act or another applicable exemption from the registration requirements of the Securities Act or in a transaction not subject to such requirements. Whether a person is an affiliate of a company for such purposes depends upon the circumstances, but affiliates of a company can include certain officers and directors and significant shareholders.

The New Vedanta Equity Shares and Vedanta Preference Shares have not been approved or disapproved by the SEC or any US state securities commission, nor has the SEC or any US state security commission passed upon the accuracy or adequacy of this Information Statement, the Scheme or the Explanatory Statement. Any representation to the contrary is a criminal offence in the United States.

Further, please note that the Transaction is not subject to the proxy solicitation or tender offer rules under the United States Securities Exchange Act of 1934, as amended. The Transaction is subject to the disclosure requirements, rules and practices applicable in India to Schemes of Arrangement, which differ from the requirements of the US proxy solicitation and tender offer rules.

PART 6 – TAXATION

1.	INDIA

The following is a summary of the material Indian income tax, stamp duty and estate duty consequences of the purchase, ownership and disposal of the Vedanta ADSs and the Vedanta shares underlying the Vedanta ADSs for non-resident investors of the Vedanta ADSs. The summary only addresses the tax consequences for non-resident investors who hold the Vedanta ADSs or the Vedanta shares underlying the Vedanta ADSs as capital assets and does not address the tax consequences which may be relevant to other classes of non-resident investors, including dealers.

The summary proceeds on the basis that the investor continues to remain a non-resident when the income by way of dividends and capital gains is earned. The summary is based on Indian tax laws and relevant interpretations thereof as are in force as at the date of this Information Statement, including the Income Tax Act and the special tax regimes under Sections 115AC and 115ACA of the Income Tax Act, which provides for the taxation of persons resident in India on their global income and of persons not resident in India on income received, accruing or arising in India or deemed to have been received, accrued or arisen in India, and is subject to change. The Income Tax Act is amended every year by the Finance Act of the relevant year. This summary takes into account the impact of provisions as amended by Finance Act 2016. This summary is not intended to constitute a complete analysis of all the tax consequences for a non-resident investor under Indian law in relation to the acquisition, ownership and disposal of the Vedanta ADSs or the Vedanta shares underlying the Vedanta ADSs and does not deal with all possible tax consequences relating to an investment in the Vedanta shares and Vedanta ADSs, such as the tax consequences under any Indian state, local and other (for example, non-Indian) tax laws.

Investors should therefore consult their own tax advisers on the tax consequences of the acquisition, ownership and disposal of the Vedanta ADSs or the Vedanta shares underlying the Vedanta ADSs under Indian law, including specifically, the tax treaty between India and their country of residence and the law of the jurisdiction of their residence.

1.1	Residence

For the purpose of the Income Tax Act, an individual is considered to be a resident of India during the fiscal year if he is in India for at least 182 days or at least 60 days in a particular year and for a period or periods aggregating at least 365 days in the preceding four years. However, the 60 day period shall be read as 182 days in the case of (i) a citizen of India who left India in the previous year as a member of a crew or for employment overseas, or (ii) a citizen of India or a person of Indian origin living abroad who visits India and within the four preceding years has been in India for a period or periods aggregating to 365 days or more. A company is considered to be resident in India if it is incorporated in India or the control and management of its affairs is situated wholly in India. However, as per Finance Act 2016 the place of effective management of a company would be a critical factor for such determination. Individuals and companies who are not residents of India based on the above mentioned criteria are treated as non-residents.

1.2	Taxation of distributions

Dividend income is currently exempt from tax for shareholders. Dividends paid to non-resident holders of Vedanta ADSs are not presently subject to tax in the hands of the recipient. However, the company that is distributing the dividend is liable to pay a “dividend distribution tax” currently at effective tax rate of 20.357% (inclusive of applicable surcharge and cess) on the total amount distributed as dividend with effect from 1 April 2016. Additionally, any resident individual, Hindu Undivided Family or partnership firm receiving dividend from an Indian Company, will be subject to a maximum effective tax rate of 11.54% (inclusive of surcharge and cess).

Under Section 115 O (1A) of the Indian Finance Act, 2008, effective 1 April 2008, an Indian company, subject to certain conditions, can set off the dividend income received from its subsidiaries against the amount of dividend income declared by it to its shareholders, therefore reducing the dividend distribution tax to the extent of such set-off. Any distribution of additional Vedanta ADSs or Vedanta shares to resident or non-resident shareholders will not be subject to Indian tax.

1.3	Minimum alternate tax

Section 115JB of the Income Tax Act, which came into effect in 1 April 2001, brought certain zero tax companies under the ambit of the minimum alternate tax (“MAT”). As per the provisions of the Income Tax Act, if the income tax payable by an assessee, being a company, on the total income is less than 18.5% of its book profit, such book profit shall be deemed to be total income of the assessee and tax will be payable on such income at the maximum rate of 21.342% (inclusive of surcharge and education cess). The credit of amounts paid as MAT can be taken on regular income taxes payable in any of the succeeding ten years subject to certain conditions. The manner of computing the MAT which can be claimed as a credit is specified under section 115JAA in the Income Tax Act.

1.4	Taxation of capital gains

Following is a brief summary of capital gains of taxation of non-resident shareholders and resident employees relating to sale of Vedanta ADSs and Vedanta shares received upon conversion of Vedanta ADSs.

Under the Income Tax Act, the transfer of Vedanta ADSs outside India by a non-resident holder to another non-resident does not give rise to any capital gains tax in India pursuant to section 47(viia) of Income Tax Act. It is unclear whether capital gains derived from the sale by a non-resident investor of rights in respect of Vedanta ADSs will be subject to tax liability in India. This will depend on the view taken by Indian tax authorities on the position with respect to the situs of the rights being offered in respect of the Vedanta ADSs.

The cancellation of Vedanta ADSs into underlying Vedanta shares would not give rise to any capital gains liable to income tax in India.

In accordance with applicable Indian tax laws, any income arising from a sale of the Vedanta shares through a recognised stock exchange in India is subject to a Securities Transaction Tax (“STT”) at a rate of 0.1% of the value of securities if the transaction is a delivery based transaction, and in case of a non-delivery based transaction, STT at a rate of 0.025% will be payable. Such tax is payable by a person (buyer and seller) irrespective of residential status and is collected by the recognised stock exchange in India on which the sale of the Vedanta shares is effected.

Capital gains realised in respect of Vedanta shares listed on a recognized stock exchange in India held by a non-resident investor for more than 12 months will be treated as long-term capital gains and will not be subject to tax in the event such transaction is chargeable to the STT.

Capital gains realised in respect of Vedanta shares held by a non-resident investor for 12 months or less will be treated as short-term capital gains and will be subject to tax at the maximum effective tax rate of 17.304% (15% plus applicable surcharge and education cess) in the event such transaction is subject to the STT.

Withholding tax on capital gains on sale of shares is required to be deducted under Section 195 of the Income Tax Act at the prescribed rates, when the redeemed Vedanta shares are sold on a recognised stock exchange against payment in Indian rupees, as it would go out of the purview of Section 115AC of the Income Tax Act and income therefrom would not be eligible for concessional tax treatment. Also, the normal tax rates would apply to income arising or accruing on these Vedanta shares. However, no withholding tax is required to be withheld from any income accruing to a FII, as an FII is required to pay the tax on its own behalf.

Upon effectiveness of the Scheme, no capital gains will arise to Cairn India shareholders on account of, or consequent to, the issue of Vedanta shares in exchange for Cairn India shares.

For the purpose of computing the capital gain tax on the sale of Vedanta shares, the cost of acquisition of the Vedanta shares would be deemed to be the historical cost of acquiring the Vedanta ADSs. According to the Income Tax Act, a non-resident’s holding period for the purpose of determining the applicable capital gains tax rate relating to Vedanta shares received in exchange for Vedanta ADSs commences on the date of notice of cancellation by the depositary bank to the custodian.

It is unclear as to whether section 115AC and Income Tax Act are applicable to a non-resident who acquires the Vedanta shares outside India from a non-resident holder of Vedanta shares after receipt of Vedanta shares upon conversion of the Vedanta ADSs.

In case of off-market sale transactions, capital gains realised in respect of Vedanta shares listed in India and held by a non-resident investor for more than 12 months will be treated as long-term capital gain and would be subjected to a maximum effective rate of 10.82% (inclusive of surcharge and education cess). Capital gains realised in respect of Vedanta shares held by the non-resident investor for 12 months or less will be treated as short-term capital gains and will be subject to tax at the normal income tax rates (maximum rate of 34.608% (including surcharge and education cess) for individuals and maximum rate of 43.26% (including surcharge and education cess) for companies) applicable to non-residents under the provisions of the Income Tax Act. Withholding tax on capital gains on sale of equity shares is required to be deducted under Section 195 of the Income Tax Act at the prescribed rates.

1.5	Computation of capital gain

For the purpose of computing capital gains on the sale of Vedanta shares, the sale consideration received or accruing on such sale shall be reduced by the cost of acquisition of such Vedanta shares and any expenditure incurred wholly and exclusively in connection with such sale. Under the Income-tax Act, the purchase price of Vedanta shares received in exchange for Vedanta ADSs will be the market price of the underlying shares on the date that the depositary bank gives notice to the custodian of the delivery of Vedanta shares in exchange for such corresponding Vedanta ADSs. The market price is the price of the Vedanta shares prevailing on the BSE or the NSE as applicable.

1.6	Tax treaties

The above mentioned tax rates and the consequent taxation are subject to any benefits available to a non-resident investor under the provisions of any agreement for the avoidance of double taxation entered into by the Government of India with the country of tax residence of such non-resident investor. Investors are advised to consult their tax advisors for the purpose of the residential status for the purpose of treaty benefits in the event the investments are made through special purpose vehicle in an overseas jurisdiction.

1.7	Capital losses

The losses arising from a transfer of a capital asset in India can only be set off against capital gains and not against any other income in accordance with the Income Tax Act. A long-term capital loss may be set off only against a long-term capital gain. To the extent the losses are not absorbed in the year of transfer, they may be carried forward for a period of eight years immediately succeeding the year for which the loss was first computed and may be set off against the capital gains assessable for such subsequent years. In order to get the benefit of set-off of the capital losses in this manner, the non-resident investor must file appropriate and timely tax returns in India.

1.8	Buy-back of securities

Indian companies are not subject to tax on the buy-back of their equity shares which are listed on a recognised stock exchange. Further, the shareholders are not subject to capital gains tax if such buy-back is undertaken on the floor of the stock exchange and STT has been paid thereon.

1.9	Stamp duty and transfer tax

A transfer of Vedanta ADSs is not subject to Indian stamp duty. A sale of Vedanta shares in physical form by a non-resident holder will be subject to Indian stamp duty at a rate of 0.25% of the market value of the Vedanta shares on the trade date, although such duty is customarily borne by the transferee. The transfer of Vedanta shares in dematerialised form is not subject to stamp duty.

1.10	Wealth tax, gift tax and inheritance tax

The holding of Vedanta ADSs by non-resident investors, the holding of underlying Vedanta shares by the depositary in a fiduciary capacity, and the transfer of the Vedanta ADSs between non-resident investors and the depositary is not subject to Indian wealth tax. The Finance Act 2015 has abolished the levy of wealth tax under the Wealth-tax Act, 1957 with effect from 1 April 2015.

Further, there is no tax on gifts and inheritances which applies to Vedanta ADSs or the Vedanta shares underlying the Vedanta ADSs. Non-resident holders are advised to consult their own tax advisors.

1.11	Estate duty

Under current Indian law, there is no estate duty applicable to a non-resident holder of Vedanta ADSs or Vedanta shares.

1.12	Service tax

Brokerage or commission fees paid to stockbrokers in connection with the sale or purchase of Vedanta shares are subject to an Indian service tax at the effective tax rate of 15% (including Swacch Bharat Cess and Krishi Kalyan Cess of 0.5% each) collected by the stockbroker. The stock broker is responsible for collecting the service tax for the shareholder and paying it to relevant authority.

2.	US FEDERAL INCOME TAXATION

PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT (A) ANY DISCUSSION OF US FEDERAL TAX ISSUES IN THIS INFORMATION STATEMENT WAS NOT WRITTEN OR INTENDED TO BE USED, AND MAY NOT BE ABLE TO BE USED, BY ANY PROSPECTIVE INVESTOR FOR PURPOSES OF AVOIDING US FEDERAL TAX PENALTIES THAT MAY BE IMPOSED ON THE PROSPECTIVE INVESTOR, (B) ANY SUCH TAX DISCUSSION WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THIS TRANSACTION, AND (C) EACH PROSPECTIVE INVESTOR SHOULD SEEK ADVICE BASED ON THE PROSPECTIVE INVESTOR’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

2.1	General

The following discussion describes certain material US federal income tax consequences to US Holders (defined below) under present law of an investment in New Vedanta Equity Shares and Vedanta Preference Shares acquired pursuant to the Scheme. Except as otherwise specified, references in the discussion below to “Vedanta shares” are to both New Vedanta Equity Shares and Vedanta Preference Shares. This summary applies only to investors that hold Vedanta shares as capital assets (generally, property held for investment) and that have the US dollar as their functional currency. This discussion is based on the US Internal Revenue Code of 1986, as in effect on the date of this Information Statement and on US Treasury regulations in effect or, in some cases, proposed, as at the date of this Information Statement, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as: banks; certain financial institutions; insurance companies; regulated investment companies; real estate investment trusts; broker dealers; United States expatriates; traders that elect to mark-to-market method of accounting; tax-exempt entities; persons holding a Vedanta share as part of a straddle, hedging, conversion or integrated transaction; persons that actually or constructively own 5.0% or more of the total combined voting power of all classes of Vedanta or Cairn India voting stock; persons who acquired Vedanta shares pursuant to the exercise of any employee share option or otherwise as compensation; or persons holding Vedanta shares through partnerships or other pass-through entities. Further, the following discussion does not address the US federal estate and gift tax, the 3.8% Medicare tax on net investment income or alternative minimum tax consequences of the acquisition, ownership, disposition or retirement of Vedanta shares.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE US FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF VEDANTA SHARES.

The discussion below of the US federal income tax consequences to “US Holders” will apply to a beneficial owner of Vedanta shares who is, for US federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate, the income of which is subject to US federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more United States persons for all substantial decisions of the trust or (2) has a valid election in effect under the applicable US Treasury regulations to be treated as a United States person.

If a partnership or other entity or arrangement treated as a partnership for US federal income tax purposes holds Vedanta shares, the tax treatment of a partner will generally depend upon the status and the activities of the partnership. A US Holder that is a partner in a partnership holding Vedanta shares is urged to consult its tax advisor.

Except as otherwise noted, the discussion below assumes that Vedanta Preference Shares are properly characterized as equity in Vedanta and are treated as issued for a price equal to their liquidation preference. Alternative characterizations of the Vedanta Preference Shares may result in adverse tax consequences, such as the requirement to accrue income before the receipt of cash distributions attributable to such income and/or the unavailability of lower capital gains rates on dividends to certain non-corporate taxpayers (to the extent dividends would otherwise have qualified for such rates). US Holders should consult with their own tax advisors about the consequences to them of any alternative characterization of Vedanta Preference Shares.

2.2	Taxation of dividends and other distributions on the Vedanta shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of any distributions Vedanta makes to US Holders with respect to the Vedanta shares generally will be includible in their gross income as foreign source dividend income on the date of receipt by such US Holders, but only to the extent that the distribution is paid out of Vedanta’s current or accumulated earnings and profits (as determined under US federal income tax principles). Any such dividends will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other United States corporations. To the extent that the amount of the distribution exceeds Vedanta’s current and accumulated earnings and profits (as determined under US federal income tax principles), such excess amount will be treated first as a tax-free return of a US Holder’s tax basis in the Vedanta shares, and then, to the extent such excess amount exceeds such US Holder’s tax basis in the Vedanta shares, as capital gain. However, Vedanta currently does not, and does not intend to calculate its earnings and profits under US federal income tax principles. Therefore, a US Holder will not be able to be certain whether any distribution will be treated as a dividend or as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate US Holders, dividends may be taxed at the lower applicable capital gains rate for “qualified dividend income”, provided that (1) Vedanta is eligible for the benefits of the United States-India income tax treaty, (2) Vedanta is neither a PFIC nor treated as such with respect to a US Holder (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding and other requirements are satisfied. US Holders should consult their tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to Vedanta Preference Shares and New Vedanta Equity Shares.

Any dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), certain rules will apply in determining the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation. Any dividends distributed by Vedanta with respect to Vedanta shares will generally constitute “passive category income” but could, in the case of certain US Holders, constitute “general category income.” A US Holder will not be able to claim a foreign tax credit for any Indian taxes imposed with respect to dividend distribution taxes on Vedanta shares (as discussed under “-India-Taxation of distributions”). The rules relating to the determination of the foreign tax credit are complex and US Holders should consult their tax advisors to determine whether and to what extent a credit would be available in their particular circumstances, including the effects of any applicable income tax treaties.

2.3	Taxation of a disposition of Vedanta shares

Subject to the PFIC rules discussed below, upon a sale or other disposition of Vedanta shares, a US Holder will generally recognize a capital gain or loss for US federal income tax purposes in an amount equal to the difference between the amount realized for the Vedanta Preference Shares or New Vedanta Equity Shares and such US Holder’s tax basis in such shares (as determined under “-Taxation of the Scheme to US shareholders of Cairn India”). Any such gain or loss will be treated as long-term capital gain or loss if the US Holder’s holding period in the applicable class of Vedanta shares at the time of the disposition exceeds one year. Long-term capital gain of individual US Holders generally is subject to US federal income tax at reduced tax rates. The deductibility of capital losses will be subject to limitations. Any such gain or loss that a US Holder recognizes generally will be treated as United States source income or loss for foreign tax credit limitation purposes.

Because capital gains generally will be treated as United States source gain, as a result of the US foreign tax credit limitation, any Indian income tax imposed upon capital gains in respect of Vedanta shares (as discussed under “-India-Taxation of capital gains,” “-India -Computation of capital gain” and “-India-buy-back of securities”) may not be currently creditable unless a US Holder has other foreign source income for the year in the appropriate US foreign tax credit limitation basket. US Holders should consult their tax advisors regarding the application of Indian taxes to a disposition of a Vedanta share and their ability to credit an Indian tax against their US federal income tax liability.

2.4	Passive foreign investment company

Based on the expected market prices of New Vedanta Equity Shares and the composition of Vedanta’s income and assets, including goodwill, Vedanta does not expect to be a PFIC for US federal income tax purposes for its taxable year ending on 31 March 2017, or for any taxable year in the reasonably foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects and, therefore, the IRS may assert that, contrary to Vedanta’s belief, it was a PFIC for such taxable year. In addition, Vedanta must make a separate determination each taxable year as to whether it is a PFIC (after the close of each taxable year). A decrease in the market value of New Vedanta Equity Shares and/or an increase in cash or other passive assets would increase the relative percentage of Vedanta’s passive assets. Accordingly, Vedanta cannot assure US Holders that it will not be a PFIC for the taxable year ending on 31 March 2017, or for any taxable year in the reasonably foreseeable future.

A non-United States corporation will be a PFIC for US federal income tax purposes for any taxable year if, applying certain look-through rules either:

•	at least 75% of its gross income is passive income, or

•	at least 50% of the total value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income.

For this purpose, Vedanta will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% (by value) of the stock. A separate determination must be made after the close of each taxable year as to whether Vedanta was a PFIC for that year. Because the value of Vedanta’s assets for purposes of the PFIC test will generally be determined by reference to the market price of the New Vedanta Equity Shares, fluctuations in the market price of the New Vedanta Equity Shares may cause it to become a PFIC. In addition, changes in the composition of Vedanta’s income or assets may cause it to become a PFIC.

If Vedanta is a PFIC for any taxable year during which a US Holder holds Vedanta Preference Shares or New Vedanta Equity Shares, it generally will continue to be treated as a PFIC with respect to such US Holder for all succeeding years during which it holds such shares, unless Vedanta ceases to be a PFIC and the US Holder makes a “deemed sale” election with respect to such New Vedanta Equity Shares or Vedanta Preference Shares, as applicable. If such election is timely made, the US Holder will be deemed to have sold the applicable class of Vedanta shares it holds at their fair market value on the last day of the last taxable year in which Vedanta qualified as a PFIC and any gain from such deemed sale would be subject to the consequences described in the following two paragraphs. In addition, a new holding period would be deemed to begin for the New Vedanta Equity Shares or Vedanta Preference Shares for purposes of the PFIC rules. After the deemed sale election, the applicable class of Vedanta shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless Vedanta subsequently becomes a PFIC.

For each taxable year that Vedanta is treated as a PFIC with respect to a US Holder, such US Holder will be subject to special tax rules with respect to any “excess distribution” that it receives and any gain it recognizes from a sale or other disposition (including a pledge) of the applicable class of Vedanta shares, unless it makes a “mark-to-market” election as discussed below. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the such US Holder’s actual holding period for the applicable class of Vedanta shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated rateably over the holding period for the applicable class of Vedanta shares;

•	the amount allocated to the current taxable year, and any taxable years in the holding period prior to the first taxable year in which Vedanta was a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, non-corporate US Holders will not be eligible for reduced rates of taxation on any dividends received from Vedanta (as described above under “-Taxation of dividends and other distributions on the Vedanta shares”) if Vedanta is a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of the Vedanta shares cannot be treated as capital, even if the Vedanta shares are held as capital assets.

If Vedanta is treated as a PFIC with respect to a US Holder for any taxable year, to the extent any of its subsidiaries are also PFICs or Vedanta makes direct or indirect equity investments in other entities that are PFICs, such US Holder may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by Vedanta, and such US Holder may be subject to the adverse tax consequences described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that it would be deemed to own. US Holders should consult their tax advisors regarding the application of the PFIC rules to any of Vedanta’s PFIC subsidiaries.

A US Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If a US Holder makes a valid mark-to-market election for the applicable class of Vedanta shares, it will include in income for each year that Vedanta is a PFIC an amount equal to the excess, if any, of the fair market value of the applicable class of Vedanta shares as at the close of such US Holder’s taxable year over the adjusted basis in such Vedanta shares. Such US Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the applicable class of Vedanta shares over their fair market value as at the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the applicable class of Vedanta shares included in the US Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Vedanta shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the applicable class of Vedanta shares, as well as to any loss realized on the actual sale or other disposition of the Vedanta shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Vedanta shares. The US Holder’s basis in the applicable class of Vedanta shares will be adjusted to reflect any such income or loss amounts. If a US Holder makes a mark-to-market election, any distributions that Vedanta makes would generally be subject to the tax rules discussed above under “-Taxation of dividends and other distributions on the Vedanta shares”, except that the lower rate applicable to qualified dividend income (discussed above) would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in the applicable US Treasury regulations. The Company makes no representation that either the New Vedanta Equity Shares or the Vedanta Preference Shares will be treated as marketable stock. Further, because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs Vedanta owns, a US Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by Vedanta that are treated as an equity interest in a PFIC for US federal income tax purposes. US Holders should consult their tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, if a non-United States corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the PFIC rules described above regarding excess distributions and recognized gains by making a qualified electing fund (“QEF”) election to include in income its share of the corporation’s income on a current basis. However, US Holders will be able to make a QEF election with respect to Vedanta shares only if Vedanta agrees to furnish US Holders annually with certain tax information, and it currently does not intend to prepare or provide such information.

If Vedanta was to be a PFIC, each US Holder would be required to file an annual report on Form 8621. in the event a US Holder does not file Form 8621, certain penalties may apply to such US Holder, including extending the statute of limitations on the assessment and collection of US federal income taxes of such US Holder for the related tax year to three years after the date on which such report is filed. US Holders should consult their tax advisors regarding any reporting requirements that may apply to them.

US Holders should consult their tax advisors regarding the application of the PFIC rules to their investments in Vedanta shares.

2.5	Information reporting and backup withholding

Any dividend payments with respect to Vedanta shares and proceeds from the sale, exchange, redemption or other disposition of Vedanta shares may be subject to information reporting to the IRS and possible US backup withholding. Backup withholding will not apply, however, to a US Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. US Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. US Holders should consult their tax advisors regarding the application of the US information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a US Holder’s US federal income tax liability, and such US Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

2.6	Additional reporting requirements

Certain US Holders who are individuals are required to report information relating to an interest in Vedanta Preference Shares or New Vedanta Equity Shares, subject to certain exceptions (including an exception for shares held in accounts maintained by certain financial institutions). US Holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of Vedanta Preference Shares or New Vedanta Equity Shares.

2.7	Taxation of the Scheme to US shareholders of Cairn India

Although the treatment of the Scheme is not certain, if required to take a position, the Company currently intends to treat the Scheme as a “reorganization” for US federal income tax purposes and the balance of this discussion is based on such treatment. Subject to the PFIC discussion below, US shareholders of Cairn India that receive solely New Vedanta Equity Shares and Vedanta Preference Shares in exchange for their Cairn India shares will recognize gain, up to the fair market value of Vedanta Preference Shares received pursuant to the Scheme. Such gain may be treated as ordinary income. US shareholders of Cairn India generally will not recognize loss in the exchange of Cairn India shares for New Vedanta Equity Shares and Vedanta Preference Shares pursuant to the Scheme.

The basis of New Vedanta Equity Shares received by Cairn India shareholders will be equal to the basis of the Cairn India shares surrendered in exchange therefor, decreased by the fair market value of the Vedanta Preference Shares received in exchange therefor and increased by the amount of any gain recognized in the exchange. The holding period of the New Vedanta Equity Shares received by Cairn India shareholders generally will include the period during which the Cairn India shares surrendered in exchange therefor were held.

The basis of Vedanta Preference Shares received by Cairn India shareholders will be equal to the fair market value of Vedanta Preference Shares.

The foregoing assumes that Cairn India has not been, and is not, classified a PFIC. In this regard, Vedanta makes no representation regarding the status of Cairn India as a PFIC and it may be so classified. While not certain, holders of stock in a PFIC that exchange their stock for shares in a corporation that is not a PFIC are likely to be required to recognize any gain realized in the exchange, which gain would be an excess distribution (as described above under “- Passive foreign investment company”). Shareholders of Cairn India should consult with their own US tax advisors regarding the consequences to them of Cairn India being characterized as a PFIC.

PART 7 – IMPORTANT NOTICES

1.	INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Information Statement and the information incorporated herein contains “forward-looking statements”, that is, statements related to future, not past, events and which may be interpreted as “forward-looking statements” within the meaning of applicable laws and regulations, including within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance, and often contain forward-looking terminology such as “expects”, “estimates”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “may”, “should” or “will” or, in each case, their negative or other variations or comparable terminology.

Forward-looking statements are based on the current beliefs and expectations of the Vedanta’s management and are subject to significant risks and uncertainties. The forward-looking statements involve risks, assumptions and uncertainties regarding Vedanta’s present and future business strategies, and the environment in which Vedanta will operate in the future. Many of the factors that will determine these results and values are beyond Vedanta’s ability to control or predict. Investors are cautioned not to put undue reliance on any forward-looking statement and should specifically consider the factors identified in this Information Statement, which could cause actual results to differ, before making any decision with respect to proposed Transaction. Neither this Information Statement nor the information incorporated herein by reference should not be relied upon as a recommendation or forecast by Vedanta.

The forward-looking statements contained herein and in the information incorporated herein by reference, including statements regarding the proposed Transaction, the ability to obtain the various approvals required for the Transaction, the impact of the Transaction on the combined business, the period following completion of the Transaction and the future results of operations or financial performance of Vedanta following the Transaction, the listing of the New Vedanta Equity Shares and the Vedanta Preference Shares on the Indian Stock Exchanges, by their nature address matters that are, to different degrees, uncertain. Actual results might differ substantially or materially from those expressed or implied. In particular, there can be no assurance that the Transactions will be consummated on the terms described in this Information Statement or at all, that it will have the financial or operational impact on Vedanta shareholders and Vedanta ADS holders as described in this Information Statement (including anticipated synergies), that the New Vedanta Equity Shares and the Vedanta Preference Shares will be listed on the Indian Stock Exchanges.

Additional factors that could cause Vedanta’s results to differ materially from those described in the forward-looking statements contained herein and in the information incorporated herein by reference include:

•	a decline or volatility in the prices of or demand for zinc, oil and gas, iron ore, copper, aluminium or power or increase in supply of zinc, oil and gas, iron ore, copper, aluminium or power;

•	events that could cause a decrease in our production and higher cost of production for zinc, oil and gas, iron ore, copper, aluminium or power;

•	unavailability or increased costs of raw materials for our products;

•	dependence on obtaining and maintaining mining leases for our mining sites and approvals from regulatory authorities for increasing oil and gas production;

•	general risks related to Vedanta’s commercial power business;

•	fluctuations in metal prices, ore prices, oil and gas prices or power prices;

•	fluctuations in currency exchange rates;

•	interruptions in the availability of exploration, production or supply equipment or infrastructure and/or increased costs;

•	construction of pipelines and terminals may take longer than planned, may not work as intended and the cost of construction may be greater than forecast;

•	our actual economically recoverable lead-zinc ore, copper ore or bauxite reserves being lower than we have estimated;

•	our ability to expand our business, effectively manage our growth or implement our strategy;

•	our ability to retain our senior management team and hire and retain sufficiently skilled labor to support our operations;

•	regulatory, legislative and judicial developments and future regulatory actions and conditions in our operating areas;

•	increasing competition in the zinc, oil and gas, iron ore, copper, aluminium or power industries;

•	political or economic instability in and around India or around the regions in which we operate;

•	worldwide economic and business conditions;

•	reliance on third party contractors and providers of equipment which may not be readily available and whose costs may increase;

•	compliance with extensive environmental and health and safety regulations;

•	our ability to successfully consummate strategic acquisitions;

•	our ability to simplify our group structure and reduction in non-controlling stake in group companies;

•	the outcome of outstanding litigation in which we are involved;

•	our ability to maintain good relations with our trade unions and avoid strikes and lock-outs;

•	any actions of Vedanta;

•	the future capital requirements of our business and the availability of financing on favorable terms;

•	the continuation of tax holidays, exemptions and deferred tax schemes we currently enjoy;

•	changes in tariffs, royalties, customs duties and government assistance;

•	terrorist attacks and other acts of violence, natural disasters and other environmental conditions and outbreaks of infectious diseases and other public health concerns in India, Asia and elsewhere; and

•	failure of digital infrastructures and cyber security attacks due to negligence or IT security failures.

Additional factors that could cause Vedanta’s results to differ materially from those described in the forward-looking statements herein and the information incorporated herein by reference can be found in the section “Part 4-Risk Factors” in this Information Statement. All forward-looking statements attributable to Vedanta or any person acting on Vedanta’s behalf are qualified in their entirety by the cautionary statements contained or referred to in this section.

Any forward-looking information in this Information Statement or any document incorporated herein by reference has been prepared on the basis of a number of assumptions, which may prove to be incorrect. The views expressed herein may contain information derived from publicly available sources that have not been independently verified; no representation or warranty is made as to the accuracy, completeness or reliability of this information. Save as required by the requirements of SEBI, the BSE and the NSE or otherwise arising as a matter of law or regulation, each of Vedanta and Cairn India expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the expectations of Vedanta with regard thereto or any change in events, conditions or circumstances on which any such statement is based, even if new information, future events or other circumstances have made them incorrect or misleading.

2.	FURTHER INFORMATION

In the United States, Vedanta has filed its annual reports and other information as is required from time to time with the SEC. A copy of such documents filed or to be filed by Vedanta can be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC can be contacted at +1-800-SEC-0330 for further information on the Public Reference Room. The SEC filings are also available to the public through the SEC’s website at http://www.sec.gov by reference to Vedanta.

In India, Vedanta and Cairn India distribute annual reports to all their registered shareholders and file the same with the Registrar of Companies of the Indian state in which their respective registered offices are currently situated. Vedanta and Cairn India also file information on their quarterly results and other information with the stock exchanges in India where their securities are listed, and this information is publicly available on the websites of such stock exchanges. In accordance with applicable laws, Vedanta will continue to distribute printed copies or send electronic copies of annual reports to its registered shareholders. Vedanta intends to continue to file annual reports with the Registrar of Companies of the Indian state in which its registered offices will be situated and to also file information on its quarterly results and other information with the Indian Stock Exchanges.

3.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection by Vedanta shareholders and Vedanta ADS holders at the registered office of Vedanta (Sesa Ghor, 20 EDC Complex, Patto, Panaji – 403 001, Goa, India), between 11 a.m. and 1 p.m. on all working days (except Saturdays) until the day before the Vedanta Scheme Meeting, i.e. until 7 September 2016:

•	a copy of the orders dated 18 December 2015, 22 January 2016, 4 March 2016, 6 May 2016, 17 June 2016 and 22 July 2016 of the Goa High Court passed in Company Application (Main) No. 168 of 2015 Company Application No. 3 of 2016, Company Application No. 19 of 2016, Company Application No. 37 of 2016, Company Application No. 39 of 2016 and Company Application No. 44 of 2016, respectively, directing the convening of the meeting of the shareholders and creditors of Vedanta;

•	documents in relation to the above mentioned applications;

•	the memorandum and articles of association of Vedanta and Cairn India;

•	a copy of Vedanta’s Annual Report on Form 20-F filed with the SEC on 1 August 2016, which includes, among other things, the audited consolidated financial statements of Vedanta as at 31 March 2015 and 31 March 2016 and for the fiscal years ended 31 March 2014, 2015 and 2016 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), along with the related reports of its auditors;

•	the unaudited financial results of Vedanta for the three months ended 30 June 2016, prepared in accordance with Indian Accounting Standards (“Ind-AS”);

•	the audited financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with generally accepted accounting principles in India (“IGAAP”), along with the related reports of the auditors thereon, and the financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

•	the unaudited consolidated balance sheet and income statement information relating to Cairn India as at and for the fiscal years ended 31 March 2014, 2015 and 2016, which are extracted without material adjustment from the consolidation schedules that underlie Vedanta’s audited consolidated financial information, prepared in accordance with IFRS as issued by the IASB, for the relevant periods;

•	the unaudited financial results of Cairn India for the three months ended 30 June 2016, prepared in accordance with Ind-AS;

•	the unaudited and unreviewed pro forma consolidated condensed financial information for Vedanta;

•	the Joint Valuation Report dated 22 July 2016;

•	the Lazard Fairness Opinion dated 22 July 2016;

•	a copy of the No Objection Certificate to the Scheme received from the Indian Stock Exchanges by letters, each dated 10 September 2015

•	the register of directors’ shareholdings of Vedanta;

•	copies of the complaints’ reports filed with NSE on 15 July 2015 and with BSE on 16 July 2015; and

•	this Information Statement.

Copies of the following will be available for inspection by Cairn India shareholders at the registered office of Cairn India (1st floor, Wing C, Unit No. 103, Wing-2, Corporate Avenue, Chakala, Andheri (E), Mumbai 400 093, Maharashtra, India) between 11 a.m. and 1 p.m. on all working days (except Saturdays) until the days before the Cairn India Scheme Meeting, i.e. until 11 September 2016:

•	a copy of the orders dated 22 January 2016, 23 March 2016 and 22 July 2016 of the Bombay High Court passed in Company Summons for Directions No. 1 of 2016, Company Application (L) No. 187 of 2016 and Company Application (L) No. 444 of 2016 directing the convening of the meeting of the shareholders of Cairn India;

•	documents related to the abovementioned applications ;

•	the register of directors’ shareholdings of Cairn India;

•	the memorandum and articles of association of Vedanta and Cairn India;

•	a copy of Vedanta’s Annual Report on Form 20-F filed with the SEC on 1 August 2016, which includes, among other things, the audited consolidated financial statements of Vedanta as at 31 March 2015 and 31 March 2016 and for the fiscal years ended 31 March 2014, 2015 and 2016 prepared in accordance with IFRS as issued by IASB, along with the related reports of its auditors;

•	the unaudited financial results of Vedanta for the three months ended 30 June 2016, prepared in accordance with Ind-AS;

•	the audited financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the related reports of the auditors thereon, and the financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015;

•	the unaudited consolidated balance sheet and income statement information relating to Cairn India as at and for the fiscal years ended 31 March 2014, 2015 and 2016, which are extracted without material adjustment from the consolidation schedules that underlie Vedanta’s audited consolidated financial information, prepared in accordance with IFRS as issued by the IASB, for the relevant periods;

•	the unaudited financial results of Cairn India for the three months ended 30 June 2016, prepared in accordance with Ind-AS;

•	the unaudited and unreviewed pro forma consolidated condensed financial information for Vedanta;

•	the Joint Valuation Report dated 22 July 2016;

•	the Cairn India Financial Advisers’ Fairness Opinions dated 22 July 2016;

•	a copy of the No Objection Certificate to the Scheme received from the Indian Stock Exchanges by letters, each dated 10 September 2015

•	copies of the complaints’ reports dated 16 July 2015 filed with the BSE and NSE; and

•	this Information Statement.

4.	PRESENTATION OF INFORMATION

4.1	General

The contents of this Information Statement should not be construed as legal, financial or tax advice. Investors should consult their own legal, financial or tax advisers for legal, financial or tax advice.

No statement in this Information Statement is intended to constitute a profit forecast or profit estimate for any period, nor should any statement be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Vedanta or any of its subsidiaries, as appropriate.

In this Information Statement, references to shares held by one company in another company may include shares held directly and/or though one or more direct or indirect subsidiaries.

4.2	Financial information

The fiscal year of each of the Scheme Companies currently runs from 1 April of a given year until 31 March of the following year. Accordingly, in this Information Statement, the fiscal years ended 31 March 2014, 2015 and 2016 are each also referred to as “fiscal 2014”, “fiscal 2015” and “fiscal 2016”, respectively.

Certain financial statements and financial information included or incorporated by reference in this Information Statement has been prepared in accordance with IGAAP and Ind-AS, which may differ from IFRS as issued by the IASB in certain material respects and thus may not be directly comparable to financial statements or other financial information prepared in accordance with such accounting principles. Please see “– Summary of Significant Differences between IGAAP, Ind-AS and IFRS”.

4.3	Provided financial information

Certain financial information included in this Information Statement is presented in crores. A crore is a unit used in India and is equal to 10 million. For example, an amount expressed as ₹15 crores is equal to ₹150 million.

4.4	Exchange rate information

Unless otherwise indicated, all references in this Information Statement to “US dollars” or “US$” are to the lawful currency of the United States, all references to “Indian rupees” or “INR” or “Rs.” or “₹” are to the lawful currency of India.

References in this Information Statement to US dollar amounts have, unless the context requires otherwise, been calculated by reference to the noon buying rate of ₹66.25 per US$ 1.00 in the City of New York for cable transfers of Indian rupees, as certified by the Federal Reserve Bank of New York, as at 31 March 2016. The translations of Indian rupee amounts to US dollars are solely for the convenience of the reader and no representation is made that the Indian rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such rates or any other rates.

4.5	References to times

All references in this Information Statement to a specific time, unless otherwise specified, are to Indian Standard Time (“IST”).

4.6	Note on figures

Certain figures (including percentages) in this Information Statement have been rounded in accordance with commercial principles and practice. Figures that have been rounded in various tables may not necessarily add up to the exact arithmetic total given in the respective tables.

5.	DOCUMENTS INCORPORATED BY REFERENCE

The documents listed below are incorporated by reference in this Information Statement:

•	Form F-6 filed with the SEC on 2 January 2013; and

•	Vedanta’s Annual Report on Form 20-F filed with the SEC on 1 August 2016.

In addition, any future filings made by Vedanta with the SEC under the Exchange Act after the date of this Information Statement and prior to the hearing by the Jurisdictional High Courts, and any future reports on Form 6-K filed or furnished to the SEC by Vedanta during such period (to that extent that such Form 6-K indicates that it is intended to be incorporated by reference herein), shall be considered to be incorporated in this Information Statement by reference.

Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this Information Statement and should be read with the same care.

Copies of all documents incorporated by reference in this Information Statement, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this Information Statement, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this Information Statement on the written or oral request of that person made to:

Bhumika Sood

Deputy Company Secretary

Vedanta Limited

DLF Atria, Jacaranda Marg, DLF City – Phase-2

Gurgaon – 122002, Haryana, India

Tel No +91 124 4763518

Any statement in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for the purposes of this Information Statement, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Information Statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Information Statement except as so modified or superseded.

PART 8 – DESCRIPTION OF VEDANTA AND CAIRN INDIA

This Information Statement incorporates by reference important business and financial information about Vedanta and Cairn India and their respective subsidiaries that is not included in or delivered with this Information Statement. Shareholders of the Vedanta and Cairn India and Vedanta ADS Holders should carefully consider the discussion of Vedanta and Cairn India set forth in Vedanta’s Annual Report on Form 20-F filed with the SEC on 1 August 2016, and updates, if any, to that Annual Report in Vedanta’s reports on Form 6-K, filed with or furnished to the U.S. Securities and Exchange Commission, together with all other information appearing in this Information Statement or incorporated by reference into this Information Statement. Since Cairn India and its subsidiaries constitute all of Vedanta’s oil and gas assets and, therefore, is Vedanta’s oil and gas segment, shareholders of Vedanta and Cairn India and Vedanta ADS Holders should refer to the information incorporated herein with respect to Vedanta for a discussion of business and financial information relating to Cairn India. Please see “Part 7 – Important Notices – Documents Incorporated by Reference” of this Information Statement.

PART 9 – FINANCIAL INFORMATION

Certain financial statements and financial information included or incorporated by reference in this Information Statement has been prepared in accordance with IGAAP and Ind-AS, which may differ from IFRS as issued by the IASB in certain material respects and thus may not be directly comparable to financial statements or other financial information prepared in accordance with such accounting principles. Please see “– Summary of Significant Differences between IGAAP, Ind-AS and IFRS”.

1.	HISTORICAL FINANCIAL INFORMATION OF VEDANTA

1.1	Historical audited consolidated financial statements of Vedanta for the fiscal years ended 31 March 2014, 2015 and 2016 prepared in accordance with IFRS as issued by IASB

The historical audited consolidated financial statements of Vedanta as at and for the fiscal years ended 31 March 2014, 2015 and 2016, prepared in accordance with IFRS as issued by IASB, along with the related reports of its auditors, are incorporated by reference into this Information Statement. Please see “Part 7 – Important Notices – Documents Incorporated by Reference” of this Information Statement.

1.2	Historical unaudited consolidated financial information of Vedanta for the three months ended 30 June 2016 prepared in accordance with Ind-AS

The unaudited financial results of Vedanta for the three months ended 30 June 2016, prepared in accordance with Ind-AS, are included as Annex E to this Information Statement.

1.3	Historical financial information for the fiscal years ended 31 March 2014, 2015 and 2016 relating to Cairn India which are extracted without material adjustment from the consolidation schedules that underlie Vedanta’s audited consolidated financial information prepared in accordance with IFRS as issued by IASB

Unaudited consolidated balance sheet and income statement information relating to Cairn India as at and for the fiscal years ended 31 March 2014, 2015 and 2016, which are extracted without material adjustment from the consolidation schedules that underlie Vedanta’s audited consolidated financial information, prepared in accordance with IFRS as issued by the IASB, for the relevant periods, are set out in Annex F to this Information Statement. This unaudited financial information is provided for informational purposes only and is not directly comparable with consolidated financial information of Cairn India and its subsidiaries prepared on a stand-alone basis and should be construed as representative of the results of operation or financial position of Cairn India and its subsidiaries prepared on a stand-alone basis in accordance with IFRS as issued by the IASB. In particular, the consolidation of Cairn India and its subsidiaries into the Group’s consolidated financial statements results in push-down accounting treatment for certain assets (such as oil and gas properties). As a result of this push-down accounting treatment, certain assets and liabilities reflected in the balance sheet information relating to Cairn India extracted from the consolidation schedules would not be reflected in financial statements of Cairn India and its subsidiaries prepared on a stand-alone basis in accordance with IFRS as issued by the IASB. Consequently, undue reliance should not be placed on this financial information.

2.	HISTORICAL FINANCIAL INFORMATION OF CAIRN INDIA

2.1	Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

The historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the related reports of the auditors thereon, and the financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015, are included as Annex G to this Information Statement.

2.2	Historical unaudited consolidated financial information of Cairn India for the three months ended 30 June 2016 prepared in accordance with Ind-AS

The unaudited financial results of Cairn India for the three months ended 30 June 2016, prepared in accordance with Ind-AS, are included as Annex H to this Information Statement.

3.	UNAUDITED AND UNREVIEWED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL INFORMATION FOR VEDANTA

The unaudited and unreviewed pro forma consolidated condensed financial information for Vedanta, which is included in this Information Statement as Annex I, has been prepared based on the audited financial statements prepared in accordance with IFRS as issued by the IASB, includes certain pro forma adjustments and should be read in conjunction with the historical consolidated financial statements of Vedanta and Cairn India, which are included or incorporated by reference in this Information Statement, and the other information contained or incorporated by reference in this Information Statement. Please see “Part 7 – Important Notices – Documents Incorporated by Reference” of this Information Statement.

4.	ACCOUNTING TREATMENT FOR THE AMALGAMATION AND RESTRUCTURING

4.1	Treatment under IFRS

Cairn India is an existing subsidiary of Vedanta. The financial position and results of Cairn India are already included in the consolidated financial statements of Vedanta after eliminating inter-company balances and transactions. Further, since Cairn India is not a wholly owned subsidiary, the profit or loss, total comprehensive income and net assets of Cairn India is also attributed to the non-controlling interests in proportion to their shareholding in Cairn India.

•	The assets and liabilities of Cairn India are already included in the consolidated financial statements of Vedanta. There would not be any change in the carrying value of these assets and liabilities and these will continue to be included at the existing carrying amount in the consolidated financial statements of Vedanta.

•	Upon merger, the non-controlling interest in Cairn India will be de-recognised and hence, attribution of profit or loss, other comprehensive income and net assets of Cairn India to non-controlling interests will not be required subsequently.

•	The face value of equity shares issued by Vedanta to the Cairn equity shareholders pursuant to the Scheme will be recorded as equity share capital of Vedanta and the preference shares issued by Vedanta to the Cairn equity shareholders pursuant to the Scheme will be recorded as a liability. The transaction will be accounted for as an equity transaction. The difference between the value of the non-controlling interests of Cairn India and the consideration paid by the Vedanta, i.e. face value of the equity share capital and preference share capital, would be adjusted in reserves.

4.2	Treatment under Ind-AS

The proposed common control reorganisation will be accounted for under Ind-AS by Vedanta by following the “Pooling of Interest method” under Indian Accounting Standard (IndAS) 103 pertaining to Business Combinations whereby:

•	All the assets and liabilities of Cairn shall be recorded at their existing carrying amounts and in the same form in the books of Vedanta.

•	The face value of equity shares issued by Vedanta to the Cairn equity shareholders pursuant to this Scheme shall be recorded as equity share capital of Vedanta and the preference shares issued by Vedanta to the Cairn equity shareholders pursuant to this Scheme shall be recorded in accordance with the applicable IndAS;

•	The balance of the retained earnings appearing in the financial statements of Cairn (as appearing in the books of accounts of Cairn) shall be aggregated with the corresponding balance appearing in the financial statements of Vedanta. Alternatively, at the option of the Board of Vedanta, the same shall be transferred to general reserve, if any, of Vedanta.

•	The identity of the reserves of Cairn shall be preserved and they shall appear in the financial statements of Vedanta in the same form and manner, in which they appeared in the financial statements of Cairn, prior to this Scheme becoming effective. Accordingly, if prior to this Scheme becoming effective, there is any reserve in the financial statements of Cairn available for distribution whether as bonus shares or dividend or otherwise, the same shall also be available in the financial statements of Vedanta for such distribution pursuant to this Scheme becoming effective.

•	The excess, if any, between the amount recorded as equity share capital and preference share capital issued by Vedanta and the amount of share capital of Cairn shall be transferred to capital reserve in the books of Vedanta and such capital reserve shall be presented separately from other capital reserves with disclosure of its nature and purpose in the notes to financial statements of Vedanta.

•	Any inter-company payables/ receivables (including loans, advances or debtors etc.) shall be cancelled.

•	In case of any differences in accounting policies between Vedanta and Cairn, impact of the same will be quantified and the same shall be appropriately adjusted and reported in accordance with applicable accounting rules and principles, so as to ensure that the financial statements of Vedanta reflect the financial position on the basis of harmonious accounting policies.

5.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IGAAP, IND-AS AND IFRS

The following table provides a general summary of significant differences between IGAAP, Ind-AS and IFRS, insofar as they are likely to affect financial information included or incorporated by reference in this Information Statement. The differences identified below are limited to those significant differences which impact the measurement of profit or equity of the relevant financial statements. They do not cover all differences related to presentation and disclosure aspects. They also do not include differences that may arise due to the application of new standards already issued and/or future changes in the standards. For example, the Indian Ministry of Corporate Affairs has issued the Companies (Accounting Standards) Rules, 2016, which apply under Indian GAAP from 1 April 2016. These amendments were not considered in preparing these differences.

The summary below should not be construed to be exhaustive and no attempt has been made to quantify the effects of those differences, nor has a complete reconciliation of IGAAP, Ind-AS and IFRS been undertaken. Had any such quantification or reconciliation been done by our management, other potential significant accounting and disclosure differences may have come to our attention which have not been identified below. Shareholders of the Scheme Companies and Vedanta ADS Holders should consult their own professional advisors for an understanding of the principal differences between IGAAP, Ind-AS and IFRS and how these differences might affect the financial statements or other financial information included or incorporated by reference in this Information Statement.

	Indian GAAP	Ind-AS	IFRS

First time adoption	There is no specific standard dealing with the preparation of the first Indian GAAP financial statements. Thus, full retrospective application of Indian GAAP is required.

Ind AS 101 gives detailed guidance on preparation of the first Ind AS financial statements. To help overcome a number of practical challenges for a first-time adopter, there are certain mandatory exemptions/voluntary exemptions from the full retrospective application.

Ind AS 101 gives few additional voluntary exemptions as compared to IFRS. For example, it gives an exemption whereby an entity can continue using its Indian GAAP carrying value of all its property, plant and equipment as deemed cost at transition date, provided that there is no change in functional currency. It also gives an exemption whereby a company can continue using its accounting policy under previous GAAP for capitalisation/deferral of exchange differences arising on long term foreign currency monetary items recognised in financial statements for the period ending immediately before the beginning of the first Ind AS financial reporting period.

IFRS 1 gives detailed guidance on preparation of the first IFRS financial statements. To help overcome a number of practical challenges for a first-time adopter, there are certain mandatory exemptions/voluntary exemptions from the full retrospective application.

Presentation of financial statements

Financial statements in relation to a company, includes:

1.      Balance sheet as at the end of the financial year;

2.      Profit or loss account for the financial year;

3.      Cash flow statement for the financial year;

4.      Explanatory notes annexed to, or forming part of, any document referred to above.

A complete set of financial statements under Ind AS comprises:

1.      Balance sheet as at the end of the period;

2.      A statement of profit and loss for the period – a single statement of profit and loss, with profit or loss and other comprehensive income presented in two sections;

3.      Statement of changes in equity for the period;

4.      Statement of cash flows for the period; and

5.      Notes, comprising significant accounting policies and other explanatory information.

A complete set of financial statements under IFRS comprises:

1.      Statement of financial position as at the end of the financial year;

2.      Statement of profit or loss and other comprehensive income for the financial year – Either as single statement or two separate statements;

3.      Statement of changes in equity;

4.      Statement of cash flows for the financial year; and

5.      Notes comprising significant accounting policies and other explanatory information.

	Indian GAAP	Ind-AS	IFRS

Comparative figures	Comparative figures are presented for one year as per the requirements of schedule III.

Comparative figures are presented for minimum one year.

However, when a change in accounting policy has been applied retrospectively or items in financial statements have been restated/reclassified which has an impact beyond the comparative period, a balance sheet is required as at the beginning of the earliest comparative period.

Comparative figures are presented for minimum one year.

However, when a change in accounting policy has been applied retrospectively or items in financial statements have been restated/reclassified which has an impact beyond the comparative period, a statement of financial position is required as at the beginning of the earliest comparative period.

Formats for presentation of financial statement

Schedule III of the Companies Act 2013 prescribes the minimum requirements for disclosure on the face of the balance sheet and profit and loss account and notes.

AS 3 provides guidance on the line items to be presented in the statement of cash flows.

Ind AS 1 does not prescribe any rigid format for presentation of financial statement.

However, it specifies the line items to be presented in the balance sheet, statement of profit and loss and statement of changes in equity.

Ind AS 7 provides guidance on the line items to be presented in cash flow statement.

In addition to above, Ind AS compliant Schedule III of the Companies Act, 2013 prescribes the format for presentation of balance sheet and statement of profit and loss which companies need to follow.

IAS 1 does not prescribe any rigid format for presentation of financial statement.

However, it specifies the line items to be presented in the statement of financial position, statement of profit or loss and other comprehensive income and statement of changes in equity.

IAS 7 provides guidance on the line items to be presented in the cash flow statement.

	Indian GAAP	Ind-AS	IFRS

Presentation of income statement	Schedule III of the Companies Act 2013 requires an analysis of expenses by nature.

Entities should present an analysis of expenses recognized in profit or loss using a classification based only on the nature of expenses.

Ind AS compliant Schedule III of the Companies Act 2013 also requires an analysis of expenses by nature.

An analysis of expenses is presented using a classification based either on the nature of expenses or their function whichever provides information that is reliable and more relevant.

If presented by function, specific disclosure by nature are provided in the notes. When items of income or expense are material, their nature and amount are separately disclosed.

Statement of other comprehensive income	No concept of other comprehensive income prevails.

Among other items, the components of other comprehensive income includes:

1.      Changes in the revaluation surplus;

2.      Foreign exchange translation differences;

3.      Re-measurements of post-employment benefit obligations;

4.      Gains or losses arising on fair valuation of financial assets;

5.      Effective portion of gains or losses on hedging instruments in cash flow hedge;

6.      Share of other comprehensive income of investments accounted for using the equity method;

7.      Foreign currency exchange gains and losses arising on translation of net investment in a foreign operation.

These components are grouped into those that, in accordance with other Ind ASs (a) will not be reclassified subsequently to profit or loss, and (b) will be reclassified subsequently to profit or loss when specific conditions are met.

Among other items, the components of other comprehensive income includes:

1.      Changes in the revaluation surplus;

2.      Foreign exchange translation differences;

3.      Re-measurements of post-employment benefit obligations;

4.      Gains or losses arising on fair valuation of financial assets;

5.      Effective portion of gains or losses on hedging instruments in cash flow hedge;

6.      Share of other comprehensive income of investments accounted for using the equity method;

7.      Foreign currency exchange gains and losses arising on translation of net investment in a foreign operation.

These components are grouped into those that, in accordance with other Ind ASs (a) will not be reclassified subsequently to profit or loss, and (b) will be reclassified subsequently to profit or loss when specific conditions are met.

	Indian GAAP	Ind-AS	IFRS

Extraordinary items	Extraordinary items are disclosed separately in the statement of profit and loss and are included in the determination of net profit or loss for the period.	Presentation of any items of income or expense as extraordinary is prohibited.	Presentation of any items of income or expense as extraordinary is prohibited.

Correction of prior period items	These are reported as a prior period adjustment in the current year results. Comparative information of the earlier years is not restated.	Material prior period errors are corrected retrospectively in the first set of financial statements approved for issue after their discovery by restating the comparative amounts for the prior period(s) presented in which the error occurred, or if the error occurred before the earliest prior period presented, restating the opening balances of assets, liabilities and equity for the earliest prior period presented.	Material prior period errors are corrected retrospectively in the first set of financial statements approved for issue after their discovery by restating the comparative amounts for the prior period(s) presented in which the error occurred, or if the error occurred before the earliest prior period presented, restating the opening balances of assets, liabilities and equity for the earliest prior period presented.

Disclosure of critical judgements and capital disclosures	There is no such requirement in AS 1 or Schedule III.

Ind AS 1 requires disclosure of critical judgements made by the management in applying accounting policies and key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

It also requires disclosure of information that enables the users of financial statements to evaluate an entity’s objectives, policies and processes for managing capital.

IAS 1 requires disclosure of critical judgements made by the management in applying accounting policies and key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

It also requires disclosure of information that enables the users of financial statements to evaluate an entity’s objectives, policies and processes for managing capital.

Depreciation, depletion and amortization expenses-Oil and Gas business	Guidance Note on Accounting for Oil and Gas Producing Activities, for the purpose of depletion accounting, specifies use of working interest on proved and developed reserves (or 1P reserves) with current asset base, for calculation of depletion under unit of production methodology.

Under Ind AS (based on international practices) proved and probable reserves (or 2P reserves) on entitlement interest basis are required to be depleted.

Further, the future capital expenditure estimated to develop undeveloped reserves is required to be added to the current asset base for depletion computation.

Under IFRS (based on international practices) proved and probable reserves (or 2P reserves) on entitlement interest basis are required to be depleted.

Further, the future capital expenditure estimated to develop those undeveloped reserves is required to be added to the current asset base for depletion computation.

	Indian GAAP	Ind-AS	IFRS

Exploration cost	Guidance Note on Accounting for Oil and Gas Producing Activities specifies two alternative methods for accounting for acquisition, exploration and development costs, viz. Successful Efforts Method (SEM) and Full Cost Method (FCM) SEM requires charging of the exploration expenditure which cannot be directly attributable to individual wells in the period in which it is incurred. Accordingly, costs like seismic activities, interpretation of seismic, planning and general overheads are being expensed as and when incurred. Under FCM all costs incurred are accumulated in cost centres that normally is not smaller than a country. While both the methods are allowed to be followed, SEM is recommended as a preferred method.	Ind-AS 106 allows entities to continue applying their existing accounting policy consistently in respect of exploration and evaluation activities.	IFRS 6 allows entities to continue applying their existing accounting policy consistently in respect of exploration and evaluation activities.

Measurement of investments	Under Indian GAAP, current investments are measured at lower of cost or market value. Accordingly unrealised increase in the value is not recognised in Income statement, only the unrealised diminution in the value is recognized. Long term investments are measured at cost. However, provision for diminution in value is made to recognise a decline other than temporary in the value of the long term investments.

Under Ind AS 109, the investments are categorized as financial assets and can be classified in the following three categories based on the conditions mentioned therein:

1.      Amortised cost;

2.      Fair value through profit or loss;

3.      Fair value through other comprehensive income

Under IAS 39, the investments are categorised as financial assets and can be classified in following four categories based on the conditions mentioned therein:

1.      Fair value through profit or loss;

2.      Held to maturity;

3.      Loans and receivables;

4.      Available for sale

Unwinding of site restoration liability	Under Indian GAAP, the full cost of site restoration is recognized as a liability when the obligation to restore environmental damage arises. The site restoration expenses form part of the exploration and development work in progress or cost of producing properties, as the case may be, of the related asset.	Under Ind AS, the decommissioning costs are recognised on discounted basis, as an asset, and the unwinding of discount is recognised as finance cost in the income statement.	Under IFRS, the decommissioning costs are recognised on discounted basis, as an asset, and the unwinding of discount is recognised as finance cost in the income statement.

Functional currency	Under Indian GAAP, there is no concept of functional currency. Generally, the books and records are maintained in the currency of the country in which the company is incorporated.

Ind AS 21 requires the assessment of functional currency basis the conditions specified therein.

Functional currency is defined as the currency of the primary economic environment in which the entity operates. The functional currency could be different from the currency of the country in which the company is incorporated.

IAS 21 requires the assessment of functional currency basis the conditions specified therein.

Functional currency is defined as the currency of the primary economic environment in which the entity operates. The functional currency could be different from the currency of the country in which the company is incorporated.

	Indian GAAP	Ind-AS	IFRS

Employee benefits	Actuarial gains/ losses for net defined benefit liability (asset) are recognised in profit and loss.	Ind AS 19, Employee Benefits requires the impact of re-measurement in net defined benefit liability (asset) to be recognized in other comprehensive income (OCI). Re-measurement of net defined benefit liability (asset) comprises actuarial gains or losses, return on plan assets (excluding interest on net asset/liability). Further, the amount recognised in OCI is not reclassified to the Statement of Profit and Loss.	IAS 19, Employee Benefits requires the impact of re-measurement in net defined benefit liability (asset) to be recognized in other comprehensive income (OCI). Re-measurement of net defined benefit liability (asset) comprises actuarial gains or losses, return on plan assets (excluding interest on net asset/liability). ). Further, the amount recognised in OCI is not reclassified to the Statement of Profit and Loss.

Common control business combinations	Under Indian GAAP, none of the standards differentiate between common control and other business combinations. However, AS 14 requires the pooling of interest method to be applied to an “amalgamation in the nature of merger,” which is an amalgamation that satisfies five prescribed conditions. Under the pooling of interest method prescribed in AS 14, no goodwill or capital reserve is recognized in the financial statements. Also, if consideration paid through issuance of securities, AS 14 requires such securities to be recognized at fair value.	Ind-AS 103 mandates the recording of common control transactions using pooling of interest method.	IFRS 3 does not prescribe any specific method for accounting of common control business combinations. Hence, either pooling or acquisition method may be possible. Acquisition method, however can be followed only if there is substance to the business combination.

Dividend adjustment	As per requirements of AS 4, dividends proposed or declared after the balance sheet date but before approval of the financial statements are recorded as a provision in the balance sheet.	Liability for dividends declared to holders of equity instruments is recognized in the period when declared. It is a non-adjusting event.	Liability for dividends declared to holders of equity instruments is recognized in the period when declared. It is a non-adjusting event.

	Indian GAAP	Ind-AS	IFRS

Share-based payment

Measurement	The guidance is similar to Ind-AS/IFRS except that an entity is permitted to use the intrinsic value method as an alternative to the fair value method to measure an employee share-based payment. However, the entity using the intrinsic value method is required to give fair value disclosures.

For equity-settled share-based payment transactions, an entity measures the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If it cannot estimate reliably the fair value of the goods or services received, which is typically the case for employees, the entity will measure their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted.

For cash-settled share-based payment transactions, an entity will measure the goods or services acquired, and the liability incurred at the fair value of the liability. Until the liability is settled, the entity will re-measure the fair value of the liability at each reporting date and at the date of settlement, with any changes in fair value recognized in profit or loss for the period.

For equity-settled share-based payment transactions, an entity measures the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If it cannot estimate reliably the fair value of the goods or services received, which is typically the case for employees, the entity will measure their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted.

For cash-settled share-based payment transactions, an entity will measure the goods or services acquired, and the liability incurred at the fair value of the liability. Until the liability is settled, the entity will re-measure the fair value of the liability at each reporting date and at the date of settlement, with any changes in fair value recognized in profit or loss for the period.

Graded vesting

The ICAI Guidance Note provide the following two options in this regard:

•  Determine the vesting period for each portion of the option separately, and amortize the compensation cost of each such portion on a straight-line basis over the vesting period of that portion.

•  The amount of employee compensation cost will be accounted for and amortized on a straight-line basis over the aggregate vesting period of the entire option (that is, over the vesting period of the last separately vesting portion of the option). However, the amount of employee compensation cost recognized at any date should at least equal the fair value or the intrinsic value, as the case may be, of the vested portion of the option at that date.

		An entity needs to determine the vesting period for each portion of the option separately, and amortize the compensation cost of each such portion on a straight-line basis, over the vesting period of that portion. The option to recognize the expense over the service period for the entire award period is not available.	An entity needs to determine the vesting period for each portion of the option separately, and amortize the compensation cost of each such portion on a straight-line basis, over the vesting period of that portion. The option to recognize the expense over the service period for the entire award period is not available.

	Indian GAAP	Ind-AS	IFRS

Group and treasury share transactions	Detailed guidance on issues arising from such transactions is not available. Common practice is that the entity whose employees receive such compensation does not account for any compensation cost because it does not have any settlement obligation.	Ind AS 102 deals with various issues arising from such transactions. It requires the subsidiary whose employees receive such compensation to measure the services received from its employees in accordance with the requirements of Ind AS 102 with a corresponding increase recognized in equity as a contribution from the parent.	IFRS 2 deals with various issues arising from such transactions. It requires the subsidiary whose employees receive such compensation to measure the services received from its employees in accordance with the requirements of IFRS 2 with a corresponding increase recognized in equity as a contribution from the parent.

Deferred tax	Deferred taxes are computed for timing differences in respect of recognition of items of profit or loss for the purpose of financial reporting and for income taxes.

Deferred taxes are computed for temporary differences between the carrying amount of an asset or liability in the statement of financial position and its tax base.

Also, any deferred tax impact on the adjustments made to transition to Ind AS must be assessed and given impact in the financial statements.

Deferred taxes are computed for temporary differences between the carrying amount of an asset or liability in the statement of financial position and its tax base.

Also, any deferred tax impact on the adjustments made to transition to IFRS must be assessed and given impact in the financial statements.

PART 10 – GLOSSARY OF KEY DEFINITIONS AND TECHNICAL TERMS

The following definitions apply throughout this Information Statement unless the context requires otherwise:

ADRs	American Depositary Receipts;

Arbitration Act	the Indian Arbitration and Conciliation Act 1996, as amended by the Arbitration & Conciliation (Amendment) Act, 2015, as may be further amended from time to time;

Articles of Association	the articles of association of Vedanta;

Bombay High Court	High Court of Judicature at Bombay;

BSE	BSE Limited;

Cairn India	Cairn India Limited, a company incorporated in India, along with its subsidiaries and constituent businesses;

Cairn India Financial Advisers	together, DSP Merrill Lynch and JM Financial;

Cairn India Financial Advisers’ Fairness Opinions	together, the DSP Merrill Lynch Fairness Opinion and the JM Financial Fairness Opinion;

Cairn India Record Date	a record date to be determined on which Cairn India shareholders will be issued Vedanta shares;

Citibank	Citibank, N.A, as depositary for the Vedanta ADS Facility;

CLB	Company Law Board;

Companies Act	the (Indian) Companies Act 1956, or the (Indian) Companies Act 2013, as the case may be, as amended from time to time;

Depositories Act	the Depositories Act 1996;

DSP Merrill Lynch	DSP Merrill Lynch Limited;

DSP Merrill Lynch Fairness Opinion	DSP Merrill Lynch opinion issued to the board of directors of Cairn India, dated July 22, 2016;

Explanatory Statement	explanatory statement under section 393 of the Indian Companies Act of 1956;

FIPB	the Indian Foreign Investment Promotion Board;

FDI	Foreign direct investment;

FDI Policy	the Indian Consolidated FDI Policy dated 7 June 2016, as amended from time to time

Group	Vedanta and its subsidiaries;

GoI	Government of India;

IFRS	International Financial Reporting Standards;

IGAAP	generally accepted accounting principles as used in India;

Income Tax Act	the Income Tax Act 1961, as amended, of India;

Ind-AS	Indian Accounting Standards

Indian Tax Department	the Indian Income Tax Department;

IST	Indian Standard Time;

JM Financial	JM Financial Institutional Securities Limited

JM Financial Fairness Opinion	JM Financial opinion issued to the board of directors of Cairn India;

Joint Valuation Report	a report issued by the Valuers to the boards of directors of Cairn India and Vedanta;

Lazard	Lazard & Co., Limited;

Lazard Fairness Opinion	an opinion issued by Lazard India to the board of directors of Vedanta;

Lazard India	Lazard India Private Limited;

Memorandum	Vedanta’s memorandum of association;

Ministry of Corporate Affairs	the Ministry of Corporate Affairs of the Government of India;

Ministry of Finance	the Ministry of Finance of the Government of India;

Ministry of Mines	the Ministry of Mines of the Government of India;

Ministry of Power	the Ministry of Power of the Government of India;

MMDR Act	Indian Mines and Minerals (Development and Regulations) Act, 1957, as amended

MoEF	the Ministry of Environment and Forest of the Government of India;

MoPNG	the Ministry of Petroleum and Natural Gas of the Government of India;

NSE	The National Stock Exchange of India Limited;

NYSE	the New York Stock Exchange;

PFIC	Passive foreign investment company;

Price Waterhouse	Price Waterhouse & Co LLP;

QEF	Qualified electing fund;

RBI	the Reserve Bank of India;

SAT	the Securities Appellate Tribunal of India;

Scheme Companies	both of Vedanta or Cairn India;

Scheme Company	either of Vedanta or Cairn India;

Scheme Document	the document setting forth the Scheme of Amalgamation and Arrangement;

Scheme Meetings	court convened meetings of the shareholders of the Scheme Companies;

SEBI	the Securities and Exchange Board of India;

SEC	the United States Securities and Exchange Commission;

Securities Act	United States Securities Act of 1933, as amended;

SFIO	Serious Fraud Investigation Office of India;

Supreme Court	the Supreme Court of India;

Takeover Code	the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations 2011, as amended;

Transaction	a series of transactions, taken together, to be completed upon implementation of the Scheme;

TSMHL	Twinstar Mauritius Holdings Limited, a company incorporated in Mauritius;

TSPL	Talwandi Saboo Private Limited;

Valuers	together, Price Waterhouse and Walker Chandiok;

Vedanta	Vedanta Limited, a company incorporated in India, along with its subsidiaries and constituent businesses;

Vedanta ADS Facility	an ADS facility established by Vedanta with Citibank;

Vedanta ADSs	ADSs issued pursuant to the Vedanta ADS Facility;

Vedanta Deposit Agreement	the deposit agreement appointing Citibank as depositary bank of the Vedanta ADS Facility by Vedanta;

Vedanta plc	Vedanta Resources plc, a company incorporated under the Companies Act 1985 and registered in England and Wales with registered number 4740415; and

Walker Chandiok	Walker Chandiok & Co LLP.

ANNEXES

A.	PROCEDURE FOR CAIRN INDIA AND VEDANTA SHAREHOLDERS AND VEDANTA ADS HOLDERS TO APPEAR AT THE JURISDICTIONAL HIGH COURT HEARINGS

1.	Form of notice and form of affidavit

Rule 34 of the Companies (Court) Rules, 1959 (“Court Rules”) provides that any interested party intending to appear at the hearing of a petition for sanction of scheme of arrangement or amalgamation, whether to support or oppose the petition, that has served a written notice on the relevant company or its advocate, at the address given in the advertisement giving notice to shareholders and creditors of the date of the relevant court hearing, shall be entitled to appear, either in person or through an appointed representative, at the court hearing to voice any objection it may have in respect of or provide support for the scheme. Any notice to be so served shall contain the address of such person, be signed by it or its advocate and shall be served not later than two days previous to the date of hearing.

Rule 34 of the Court Rules further states that such notice shall be filed in the prescribed Form No. 9, with such variations as the circumstances may require, and where such person intends to oppose the petition, the grounds of its opposition. In practice, an affidavit verifying the contents of the notice shall be furnished along with such notice. Any interested party who has failed to comply with this rule shall not, except with the leave of the Judge, be allowed to appear at the hearing of the petition. A copy of such notice must also be submitted to the relevant High Court, simultaneously with its service on the company concerned.

The prescribed format of the notice as under Form No. 9 is provided below. However, it should be noted that, pursuant to the provisions of Rule 34 of the Court Rules, variations can be made to this format as required under specific circumstances. Further, as already mentioned, a notice by an interested party providing details of grounds of opposition to the scheme in question must be accompanied by an affidavit executed by such interested party.

Any shareholders or ADS holders intending to appear at the Jurisdictional High Court hearings should consult independent legal counsel in India before filing the required notice and affidavit.

2.	Form of notice

FORM NO. 9

[See rule 34]

[HEADING AS IN FORM NO. I]

Company Petition No.             of 20

Notice of Intention to appear

To

Take notice that A, B, intends to appear at the hearing of the petition advertised to be heard on the          day of                      20         and to oppose (or support) such petition.

A-1

(Name)

(Sd.)

(Address)

Dated

[Note: Grounds of objection or copy of the affidavit, if any, should be served with the notice.]

3.	Form of affidavit

FORM NO. I

[See rule 4]

General heading for proceedings

In the High Court at

[(Or) In the District Court of                                    ]

Original Jurisdiction

In the mater of the Companies Act, 1956 and

In the matter of X. Y. Ltd*: (Give the name of the Company)

*Notes:

(1) Where the company is being wound up, the words ‘in liquidation’ should be inserted in brackets after the name of the company (see rule 115).

(2) Where the company is wound up under the provisions of the Banking Companies Act, 1949 or the Insurance Act, 1938, the relevant Act should be set out in the cause title along with the Companies Act, 1956.

A-2

B.	JOINT VALUATION REPORT

JOINT VALUATION REPORT

Price Waterhouse & Co LLP	Walker Chandiok & Co LLP
Chartered Accountants	Chartered Accountants
252, Veer Savarkar Marg	16th Floor, Tower II, India Bulls Finance Centre
Shivaji Park, Dadar (West)	S B Marg, Elphinstone (West)
Mumbai 400 028	Mumbai 400 013

Private and Confidential

22 July 2016

To,

The Board of Directors	The Board of Directors

Vedanta Limited	Cairn India Limited
20, Sesa Ghor	101, 1st Floor, C-Wing, Corporate Square
EDC Complex	Andheri-Kurla Road
Patto, Panjim	Andheri (E)
Goa 403001	Mumbai 400 059

Sub: Recommendation of updated Share Exchange Ratio for the proposed merger of Cairn India Limited with Vedanta Limited

Dear Sir / Madam,

We refer to our ongoing discussions and respective engagement letters, whereby Vedanta Limited and Cairn India Limited (together referred to as the ‘Specified Companies’/ ‘Companies’/ ‘Clients’/ ‘you’) have requested Price Waterhouse & Co LLP (‘PW&Co’) and Walker Chandiok & Co LLP (‘WCC’), respectively, to recommend an updated Share Exchange Ratio (as defined hereinafter) for the proposed merger of Cairn India Limited (‘Cairn India’) with Vedanta Limited (‘Vedanta India’).

PW&Co and WCC are together referred to as ‘Valuers’ or ‘we’ or ‘us’ and individually referred to as ‘Valuer’ in this updated joint Share Exchange Ratio Report (‘Share Exchange Ratio Report’ or ‘Report’).

SCOPE AND PURPOSE OF THIS UPDATED REPORT

Vedanta India, formerly known as Sesa Sterlite Limited, is a subsidiary of Vedanta Resources Plc (‘Vedanta UK’). Vedanta India is a leading natural resources company with substantial interests in Zinc, Lead, Silver, Copper, Iron ore, Aluminium, Power and Oil & Gas. Cairn India, Hindustan Zinc Limited, BALCO Limited, Talwandi Sabo Power Limited and MALCO Energy Limited are amongst the subsidiaries of Vedanta India. Equity shares of Vedanta India are listed on BSE Limited (‘BSE’) and National Stock Exchange of India Limited (‘NSE’). American Depository Shares (‘ADS’) of Vedanta India are listed on the New York Stock Exchange. Equity shares of Hindustan Zinc Limited are listed on BSE and NSE.

Cairn India, a subsidiary of Vedanta India, is one of the largest independent oil and gas exploration and production companies in India. Cairn India contributed to around one-fourth of India’s domestic crude oil production in FY16. Equity shares of Cairn India are listed on BSE and NSE.

The Board of Directors of Vedanta India and Cairn India has approved a scheme of Arrangement under section 391-394 of the Companies Act, 1956 (‘Scheme’) for the merger of Cairn India into Vedanta India (‘the Transaction’), as on 14 June 2015. In connection with the aforementioned, the Valuers issued a joint share exchange ratio report dated 14 June 2015.

JOINT VALUATION REPORT

Private and confidential

Exchange Ratio Report

22 July 2016

Post issuance of the above referred joint share exchange ratio report, significant developments have taken place in the operating domains of the Specified Companies which inter-alia include significant movement in the commodity prices and various cost savings measures initiated by the Specified Companies. Accordingly, the Management has now requested the Valuers to provide an updated joint share exchange ratio report (‘Share Exchange Ratio Report’ or ‘Report’), based on the updated information to be made available by the Management. We understand that there would be no change in the Scheme except the number of preference shares to be issued to the shareholders of Cairn India, as follows:

Pursuant to the Scheme, as a consideration for the merger, Vedanta India would now issue to the shareholders of Cairn India:

a)	4 (four) redeemable preference share of face value INR 10 each of Vedanta India (‘Preference Share’) for 1 (one) equity share of face value INR 10/- each of Cairn India, and

b)	Such number of equity shares as determined based on the updated Share Exchange Ratio.

Share Exchange Ratio (‘Share Exchange Ratio’) is defined as the ratio in which the equity shareholders of Cairn India shall be entitled to receive equity shares in Vedanta India in lieu of their holding in Cairn India, after considering (a) above.

We understand that the Appointed Date for the proposed merger is 1 April 2016.

For the aforesaid purpose, the Companies have appointed the Valuers to submit a Report recommending a Share Exchange Ratio to be placed before the Audit Committees/ Board of Directors of the Companies.

The scope of our services is to conduct a relative (and not absolute) valuation of the equity shares of the Companies and report on the Share Exchange Ratio for the Transaction in accordance with generally accepted professional standards.

The Valuers have been appointed severally and not jointly and have worked independently in their analysis. Both the Valuers have received information and clarifications from the Companies. Valuers have independently arrived at different values per share of the two Companies. However, to arrive at a consensus on the Updated Share Exchange Ratio for the proposed merger, appropriate averaging and rounding off in the values arrived at by the Valuers have been done.

We have been provided with historical financial information for the Companies upto 31 March 2016. We have considered the same in our analysis and made adjustments for further facts made known (past or future) to us till the date of our Report. The current valuation does not factor impact of any event which is unusual or not in normal course of business. We have relied on the above while arriving at the Share Exchange Ratio for the Transaction.

This Report is our deliverable for the above engagement.

This Report is subject to the scope, assumptions, exclusions, limitations and disclaimers detailed hereinafter. As such, the Report is to be read in totality, and not in parts, in conjunction with the relevant documents referred to therein.

SOURCES OF INFORMATION

In connection with this exercise, we have used the following information about the Companies received from the Management and/or gathered from public domain:

•	Stand alone and consolidated audited financial statements of the Companies for the 3 years ended 31 March 2016;

•	Projected financials/ cash flows of the Companies (including their key operating subsidiaries) which represent respective management’s best estimates of the projected performance of the Companies and their key operating subsidiaries (together referred to as the ‘Financial Projections’);

•	Market prices of equity shares of Vedanta India, Cairn India and Hindustan Zinc Limited;

•	Scheme of Arrangement (‘Scheme’);

•	Updated key terms of the Preference Shares;

•	Discussions with the Management in connection with the business operations of the Companies and their key operating subsidiaries, past trends, future plans and prospects, etc;

•	Details of ESOPs outstanding, if any, in the Companies;

•	Other information and documents for the purpose of this engagement.

JOINT VALUATION REPORT

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Exchange Ratio Report

22 July 2016

The Companies have been provided with the opportunity to review the draft report (excluding the recommended Share Exchange Ratio) as part of our standard practice to make sure that factual inaccuracies / omissions are avoided in our final report.

SCOPE LIMITATIONS, ASSUMPTIONS, QUALIFICATIONS, EXCLUSIONS AND DISCLAIMERS

Provision of valuation opinions and consideration of the issues described herein are areas of our regular practice. The services do not represent accounting, assurance, accounting/ tax due diligence, consulting or tax related services that may otherwise be provided by us or our affiliates.

This Report, its contents and the results herein are specific to and based on (i) the purpose of valuation agreed as per the terms of our engagement, (ii) the date of this Report, (iii) the financial statements of the Companies as at 31 March 2016, and (iv) Financial Projections and other information provided by the Management. The Management has represented that the business activities of Vedanta India and Cairn India, including their subsidiaries and associates, as applicable, have been carried out in the normal and ordinary course between 31 March 2016 and the Report date and that no material adverse change has occured in their respective operations and financial position between 31 March 2016 and the Report date.

An analysis of this nature is necessarily based on the prevailing stock market, financial, economic and other conditions in general and industry trends in particular as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this Report and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this Report.

The ultimate analysis will have to be tempered by the exercise of judicious discretion by the Valuers and judgment taking into account the relevant factors. There will always be several factors, e.g. management capability, present and prospective competition, yield on comparable securities, market sentiment, etc. which are not evident from the face of the balance sheets but which will strongly influence the worth of a share. This concept is also recognised in judicial decisions.

The recommendation(s) rendered in this Report only represent our recommendation(s) based upon information furnished by the Companies (or its representatives) and other sources and the said recommendation(s) shall be considered to be in the nature of non-binding advice, (our recommendation will however not be used for advising anybody to take buy or sell decision, for which specific opinion needs to be taken from expert advisors). We have no obligation to update this Report.

The determination of share exchange ratio is not a precise science and the conclusions arrived at in many cases will, of necessity, be subjective and dependent on the exercise of individual judgement. There is, therefore, no indisputable single share exchange ratio. While we have provided our recommendation of the Share Exchange Ratio based on the information available to us and within the scope and constraints of our engagement, others may have a different opinion. The final responsibility for decision of the Share Exchange Ratio at which the proposed merger shall take place will be with the Board of Directors who should take into account other factors such as their own assessment of the proposed Transaction and input of other advisors.

In the course of the analysis, we were provided with both written and verbal information, including market, financial and operating data.

We must emphasize that the Financial Projections are prepared by the management of the respective companies and provided to us for the purpose of our analysis. The fact that we have considered the Financial Projections in this exercise should not be construed or taken as our being associated with or a party to such projections. Realisations of free cash flow forecast used in the analysis will be dependent on the continuing validity of assumptions on which they are based. Our analysis, therefore, will not, and cannot be directed to provide any assurance about the achievability of the Financial Projections. Since the Financial Projections relate to future, actual results are likely to be different from the projected results because events and circumstances do not occur as expected, and the differences may be material.

JOINT VALUATION REPORT

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22 July 2016

In accordance with the terms of our respective engagements, we have assumed and relied upon, without independent verification, (i) the accuracy of the information that was publicly available and formed a substantial basis for this Report and (ii) the accuracy of information made available to us by the Companies. In accordance with our Engagement Letter(s) and in accordance with the customary approach adopted in valuation exercises, we have not audited, reviewed or otherwise investigated the historical financial information provided to us. We have not independently investigated or otherwise verified the data provided by the Companies. Accordingly, we do not express an opinion or offer any form of assurance regarding the truth and fairness of the financial position as indicated in the financial statements. Also, with respect to explanations and information sought from the Companies, we have been given to understand by the Management of the Companies that they have not omitted any relevant and material factors about the Companies/ its key operating subsidiaries and that they have checked the relevance or materiality of any specific information to the present exercise with us in case of any doubt. Our conclusions are based on the assumptions and information given by/on behalf of the Companies. The Management of the Companies has indicated to us that they have understood that any omissions, inaccuracies or misstatements may materially affect our valuation analysis/ results. Accordingly, we assume no responsibility for any errors in the information furnished by the Companies and their impact on the Report. Nothing has come to our attention to indicate that the information provided was materially mis-stated/ incorrect or would not afford reasonable grounds upon which to base the report. Also, we assume no responsibility for technical information (if any) furnished by the Companies.

The Report assumes that the Companies comply fully with relevant laws and regulations applicable in all its areas of operations unless otherwise stated, and that the Companies will be managed in a competent and responsible manner. Further, except as specifically stated to the contrary, this Report has given no consideration to matters of a legal nature, including issues of legal title and compliance with local laws, and litigation and other contingent liabilities that are not recorded in the audited/ unaudited balance sheet of the Companies. Our conclusion assumes that the assets and liabilities of the Companies, reflected in their respective latest balance sheets remain intact as of the Report date.

We are not advisors with respect to legal tax and regulatory matters for the Transaction. No investigation of the Companies’ claim to title of assets has been made for the purpose of this Report and the Companies’ claim to such rights has been assumed to be valid. No consideration has been given to liens or encumbrances against the assets, beyond the loans disclosed in the accounts. Therefore, no responsibility is assumed for matters of a legal nature.

This Report does not look into the business/ commercial reasons behind the Transaction nor the likely benefits arising out of the same. Similarly, it does not address the relative merits of the Transaction as compared with any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available.

The fee for the engagement is not contingent upon the outcome of the transaction.

We owe responsibility to only the Boards of Directors of the respective company that has appointed us under the terms of our respective engagement letters and nobody else. We will not be liable for any losses, claims, damages or liabilities arising out of the actions taken, omissions of or advice given by any other to the Companies. In no event shall we be liable for any loss, damages, cost or expenses arising in any way from fraudulent acts, misrepresentations or willful default on part of the Companies, their directors, employees or agents. In no circumstances shall the liability of a Valuer, its partners, its directors or employees, relating to the services provided in connection with the engagement set out in this report shall exceed the amount paid to such Valuer in respect of the fees charged by it for these services.

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We do not accept any liability to any third party in relation to the issue of the Report and our Report is conditional upon an express indemnity from the Companies in our favour holding us harmless from and against any cost, damage, expense and other consequences in connection with the provision of this Report. It is clarified that this Report is not a fairness opinion under any of the stock exchange/ listing regulations. This Report is not a substitute for the third party’s own due diligence/ appraisal/ enquiries/ independent advice that the third party should undertake for his purpose.

This Report is subject to the laws of India. PW&Co and WCC have not prepared the Report for inclusion in a registration statement under the US Securities Act of 1933 and would not be referred to as an ‘expert’ in any regulatory filings under the US Securities Act of 1933 or under any of the securities laws/ regulations of any other state or jurisdiction in the United States/ United Kingdom.

Neither the Report nor its contents may be referred to or quoted in any registration statement, prospectus, offering memorandum, annual report, loan agreement or other agreement or document given to third parties, other than in connection with the proposed Scheme, without our prior written consent. In addition, this Report does not in any manner address the prices at which equity shares of the Companies will trade following announcement of the Transaction and we express no opinion or recommendation as to how the shareholders of either Company should vote at any shareholders’ meeting(s) to be held in connection with the Transaction.

This Report supersedes our previous joint share exchange ratio report dated 14 June 2015.

BACKGROUND OF COMPANIES

Vedanta India

Vedanta Resources Plc (‘Vedanta UK’) is globally diversified natural resources company and through its subsidiaries have business interests in Zinc, Lead, Silver, Copper, Iron ore, Aluminium, Power and Oil & Gas. Equity shares of Vedanta UK are listed on London Stock Exchange.

Vedanta India, formerly known as Sesa Sterlite Limited, is a subsidiary of Vedanta UK. Vedanta India is a leading natural resources company which operates in the Zinc, Lead, Silver, Copper, Iron ore, Aluminium, Power and Oil & Gas sectors. Cairn India, Hindustan Zinc Limited, BALCO Limited, Talwandi Sabo Power Limited and MALCO Energy Limited are amongst the subsidiaries of Vedanta India. Equity shares of Vedanta India are listed on BSE and NSE. ADS of Vedanta India are listed on the New York Stock Exchange. Equity shares of Hindustan Zinc Limited are listed on BSE and NSE.

The issued and subscribed equity share capital of Vedanta India as at 31 March 2016 is INR 2,965 million consisting of 2,965,004,871 equity shares of face value of INR 1 each. The shareholding pattern of Vedanta India as at 31 March 2016 is as follows:

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Shareholding Pattern as on 31 March 2016	No of equity shares @	% Share Holding
Promoter and Promoter Group
- Equity shares	1,764,676,160	59.5%
- Equity shares held by the custodian against which depository receipts have been issued	99,292,708	3.4%

Sub-total : Promoter and Promoter Group	1,864,025,368	62.9%

Non Promoters
- Equity shares #	972,144,091	32.8%
- Equity shares held by the custodian against which depository receipts have been issued	128,891,912	4.3%

Sub-total : Non-promoters	1,100,979,503	37.1%

Total (including shares held by the custodian against which depository receipts have been issued)	2,965,004,871	100.0%

@	Face value INR 1 each
#	Including 310,632 equity shares held by the erstwhile shareholders of Sterlite Industries (India) Limited which have been kept in abeyance

Source: BSE filing (As at 31 March 2016)

Cairn India

Cairn India, a subsidiary of Vedanta India, is one of the largest independent oil and gas exploration and production companies in India. Vedanta India, directly and indirectly, through its subsidiaries holds ~59.9% equity stake in Cairn India as at 31 March 2016. Cairn India contributed about one-fourth of India’s domestic crude oil production. Equity shares of Cairn India are listed on BSE and NSE.

The issued and subscribed equity share capital of Cairn India as at 31 March 2016 is INR 18,748.6 million consisting of 1,874,862,481 equity shares of face value of INR 10 each. The shareholding pattern of Cairn India as at 31 March 2016 is as follows:

Shareholding Pattern as on 31 March 2016	No of equity shares @	% Share Holding
Promoter and Promoter Group	1,122,713,999	59.9%
Non Promoters	752,148,482	40.1%

Grand Total	1,874,862,481	100.0%

@	Face value INR 10 each

Source: BSE filing (As at 31 March 2016)

In addition, as at date, Cairn India has 9,440,746 outstanding employee stock options and 4,898,100 outstanding phantom options.

The Management has informed us that there would not be any capital variation in the Companies till the Transaction becomes effective other than on account of the existing employee stock option plans (‘ESOP’).

APPROACH - BASIS OF SHARE EXCHANGE RATIO

The proposed Scheme contemplates the merger of Cairn India into Vedanta India pursuant to the Scheme. Arriving at the Share Exchange Ratio for the proposed merger of Cairn India into Vedanta India would require determining the value of the equity shares of Cairn India and Vedanta India, independently but on a relative basis, and without considering the current Transaction.

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22 July 2016

Vedanta India holds investment in equity shares of other companies. Cairn India, Hindustan Zinc Limited, BALCO Limited, Talwandi Sabo Power Limited and MALCO Energy Limited are amongst the subsidiaries of Vendata India. Considering the aforementioned, equity value of Vedanta India has been arrived at on a ‘sum of parts’ basis, considering value its own business operations and value of its investments held in other companies. Similarly, Cairn India has operating fields at different stages, accordingly equity value of Cairn India has been arrived on a ‘sum of the parts’ basis considering the key operating fields.

As discussed below, there are several commonly used and accepted methods for determining the value of the equity shares of a company / business, which have been considered in the present case, to the extent relevant and applicable:

1.	Market Price method;

2.	Comparable Companies’ Quoted Multiple (‘CCM’)/ Comparable Transaction Multiple (‘CTM’) method;

3.	Discounted Cash Flows method; and

4.	Net Asset Value method

Market Price (MP) Method

The market price of an equity share as quoted on a stock exchange is normally considered as the value of the equity shares of that company where such quotations are arising from the shares being regularly and freely traded in, subject to the element of speculative support that may be inbuilt in the value of the shares. But there could be situations where the value of the share as quoted on the stock market would not be regarded as a proper index of the fair value of the share especially where the market values are fluctuating in a volatile capital market. Further, in the case of a merger, where there is a question of evaluating the shares of one company against those of another, the volume of transactions and the number of shares available for trading on the stock exchange over a reasonable period would have to be of a comparable standard.

In the present case, the equity shares of the Companies are listed on BSE and NSE and there are regular transactions in their equity shares with adequate volumes. For determining the value of the Companies under the market price methodology, the share price observed on NSE for the respective Companies over a reasonable period have been considered as the traded turnover of shares of the Companies on NSE is higher than that on BSE.

Comparable Companies’ Quoted Multiple (‘CCM’)/ Comparable Transaction Multiple (‘CTM’) method

Under this method, value of the equity shares of a company is arrived at by using multiples derived from valuations of comparable companies, as manifest through stock market valuations of listed companies. This valuation is based on the principle that market valuations, taking place between informed buyers and informed sellers, incorporate all factors relevant to valuation. Relevant multiples need to be chosen carefully and adjusted for differences between the circumstances.

Vedanta India is a leading natural resources company with substantial interests in Zinc, Lead, Silver, Copper, Iron ore, Aluminium, Power and Oil & Gas. Cairn India is one of the largest independent oil and gas exploration and production companies in India. Natural resource companies can vary in terms of quantity, quality and geographical location of reserves and resources, product portfolio, operating and capital cost structure, terms and tenor of production sharing agreements, etc. Accordingly, for our analysis we have not considered CCM method.

We have not used CTM method as in addition to the aforementioned factors transaction multiples may also include acquirer specified considerations, synergy benefits, control premium and minority adjustments.

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22 July 2016

Discounted Cash Flows (DCF) Method

Under the DCF method the projected free cash flows to to the firm/ the equity shareholders are discounted at the weighted average cost of capital/ cost of equity. The sum of the discounted value of such free cash flows is the value of the firm / equity.

Using the DCF analysis involves determining the following:

Estimating future free cash flows:

Free cash flows are the cash flows expected to be generated by the company that are available to the providers of the company’s capital.

Appropriate discount rate to be applied to cash flows i.e. the cost of equity:

This discount rate, which is applied to the free cash flows, should reflect the opportunity cost to the capital providers/ equity capital providers (namely shareholders). The opportunity cost equals the rate of return the capital provider expects to earn on other investments of equivalent risk.

For the purpose of DCF valuation, the free cash flow forecast is based on Financial Projections as provided by the Management. While carrying out this engagement, we have relied extensively on historical information made available to us by the management of the Companies and the respective Financial Projections for future related information. We did not carry out any validation procedures or due diligence with respect to the information provided/ extracted or carry out any verification of the assets or comment on the achievability of the assumptions underlying the Financial Projections, save for satisfying ourselves to the extent possible that they are consistent with other information provided to us in the course of this engagement.

To arrive at the total value available to the equity shareholders of Vedanta India and Cairn India, value arrived above under DCF method is adjusted, as appropriate, for value of investments of Vedanta India, cash and cash equivalent, borrowings, surplus assets, tax benefit, adjustment for ESOPs, deferred tax liabilities, contingent liabilities and other matters. The total value is then divided by diluted equity shares (considering ESOPs, as appropriate) to arrive at the value per equity share.

Net Asset Value (NAV) Methodology

The asset based valuation technique is based on the value of the underlying net assets of the business, either on a book value basis or realizable value basis or replacement cost basis. This valuation approach is mainly used in case where the firm is to be liquidated i.e. it does not meet the “going concern” criteria or in case where the assets base dominate earnings capability. A scheme of arrangement would normally be proceeded with, on the assumption that the companies merge as going concerns and an actual realization of the operating assets is not contemplated. In such a going concern scenario, the relative earning power is of greater importance to the basis of merger, with the values arrived at on the net asset basis being of limited relevance. However, NAV Methodology has been considered since both entities have significant capital employed on physical assets in their balance sheet.

We have computed the Net Asset Value of equity shares of the Companies as per balance sheet as at 31 March 2016. Adjustments, as appropriate, have been made for contingent liabilities, value of investments of Vedanta India and other matters. The total value is then divided by diluted equity shares (considering ESOPs, as appropriate) to arrive at the value per equity share.

BASIS OF SHARE EXCHANGE RATIO

It should be understood that the valuation of any company or its assets is inherently imprecise and is subject to certain uncertainties and contingencies, all of which are difficult to predict and are beyond our control. In performing our analysis, we made numerous assumptions with respect to industry performance and general business and economic conditions, many of which are beyond the control of the Companies. In addition, this valuation will fluctuate with changes in prevailing market conditions, the conditions and prospects, financial and otherwise, of the Companies, and other factors which generally influence the valuation of companies and their assets.

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The application of any particular method of valuation depends on the purpose for which the valuation is done. Our choice of methodology of valuation has been arrived at using usual and conventional methodologies adopted for transactions of a similar nature and our reasonable judgment, in an independent and bona fide manner based on our previous experience of assignments of a similar nature.

Key terms of Preference Shares are as under:

•	Face Value: INR 10 each

•	Preference share coupon: 7.5% per annum

•	Redemption: 18 months

The basis of Share Exchange Ratio of the Cairn India into Vedanta India would have to be determined after taking into consideration all the factors and methodologies mentioned hereinabove. Though different values have been arrived at under each of the above methodologies, for the purposes of recommending a Share Exchange Ratio of equity share it is necessary to arrive at a single value for each company’s equity share. It is however important to note that in doing so, we are not attempting to arrive at the absolute equity values of the Companies but at their relative values to facilitate the determination of a Share Exchange Ratio. For this purpose, it is necessary to give appropriate weights to the values arrived at under each methodology.

Share Exchange Ratio has been arrived at on the basis of a relative equity valuation of the Companies based on the various methodologies explained herein earlier, issue of Preference Shares of Vedanta India to the equity shareholders of Cairn India and various qualitative factors relevant to each company and the business dynamics and growth potentials of the businesses of the Companies, having regard to information base, key underlying assumptions and limitations.

Valuers, as considered appropriate, have independently applied methodologies discussed above and arrived at their assessment of value per share of the Companies. To arrive at the consensus on the Share Exchange Ratio for the proposed merger suitable averaging and rounding off in the values arrived at by the Valuers have been done.

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In view of the above, and on consideration of all the relevant factors and circumstances as discussed and outlined hereinabove, we recommend the following exchange ratio for the merger of Cairn India Limited into Vedanta Limited:

•	1 (one) equity share of Vedanta Limited of INR 1/- each fully paid up, and

•	4 (four) Preference Share of Vedanta Limited of INR 10/- each fully paid up for

•	every 1 (one) equity share of Cairn India Limited of INR 10/- each fully paid up.

Respectfully submitted,

Price Waterhouse & Co LLP	Walker Chandiok & Co. LLP
Chartered Accountants	Chartered Accountants
ICAI FRN: 016844N/ N500015	ICAI FRN: 001076N/N500013

Rajan Wadhawan	Khushroo B. Panthaky
Partner	Partner
Membership No: 090172	Membership No: F42423
Date: 22 July 2016	Date: 22 July 2016

C.	DSP MERRILL LYNCH FAIRNESS OPINION AND JM FINANCIAL FAIRNESS OPINION

The DSP Merrill Lynch Fairness Opinion was delivered solely for the use and benefit of the directors of Cairn India and does not constitute, and should not be relied on a recommendation to any shareholder or Vedanta ADS holder as to how such person should vote on the proposed Merger (as such term is defined in the DSP Merrill Lynch Fairness Opinion) or any matter related thereto.

DSP MERRILL LYNCH FAIRNESS OPINION

July 22, 2016

The Board of Directors

Cairn India Limited

101, first floor, C Wing,

Business Square, Andheri Kurla Road,

Mumbai, Maharashtra - 400059

Members of the Board of Directors:

We understand that Cairn India Limited, a public limited company incorporated in India under the Indian Companies Act, 1956 (“Cairn”), proposes to enter into a Scheme of Arrangement pursuant to the provisions of Sections 391 to 394 read with Section 100 to 103 of the Indian Companies Act, 1956 and Section 52 of the Companies Act, 2013, and other applicable provisions of the Companies Act, 1956 / Companies Act, 2013 (the “Scheme”), between Cairn, Vedanta Limited, a public limited company incorporated in India under the Indian Companies Act, 1956 (“Vedanta”), and their respective shareholders and creditors, pursuant to which, among other things, Cairn will merge with and into Vedanta with Vedanta as the surviving entity upon the consummation of the Scheme (the “Merger”). The terms and conditions of the Merger are more fully set forth in the Scheme, to be filed by the abovementioned companies with the appropriate High Court(s) in India. We understand that pursuant to the Scheme and subject to applicable law and all required approvals having been obtained each holder (other than Vedanta or any of its subsidiaries) of equity shares, of Rs. 10/- each, in the capital of Cairn (each equity share, a “Cairn Equity Share”), will be allotted one equity share, of Rs. 1/- each, of Vedanta (each equity share, a “Vedanta Equity Share”), and 4 preference shares, of Rs. 10/- each, of Vedanta, carrying a preference dividend of 7.5% to be redeemed after 18 months from the date of issue (each preference share, a “Vedanta Preference Share”), for each Cairn Equity Share held by such holder (the “Exchange Ratio”). The Exchange Ratio is based upon the joint recommendation made by Walker Chandiok & Co LLP (“WCC”) and Price Waterhouse & Co (“PWC”), the independent accounting firms jointly appointed by Cairn and Vedanta in connection with the Merger, in their joint valuation report dated July 22, 2016. We also understand that the Cairn Equity Shares held by Vedanta and any of its subsidiaries shall stand cancelled and no further shares are required to be issued or payment made in lieu of such cancellation of the Cairn Equity Shares.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to the holders of Cairn Equity Shares (other than Vedanta or any of its subsidiaries), of the Exchange Ratio provided for in the Merger.

In connection with this opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to Cairn and its subsidiaries, Vedanta and its subsidiaries (including Hindustan Zinc Limited), and Vedanta Resources plc;

(ii)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Cairn and its subsidiaries provided by Cairn management, including certain financial forecasts relating to Cairn and its subsidiaries prepared by the management of Cairn (such forecasts, the “Cairn Forecasts”);

T +9122.6632.8000 • F +9122.6632.8579 • CIN U74140MH1975PLC018618 • www.dspml.com DSP Merrill Lynch Limited Ground Floor, “A” Wing, One BKC, “G” Block, Bandra Kurla Complex, Bandra (East), Mumbai 400 051 India	1

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DSP MERRILL LYNCH FAIRNESS OPINION

(iii)	reviewed certain financial and operating information with respect to the business, operations and prospects of Vedanta and its subsidiaries (including Hindustan Zinc Limited), including certain financial forecasts for Vedanta and its subsidiaries (including Hindustan Zinc Limited) prepared by the management of Vedanta, as approved for our use by the management of Cairn (the “Vedanta Forecasts”);

(iv)	discussed the past and current business, operations, financial condition and prospects of Cairn and its subsidiaries and Vedanta and its subsidiaries (including Hindustan Zinc Limited) with members of the senior managements of Cairn and Vedanta;

(v)	reviewed the trading histories for the Cairn Equity Shares and the Vedanta Equity Shares and a comparison of such trading histories with the trading histories of indices deemed relevant;

(vi)	compared certain financial and stock market information of Cairn and Vedanta with similar information of other companies we deemed relevant;

(vii)	reviewed a draft, received on 21 July 2016, of the joint valuation report prepared by WCC and PWC;

(viii)	reviewed a draft, received on 21 July 2016, of the scheme (the “Scheme”); and

(ix)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

T +9122.6632.8000 • F +9122.6632.8579 • CIN U74140MH1975PLC018618 • www.dspml.com DSP Merrill Lynch Limited Ground Floor, “A” Wing, One BKC, “G” Block, Bandra Kurla Complex, Bandra (East), Mumbai 400 051 India	2

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DSP MERRILL LYNCH FAIRNESS OPINION

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of Cairn that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Cairn Forecasts and the Vedanta Forecasts, we have been advised by Cairn, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Cairn as to the future financial performance of Cairn and Vedanta. Without limiting the generality of the foregoing, we have been advised by Cairn, and have assumed, at Cairn’s direction, that, as contemplated by the Vedanta Forecasts, all indebtedness owed by Vedanta and its subsidiaries to any person, including affiliates of Vedanta, following consummation of the Merger will be paid in full in accordance with the terms of such indebtedness. Furthermore, we have assumed, at the direction of Cairn, that, as contemplated by the Vedanta Forecasts, any refinancing of the existing indebtedness of Vedanta or any of its subsidiaries will be on terms not materially different in any respect from the terms of the existing indebtedness of Vedanta and its subsidiaries. We have been informed by the management of Cairn that the forecasts provided to us have been prepared in accordance with Indian GAAP, and have assumed without independent verification that they do not lead to materially different conclusions from those that would have been arrived at had the forecasts been prepared in accordance with Indian Accounting Standards (IndAS) or International Financial Reporting Standards as adopted by the International Accounting Standards Board or US GAAP or any other accounting standard. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Cairn, Vedanta, any of their respective subsidiaries or any other entity (other than the joint valuation report by WCC and PWC referred to above, which we have reviewed and relied upon without independent verification for purposes of this opinion), nor have we made any physical inspection of the properties or assets of Cairn, Vedanta, any of their respective subsidiaries or any other entity. With respect to the draft joint valuation report prepared by WCC and PWC, we have assumed, at the direction of Cairn, that the final executed joint valuation report will not differ in any material respect from the draft joint valuation report reviewed by us. We are not experts in the evaluation of oil and gas, zinc, aluminum and iron ore reserves, drilling, mining or production levels and we express no view as to Cairn, Vedanta, any of their respective subsidiaries or any other entity’s reserve quantities or the development or production (including, without limitation, as to the feasibility or timing), or the potential thereof, of any oil and gas, drilling or mining properties of Cairn, Vedanta, any of their respective subsidiaries or any other entity (including unevaluated properties). We also express no opinion as to future crude oil, natural gas, zinc, aluminum, iron ore or any other commodity prices reflected in the financial forecasts and other information and data utilized in our analyses, which prices are subject to significant volatility and which, if different than as assumed, could have a material impact on our analyses or opinion. We have not undertaken any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims, or other contingent liabilities to which Cairn or Vedanta is or may be a party or is or may be subject. We have not evaluated the solvency or fair value of Cairn, Vedanta, any of their respective subsidiaries or any other entity under the laws of India or any other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of Cairn, that the Merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, judicial, regulatory and other approvals, consents, releases and waivers for the Merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Cairn, Vedanta, any of their respective subsidiaries or any other entity or the contemplated benefits of the Merger. Without limiting the generality of the preceding sentence, we have also assumed, at the direction of Cairn, that Cairn, Vedanta and their respective subsidiaries will receive all environmental and statutory clearances with respect to their operations in accordance with the assumptions regarding such clearances in the Cairn Forecasts and the Vedanta Forecasts. We also have assumed, at the direction of Cairn, that the final executed Scheme will not differ in any material respect from the Scheme reviewed by us.

T +9122.6632.8000 • F +9122.6632.8579 • CIN U74140MH1975PLC018618 • www.dspml.com DSP Merrill Lynch Limited Ground Floor, “A” Wing, One BKC, “G” Block, Bandra Kurla Complex, Bandra (East), Mumbai 400 051 India	3

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DSP MERRILL LYNCH FAIRNESS OPINION

We express no view or opinion as to any terms or other aspects or implications of the Merger (other than the Exchange Ratio provided for in the Merger to the extent expressly specified herein), including, without limitation, the form or structure of the Merger or any terms or other aspects or implications of any other agreement, taxation impact of the merger or the Vedanta Shares or Vedanta Preference Shares issued under the Scheme, arrangement or understanding entered into in connection with or related to the Merger or otherwise. As you are aware, we were not requested to, and we did not, solicit third party indications of interest or proposals from third parties regarding a possible acquisition of all or any part of Cairn or any alternative transaction, nor were we requested to consider, and our opinion does not address, the underlying business decision of Cairn to effect the Merger, the structure, mechanics, viability or legality of the Merger including the issuance of Vedanta Preference shares and express no opinion on whether such shares can be issued or redeemed at the terms set out in the Scheme, or the relative merits of the Merger as compared to alternative business strategies that might exist for Cairn. We were not requested to, and we did not, participate in the negotiation of the terms of the Merger, nor were we requested to, and we did not, provide any advice or services in connection with the Merger other than the delivery of this opinion. We express no view or opinion as to any such matters. Our opinion is limited to the fairness, from a financial point of view, to holders of Cairn Equity Shares (other than Vedanta or any of its subsidiaries), of the Exchange Ratio provided for in the Merger and no opinion or view is expressed with respect to any consideration received in connection with the Merger by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Merger, or class of such persons, relative to the Exchange Ratio. Furthermore, no opinion or view is expressed as to the relative merits of the Merger in comparison to other strategies or transactions that might be available to Cairn or in which Cairn might engage or as to the underlying business decision of Cairn to proceed with or effect the Merger. We are not expressing any opinion as to what the value of Vedanta Equity Shares actually will be when issued or the prices at which Cairn Equity Shares or Vedanta Equity Shares or Vedanta Preference Shares will trade at any time, including following announcement or consummation of the Merger. In addition, we express no opinion or recommendation as to how any shareholder, creditor or other person should vote or act in connection with the Merger or any related matter. In addition, we are not expressing any view or opinion with respect to, and have relied, at the direction of Cairn, upon the assessments of representatives of Cairn regarding, legal, regulatory, accounting, tax and other matters relating to Cairn, Vedanta, any of their respective subsidiaries or any other entity and the Merger (including the contemplated benefits of the Merger) as to which we understand that Cairn obtained such advice as it deemed necessary from qualified professionals.

We have acted as financial advisor to the Board of Directors of Cairn solely to render this opinion and will receive a fee for our services, a portion of which was paid upon the rendering of this opinion, and a portion of which is contingent upon the consummation of the Merger. Further, in June 2015, we had acted as financial advisor to the Board of Directors of Cairn solely to render an opinion in connection with the exchange ratio adopted by the Board of Directors of Cairn in their Board Meeting dated June 14th, 2015. We delivered our opinion dated June 14th, 2015 and received a fee from Cairn for the said opinion. In addition, Cairn has agreed indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Cairn, Vedanta and certain of their respective affiliates.

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DSP MERRILL LYNCH FAIRNESS OPINION

We and / or our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, corporate banking and other financial services to Cairn, the promoters of Cairn and other group companies of the promoters of Cairn, and have received or in the future may receive compensation for the rendering of these services, including having acted or acting as a lender under certain loan facilities of Vedanta, Vedanta Resources plc and Twin Star Mauritius Holdings Limited.

Our advisory services and the opinion expressed herein are provided solely for the benefit and use of the Board of Directors of Cairn in connection with and for purposes of its evaluation of the Merger and is not rendered to or for the benefit of, and shall not confer rights or remedies upon, any person other than the Board of Directors of Cairn. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party, nor shall any public reference to us be made, for any purpose whatsoever except (i) with our prior written consent in each instance; (ii) as required to be disclosed by Cairn to the relevant stock exchanges in terms of the SEBI Circular dated November 30, 2015 (CIR/CFD/CMD/16/2015) (“SEBI Circular”) and may be disclosed on the website of Cairn and the stock exchanges to the extent required in terms of the SEBI Circular and further may also be made a part of the explanatory statement to be circulated to the shareholders and/or creditors of Cairn, and (iii) as required to be disclosed to relevant judicial, regulatory or government authorities, or to Cairn’s or Vedanta’s parent company in each case only as may be mandatorily required by applicable laws. This opinion has been issued for the sole purpose listed in the second paragraph of this opinion and shall not be valid for any other purpose.

We accept no responsibility to any person other than the Board of Directors of Cairn in relation to the contents of this opinion even if it is disclosed to such person with our consent. Our opinion is necessarily based on (i) financial, economic, regulatory, licensing, legal, monetary, market and other conditions and circumstances as in effect on, and (ii) the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved in accordance with our internal policies.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Exchange Ratio provided for in the Merger is fair, from a financial point of view, to holders of Cairn Equity Shares (other than Vedanta or any of its subsidiaries).

Very truly yours,

DSP MERRILL LYNCH LIMITED

T +9122.6632.8000 • F +9122.6632.8579 • CIN U74140MH1975PLC018618 • www.dspml.com DSP Merrill Lynch Limited Ground Floor, “A” Wing, One BKC, “G” Block, Bandra Kurla Complex, Bandra (East), Mumbai 400 051 India	5

The JM Financial Fairness Opinion was delivered solely for the use and benefit of the directors of Cairn India and does not constitute, and should not be relied on a recommendation to any shareholder or Vedanta ADS holder as to how such person should vote on the proposed Transaction (as such term is defined in the JM Financial Fairness Opinion) or any matter related thereto.

JM FINANCIAL FAIRNESS OPINION

STRICTLY CONFIDENTIAL

July 22, 2016

Cairn India Limited

101, First Floor,

C Wing, Corporate Square, Andheri Kurla Road,

Andheri East,

Mumbai 400 059

India

Dear Sirs,

We refer to the Engagement Letter dated June 13, 2015 (“Engagement Letter” which term shall include any addendum thereto) whereby Cairn India Limited (“Company” / “Cairn”) has requested JM Financial Institutional Securities Limited (“JM Financial”) to provide a fairness opinion to the Company on the Share Exchange Ratio (as defined below) recommended by Price Waterhouse & Co LLP and Walker Chandiok & Co LLP (together referred to as the “Valuers”) vide their report dated June 13, 2016 (“Valuation Report” / “Report”) in relation to the proposed scheme of arrangement between the Company, Vedanta Limited (“Vedanta”) and their respective shareholders and creditors in accordance with the provisions of the listing agreement of the Companies (defined hereinafter); with the Stock Exchanges (defined below); SEBI Circular (defined hereinafter) and Sections 391 to 394 of the Companies Act, 1956 read with Sections 100 to 103 of the Companies Act, 1956 and Section 52 of the Companies Act, 2013 and other applicable provisions of the Companies Act, 1956 / Companies Act, 2013 (to the extent notified and applicable) (the “Act”) (the “Scheme” or the “Scheme of Arrangement” or the “Transaction”) in the manner provided for in the Scheme and in compliance with the provisions of the Income Tax Act, 1961.

Companies that are party to the Scheme

(a)	Cairn, having its registered office at 101, First Floor, C Wing, Corporate Square, Andheri Kurla Road, Andheri East, Mumbai 400 059, India, is a company incorporated under the provisions of the Companies Act, 1956 and is, inter alia, engaged in the business of oil and gas exploration, development and production. The equity shares of the Company are listed on BSE Limited (“BSE”) and the National Stock Exchange of India Limited (“NSE”, and collectively with the BSE, referred as the “Stock Exchanges”).

(b)	Vedanta, having its registered office at SESA Ghor, 20 EDC Complex, Patto, Panaji, Goa 403 001, India, is a company incorporated under the Companies Act, 1956. Vedanta is the flagship company of the Vedanta Resources Plc group, a metals and mining conglomerate with business interests across India, Zambia, Australia, Namibia, South Africa and Ireland. Vedanta is a metals and mining company with business interests in copper, iron, aluminium and zinc and is also engaged in power generation. The equity shares of Vedanta are listed on the Stock Exchanges.

(c)	Cairn is hereinafter referred to as the “Amalgamating Company” and Vedanta as the “Amalgamated Company”. The Amalgamating Company and the Amalgamated Company shall be together referred to herein as the “Companies”.

                    1

JM Financial Institutional Securities Limited

(Formerly known as JM Financial Institutional Securities Private Limited)

Corporate Identity Number: U65192MH1995PLC092522

Regd. Office: 7th Floor, Cnergy, Appasaheb Marathe Marg, Prabhadevi, Mumbai 400 025.

T: +91 22 6630 3030 F: +91 22 6630 3344 www.jmfl.com

JM FINANCIAL FAIRNESS OPINION

Background of the Scheme of Arrangement

As per the draft Scheme of Arrangement, we understand that:

(a)	Upon the Scheme becoming effective and with effect from the Appointed Date (defined herein below) and pursuant to the provisions of Section 394 and other applicable provisions of the Act, if any and in accordance with provisions of Section 2(1B) of the Income-tax Act, 1961, the entire undertaking of Cairn along with all assets, liabilities, contracts, employees, licences, records, approvals, etc being integral parts of the undertaking of Cairn shall, without any further act, instrument or deed, be amalgamated with and be vested in or be deemed to have been vested in Vedanta as a going concern so as to become as and from the Appointed Date, the undertaking of Vedanta by virtue of and in the manner provided in this Scheme,.

(b)	Upon coming into effect of the Scheme and upon vesting of the undertaking of Cairn (inclusive of all assets and liabilities thereof), into and with Vedanta by operation of law, Vedanta shall, without any further application or deed, issue and allot,

i.	1 (One) Equity share of Vedanta of Re. 1/- (Rupee One only) each, fully paid up for every 1 (One) Equity share of Rs. 10/- (Rupees Ten only) each held by equity shareholder of Cairn (“New Equity Shares”), and

ii.	4 (Four) Redeemable Preference Shares of Vedanta of Rs. 10/- (Rupees Ten only) each, fully paid up for every 1 (One) Equity share of Rs. 10/- (Rupees Ten only) each held by equity shareholder of Cairn to all the equity shareholders of Cairn whose name appear in the Register of Members as on the Record Date (other than Vedanta itself or any of its subsidiaries) or to their respective heirs, executors, administrators or other legal representatives or the successors-in-title, as the case may be. The ratio in which equity and preference shares of Vedanta are to be issued and allotted to the shareholders of the Company is referred to as the “Share Exchange Ratio”.

(c)	The New Equity Shares issued and allotted in terms of Clause (b) above shall, in compliance with the applicable regulations, be listed and/or admitted to trading on the relevant Stock Exchanges. Vedanta shall enter into such arrangements and give such confirmations and/or undertakings as may be necessary in accordance with applicable laws or regulations for complying with the formalities of the Stock Exchanges. The New Equity Shares to be issued by Vedanta to the respective equity shareholders of Cairn shall be subject to the Memorandum and Articles of Association of Vedanta and shall rank pari passu with the existing equity shares of Vedanta in all respects including dividends.

                    2

JM Financial Institutional Securities Limited

(Formerly known as JM Financial Institutional Securities Private Limited)

Corporate Identity Number: U65192MH1995PLC092522

Regd. Office: 7th Floor, Cnergy, Appasaheb Marathe Marg, Prabhadevi, Mumbai 400 025.

T: +91 22 6630 3030 F: +91 22 6630 3344 www.jmfl.com

JM FINANCIAL FAIRNESS OPINION

(d)	The appointed date for the proposed Scheme is April 1, 2016 (the “Appointed Date”) and the Scheme shall become effective from the last of the dates on which the conditions specified in Clause 19 of the Scheme are complied with.

(e)	On the Scheme becoming effective, the Company shall stand dissolved without winding up.

Scope and purpose

The management of the Company, in terms of the Engagement Letter, has requested JM Financial to submit an independent opinion to the Board of Directors and the Audit Committee of the Company on the fairness of the Share Exchange Ratio (the “Fairness Opinion”) recommended by the Valuers. The scope of this Fairness Opinion includes commenting on the fairness of the Share Exchange Ratio recommended by the Valuers and not on the fairness or economic rationale of the proposed amalgamation of the Amalgamating Company with the Amalgamated Company.

This Fairness Opinion is addressed to the Board of Directors and the Audit Committee of the Company. Further, this Fairness Opinion is subject to the scope, assumptions, exclusions, limitations and disclaimers detailed hereinafter and the same has been issued as per the requirements of the Stock Exchanges and of Securities and Exchange Board of India (“SEBI”) circular no. CIR/CFD/CMD/16/2015 dated November 30, 2015 (“SEBI Circular”). As such, the Fairness Opinion is to be read in totality, not in parts and in conjunction with the relevant documents referred to herein. This Fairness Opinion has been issued only for the purpose of facilitating the Scheme in terms of the listing agreement of the Companies with the Stock Exchanges and the SEBI Circular; and subject to that specifically permitted under the Engagement Letter and herein, should not be used for any other purpose.

The Company has represented to JM Financial that based on the exemption from registration under Section 3(a)(10) of the United States Securities Act of 1933 (the “Securities Act”) as amended from time to time, and compliance of other requirements of section 3(a)(10) of the Securities Act, securities to be issued pursuant to the Transaction will be exempt from registration under the U.S. Securities Act or under the securities laws of any state or other jurisdiction of the United States.

Sources of Information

For the said examination and for arriving at the opinion set forth below, we have:

(a)	held discussions with the Valuers and perused the Valuation Report;

(b)	reviewed the draft Scheme of Arrangement;

(c)	reviewed publicly available relevant financial information relating to the Companies;

                    3

JM Financial Institutional Securities Limited

(Formerly known as JM Financial Institutional Securities Private Limited)

Corporate Identity Number: U65192MH1995PLC092522

Regd. Office: 7th Floor, Cnergy, Appasaheb Marathe Marg, Prabhadevi, Mumbai 400 025.

T: +91 22 6630 3030 F: +91 22 6630 3344 www.jmfl.com

JM FINANCIAL FAIRNESS OPINION

(d)	reviewed the current shareholding pattern of the Companies;

(e)	Reviewed certain business and financial information relating to the Companies provided to us by the Company; and

(f)	reviewed the information provided by the Companies through their respective management representation letters.

We reviewed the relevant current and historical market prices, trading volumes of equity shares, the historical earnings and other operating data that is publicly available as also research reports available for the Company and Vedanta.

Scope Limitations

We have assumed and relied upon, without independent verification, the accuracy and completeness of all information that was publicly available or provided or otherwise made available to us by the Companies for the purposes of this opinion. We have not conducted any due diligence, other than a review of such information / documents as has been provided to us and expressly set out in this Fairness Opinion and express no opinion and accordingly accept no responsibility with respect to or for such information, or the assumptions on which it is based. We have not assumed any obligation to conduct, nor have we conducted any physical inspection or title verification of the properties, facilities, assets and liabilities of the Companies, and neither express any opinion with respect thereto nor accept any responsibility thereof. We have not made any independent valuation or appraisal of the assets or liabilities of the Amalgamating Companies, nor have we been furnished with any such appraisals. We have not reviewed any internal management information systems and instead, with your consent, have relied upon relevant information that was publicly available or provided or otherwise made available to us by the Companies for the purposes of this Fairness Opinion. We are not experts in the evaluation of contingent liabilities, litigation or other actual or threatened claims. We are not legal, taxation or actuarial advisors and accordingly, our opinion should not be construed as certifying the compliance with the provisions of any law including company and taxation laws or any legal, accounting or taxation implications or issues related to the Scheme. In addition, we have assumed that the Scheme of Arrangement will be approved by all the necessary regulatory authorities and that the Scheme of Arrangement will be consummated substantially in accordance with the terms set forth in the draft Scheme of Arrangement provided to us. The management of the Companies has confirmed that there are no other contingent liabilities or circumstances that could materially affect the business or financial prospects of the Companies, other than those disclosed to us in the information provided. Accordingly, no additional contingent liabilities other than those specifically disclosed have been considered for the purposes of this opinion. Also, the management of the Companies have confirmed that there is no other material information other than already provided which is necessary for the purposes of this Fairness Opinion. We have assumed that in the course of obtaining necessary regulatory or other consents or approvals for the Scheme of Arrangement, no change/ restrictions will be imposed that will have a material adverse effect on the benefits of the Scheme of Arrangement that may have been contemplated. We understand that the management of the Company, during our discussion with them, has drawn our attention to all such information and matters which may have an impact on our analysis and opinion. Our opinion is necessarily based on financial, economic, market and other conditions as they currently exist and on the information made available to us as of the date hereof. It should be understood that although subsequent developments may affect this opinion, we do not have an obligation to update, revise or reaffirm this opinion. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction involving the Company or any of its assets, nor did we negotiate with any other party in this regard.

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JM FINANCIAL FAIRNESS OPINION

In the ordinary course of business, the JM Financial group is engaged in securities trading, securities brokerage and investment activities, as well as providing investment banking and investment advisory services. In the ordinary course of its trading, brokerage and financing activities, any member of the JM Financial group may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or senior loans of any company that may be involved in the Scheme.

We express no opinion whatsoever and make no recommendation at all as to the Company’s underlying decision to effect the Scheme of Arrangement or as to how the holders of equity shares or secured or unsecured creditors (as applicable) of the Company should vote at their respective meetings held in connection with the Scheme of Arrangement. We also do not provide any recommendation to the creditors of the Company with respect to proposed Scheme. We do not express and should not be deemed to have expressed any views on any other terms of the Scheme of Amalgamation apart from that is relevant to the Fairness Opinion. We express no opinion and accordingly accept no responsibility as to the price at which the equity shares of the Company and / or of Vedanta will trade following the announcement of the Scheme of Arrangement or the price at which the equity shares of Vedanta will trade following the Scheme being made effective. We also express no opinion and accordingly accept no responsibility for the value of the equity shares of the Company / Vedanta at any future date or their financial performance following the announcement of the Scheme / consummation of the Scheme. We do not express any opinion on the sufficiency of the methodology applied / procedures employed by the Valuers in determining Share Exchange Ratio. Shareholders should make their independent assessment of the economic benefits as also the overall Transaction for arriving at their decision.

Conclusion

Based on our examination of the Valuation Report, such other information provided to us by the Companies and our independent analysis and evaluation of such information, and subject to the foregoing and to the best of our knowledge and belief, we are of the opinion that the Share Exchange Ratio, as proposed in the Report, is fair for the equity shareholders of the Company.

                    5

JM FINANCIAL FAIRNESS OPINION

Distribution of the Fairness Opinion

The Fairness Opinion is addressed to the Board of Directors and the Audit Committee of the Company and is for the purpose of submission to the Stock Exchanges and applicable Indian regulatory / Indian statutory authorities / applicable Indian law. Further the Fairness Opinion may be submitted to the Stock Exchanges/ SEBI in terms of the SEBI Circular and may be disclosed on the websites of the Company and the Stock Exchanges. The Fairness Opinion shall not, otherwise than as permitted under the Engagement Letter and this Fairness Opinion, be disclosed or referred to publicly or to any other third party without JM Financial’s prior written consent. However, the Company may provide a copy of the Fairness Opinion if requested/ called upon by any regulatory authorities of India subject to the Company promptly intimating JM Financial in writing upon receipt of such request from the regulatory authority. The Fairness Opinion should be read in totality and not in parts. Further this Fairness Opinion should not be used or quoted for any other purpose than the purpose mentioned hereinabove. If this Fairness Opinion is used by any person other than to whom it is addressed or for any purpose other than the purpose stated hereinabove, we shall not be liable in any manner whatsoever, whether in contract or tort or otherwise including for any indirect, consequential, punitive, special or incidental liability to any party in connection with sharing/reference/disclosure of the Fairness Opinion as above.

Yours truly,

For JM Financial Institutional Securities Limited

Name: Vikas Kothari
Designation: Director

6

D.	LAZARD FAIRNESS OPINION

LAZARD FAIRNESS OPINION

22nd July 2016

The Board of Directors

Vedanta Limited

20 Sesa Ghor

EDC Complex

Patto

Panjim

Goa 403001

India

Dear Members of the Board,

1.	Vedanta Limited, a listed Indian limited company (the Company), announced on 14th June 2015 a proposal to amalgamate and merge Cairn India Limited, an Indian limited company (Cairn India), into the Company by entering into a scheme of arrangement under sections 391-394 of the Indian Companies Act, 1956 (read in conjunction with sections 100-103 of the Companies Act, 1956 and section 52 of the Companies Act, 2013 and other applicable provisions of the Companies Act, 1956 and Companies Act, 2013) (the Transaction).

Under the original terms of the Transaction, the Company proposed that each holder of Cairn India shares (other than the Company and its subsidiaries) would receive for each share of Cairn India (Cairn India Share): (i) one equity share in the Company (the Company Shares) and (ii) one redeemable preference share in the Company, with a par value of Rs. 10, a dividend of 7.5% per annum payable annually at the end of each financial year and a maturity of 18 months, upon which redemption would be in cash (the Company Preference Shares) ((i) and (ii) together, the Original Exchange Ratio).

We understand that the Company proposes to pursue the Transaction after revising the Original Exchange Ratio, pursuant to which, among other things, the Company would issue, and each holder of Cairn India Shares (other than the Company and its subsidiaries) would receive for each Cairn India Share (a) one Company Share and (b) 4 Company Preference Shares ((a) and (b) together, the Revised Exchange Ratio).

The terms and conditions of the Transaction are more fully set out in the draft scheme document that was provided to us on 21st July 2016 (the Draft Scheme Document) the final version of which will be filed by the aforementioned companies with the appropriate courts in India.

Lazard India Private Limited Registered Office Level – 7 C, The IL&FS Finance Centre, Bandra Kurla Complex, Bandra (East) Mumbai 400 051 +91 22 6752 6000 phone www.lazard.com

LAZARD FAIRNESS OPINION

2.	For the aforesaid purpose, the Company and Cairn India have appointed Price Waterhouse & Co LLP and Walker Chandiok & Co. LLP (jointly the Valuers) to prepare a joint valuation report (the Valuation Report) in relation to the Revised Exchange Ratio.

3.	You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to the Company of the Revised Exchange Ratio provided for in the Transaction.

4.	In connection with this opinion, we have:

(i)	reviewed the Draft Scheme Document;

(ii)	reviewed certain publicly available historical and forecast financial and operational information with respect to Vedanta Resources Plc, the ultimate parent entity of the Company, the Company and Cairn India available in their respective annual and interim reports, production updates, company presentations and selected analyst research reports;

(iii)	reviewed certain historical business and financial information relating to the Company and Cairn India, as provided by the Company;

(iv)	reviewed various internal financial forecasts and other data provided to us by the Company throughout July 2016 relating to the business of the Company and Cairn India, including, but not limited to, operating models and life of mine valuation models in relation to the Company and Cairn India;

(v)	held discussions with members of the respective senior management teams of the Company and Cairn India with respect to their views regarding the business and prospects of the Company and Cairn India and the assumptions made in constructing the forecasts;

(vi)	held discussions with the Valuers, in relation to the approach taken to valuation and the details of the various methodologies utilised by them in preparing the Valuation Report and recommendation;

(vii)	primarily considered forward curve and spot commodity pricing scenarios based on the information available to us at the date hereof, in addition to making reference to consensus analysts’ estimates for commodity pricing;

(viii)	reviewed certain publicly available financial information with respect to certain other companies in lines of business we believe to be generally relevant in the context of the businesses of the Company and Cairn India, respectively;

(ix)	reviewed historical stock prices and trading volumes of the Company Shares and Cairn India Shares; and

(x)	performed such other financial analyses and considered such other information and factors as we deemed appropriate.

LAZARD FAIRNESS OPINION

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and we have relied upon the respective assurances of the management teams of the Company and Cairn India that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the financial forecasts utilized in our analyses, we have been advised by the Company, and we have assumed, that they have been approved by senior management of the Company and Cairn India and have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company and Cairn India as to the future financial performance of the respective companies in compliance with all applicable accounting and legal requirements. We have assumed, without independent verification, that there are no undisclosed, material liabilities of or relating to the Company or Cairn India or any other relevant entity. We have assumed that the intercompany receivable at Cairn India, payable by the Company, is treated as cash when assessing the valuation of Cairn India to the Company. We express no opinion on the Company’s or Cairn India’s mining or exploration licenses or in relation to any potential mine life extensions or future licensing. We have assumed that Cairn India should be able to extend the Rajasthan Production Sharing Contract to which it is a party to 2030 on its existing terms. In our analysis, we have adjusted on a probability weighted basis certain of the Company’s projected expansion plans, but we express no view on Company’s or Cairn India’s expansion plans or development projects. We have assumed a holding company discount would be applied to the divisions of the Company not wholly owned by it. We assume no responsibility for, and express no view as to, any of the aforementioned forecasts or the assumptions on which they are based. We have not conducted or been provided with any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Cairn India nor have we conducted any due diligence or made any physical inspection of the properties or assets of the Company or Cairn India. We have not evaluated the solvency or fair value of the Company or Cairn India either under the laws of India or other laws relating to bankruptcy, insolvency or similar matters.

5.	We have been informed by the Company that it has not factored any potential synergy benefits into its management forecasts and that such forecasts have been prepared on a standalone basis.

6.	With respect to the Valuation Report, we have assumed that it has been reasonably prepared on the basis of the best currently available estimates and judgments of the Valuers. We have not independently verified or validated, nor do we express any opinion on, the financial, market, technical or operating forecasts and other information or data provided to or otherwise reviewed by or discussed with us, or the views of the respective managements of the Company and Cairn India as to the future business, operations and prospects of the Company or Cairn India or any underlying assumptions with respect thereto.

LAZARD FAIRNESS OPINION

7.	Our opinion is necessarily based on financial, economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the actual value of the Company Shares when issued pursuant to the Transaction or the price at which the Company Shares, the Company’s depository receipts or Cairn India Shares may trade at any time subsequent to the announcement of the Transaction. In addition, we express no view on future commodity pricing and for the purposes of rendering this opinion, as the Company is aware, we have relied without independent investigation primarily on forward curve and spot pricing for oil and other commodity prices as of the date hereof, rather than consensus analyst projections.

8.	We also have assumed, with your consent, that the Transaction will be consummated in accordance with the terms described in the Draft Scheme Document and in compliance with all applicable laws and other requirements, without waiver, modification or amendment of any material term, condition or agreement meaningful to our analyses or opinion and that, in the course of obtaining the necessary regulatory, shareholders, creditor or third party approvals or consents and releases for the Transaction, no delay, limitation, restriction or condition, including any divesture requirements or amendments or modifications, will be imposed that would have an adverse effect on the Company, Cairn India or the Transaction (including the contemplated benefits thereof). We have also assumed, with the consent of Company, that obtaining the necessary governmental, regulatory, judicial or other third party approvals, consents, releases and waivers for the Transaction, including any delay or divestiture requirements or amendments or modifications, will not have an adverse effect on the Company, Cairn India or the Transaction. We have assumed, at the direction of the Company, that the final scheme document will not differ in any material respect from the Draft Scheme Document reviewed by us.

9.	We have been informed by the Company that the Transaction will be treated as a tax-free reorganization for Indian income tax purposes. We have assumed, as discussed with the Company, that the potential withholding tax liability at Cairn India associated with the reorganisation in 2006-07 of the Cairn Energy Plc group, the ultimate parent entity of Cairn India at the time of the transaction (the Cairn Parent), and the related attachment by Indian authorities of certain Cairn India shares held by the Cairn Parent, will have no material impact on the fairness, from a financial point of view, to the Company of the Revised Exchange Ratio. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities to which the Company or Cairn India is or may be a party or is or may be subject or of any governmental investigation of any ongoing or possible unasserted claims or other contingent liabilities to which the Company, Cairn India or any of their respective affiliates is or may be a party or is or may be subject.

LAZARD FAIRNESS OPINION

10.	We express no view or opinion as to any terms or other aspects of the Transaction (other than the Revised Exchange Ratio to the extent expressly specified herein) including, without limitation, the form or structure of the Transaction or the terms of the Company Preference Shares. We were not requested to, and we did not, participate in the negotiation of the terms of the Transaction. Our opinion is limited to the fairness, from a financial point of view, to the Company of the Revised Exchange Ratio provided for in the Transaction, our analysis primarily relates to the relative values of the Company and Cairn India and we express no opinion or view with respect to the financial implications of the Transaction for any stakeholders, including creditors of the Company. Our opinion does not address any terms (other than the Revised Exchange Ratio to the extent expressly specified herein) or other aspects or implications of the Transaction, including, without limitation, the form or structure of the Transaction or otherwise. We express no view as to, and our opinion does not address, the underlying business decision of the Company to effect the Transaction, the impact of the Transaction on the Company or any of its affiliates, including, without limitation, possible implications on ownership structure, listing format or capital structure, the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or any other transaction in which the Company might engage, and the Company remains solely responsible for the commercial assumptions on the basis of which it agrees to proceed with the Transaction. Our opinion is necessarily based only upon information as referred to in this letter. As you are aware, the credit, financial and stock markets have experienced volatility and oil and certain other commodities’ prices have fallen significantly, and we express no opinion or view as to any potential effects of such volatility or price falls on the Company, Cairn India or the Transaction.

11.	We and our affiliate Lazard & Co., Limited are acting as financial adviser solely to the Company in connection with the Transaction and will receive a fee for providing this opinion. In addition, the Company has agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. We and other members of the Lazard Group (defined as Lazard Ltd and its direct and indirect subsidiaries) in the past have provided, and in the future may provide, certain investment banking services to the Company or its affiliates, for which we have received and may receive compensation. In addition, in the ordinary course, certain members of the Lazard Group and some employees within the Lazard Group may trade securities of the Company and Cairn India for their own accounts and for the accounts of their clients, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of the Company, Cairn India and certain of their respective affiliates. The issuance of this opinion was approved by an opinion committee within the Lazard Group.

12.	Our engagement and the opinion expressed herein are solely for the benefit of the Board of Directors of the Company (in its capacity as such) and our opinion is rendered to the Board of Directors of the Company in connection with its evaluation of the Transaction and is not rendered to or for the benefit of, and shall not confer any rights or remedies upon, any person other than the Board of Directors of the Company. Delivery of our opinion does not create any fiduciary, equitable or contractual duties on us (including, without limitation, any duty of trust or confidence). Our opinion is not intended to, and does not, constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the Transaction or any matter relating thereto. This opinion may not be disclosed or otherwise referred to, nor may our opinion be used or relied upon by any third party for any purpose whatsoever, except: (i) with our prior written consent in each instance; (ii) as required by law or regulation to be disclosed by the Company to the concerned Indian Courts of law or any other person in relation to the aforementioned scheme of arrangement, in the Company’s shareholders’ circular related to the Transaction or pursuant to the listing agreements between the Company and the stock exchanges and the circulars issued by the Securities and Exchange Board of India; and (iii) that this opinion may be disclosed as an exhibit to a current report on Form 6-K furnished to the U.S. Securities and Exchange Commission by the Company. This opinion has been issued for the sole purpose listed in clause (ii) of the immediately preceding sentence and shall not be valid for any other purpose.

LAZARD FAIRNESS OPINION

13.	Based on and subject to the foregoing, including the various assumptions and limitations referred to herein, we are of the opinion that, as of the date hereof, the Revised Exchange Ratio provided for in the Transaction is fair, from a financial point of view, to the Company.

Very truly yours,

LAZARD INDIA PRIVATE LIMITED

E.	Historical unaudited consolidated financial information of Vedanta for the three months ended 30 June 2016 prepared in accordance with Ind-AS

Historical unaudited consolidated financial information of Vedanta for the three months ended 30 June 2016 prepared in accordance with Ind-AS

Vedanta Limited (formerly Sesa Sterlite Limited)
CIN no. L13209GA1965PLC000044

Regd. Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa-403001
STATEMENT OF UNAUDITED CONSOLIDATED RESULTS FOR THE QUARTER ENDED JUNE 30, 2016

(Rs. in Crore except as stated)

		Quarter ended
S. No.	Particulars	30.06.2016 (Unaudited)	30.06.2015 (Unaudited)
1	Income from operations
	a) Net sales / income from operations (net of excise duty)	14,364.01	16,943.71
	b) Other operating income	73.07	65.10

	Total income from operations (net)	14,437.08	17,008.81

2	Expenses
	a) Cost of materials consumed	5,036.20	5,664.58
	b) Purchases of stock-in-trade	428.70	76.66
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(491.48)	(84.31)
	d) Employee benefits expense	578.48	662.01
	e) Depletion, depreciation and amortisation expense	1,492.04	1,501.87
	f) Power and fuel charges	2,206.76	2,754.31
	g) Exchange loss - (net)	66.82	27.79
	h) Other expenses	3,171.99	3,820.56

	Total expenses	12,489.51	14,423.47

3	Profit from operations before other income, finance costs and exceptional items	1,947.57	2,585.34

4	Other income	1,093.53	955.40

5	Profit from ordinary activities before finance costs and exceptional items	3,041.10	3,540.74

6	Finance costs	1,393.06	1,372.62

7	Profit from ordinary activities after finance costs but before exceptional items	1,648.04	2,168.12

8	Exceptional items	—	41.29

9	Profit from ordinary activities before tax	1,648.04	2,126.83

10	Tax expense (including deferred tax and net of MAT credit entitlement)	491.35	533.66

11	Net profit for the period	1,156.69	1,593.17

12	Share of loss of jointly controlled entities and associates	—	(0.18)

13	Minority interest	541.67	750.14

14	Net profit after taxes, minority interest and share in jointly controlled entities and associates	615.02	842.85

15	Net profit after taxes, minority interest and share in profit of jointly controlled entities and associates but before exceptional items	615.02	884.14

16	Other Comprehensive income	179.59	18.66

17	Share of Minority interest in Other Comprehensive income	281.10	231.80

18	Total Comprehensive income after minority interest	513.51	629.71

19	Paid-up equity share capital (Face value of Re. 1 each)	296.50	296.50
20	Earnings per share after exceptional items (Rs.) (not annualised)
	-Basic	2.07	2.84
	-Diluted	2.07	2.84
21	Earnings per share before exceptional items (Rs.) (not annualised)
	-Basic	2.07	2.98
	-Diluted	2.07	2.98

Historical unaudited consolidated financial information of Vedanta for the three months ended 30 June 2016 prepared in accordance with Ind-AS

(Rs. in Crore)

		Quarter ended
S. No.	Segment Information	30.06.2016 (Unaudited)	30.06.2015 (Unaudited)

1	Segment Revenue
a)	Oil & Gas	1,885.11	2,627.00
b)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	2,109.00	3,285.64
	(ii) Silver - India	332.00	259.23
	(iii) Zinc - International	453.91	890.27

	Total	2,894.91	4,435.14
c)	Iron Ore	970.35	479.51
d)	Copper	4,654.44	5,571.43
e)	Aluminium	2,757.87	2,733.00
f)	Power	1,183.26	1,205.99
g)	Others	34.03	48.84

	Total	14,379.97	17,100.91

Less:	Inter Segment Revenue	15.96	157.20

	Net sales/income from operations	14,364.01	16,943.71

2	Segment Results
	[Profit / (loss) before tax and interest]
a)	Oil & Gas	(16.71)	500.97
b)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	581.54	1,251.05
	(ii) Silver - India	285.17	209.00
	(iii) Zinc - International	221.93	190.88

	Total	1,088.64	1,650.93
c)	Iron Ore	333.91	21.36
d)	Copper	383.89	470.77
e)	Aluminium	7.55	(168.44)
f)	Power	250.27	157.89
g)	Others	1.30	15.57

	Total	2,048.85	2,649.05

Less:	Finance costs	1,393.06	1,372.62
Add:	Other unallocable income net off expenses	992.25	891.69

	Profit before tax and exceptional items	1,648.04	2,168.12

Less:	Exceptional items	—	41.29

	Profit before tax	1,648.04	2,126.83

Historical unaudited consolidated financial information of Vedanta for the three months ended 30 June 2016 prepared in accordance with Ind-AS

		(Rs. in Crore)

		Quarter ended
S. No.	Segment Information	30.06.2016 (Unaudited)	30.06.2015 (Unaudited)
3	Segment assets
a)	Oil & Gas	20,729.09	35,772.66
b)	Zinc, Lead and Silver
	(i) Zinc - India	14,842.39	14,218.22
	(ii) Zinc - International	3,066.75	3,120.90

	Total	17,909.14	17,339.12
c)	Iron Ore	5,099.59	6,086.97
d)	Copper	7,918.65	9,021.33
e)	Aluminium	48,687.84	45,215.40
f)	Power	17,862.99	20,873.68
g)	Others	584.68	596.76
h)	Unallocated	63,962.80	68,656.27

	Total	182,754.78	203,562.19

4	Segment liabilities
a)	Oil & Gas	6,993.59	5,902.36
b)	Zinc, Lead and Silver
	(i) Zinc - India	2,785.03	2,312.20
	(ii) Zinc - International	795.63	1,018.07

	Total	3,580.66	3,330.27
c)	Iron Ore	756.94	713.66
d)	Copper	4,436.71	2,513.10
e)	Aluminium	4,685.48	3,943.38
f)	Power	1,367.65	2,592.46
g)	Others	22.00	20.02
h)	Unallocated	79,069.17	87,902.12

	Total	100,912.20	106,917.37

The main business segments are, (a) Oil & Gas which consists of exploration, development and production of oil and gas (b) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver, both from own mining and purchased concentrate (c) Iron ore including pig iron, metallurgical coke (d) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (e) Aluminium which consist of mining of bauxite and manufacturing of alumina and various aluminium products (f) Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (g) Other business segment represents port/berth. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities, respectively.

Three units of 600 MW each at Jharsuguda and 1 unit of 270 MW at Balco, Korba have been converted from commercial power plant to captive power plant, pursuant to an order of Orissa Electricity Regulatory Authority and increased inhouse demand respectively. Accordingly, the revenue, results, segment assets and segment liabilities of these plants have been disclosed as part of Aluminium segment beginning current quarter ended June 30, 2016.

Additional intra segment information of revenues and results for the Zinc, Lead and Silver segment have been provided to enhance understanding of segment business.

Historical unaudited consolidated financial information of Vedanta for the three months ended 30 June 2016 prepared in accordance with Ind-AS

Notes:-

1	The above consolidated results of Vedanta Limited (“the Company”) and its subsidiaries, Jointly controlled entities, Associate entities, for the quarter ended June 30, 2016 have been reviewed by the Audit Committee at its meeting held on July 28, 2016 and approved by the Board of Directors at their meeting held on July 29, 2016. The statutory auditors of the Company have carried out a limited review of the same.

2	The Company adopted Indian Accounting Standard (“Ind AS”) and accordingly these financial results have been prepared in accordance with the recognition and measurement principles laid down in the Ind AS 34 Interim Financial Reporting prescribed under Section 133 of the Companies Act, 2013 read with the relevant rules issued thereunder. The date of transition to Ind AS is April 1, 2015. The impact of transition has been accounted for in opening reserves and the comparative period has been restated accordingly. However, the opening balance sheet as at April 1, 2015 and the results for the subsequent periods would get finalised along with the annual financial statements for the year ended March 31, 2017.

3	On July 22, 2016, Vedanta Limited and its subsidiary Cairn India Limited revised the terms of the proposed merger between Vedanta Limited and Cairn India Limited which was initially announced on June 14, 2015. As per the revised terms, on completion, non-controlling shareholders of Cairn India will receive for each equity share held one equity share in Vedanta Limited of face value Re. 1 each and four 7.5% Redeemable Preference Share (“RPS”) in Vedanta Limited with a face value of Rs. 10 each. No shares will be issued to Vedanta Limited or any of its subsidiaries for their shareholding in Cairn India. The transaction is conditional on Vedanta Limited, Cairn India and Vedanta plc shareholder approvals, as well as of Indian High Court, and other customary approvals. Vedanta Limited will continue to be listed on the BSE Limited (“BSE”) and National Stock Exchange of India Limited (“NSE”), with American Depositary Shares (“ADS”) listed on the New York Stock Exchange (“NYSE”).

4	Reconciliation of Statement of Profit and Loss between Indian GAAP as previously reported and the Total Comprehensive Income as per Ind AS is as follows:

Rs. in Crore

Particulars	Quarter ended 30.06.2015
Net profit under previous Indian GAAP	1,712.24
Adjustments
Effect of measuring investments at fair value	116.88
Effect of change in depletion, depreciation and amortisation expense due to change accounting policy - Oil and Gas business	10.11
Exploration cost capitalised due to change in accounting policy - Oil and Gas business	76.82
Depreciation on fair valuation of certain items of plant and equipment assets	(23.33)
Difference in amortisation relating to port service concession arrangement	5.61
Reversal of goodwill amortised under Indian GAAP	228.17
Effect of change in foreign exchange fluctuation - Oil and Gas business	(284.35)
Effect of unwinding of discount on site restoration liability	(19.31)
Major overhaul cost capitalised (net of depreciation)	(5.03)
Effect of change in inventory due to Ind AS adjustments	(17.86)
Fair valuation of deferred sales tax loan	(1.69)
Actuarial gain /loss recognised in OCI	4.99
Others	10.73
Deferred tax impact on above adjustments	(130.05)
Deferred tax on undistributed profits of subsidiaries	(90.76)
Net profit as per Ind AS (A)	1,593.17

Other Comprehensive income (B)	18.66
Total Comprehensive income (A+B)	1,611.83

By Order of the Board

Place : Gurgaon	Thomas Albanese
Chief Executive Officer &
Dated : July 29, 2016	Whole Time Director

F.	Historical financial information for the fiscal years ended 31 March 2014, 2015 and 2016 relating to Cairn India which are extracted without material adjustment from the consolidation schedules that underlie Vedanta’s audited consolidated financial information prepared in accordance with IFRS as issued by IASB

Historical financial information for the fiscal years ended 31 March 2014, 2015 and 2016 relating to Cairn India which are extracted without material adjustment from the consolidation schedules that underlie Vedanta’s audited consolidated financial information prepared in accordance with IFRS as issued by IASB

This section sets out summary financial information for Cairn India and has been extracted without material adjustment from the consolidation schedules that underlie the audited consolidated financial statements of Vedanta Limited for the periods referred to below.

Consolidated Balance Sheets of Cairn India Limited as at 31 March 2014, 2015 and 2016

	INR Million	INR Million	INR Million	$ Million
	Mar-14	Mar-15	Mar-16	Mar-16
ASSETS
Non-current assets
Property, plant and equipment	305,830	183,308	72,916	1,101
Exploration and evaluation assets	599,340	323,800	96,390	1,455
Other intangible assets	395	300	219	3
Deferred tax assets	66,986	62,457	58,379	881
Current tax asset-non-current	1,466	3,789	2,629	40
Other non-current assets	1,574	80,015	2,751	42

Total non-current assets	975,591	653,669	233,285	3,521

Current assets
Inventories	2,500	2,803	3,674	55
Current tax asset	268	—	2,243	34
Trade and other receivables	54,310	48,073	115,194	1,739
Short term investments	235,887	180,649	204,298	3,084
Restricted cash and cash equivalents	1,431	3,571	2,878	43
Cash and cash equivalents	835	145	11,898	180

Total current assets	295,231	235,241	340,186	5,135

Total assets	1,270,822	888,909	573,471	8,656

LIABILITIES
Current liabilities
Trade and other payables	44,710	58,516	49,240	743
Retirement benefits	154	174	204	3
Provisions	49	28	53	1
Current tax liabilities	—	1,205	—	—

Total current liabilities	44,914	59,922	49,497	747

Net current assets	250,317	175,319	290,689	4,388

Non-current liabilities
Deferred tax liabilities	255,815	127,853	11,500	174
Provisions	8,361	6,613	6,543	99

Total non-current liabilities	264,176	134,466	18,043	272

Total liabilities	309,090	194,388	67,540	1,019

Net assets	961,732	694,521	505,931	7,637

Share capital	19,076	18,749	18,749	283
Securities premium	201,072	190,430	190,432	2,874
Other components of equity	39,028	39,239	39,575	597
Retained earnings and Foreign currency translation reserve	702,556	446,103	257,175	3,883

Total Equity	961,732	694,521	505,931	7,637

Historical financial information for the fiscal years ended 31 March 2014, 2015 and 2016 relating to Cairn India which are extracted without material adjustment from the consolidation schedules that underlie Vedanta’s audited consolidated financial information prepared in accordance with IFRS as issued by IASB

Consolidated Income Statement of Cairn India Limited for the years ended 31 March 2014, 2015 and 2016

	INR Million	INR Million	INR Million	$ Million
Particulars	Mar-14	Mar-15	Mar-16	Mar-16
Revenue	187,103	146,945	86,559	1,307
Cost of sales	(126,931)	(536,202)	(424,106)	(6,402)

Gross profit / (loss)	60,172	(389,257)	(337,547)	(5,095)

Other operating income	367	103	183	3
Distribution expenses	—	—	(546)	(8)
Administration expenses	(6,640)	(5,986)	(4,899)	(74)

Operating profit / (loss)	53,899	(395,140)	(342,809)	(5,174)

Investment and other income	15,179	18,368	14,684	222
Finance and other costs	(859)	(942)	(112)	(2)

Profit / (loss) before tax	68,218	(377,713)	(328,238)	(4,955)

Income tax (Expense)/benefit	(13,456)	121,302	120,092	1,813

Profit / (loss) for the year	54,762	(256,411)	(208,146)	(3,142)

Consolidated Other Comprehensive Income of Cairn India Limited for the years ended 31 March 2014, 2015 and 2016

	INR Million	INR Million	INR Million	$ Million
For the year ended March 31	2014	2015	2016	2016
Profit / (loss) for the year	54,762	(256,411)	(208,146)	(3,142)
Other comprehensive income, net of income tax:
Items that will not be reclassified subsequently to profit or loss:
Re-measurement of defined benefit obligation	—	5	(7)	(0)
Items that will be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations	36,301	25,504	28,249	426

Total other comprehensive income for the year, net of income tax	36,301	25,509	28,242	426

Total Comprehensive Income / (loss) for the year	91,063	(230,902)	(179,904)	(2,716)

G.	Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

CONSOLIDATED BALANCE SHEET AS AT 31 MARCH 2015

(All amounts are in INR crore, unless otherwise stated)

	Notes	31 March 2015	31 March 2014
EQUITY AND LIABILITIES
Shareholders’ funds
Share capital	3	1,874.85	1,907.63
Reserves and surplus	4	56,995.35	55,530.06

		58,870.20	57,437.69
Non-current liabilities
Deferred tax liabilities (net)	11	1,271.83	735.59
Long-term provisions	5	1,618.25	3,113.14

		2,890.08	3,848.73
Current liabilities
Trade payables	6	919.23	620.77
Other current liabilities	6	3,098.77	2,097.24
Short-term provisions	5	1,056.03	1,687.80

		5,074.03	4,405.81

TOTAL		66,834.31	65,692.23

ASSETS
Non-current assets
Fixed assets
Tangible assets	7	8,454.75	9,883.65
Intangible assets	8	15,178.44	15,192.17
Development capital work in progress	9	2,352.39	3,621.06
Exploration intangible assets under development	10	3,554.28	2,075.83
Loans and advances	12	16,228.37	7,402.71
Other non-current assets	13.2	1,663.17	5,382.70

		47,431.40	43,558.12
Current assets
Current investments	14	15,233.42	16,363.84
Inventories	15	343.88	297.05
Trade receivables	13.1	1,124.97	2,512.40
Cash and bank balances	16	851.69	1,763.38
Loans and advances	12	1,621.43	1,046.68
Other current assets	13.2	227.52	150.76

		19,402.91	22,134.11

TOTAL		66,834.31	65,692.23

Summary of significant accounting policies	2.1

The accompanying notes are an integral part of the financial statements.

As per our report of even date

For S. R. Batliboi & Co. LLP	For and on behalf of the Board of Directors of Cairn India Limited
Chartered Accountants
ICAI Firm Registration No.:301003E

per Raman Sobti	Navin Agarwal	Mayank Ashar	Aman Mehta
Partner	Chairman	Managing Director &	Director
Membership No. 89218	DIN 00006303	Chief Executive officer	DIN 00009364
DIN 07001153

	Sudhir Mathur		Neerja Sharma
	Chief Financial Officer		Director- Assurance &
Communication and
Place: Gurgaon			Company Secretary
Date: 23 April 2015			ICSI Membership No. A9630

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

CONSOLIDATED STATEMENT OF PROFIT AND LOSS FOR THE YEAR ENDED 31 March 2015

(All amounts are in INR crore, unless otherwise stated)

	Notes	31 March 2015	31 March 2014
Income
Revenue from operations	17	14,646.20	18,761.70
Other income	18	1,809.27	1,502.71

Total revenue		16,455.47	20,264.41

Expenses
Cess on crude oil		2,799.43	2,898.59
Share of expenses from producing oil and gas blocks		1,767.24	1,174.15
(Increase)/Decrease in inventories of finished goods	19	(1.14)	(14.13)
Employee benefit expense	20	110.46	274.12
Depletion, depreciation and amortization expense	21	2,569.47	2,297.36
Finance costs	22	20.34	41.48
Exploration costs written off	10	1,098.04	412.38
Other expenses	23	349.54	330.87
		8,713.38	7,414.82

Profit before tax and exceptional items		7,742.09	12,849.59
Exceptional items	24	2,633.00	—

Profit before tax		5,109.09	12,849.59
Tax expenses
Current tax		1,001.73	2,553.14
Less: MAT credit entitlement		(908.48)	(2,406.85)

Net current tax expense		93.25	146.29
Deferred tax charge/(credit)		1,107.84	271.51
Deferred tax (credit) on exceptional items		(571.60)	—

Total tax expense		629.49	417.80

Profit for the year		4,479.60	12,431.79

Earnings per equity share in INR [nominal value of share INR 10 (31 March 2014: INR 10)] Computed on the basis of profit before exceptional items	25
Basic		34.82	65.08
Diluted		34.71	64.95
Computed on the basis of profit for the year
Basic		23.85	65.08
Diluted		23.77	64.95
Summary of significant accounting policies	2.1

The accompanying notes are an integral part of the financial statements.

As per our report of even date

For S. R. Batliboi & Co. LLP	For and on behalf of the Board of Directors of Cairn India Limited
Chartered Accountants
ICAI Firm Registration No.:301003E

per Raman Sobti	Navin Agarwal	Mayank Ashar	Aman Mehta
Partner	Chairman	Managing Director &	Director
Membership No. 89218	DIN 00006303	Chief Executive officer	DIN 00009364
DIN 07001153

	Sudhir Mathur		Neerja Sharma
	Chief Financial Officer		Director- Assurance &
Communication and Company
Place: Gurgaon			Secretary
Date: 23 April 2015			ICSI Membership No. A9630

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31 MARCH 2015

(All amounts are in INR crore, unless otherwise stated)

	31 MARCH 2015	31 MARCH 2014
Profit before tax	5,109.09	12,849.59
Adjustments for:
Depletion, depreciation and amortization (including exceptional item)	4,754.52	2,354.52
Exploration cost written off	1,098.04	412.38
Employee stock compensation expense (equity settled)	29.27	198.68
Unrealized foreign exchange (gain)/loss (net)	(218.98)	30.48
Impairment losses	505.20	—
Gain on sale of current investments (net)	(691.01)	(366.14)
Interest expense	14.88	14.60
Share buy back expenses	1.83	3.75
Other finance charges	4.72	26.46
Interest income	(583.65)	(388.12)
Other non-operating income	(10.24)	(4.89)
Dividend income	—	(4.52)

Operating profit before working capital changes	10,013.67	15,126.79
Movements in working capital :
Increase in trade payables, other liabilities and provisions	329.89	73.36
Decrease / (increase) in trade receivables	1,443.49	(284.41)
(Increase) in inventories	(314.63)	(272.00)
(Increase) in loans and advances and other assets	(864.92)	(926.84)

Cash generated from operations	10,607.50	13,716.90
Direct taxes paid (net of refunds)	(1,087.32)	(2,622.70)

Net cash flow from operating activities (A)	9,520.18	11,094.20

Cash flows from investing activities
Purchase of fixed assets (including CWIP and capital advances)	(5,574.43)	(2,873.27)
Proceeds from sale of KG-DWN-98/2 block	—	172.25
Deposit made on escrow account	—	(143.13)
Proceeds from sale/maturity of current investments (net)	1,821.43	(5,615.46)
Loan given to related party	(7,742.50)	—
Proceeds from redemption/ maturity of deposits having original maturity of more than 3 months	6,870.15	6,218.32
Deposits made having original maturity of more than 3 months	(1,824.49)	(6,174.83)
Interest received	545.76	309.70
Dividend received on current investments	—	4.52
Payments made to site restoration fund	(37.27)	(27.18)

Net cash flow (used in) investing activities (B)	(5,941.35)	(8,129.08)

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31 MARCH 2015

(All amounts are in INR crore, unless otherwise stated)

	31 MARCH 2015	31 MARCH 2014
Cash flows from financing activities
Proceeds from issuance of equity share capital (including securities premium)	14.69	14.81
Payment made for buy back of equity shares	(1,119.93)	(105.53)
Expenses paid for buy back of equity shares	(1.83)	(3.75)
Dividend paid on equity shares	(1,943.09)	(2,388.05)
Tax on equity dividend paid	(366.34)	(405.85)
Interest paid	(12.14)	(9.37)
Payment of borrowing costs (other than interest)	(4.72)	(26.46)

Net cash flow (used in) financing activities (C)	(3,433.36)	(2,924.20)

Net increase in cash and cash equivalents (A + B + C)	145.47	40.92

Effect of exchange differences on cash & cash equivalents held in foreign currency	(1.76)	(2.48)
Cash and cash equivalents at the beginning of the year	84.78	46.34

Cash and cash equivalents at the end of the year	228.49	84.78

Components of cash and cash equivalents
Cash on hand	0.01	0.01
With banks
- on deposits with original maturity of up to 3 months	10.73	82.65
- on current accounts	3.80	0.68
- unpaid dividend accounts*	213.95	1.44

Total cash and cash equivalents (note 16)	228.49	84.78

* The Company can utilize these balances only towards settlement of the respective unpaid dividend account.

Notes:

1) The above Cash Flow Statement has been prepared under the ‘Indirect Method’ as set out in Accounting Standard-3 on “Cash flow statements”.

2) Amounts in bracket indicate a cash outflow or reduction.

As per our report of even date

For S. R. Batliboi & Co. LLP	For and on behalf of the Board of Directors
Firm Registration No.:301003E
Chartered Accountants

per Raman Sobti	Navin Agarwal	Mayank Ashar	Aman Mehta
Partner	Chairman	Managing Director &	Director
Membership No. 89218	DIN 00006303	Chief Executive officer	DIN 00009364
DIN 07001153

	Sudhir Mathur	Neerja Sharma
	Chief Financial Officer	Director-Assurance & Communication and Company Secretary
Place: Gurgaon
Date: 23 April 2015		ICSI Membership No. A9630

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2015

(All amounts are in INR crore, unless otherwise stated)

1	Nature of Operations

Cairn India Limited (‘the Company’) was incorporated in India on 21 August 2006. The equity shares of the Company are listed in India on the Bombay stock exchange and the National stock exchange.

The Company is primarily engaged in the business of surveying, prospecting, drilling, exploring, acquiring, developing, producing, maintaining, refining, storing, trading, supplying, transporting, marketing, distributing, importing, exporting and generally dealing in minerals, oils, petroleum, gas and related by-products and other activities incidental to the above. As part of its business activities, the Company also holds interests in its subsidiary companies which have been granted rights to explore and develop oil exploration blocks.

The Company along with its subsidiaries, (collectively the ‘Cairn India Group’) partcipates in various Oil and Gas blocks/fields, which are in the nature of jointly controlled assets, granted by the Government of India/Sri Lanka/South Africa through Production Sharing Contract (‘PSC’)/Production Resources Agreement (‘PRA’) entered into between these entities and Government of India/Sri Lanka/South Africa and other venture partners.

Components of the Cairn India Group

The Consolidated Financial Statements represent consolidation of accounts of the Company and its subsidiaries as detailed below :

S. No.	Name of the Subsidiaries	Country of Incorporation
1	Cairn Energy Australia Pty Limited	Australia
2	Cairn Energy India Pty Limited	Australia
3	CEH Australia Pty Limited **	Australia
4	Cairn Energy Asia Pty Limited **	Australia
5	Sydney Oil Company Pty Limited **	Australia
6	Cairn Energy Investments Australia Pty Limited **	Australia
7	Wessington Investments Pty Limited **	Australia
8	CEH Australia Limited*	British Virgin Islands
9	Cairn India Holdings Limited (‘CIHL’)	Jersey
10	CIG Mauritius Holding Private Limited (‘CMHPL’)	Mauritius
11	CIG Mauritius Private Limited	Mauritius
12	Cairn Energy Holdings Limited	United Kingdom
13	Cairn Energy Discovery Limited	United Kingdom
14	Cairn Exploration (No. 2) Limited	United Kingdom
15	Cairn Exploration (No. 6) Limited	United Kingdom
16	Cairn Energy Hydrocarbons Limited	United Kingdom
17	Cairn Petroleum India Limited **	United Kingdom
18	Cairn Energy Gujarat Block 1 Limited	United Kingdom
19	Cairn Exploration (No. 4) Limited **	United Kingdom
20	Cairn Exploration (No. 7) Limited	United Kingdom
21	Cairn Lanka (Pvt) Limited	Sri Lanka
22	Cairn Energy Group Holdings BV **	Netherlands
23	Cairn Energy India West BV*	Netherlands
24	Cairn Energy India West Holding BV **	Netherlands
25	Cairn Energy Gujarat Holding BV **	Netherlands
26	Cairn Energy India Holdings BV **	Netherlands
27	Cairn Energy Netherlands Holdings BV*	Netherlands
28	Cairn Energy Gujarat BV*	Netherlands
29	Cairn Energy Cambay BV*	Netherlands

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2015

(All amounts are in INR crore, unless otherwise stated)

S. No.	Name of the Subsidiaries	Country of Incorporation
30	Cairn Energy Cambay Holding BV **	Netherlands
31	Cairn South Africa Proprietary Limited	South Africa

CIHL and CMHPL are wholly owned subsidiaries of the Company. All other above mentioned companies are direct or indirect wholly owned subsidiaries of either CIHL or CMHPL. The Company’s percentage holding in these subsidiaries was same in the previous year.

* Liquidated during the year.** Liquidated in previous year

Cairn India Group has interest in the following Oil and Gas blocks/fields-
Oil & Gas blocks/fields	Area	Participating Interest
Operated blocks
Ravva block	Krishna Godavari	22.50%
CB-OS/2 – Exploration	Cambay Offshore	60.00%
CB-OS/2 – Development & production	Cambay Offshore	40.00%
RJ-ON-90/1 – Exploration	Rajasthan Onshore	100.00%
RJ-ON-90/1 – Development & production	Rajasthan Onshore	70.00%
PR-OSN-2004/1	Palar Basin Offshore	35.00%
SL 2007-01-001	North West Sri Lanka Offshore	100.00%
KG-OSN-2009/3	Krishna Godavari Offshore	100.00%
MB-DWN-2009/1	Mumbai Deep Water	100.00%
South Africa Block 1	Orange Basin South Africa Offshore	60.00%

Non operated block
KG-ONN-2003/1 *	Krishna Godavari Onshore	49.00%

*Operatorship has been transferred to Oil and Natural Gas Corporation (ONGC) w.e.f 7 July 2014

The participating interests were same in the previous year

2	Basis of preparation

The financial statements of the Cairn India Group have been prepared in accordance with the generally accepted accounting principles in India (Indian GAAP). Cairn India Group has prepared these financial statements to comply in all material respects with the accounting standards notified under section 133 of the Companies Act 2013, read together with paragraph 7 of the Companies (Accounts) Rules 2014. The financial statements have been prepared on an accrual basis and under the historical cost convention. The accounting policies, in all material respects, have been consistently applied by the Cairn India Group and are consistent with those used in the previous year, except to the extent stated in note 2.1 a below.

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2015

(All amounts are in INR crore, unless otherwise stated)

2.1	Summary of significant accounting policies

a.	Changes in accounting policies

(i)	Depreciation on Fixed Assets

With the implementation of Schedule II of the Companies Act 2013, from 1 April 2014, Cairn India Group has decided to change the method of depreciation on some of its oil and gas assets from ‘Straight Line’ method to the ‘Unit of Production’ method, with retrospective effect, so as to be in compliance with the requirements of ‘Guidance Note on Accounting for Oil and Gas Producing Activities (Revised 2013)’ issued by the Institute of Chartered Accountants of India (ICAI). The additional depreciation charge arising due to the same for the period up to 31 March 2014 is INR 2,127.80 crore and has resulted in a reduction in profit after tax by INR 1,627.39 crore. Further, the depreciation charge for the year ended 31 March 2015 is higher by INR 400.58 crore and the profit after tax is lower by INR 245.75 crore due to the aforementioned change.

(ii)	Employee Stock Compensation Cost

Till 27 October 2014, the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, dealt with the grant of share-based payments to employees. Hence, Cairn India Group being a listed entity was required to comply with these Guidelines as well as the Guidance Note on Accounting for Employee Share-based Payments with regard to accounting for employee share-based payments. Particularly, in case of conflict between the two requirements, the SEBI guidelines were prevailing over ICAI Guidance.

From 28 October 2014, the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 have been replaced by the SEBI (Share Based Employee Benefits) Regulations, 2014. The new regulations don’t contain any specific accounting treatment; rather, they require ICAI Guidance Note to be followed. Consequent to the application of the new regulations, the Group has changed its accounting for equity settled option expiring unexercised after vesting in line with accounting prescribed in the Guidance Note, i.e., expense is not reversed through the statement of profit and loss. The management has decided to apply the revised accounting policy prospectively from the date of notification of new regulation, i.e., 28 October 2014.

Since there are no material equity settled options expiring unexercised after 28 October 2014, the change in accounting policy did not have any material impact on these consolidated financial statements. However due to application of the regulation, the manner of presentation of “Employee Stock Option Outstanding Account” under the head “Reserves and Surplus” has changed. Cairn India Group has changed this presentation for the current as well as previous year.

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2015

(All amounts are in INR crore, unless otherwise stated)

b.	Principles of consolidation:

The consolidated financial statements relate to the Cairn India Group. In the preparation of these consolidated financial statements, investments in subsidiaries have been accounted for in accordance with the provisions of Accounting Standard-21 (Consolidated Financial Statements). The financial statements of the subsidiaries have been drawn up to the same reporting date as of Cairn India Limited. The Consolidated Financial Statements are prepared on the following basis:

i.	The financial statements of the Company and its subsidiary companies are consolidated on a line-by-line basis by adding together the book values of the like items of assets, liabilities, income and expenses after eliminating all significant intra-group balances and intra-group transactions and also unrealised profits or losses in accordance with Accounting Standard-21 (Consolidated Financial Statements).

ii.	The Consolidated Financial Statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances and are presented, to the extent possible, in the same manner as the Company’s separate financial statements. The financial statements of the subsidiaries are adjusted for the accounting principles and policies followed by the Company.

iii.	The difference between the cost to the Company of its investment in subsidiaries and its proportionate share in the equity of the investee company at the time of acquisition of shares in the subsidiaries is recognized in the financial statements as Goodwill or Capital Reserve, as the case may be.

c.	Oil and gas assets

Cairn India Group follows the successful efforts method of accounting for oil and gas assets as set out by the Guidance Note issued by the ICAI on “Accounting for Oil and Gas Producing Activities” (Revised 2013).

Expenditure incurred on the acquisition of a license interest is initially capitalised on a license by license basis. Costs are held, undepleted, within exploratory & development work in progress until the exploration phase relating to the license area is complete or commercial oil and gas reserves have been discovered.

Exploration expenditure incurred in the process of determining exploration targets which cannot be directly related to individual exploration wells is expensed in the period in which it is incurred.

Exploration/appraisal drilling costs are initially capitalised within exploratory and development work in progress on a well by well basis until the success or otherwise of the well has been established. The success or failure of each exploration/appraisal effort is judged on a well by well basis. Drilling costs are written off on completion of a well unless the results indicate that oil and gas reserves exist and there is a reasonable prospect that these reserves are commercial.

Where results of exploration drilling indicate the presence of oil and gas reserves which are ultimately not considered commercially viable, all related costs are written off to the statement of profit and loss immediately. Following appraisal of successful exploration wells, when a well is ready for commencement of commercial production, the related exploratory and development work in progress are transferred into a single field cost centre within producing properties, after testing for impairment.

Where costs are incurred after technical feasibility and commercial viability of producing oil and gas is demonstrated and it has been determined that the wells are ready for commencement of commercial production, they are capitalised within producing properties for each cost centre. Subsequent expenditure is capitalised when it enhances the economic benefits of the producing properties or replaces part of the existing producing properties. Any costs remaining associated with such part replaced are expensed off in the financial statements.

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2015

(All amounts are in INR crore, unless otherwise stated)

Net proceeds from any disposal of an exploration asset within exploratory and development work in progress are initially credited against the previously capitalised costs and any surplus proceeds are credited to the statement of profit and loss. Net proceeds from any disposal of producing properties are credited against the previously capitalised cost and any gain or loss on disposal of producing properties is recognised in the statement of profit and loss, to the extent that the net proceeds exceed or are less than the appropriate portion of the net capitalised costs of the asset.

Amounts which are not being paid by the joint venture partner in oil and gas blocks where Cairn India Group is the operator and have hence been funded by it are treated as exploration, development or production costs, as the case may be.

d.	Site restoration costs

At the end of the producing life of a field, costs are incurred in restoring the site of production facilities. Cairn India Group recognizes the full cost of site restoration as a liability when the obligation to rectify environmental damage arises. The site restoration expenses form part of the exploration & development work in progress or cost of producing properties, as the case may be, of the related asset. The amortization of the asset, calculated on a unit of production basis based on proved and developed reserves, is included in the depletion cost in the statement of profit and loss.

e.	Impairment

The carrying amounts of assets are reviewed at each balance sheet date if there is any indication of impairment based on internal/external factors. An impairment loss is recognized where the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is the greater of the asset’s net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre tax discount rate that reflects current market assessment of the time value of money and risks specific to the asset.

After impairment, depreciation/depletion is provided in subsequent periods on the revised carrying amount of the asset over its remaining useful life.

f.	Other tangible and intangible fixed assets

Tangible assets, other than oil and gas assets, are stated at cost less accumulated depreciation and impairment losses, if any. Cost comprises the purchase price and any attributable cost of bringing the asset to its working condition for its intended use.

Intangible assets, other than oil and gas assets, have finite useful lives and are measured at cost.

Borrowing costs relating to acquisition of fixed assets which take a substantial period of time to get ready for its intended use are also included to the extent they relate to the period till such assets are ready to be put to use.

g.	Depletion, depreciation and amortization

Oil and gas assets

Depletion is charged on a unit of production basis, based on proved reserves for acquisition costs and proved and developed reserves for successful exploratory wells, development wells, processing facilities, distribution assets, estimated future abandonment cost and all other related costs (also refer note 34). These assets are depleted within each cost centre. Reserves for this purpose are considered on working interest basis which are reassessed atleast annually. Impact of changes to reserves are accounted for prospectively.

Other assets

Depreciation on assets, other than oil and gas assets, is provided using the Straight Line Method as per the useful lives of the assets stated below. The same have been determined by the management based on technical estimates.

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2015

(All amounts are in INR crore, unless otherwise stated)

Vehicles	4 years
Buildings (including lease hold improvements)	6 years to 10 years
Computers	2 years
Furniture and fixtures	4 years
Office equipments	4 years
Computer Software	2 years

The useful lives of assets as mentioned in Schedule II of Companies Act 2013 is higher than those assessed by the management for all its fixed assets.

Leasehold lands are amortised over the lease period which is a maximum of 10 years. Leasehold improvements are amortized over the remaining period of the primary lease (3 to 12 years) or expected useful economic lives, whichever is shorter.

Goodwill arising on consolidation is tested for impairment only.

h.	Leases

As lessee

Finance leases, which effectively transfer substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the lower of the fair value and present value of the minimum lease payments at the inception of the lease term and disclosed as leased assets. Lease payments are apportioned between the finance charges and reduction of the lease liability based on the implicit rate of return. Finance charges are recognised as an expense in the statement of profit and loss. Lease management fees, legal charges and other initial direct costs are capitalised.

If there is no reasonable certainty that Cairn India Group will obtain the ownership by the end of the lease term, capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Leases where the lessor effectively retains substantially all the risks and benefits of ownership of the leased item, are classified as operating leases. Operating lease payments are recognised as an expense in the statement of profit and loss on a straight-line basis over the lease term.

i.	Investments

Investments that are readily realisable and intended to be held for not more than a year from the date on which such investments are made, are classified as current investments. All other investments are classified as long term investments. Current investments are measured at cost or market value, whichever is lower, determined on an individual investment basis. Long term investments are measured at cost. However, provision for diminution in value is made to recognise a decline other than temporary in the value of the long term investments.

j.	Inventories

Inventories of oil and condensate held at the balance sheet date are valued at cost or net realizable value, whichever is lower. Cost is determined on a quarterly weighted average basis.

Inventories of stores and spares related to exploration, development and production activities are valued at cost or net realizable value whichever is lower. Cost is determined on first in first out (FIFO) basis.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and estimated costs necessary to make the sale.

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2015

(All amounts are in INR crore, unless otherwise stated)

k.	Joint Ventures

Cairn India Group participates in several Joint Ventures involving joint control of assets for carrying out oil and gas exploration, development and producing activities. Cairn India Group accounts for its share of the assets and liabilities of Joint Ventures along with attributable income and expenses in such Joint Ventures, in which it holds a participating interest.

l.	Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Cairn India Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised.

Revenue from operating activities

From sale of oil, gas and condensate

Revenue represents the Cairn India Group’s share (net of Government’s share of profit petroleum) of oil, gas and condensate production, recognized on a direct entitlement basis, when significant risks and rewards of ownership are transferred to the buyers. Government’s share of profit petroleum is accounted for when the obligation (legal or constructive), in respect of the same arises.

As operator from the joint venture

Cairn India Group recognizes revenue from joint ventures for services rendered in the form of parent company overhead based on the provisions of respective PSCs.

Tolling income

Tolling income represents Cairn India Group’s share of revenues from Pilotage and Oil Transfer Services from the respective joint ventures, which is recognized based on the rates agreed with the customers, as and when the services are rendered.

Interest income

Interest income is recognised on a time proportion basis.

Dividend income

Revenue is recognized when the instrument/unit holders’ right to receive payment is established by the balance sheet date.

Treatment of Taxes

Cairn India Group collects sales taxes and value added taxes (VAT) on behalf of the government and, therefore, these are not economic benefits flowing to the Cairn India Group. Hence, they are excluded from revenue.

m.	Borrowing costs

Borrowing costs include interest and commitment charges on borrowings, amortisation of costs incurred in connection with the arrangement of borrowings, exchange differences to the extent they are considered a substitute to the interest cost and finance charges under leases. Costs incurred on borrowings directly attributable to development projects, which take a substantial period of time to complete, are capitalised within the development/producing asset for each cost-centre.

All other borrowing costs are recognised in the statement of profit and loss in the year in which they are incurred.

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2015

(All amounts are in INR crore, unless otherwise stated)

n.	Foreign currency transactions and translations

Cairn India Group translates foreign currency transactions into Indian Rupees at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Indian Rupees at the rate of exchange prevailing at the balance sheet date. Non-monetary items which are carried in terms of historical cost denominated in a foreign currency are reported using the exchange rate at the date of the transaction.

Exchange differences arising on the settlement of monetary items or on reporting Cairn India Group’s monetary items at rates different from those at which they were initially recorded during the year, or reported in previous financial statements, are recognised as income or as expenses in the period in which they arise except those arising from investments in non-integral operations.

All transactions of integral foreign operations are translated as if the transactions of those foreign operations were the transactions of the group itself. In translating the financial statements of a non-integral foreign operation for incorporating in the consolidated financial statements, Cairn India Group translates the assets and liabilities at the rate of exchange prevailing at the balance sheet date. Income and expenses of non-integral operations are translated using rates at the date of transactions. Resulting exchange differences are disclosed under the foreign currency translation reserve until the disposal of the net investment in non-integral operations.

o.	Income taxes

Tax expense comprises of current and deferred tax. Current income tax is measured at the amount expected to be paid to the tax authorities in accordance with the income tax laws prevailing in the respective tax jurisdictions where Cairn India Group operates. Deferred income tax reflects the impact of current period timing differences between taxable income and accounting income for the period and reversal of timing differences of earlier period.

Deferred tax assets and liabilities are measured, based on tax rates and laws enacted or substantively enacted at the balance sheet date. Deferred tax assets and deferred tax liabilities across various subsidiaries or countries of operation are not set off against each other as Cairn India Group does not have a legal right to do so. Current and deferred tax assets and liabilities are only offset where they arise within the same entity and tax jurisdiction.

Deferred tax assets are recognised only to the extent that there is reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised. If any component of Cairn India Group has carry forward of unabsorbed depreciation and tax losses, deferred tax assets are recognised by the component only if there is virtual certainty, supported by convincing evidence, that all such deferred tax assets can be realised against future taxable profits. Unrecognised deferred tax assets of earlier periods are re-assessed and recognised to the extent that it has become reasonably certain or virtually certain, as the case may be, that future taxable income will be available against which such deferred tax assets can be realised.

In the situations where any component of Cairn India Group is entitled to a tax holiday under the Income-tax Act, 1961 enacted in India or tax laws prevailing in the respective tax jurisdictions where it operates, no deferred tax (asset or liability) is recognized in respect of timing differences which reverse during the tax holiday period, to the extent the component’s gross total income is subject to the deduction during the tax holiday period. Deferred tax in respect of timing differences which reverse after the tax holiday period is recognized in the year in which the timing differences originate. However, each of the components restricts recognition of deferred tax assets to the extent that it has become reasonably certain or virtually certain, as the case may be, that sufficient future taxable income will be available against which such deferred tax assets can be realized. For recognition of deferred taxes, the timing differences which originate first are considered to reverse first.

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2015

(All amounts are in INR crore, unless otherwise stated)

The carrying amount of deferred tax assets are reviewed at each balance sheet date. Cairn India Group writes-down the carrying amount of a deferred tax asset to the extent that it is no longer reasonably certain or virtually certain, as the case may be, that sufficient future taxable income will be available against which deferred tax asset can be realised. Any such write-down is reversed to the extent that it becomes reasonably certain or virtually certain, as the case may be, that sufficient future taxable income will be available.

Minimum Alternative Tax (MAT) credit is recognised as an asset only when and to the extent there is convincing evidence that the component will pay income tax under the normal provisions during the specified period, resulting in utilization of MAT credit. In the year in which the MAT credit becomes eligible to be recognized as an asset in accordance with the recommendations contained in Guidance Note issued by the Institute of Chartered Accountants of India, the said asset is created by way of a credit to the statement of profit and loss and shown as MAT Credit Entitlement. Cairn India Group reviews the same at each balance sheet date and writes down the carrying amount of MAT Credit Entitlement to the extent there is no longer convincing evidence to the effect that the individual company will utilize MAT credit during the specified period.

p.	Earnings Per Share

Basic earnings per share are calculated by dividing the net profit or loss for the year attributable to equity shareholders by the weighted average number of equity shares outstanding during the year. The weighted average number of equity shares outstanding during the year is adjusted for events of bonus issue, bonus element in a rights issue to existing shareholders, share split and reverse share split (consolidation of shares) that have changed the no of equity shares outstanding, without corresponding change in resources.

For the purpose of calculating diluted earnings per share, the net profit or loss for the year attributable to equity shareholders and the weighted average number of shares outstanding during the year are adjusted for the effects of all dilutive potential equity shares, if any.

q.	Provisions

A provision is recognised when Cairn India Group has a present obligation as a result of past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. Provisions are not discounted to its present value and are determined based on best estimate required to settle the obligation at the balance sheet date. These are reviewed at each balance sheet date and adjusted to reflect the current best estimates.

r.	Cash and Cash equivalents

Cash and cash equivalents comprise of cash at bank and in hand and short term investments, with an original maturity of 90 days or less.

s.	Employee Benefits

Retirement	and Gratuity benefits

Retirement benefits in the form of provident fund, superannuation fund and national pension scheme are defined contribution schemes. Cairn India Group has no obligation, other than the contribution payable to the provident fund and superannuation fund. Cairn India Group recognizes contribution payable to the provident fund and superannuation fund as an expenditure, when an employee renders the related service. If the contribution payable to the fund for service received before the balance sheet date exceeds the contribution already paid, the deficit payable to the fund is recognized as a liability after deducting the contribution already paid. If the contribution already paid exceeds the contribution due for services received before the balance sheet date, then excess is recognized as an asset to the extent that the pre payment will lead to, for example, a reduction in future payment or a cash refund.

Gratuity liability is a defined benefit obligation and is provided for on the basis of an actuarial valuation on projected unit credit method made at the end of each financial year. The scheme is maintained and administered by an insurer to which the trustees make periodic contributions.

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2015

(All amounts are in INR crore, unless otherwise stated)

Short term compensated absences are provided for based on estimates. Long term compensated absences are provided for based on actuarial valuation made at the end of each financial year. The actuarial valuation is done on projected unit credit method.

Actuarial gains / losses are immediately taken to statement of profit and loss and are not deferred.

Employee	Stock Compensation Cost

The Share Based Employee Benefits Regulations, 2014 has come into force from 28 October 2014 and to comply the same the measurement and disclosure of the employee share-based payment plans is done as per SEBI ( Share Based Employee Benefits) Regulations, 2014 and the Guidance Note on Accounting for Employee Share-based Payments, issued by ICAI. Prior to 28 October 2014 the Cairn India Group was following SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and the Guidance Note on Accounting for Employee Share-based Payments, issued by the ICAI.

In accordance with the above guidelines, the Cairn India Group measures compensation cost relating to employee stock options using the fair value method. Compensation expense is amortized over the vesting period of the option on a straight line basis.

t.	Contingent liabilities

A contingent liability is a possible obligation that arises from past events whose existence will be confirmed by the occurrence or non-occurrence of one or more uncertain future events beyond the control of Cairn India Group or a present obligation that is not recognized because it is not probable that an outflow of resources will be required to settle the obligation. A contingent liability also arises in extremely rare cases where there is a liability that cannot be recognized because it cannot be measured reliably. Cairn India Group does not recognize a contingent liability but discloses its existence in the financial statements.

u.	Segment Reporting

Identification	of segments:

Cairn India Group’s operating businesses are organized and managed separately according to the nature of products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets. The analysis of geographical segments is based on the areas in which major operating divisions of Cairn India Group operate.

v.	Derivative instruments

As per the ICAI Announcement, accounting for derivative contracts, other than those covered under AS-11, is done on marked to market on a portfolio basis, and the net loss is charged to the income statement. Net gains are ignored.

w.	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the results of operations during the reporting period end. Although these estimates are based upon management’s best knowledge of current events and actions, actual results could differ from these estimates.

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2015

(All amounts are in INR crore, unless otherwise stated)

3. Share capital

	31 March 2015	31 March 2014
Authorised shares
225.00 crore (31 March 2014: 225.00 crore) equity shares of INR 10 each	2,250.00	2,250.00

Issued, subscribed and fully paid up shares
187.49 crore (31 March 2014: 190.76 crore) equity shares of INR 10 each	1,874.85	1,907.63

Total issued, subscribed and fully paid-up share capital	1,874.85	1,907.63

(a) Reconciliation of the shares outstanding at the beginning and at the end of the year

	31 March 2015		31 March 2014
	No. crore	INR crore	No. crore	INR crore
At the beginning of the year	190.76	1,907.63	191.02	1,910.24
Issued during the period – ESOP	0.07	0.65	0.07	0.66
Shares extinguished pursuant to buy back (refer note 30)	(3.34)	(33.43)	(0.33)	(3.27)

Outstanding at the end of the year	187.49	1,874.85	190.76	1,907.63

(b) Terms/ rights attached to equity shares

The Company has only one class of equity shares having par value of INR 10 per share. Each holder of equity shares is entitled to one vote per share. The dividend, if any, proposed by the Board of Directors will be subject to the approval of the shareholders in the ensuing Annual General Meeting.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive assets of the Company remaining after settlement of all liabilities. The distribution will be in proportion to the number of equity shares held by the shareholders.

(c) Shares held by holding/ ultimate holding company and/ or their subsidiaries/ associates

	31 March 2015	31 March 2014
Vedanta Linited (formerly Sesa Sterlite Limited), the holding company	351.14	351.14
35.11 crore (31 March 2014: 35.11 crore) equity shares of INR 10 each fully paid
Twin Star Mauritius Holdings Limited, subsidiary of Vedanta Limited	738.87	738.87
73.89 crore (31 March 2014: 73.89 crore) equity shares of INR 10 each fully paid
Sesa Resources Limited, subsidiary of Vedanta Limited	32.70	32.70
3.27 crore (31 March 2014: 3.27 crore) equity shares of INR 10 each fully paid

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2015

(All amounts are in INR crore, unless otherwise stated)

(d) Aggregate number of shares issued for consideration other than cash during the period of five years immediately preceding the reporting date:

The Company has issued total 1.46 crore equity shares (31 March 2014: 1.42 crore equity shares) during the period of five years immediately preceding the reporting date on exercise of options granted under the employee stock option plan (ESOP scheme) wherein part consideration was received in form of employee services. No other equity shares have been issued for consideration other than cash during the period five years immediately preceding the end of current period.

(e) Aggregate number and class of shares bought back during the period of five years immediately preceding the reporting date:

The Company bought back 3.67 crore equity shares (31 March 2014: 0.33 crore) during the period of five years immediately preceding the reporting date. Also refer note 30 below.

(f) Details of shareholders holding more than 5% shares in the Company

	31 March 2015		31 March 2014
	No. crore	% holding in the class	No. crore	% holding in the class
Equity shares of INR 10 each fully paid
Twin Star Mauritius Holdings Limited	73.89	39.41%	73.89	38.73%
Vedanta Limited	35.11	18.73%	35.11	18.41%
Cairn UK Holdings Limited	18.41	9.82%	18.41	9.65%
Life Insurance Corporation of India	16.98	9.06%	17.04	8.93%

As per records of the Company, including its register of shareholders/ members, the above shareholding represents legal ownerships of shares.

(g) Shares reserved for issue under options

For details of shares reserved for issue under the ESOP scheme of the Company, refer note 27.

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2015

(All amounts are in INR crore, unless otherwise stated)

4. Reserves and surplus

	31 March 2015	31 March 2014
Securities premium account
Balance as per the last financial statements	20,107.23	20,187.57
Add: additions on employee stock options exercised	14.03	14.15
Less: adjustment on account of buy back of equity shares (refer note 30)	(1,086.49)	(102.26)
Add: transferred from stock options outstanding	8.19	7.77

Closing Balance	19,042.96	20,107.23
Capital redemption reserve
Balance as per the last financial statements	3.27	—
Add: transferred from general reserve on buy back of equity shares	33.43	3.27

Closing Balance	36.70	3.27
Employee stock options outstanding
Balance as per the last financial statements	208.04	17.12
Add: Stock Options charge for the year	82.88	210.77
Less:- Stock Options cancelled during the year	(53.60)	(12.08)
Less: transferred to securities premium on exercise of stock options	(8.19)	(7.77)

Closing Balance	229.13	208.04
General reserve
Balance as per the last financial statements	3,691.51	2,949.35
Less: transferred to capital redemption reserve on account of buy back of equity shares	(33.43)	(3.27)
Add: transferred from surplus balance in the statement of profit and loss	—	745.43

Closing Balance	3,658.08	3,691.51
Surplus in the statement of profit and loss
Balance as per the last financial statements	31,520.01	22,635.15
Profit for the year	4,479.60	12,431.79
Less: Appropriations
Proposed final equity dividend [amount per share INR 4.00 (31 March 2014: INR 6.50)]	(749.94)	(1,239.96)
Tax on proposed final equity dividend	(149.94)	(220.33)
Interim equity dividend [amount per share INR 5.00 (31 March 2014: INR 6.00)]	(937.37)	(1,146.39)
Reversal of final dividend for earlier year*	21.73	—
Tax on interim dividend	(159.30)	(194.82)
Reversal of tax on final dividend for earlier year*	3.69	—
Transfer to general reserve	—	(745.43)

Net surplus in the statement of profit and loss	34,028.48	31,520.01

Total reserves and surplus	56,995.35	55,530.06

*	The Company had bought back 3.34 crore equity shares during the current year, prior to declaration of final dividend for financial year 2013-2014. Hence, accrual for final dividend of INR 21.73 crore and tax there on INR 3.69 crore made in the previous year, on these shares, has now been reversed.

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2015

(All amounts are in INR crore, unless otherwise stated)

5. Provisions

	Long-term		Short-term
	31 March 2015	31 March 2014	31 March 2015	31 March 2014
Provision for employee benefits
Provision for employee stock options (cash settled)*	5.73	4.88	1.44	2.90
Provision for gratuity (refer note 26)	—	—	17.72	15.45
Provision for compensated absences	—	—	17.21	15.95

	5.73	4.88	36.37	34.30

Other provisions
Provision for site restoration**	1,612.52	3,108.26	—	—
Provision for taxation (net of advance tax)	—	—	119.78	202.81
Proposed equity dividend	—	—	749.94	1,239.96
Provision for tax on proposed equity dividend	—	—	149.94	210.73

	1,612.52	3,108.26	1,019.66	1,653.50

	1,618.25	3,113.14	1,056.03	1,687.80

	31 March 2015	31 March 2014
* Provision for employee stock options (cash settled) [refer note 2.1 (s) above]
Opening Balance	7.78	13.90
Additions for the year	1.67	10.83
Payments during the year	(0.19)	(8.53)
Reversed during the year	(2.09)	(8.42)

Closing Balance	7.17	7.78

** Provision for site restoration [refer note 2.1 (d) above]
Opening balance	3,108.26	2,398.33
Additions during the year	20.82	709.93
Reversed during the year	(1,516.56)	—

Closing balance	1,612.52	3,108.26

The site restoration liability has reduced as there have been significant changes in technology and prices, as confirmed by an independent third party report.

6. Other current liabilities

	31 March 2015	31 March 2014
Trade payables	919.23	620.77
Other liabilities
Others
Revenue received in excess of entitlement interest	—	4.52
Statutory dues payable	136.40	129.61
Interest accrued on other than borrowings	84.24	81.50
Profit petroleum payable	87.43	63.36
Unpaid/unclaimed dividend	213.95	1.44
Liabilities for fixed assets	2,576.75	1,816.81

	3,098.77	2,097.24

	4,018.00	2,718.01

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2015

(All amounts are in INR crore, unless otherwise stated)

7. Tangible assets

	Freehold land	Leasehold land	Buildings	Plant and machinery	Office equipments	Furniture & fixtures	Leasehold improvements	Vehicles	Oil and gas producing facilities	Total
Cost or valuation
At 1 April 2013	4.38	146.39	1,198.63	6,693.19	149.29	26.81	28.16	7.57	7,216.54	15,470.96
Additions for the year	—	5.66	359.32	482.32	37.33	3.16	—	0.39	1,916.84	2,805.02
Disposals	(2.47)	—	—	—	(6.09)	—	—	(0.26)	—	(8.82)

At 31 March 2014	1.91	152.05	1,557.95	7,175.51	180.53	29.97	28.16	7.70	9,133.38	18,267.16
Additions for the year	—	6.00	423.91	2,845.05	149.88	126.86	49.83	2.97	1,208.38	4,812.88
Disposals	—	—	—	(0.76)	(18.49)	(4.18)	—	—	(1,516.56)	(1,539.99)

At 31 March 2015	1.91	158.05	1,981.86	10,019.80	311.92	152.65	77.99	10.67	8,825.20	21,540.05
Depreciation and Depletion
At 1 April 2013	—	34.69	265.00	1,775.31	77.53	6.78	28.15	2.43	3,879.95	6,069.84
Charge for the year	—	15.98	149.42	717.46	42.47	4.67	—	0.88	1,389.07	2,319.95
Disposals	—	—	—	—	(6.02)	—	—	(0.26)	—	(6.28)

At 31 March 2014	—	50.67	414.42	2,492.77	113.98	11.45	28.15	3.05	5,269.02	8,383.51
Charge for the year (Refer note 2.1 a)	—	54.23	669.70	2,905.15	35.26	29.22	2.08	4.03	1,022.58	4,722.25
Disposals	—	—	—	(0.11)	(17.71)	(2.64)	—	—	—	(20.46)

At 31 March 2015	—	104.90	1,084.12	5,397.81	131.53	38.03	30.23	7.08	6,291.60	13,085.30
Net Block

At 31 March 2014	1.91	101.38	1,143.53	4,682.74	66.55	18.52	0.01	4.65	3,864.36	9,883.65

At 31 March 2015	1.91	53.15	897.74	4,621.99	180.39	114.62	47.76	3.59	2,533.60	8,454.75

1. The above gross block includes INR 21,321.08 crore (31 March 2014: INR 18,110.88 crore) jointly owned with the joint venture partners. Accumulated depreciation on these assets is INR 12,959.67 crore (31 March 2014: INR 8,263.50 crore) and net book value is INR 8,361.41 crore (31 March 2014: INR 9,847.38 crore).

2. Disposals to oil and gas producing facilities represents reduction in the site restoration provision. (refer note 5)

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2015

(All amounts are in INR crore, unless otherwise stated)

8. Intangible assets

	Goodwill	Computer Software	Total
Gross block
At 1 April 2013	15,152.24	141.94	15,294.18
Additions for the year	—	37.86	37.86
Deletions	—	(3.49)	(3.49)

At 31 March 2014	15,152.24	176.31	15,328.55
Additions for the year	—	18.58	18.58
Deletions	—	(2.13)	(2.13)

At 31 March 2015	15,152.24	192.76	15,345.00
Amortization
At 1 April 2013	—	105.30	105.30
Charge for the year	—	34.57	34.57
Deletions	—	(3.49)	(3.49)

At 31 March 2014	—	136.38	136.38
Charge for the year	—	32.27	32.27
Deletions	—	(2.09)	(2.09)

At 31 March 2015	—	166.56	166.56
Net block

At 31 March 2014	15,152.24	39.93	15,192.17

At 31 March 2015	15,152.24	26.20	15,178.44

The goodwill of Cairn India Group arose on consolidation of financial statements of the Company with its subsidiaries and represents the difference between the cost of its investment in Cairn India Holdings Limited (‘CIHL’) and consolidated net book value of assets in CIHL, at the time of acquisition of shares in CIHL. The valuation of CIHL largely represents the cash flows expected from the RJ-ON-90/1 oil and gas field, which it holds through its step down subsidiaries. The Production Sharing Contract (‘PSC’) for the said field provides for an extension of the contract by a maximum period of ten years, in case there is a continued production of commercial natural gas. Since the management expects to continue with the production and sale of natural gas for a period of ten years even after the completion of the initial contract period, they believe that market participants would consider cash flows from the said asset for the said additional period of ten years as well. Further, the management has been legally advised that the said extension should not entail any modification in the terms of the PSC. Accordingly, the recoverable amount of the said oil and gas block has been computed after considering the aforesaid extension, basis which no impairment exists in the carrying value of the related cash generating unit.

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2015

(All amounts are in INR crore, unless otherwise stated)

9. Development capital work in progress

	31 March 2015	31 March 2014
Opening balance	3,621.06	3,207.88
Add: Additions for the year	3,300.73	2,356.05
Less: Transferred to tangible assets	(4,569.40)	(1,942.87)

Closing balance*	2,352.39	3,621.06

*	represents INR 1,010.14 crore (31 March 2014: INR 431.94 crore) relating to oil and gas producing facilities and INR 1,342.25 crore (31 March 2014: INR 3,189.12 crore) relating to other tangible assets.

10. Exploration intangible assets under development

	31 March 2015	31 March 2014
Opening balance	2,075.83	1,177.11
Add: Additions for the year	3,081.69	1,311.10
Less: Exploration costs written off	(1,098.04)	(412.38)
Less: Impairment Loss*	(505.20)	—

Closing balance	3,554.28	2,075.83

*	The Group had drilled some exploratory wells in SL- 2007-01-001 block in Sri Lanka. Given the current level of gas prices and fiscal terms, the development of hydrocarbons in the said block is not commercially viable. Hence it believes that the said asset does not have any recoverable value and has thus been impaired.

11. Deferred tax liabilities (net)

	31 March 2015	31 March 2014
Deferred tax liabilities
Fixed assets: Impact of difference between tax depreciation and book depreciation and amortization charged for the financial reporting	1,283.90	744.47
Gain on sale of bonus units of Mutual Fund taxable in future years	115.43	57.71

Gross deferred tax liabilities	1,399.33	802.18
Deferred tax assets
Impact of expenditure charged to the statement of profit and loss in the current year but allowed for tax purposes on payment basis	12.06	8.88
Brought forward Capital losses	44.24	57.71
Provision for dimunition in long term investment	71.20	—

Gross deferred tax assets	127.50	66.59

Net deferred tax liabilities	1,271.83	735.59

In accordance with the provisions of Accounting Standard 22 ‘Accounting for taxes on income’, the Company would have had deferred tax assets of INR 144.02 crore (31 March 2014: INR 12.53 crore) in respect of additional accunulated capital losses. However, as the management is not virtually certain of subsequent realization of the asset, the same has not been recognized in these financial statements.

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2015

(All amounts are in INR crore, unless otherwise stated)

12. Loans and advances

	Non-current		Current
	31 March 2015	31 March 2014	31 March 2015	31 March 2014
Unsecured and considered good
Capital advances	179.33	133.35	—	—
Security deposit	67.39	43.77	9.57	10.82
Loan to related parties (refer note 29)	7,830.00	—	—	—
Advances recoverable in cash or kind	—	—	1,299.20	709.54

	8,076.72	177.12	1,308.77	720.36
Unsecured and considered doubtful				—
Advances recoverable in cash or kind	—	—	264.37	536.03
Less: provision	—	—	(264.37)	(536.03)

	—	—	—	—
Other loans and advances (unsecured and considered good)
Advance income-tax (net of provision)	151.10	146.56	227.76	229.69
Recoverable from statutory authorities	—	—	58.10	58.10
MAT credit entitlement	7,987.51	7,079.03	—	—
Safeguard duty paid under protest	13.04	—	—	—
Fringe benefit tax paid (net of provision)	—	—	0.17	0.17
Prepaid expenses	—	—	26.63	38.36

	8,151.65	7,225.59	312.66	326.32

	16,228.37	7,402.71	1,621.43	1,046.68

Notes:

a) Recoverable from statutory authorities represents education and secondary and higher education cess paid for the financial year 2013-14, for which the Cairn India Group has filed the refund applications pursuant to circular no 978/2/2014-CX issued by Central Board of Excise & Customs. The said refund applications have been rejected by the tax authorities, which have been appropriately challenged by the Cairn India Group before Commissioner (Appeal), and also a writ petition has been filed before Honorable Rajasthan High Court.

b) Considering the current business plans, including production profiles and oil price forecasts, management expects to recover the amount of MAT credit entitlement over the present contracted term of its various oil and gas assets.

13. Trade receivables and other assets

13.1. Trade receivables

	Current
	31 March 2015	31 March 2014
Unsecured and considered good
Outstanding for a period exceeding six months from the date they are due for payment	—	—
Other receivables	1,124.97	2,512.40

	1,124.97	2,512.40

13.2. Other assets

	Non-current		Current
	31 March 2015	31 March 2014	31 March 2015	31 March 2014
Unsecured and considered good
Non-current bank balances (refer note 16)	954.90	4,890.86	—	—
Non-current inventory of stores and spares (refer note 15)	703.26	435.44	—	—
Revenue received short of entitlement interest	—	—	8.74	—
Insurance claim receivable	—	—	17.44	39.69
Interest accrued on loans and advances, deposits and investments	5.01	56.40	201.34	111.07

	1,663.17	5,382.70	227.52	150.76

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2015

(All amounts are in INR crore, unless otherwise stated)

14. Current investments (valued at lower of cost and fair value)

	31 March 2015	31 March 2014
Quoted mutual funds	4,705.65	8,364.10
Quoted bonds	6,012.70	4,362.65
Unquoted mutual funds	4,417.88	3,637.09
Unquoted certificate of deposits	97.19	—

	15,233.42	16,363.84

Aggregate amount of quoted investments [Market value: INR 11,488.51 crore (31 March 2014: INR 13,266.90 crore)]	10,718.35	12,726.75
Aggregate amount of unquoted investments	4,515.07	3,637.09

	15,233.42	16,363.84

15. Inventories (valued at lower of cost and net realizable value)

	Non-current		Current
	31 March 2015	31 March 2014	31 March 2015	31 March 2014
Finished goods (crude oil)*	—	—	140.61	139.47
Stores and spares	703.26	435.44	203.27	157.58

	703.26	435.44	343.88	297.05

Less: amount disclosed under other non-current assets	(703.26)	(435.44)	—	—

	—	—	343.88	297.05

*	includes stock in pipeline INR 112.13 crore (31 March 2014: INR 97.41 crore).

16. Cash and bank balances

	Non-current		Current
	31 March 2015	31 March 2014	31 March 2015	31 March 2014
Cash and cash equivalents
Balances with banks:
– Current accounts	—	—	3.80	0.68
– Deposits with original maturity of upto 3 months	—	—	10.73	82.65
– Unpaid dividend accounts	—	—	213.95	1.44
Cash on hand			0.01	0.01

	—	—	228.49	84.78
Other bank balances
– Deposits with original maturity for more than 12 months	782.22	4,156.26	173.66	647.11
– Deposits with original maturity for more than 3 months but upto 12 months	—	—	306.41	888.36
– Margin money deposit (under lien for securing credit facilities)	—	599.20	—	—
– Escrow account (refer note 30)	—	—	143.13	143.13
– Site restoration fund	172.68	135.40	—	—

	954.90	4,890.86	623.20	1,678.60
Less: amount disclosed under other non-current assets	(954.90)	(4,890.86)	—	—

	—	—	851.69	1,763.38

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2015

(All amounts are in INR crore, unless otherwise stated)

17. Revenue from operations

	31 March 2015	31 March 2014
Sale of finished goods
Crude oil and condensate	19,121.93	24,102.95
Gas	224.07	221.02
Less: Government share of profit petroleum	(4,734.36)	(5,595.64)

	14,611.64	18,728.33
Sale of services (tolling income)	33.73	32.83
Other operating revenue (income received as operator from joint venture)	0.83	0.54

	14,646.20	18,761.70

18. Other income

	31 March 2015	31 March 2014
Interest income on
Bank deposits	39.01	202.48
Current investments	347.35	163.28
Loan to a related party	196.55	—
Others	0.74	22.36
Dividend income on current investments	—	4.52
Gain on sale of current investments (net)*	691.01	366.14
Exchange differences (net)	524.37	739.04
Other non-operating income	10.24	4.89

	1,809.27	1,502.71

*	net off adjustment of INR 18.98 crore (31 March 2014: INR 43.66 crore) to carrying value of current investment on account of mark to market losses.

19. (Increase)/Decrease in inventories of finished goods

	31 March 2015	31 March 2014
Inventories at the end of the year	140.61	139.47
Inventories at the beginning of the year	139.47	125.34

	(1.14)	(14.13)

20. Employee benefit expense

	31 March 2015	31 March 2014
Salaries, wages and bonus	773.88	594.03
Contribution to provident fund	32.37	25.98
Contribution to superannuation fund	15.09	14.98
Employee stock option scheme (refer note 27)	28.86	201.10
Gratuity expense (refer note 26)	8.78	8.67
Compensated absences	2.68	3.73
Staff welfare expenses	63.80	69.43

	925.46	917.92
Less: Cost allocated to joint ventures	(815.00)	(643.80)

	110.46	274.12

21. Depletion, depreciation and amortization expense

	31 March 2015	31 March 2014
Depreciation and depletion of tangible assets (refer note 7)	4,722.25	2,319.95
Amortization of intangible assets (refer note 8)	32.27	34.57
Less: Cost allocated to joint ventures	(57.25)	(57.16)
Less: Exceptional item [refer note 2.1a(i) and note 24]	(2,127.80)	—

	2,569.47	2,297.36

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2015

(All amounts are in INR crore, unless otherwise stated)

22. Finance costs

	31 March 2015	31 March 2014
Interest	15.01	14.73
Bank charges	0.74	0.42
Exchange difference to the extent considered as an adjustment to borrowing cost	4.72	26.46

	20.47	41.61
Less: Cost allocated to joint ventures	(0.13)	(0.13)

	20.34	41.48

23. Other expenses

	31 March 2015	31 March 2014
Data acquisition and analysis	0.05	16.46
Arbitration costs	1.43	0.55
Royalty	16.64	17.49
Legal and professional fees	247.29	226.99
Donations to political parties (Bhartiya Janta Party)	—	7.50
Travelling and conveyance	52.45	63.76
Commission to independent directors	3.37	4.98
Share buy back expenses	1.83	3.75
Directors’ sitting fees	0.53	0.15
Contract employee charges	101.78	70.89
Rent	79.27	47.73
Rates and Taxes	33.33	34.86
Insurance	16.82	21.82
Corporate social responsibility expenditure	68.46	47.60
Repairs and maintenance
Buildings	14.38	10.38
Others	54.38	50.65
Miscellaneous expenses	61.31	83.69

	753.32	709.25
Less: Cost allocated to joint ventures	(403.78)	(378.38)

	349.54	330.87

24. Exceptional items

	31 March 2015	31 March 2014
Depreciation charge for earlier years [refer note 2.1 (a)(i)]	2,127.80	—
Impairment loss on exploration assets (refer note 10)	505.20	—

	2,633.00	—

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2015

(All amounts are in INR crore, unless otherwise stated)

25. Earnings per share (EPS)

The following reflects the profit and share data used in the basic and diluted EPS computations:

	31 March 2015	31 March 2014
Profit for the year as per Statement of Profit & Loss	4,479.60	12,431.79
(used for calculation of both basic and diluted EPS)
Exceptional item (net of tax credit of INR 571.60 crore)	2,061.40	—
Profit for the year before exceptional items	6,541.00	12,431.79

	No. crore	No. crore
Weighted average number of equity shares in calculating basic EPS	187.85	191.01
Effect of dilution:
Stock options granted under employee stock options	0.58	0.39
Weighted average number of equity shares in calculating diluted EPS	188.43	191.40
Earnings per equity share before exceptional items in INR computed on the basis of profit for the year before exceptional items
Basic	34.82	65.08
Diluted	34.71	64.95
Earnings per equity share in INR computed on the basis of profit for the year
Basic	23.85	65.08
Diluted	23.77	64.95

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2015

(All amounts are in INR crore, unless otherwise stated)

26. Gratuity

Cairn India Group has a defined benefit gratuity plan for its employees. Under the gratuity plan, every employee who has completed at least five years of service gets a gratuity on departure @ 15 days of last drawn salary for each completed year of service. The scheme is funded with an insurance company in the form of qualifying insurance policy.

The following tables summarize the components of net benefit expense recognized in the statement of profit and loss, the funded status and amounts recognized in the balance sheet for the respective plans.

Statement of profit and loss

Net employee benefit expense recognized in the employee cost

	31 March 2015	31 March 2014
Current service cost	8.11	7.52
Interest cost on benefit obligation	4.05	2.94
Expected return on plan assets	(2.74)	(1.92)
Net actuarial (gain) / loss recognized in the year	(0.64)	0.13

Net benefit expense	8.78	8.67

Actual return on plan assets	2.30	1.97

Balance sheet

Benefit asset/ liability

	31 March 2015	31 March 2014
Present value of defined benefit obligation	48.56	45.03
Fair value of plan assets	30.84	29.58

Plan asset / (liability)	(17.72)	(15.45)

Changes in the present value of the defined benefit obligation are as follows

	31 March 2015	31 March 2014
Opening defined benefit obligation	45.03	36.76
Current service cost	8.11	7.52
Interest cost	4.05	2.94
Benefits paid	(7.55)	(2.37)
Actuarial (gains) / losses on obligation	(1.08)	0.18

Closing defined benefit obligation	48.56	45.03

Changes in the fair value of plan assets are as follows:

	31 March 2015	31 March 2014
Opening fair value of plan assets	29.58	23.53
Expected return	2.74	1.92
Contributions by employer	6.51	6.45
Benefits paid	(7.55)	(2.37)
Actuarial gains / (losses)	(0.44)	0.05

Closing fair value of plan assets	30.84	29.58

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2015

(All amounts are in INR crore, unless otherwise stated)

Cairn India Group’s expected contribution to the fund in the next year is INR 11.47 crore (31 March 2014: INR 10.54 crore).

The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

	31 March 2015	31 March 2014
Investments with insurer	100%	100%

The principal assumptions used in determining gratuity liability for the Groups’s plans are shown below:

	31 March 2015	31 March 2014
Discount rate	7.80%	9.00%
Future salary increase	10.00%	12.00%
Expected rate of return on assets	9.45%	9.45%
Employee turnover	8.00%	10.00%
Mortality rate	IALM (2006 - 08)	IALM (2006 - 08)

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors, such as supply and demand in the employment market.

The overall expected rate of return on assets is determined based on the market prices prevailing on that date, applicable to the period over which the obligation is to be settled.

Amounts for the current and previous four periods are as follows:

	31 March 2015	31 March 2014	31 March 2013	31 March 2012	31 March 2011
Defined benefit obligation	48.56	45.03	36.76	26.98	20.00
Plan assets	30.84	29.58	23.53	18.60	13.94

Surplus / (deficit)	(17.72)	(15.45)	(13.23)	(8.38)	(6.06)

Experience adjustments on plan assets	(0.44)	0.05	0.04	0.01	0.04

Experience adjustments on plan liabilities	(0.74)	(3.96)	(3.74)	(3.08)	0.69

Cairn India Group is maintaining a fund with the Life Insurance Corporation of India (LIC) to meet its gratuity liability. The present value of the plan assets represents the balance available with the LIC as at the end of the year. The total value of plan assets is as certified by the LIC.

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2015

(All amounts are in INR crore, unless otherwise stated)

27. Employee stock option plans

Cairn India Group has provided various share based payment schemes to its employees. During the year ended 31 March 2015, the following schemes were in operation:

Particulars	CIPOP	CIESOP	CIPOP Phantom	CIESOP Phantom
Date of Board Approval	17-Nov-06	17-Nov-06	Not applicable	Not applicable
Date of Shareholder’s approval	17-Nov-06	17-Nov-06	Not applicable	Not applicable
Number of options granted till March 2015	16,167,131	30,112,439	4,831,955	758,370
Method of Settlement	Equity	Equity	Cash	Cash
Vesting Period	3 years from grant date	3 years from grant date	3 years from grant date	3 years from grant date
Exercise Period	3 months from vesting date	7 years from vesting date	Immediately upon vesting	Immediately upon vesting

Number of options granted till 31 March 2015

Date of Grant	CIPOP	CIESOP	CIPOP Phantom		CIESOP Phantom
24-Nov-06	—	—	—		—
1-Jan-07	1,708,195	3,467,702	—		—
20-Sep-07	3,235,194	5,515,053	—		—
29-Jul-08	789,567	3,773,856	822,867		324,548
10-Dec-08	—	36,040	—		38,008
22-Jun-09	—	—	69,750		—
29-Jul-09	994,768	5,405,144	1,230,416	*	211,362
27-Jul-10	584,144	3,027,463	614,999	*	93,572
23-Dec-10	—	—	23,645		—
26-Jul-11	1,006,415	4,733,714	390,654		66,385
23-Jul-12	890,501	4,153,467	441,624		24,495
23-Jul-13	3,290,997	—	432,259		—
22-Jul-14	3,667,350	—	744,272		—
17-Nov-14	—	—	61,469		—

Total	16,167,131	30,112,439	4,831,955		758,370

*	includes 169,944 & 260,288 options converted from CIPOP to CIPOP Phantom in 29-Jul-09 & 27-Jul-10 grants respectively during the financial year 2011-12.

The vesting conditions of the above plans are as under-

CIPOP plan (including phantom options)

Options will vest (i.e., become exercisable) at the end of a “performance period” which has been set by the remuneration committee at the time of grant (although such period will not be less than three years). However, the percentage of an option which vests on this date will be determined by the extent to which pre-determined performance conditions have been satisfied. Phantom options are exercisable proportionate to the period of service rendered by the employee subject to completion of one year.

CIESOP plan (including phantom options)

There are no specific vesting conditions under CIESOP plan other than completion of the minimum service period. Phantom options are exercisable proportionate to the period of service rendered by the employee subject to completion of one year.

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2015

(All amounts are in INR crore, unless otherwise stated)

Details of activities under employees stock option plans

CIPOP Plan	31 March 2015		31 March 2014
	Number of options	Weighted average exercise price in INR	Number of options	Weighted average exercise price in INR
Outstanding at the beginning of the year	4,439,313	10.00	1,505,363	10.00
Granted during the year	3,667,350	10.00	3,290,997	10.00
Expired during the year	Nil	NA	Nil	NA
Exercised during the year	11270	10.00	Nil	NA
Forfeited / cancelled during the year	1,895,753	10.00	357,047	10.00
Outstanding at the end of the year	6,199,640	10.00	4,439,313	10.00
Exercisable at the end of the year	Nil	NA	Nil	NA

Weighted average fair value of options granted on the date of grant is INR 300.67 (31 March 2014: INR 265.08)

Weighted average share price at the date of exercise of stock options is 297.18 (31 March 2014: INR NA)

CIESOP Plan	31 March 2015		31 March 2014
	Number of options	Weighted average exercise price in INR	Number of options	Weighted average exercise price in INR
Outstanding at the beginning of the year	12,523,078	300.76	13,971,816	298.51
Granted during the year	Nil	NA	Nil	NA
Expired during the year	Nil	NA	Nil	NA
Exercised during the year	644,901	227.68	662,266	223.66
Forfeited / cancelled during the year	1,489,747	313.80	786,472	325.70
Outstanding at the end of the year	10,388,430	303.43	12,523,078	300.76
Exercisable at the end of the year	7,425,117	294.08	5,499,118	266.86

Weighted average fair value of options granted on the date of grant is NA (31 March 2014: INR NA)

Weighted average share price at the date of exercise of stock options is INR 320.24 (31 March 2014: INR 314.11)

CIPOP Plan – Phantom options	31 March 2015		31 March 2014
	Number of options	Weighted average exercise price in INR	Number of options	Weighted average exercise price in INR
Outstanding at the beginning of the year	598,774	10.00	873,689	10.00
Granted during the year	805,741	10.00	432,259	10.00
Expired during the year	Nil	NA	Nil	NA
Exercised during the year	Nil	NA	236,392	10.00
Forfeited / cancelled during the year	358,014	10.00	470,782	10.00
Outstanding at the end of the year	1,046,501	10.00	598,774	10.00
Exercisable at the end of the year	Nil	NA	Nil	NA

Weighted average fair value of options granted on the date of grant is INR 180.27 (31 March 2014: INR 280.30)

Weighted average share price at the date of exercise of stock options is NA (31 March 2014: INR303.45)

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2015

(All amounts are in INR crore, unless otherwise stated)

CIESOP Plan – Phantom options	31 March 2015		31 March 2014
	Number of options	Weighted average exercise price in INR	Number of options	Weighted average exercise price in INR
Outstanding at the beginning of the year	34,316	327.11	41,975	327.86
Granted during the year	Nil	NA	Nil	NA
Expired during the year	Nil	NA	Nil	NA
Exercised during the year	Nil	NA	Nil	NA
Forfeited / cancelled during the year	20,142	327.29	7,659	331.25
Outstanding at the end of the year	14,174	326.85	34,316	327.11
Exercisable at the end of the year	Nil	NA	Nil	NA

Scheme	Range of exercise price in INR	No. of options outstanding	Weighted average remaining contractual life of options (in years)	Weighted average exercise price in INR
The details of exercise price for stock options outstanding as at 31 March 2015 are:
CIPOP Plan	10.00	6,199,640	2.58	10.00
CIESOP Plan	160-331.25	10,388,430	0.31	303.43
CIPOP Plan – Phantom options	10.00	1,046,501	1.91	10.00
CIESOP Plan – Phantom options	326.85	14,174	0.31	326.85
The details of exercise price for stock options outstanding as at 31 March 2014 are:
CIPOP Plan	10.00	4,439,313	1.89	10.00
CIESOP Plan	160-331.25	12,523,078	0.46	300.76
CIPOP Plan – Phantom options	10.00	598,774	1.78	10.00
CIESOP Plan – Phantom options	326.85-327.75	34,316	1.03	327.11

Effect of Employees Stock Option Plans on Financial Position

Effect of the employee share-based payment plans on the statement of profit and loss and on its financial position:

Particulars	31 March 2015	31 March 2014
Total Employee Compensation Cost pertaining to share-based payment plans	28.86	201.10
Compensation Cost pertaining to equity-settled employee share-based payment plan included above	29.27	198.68
Compensation Cost pertaining to cash-settled employee share-based payment plan included above	(0.41)	2.42
Equity settled employee stock options outstanding as at year end	229.13	208.04
Liability for cash settled employee stock options outstanding as at year end	7.17	7.78

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2015

(All amounts are in INR crore, unless otherwise stated)

Inputs for Fair valuation of Employees Stock Option Plans

The Share Options have been fair valued using an Option Pricing Model (Black Scholes Model). The main inputs to the model and the Fair Value of the options granted during the current year and previous year, based on an independent valuation, are as under:

Variables – CIPOP

Grant date	22-Jul-14	23-Jul-13
Stock Price/fair value of the equity shares on the date of grant (INR)	345.35	306.70
Vesting date	22-Jul-17	23-Jul-16
Vesting %	Refer vesting conditions	Refer vesting conditions
Volatility	27.95%	28.30%
Risk free rate	8.36%	8.47%
Time to maturity (years)	3.13	3.13
Exercise price (INR)	10.00	10.00
Fair Value of the options (INR)	300.67	265.08

Variables – CIPOP Phantom

Grant date	17-Nov-14	22-Jul-14	23-Jul-13
Stock Price/fair value of the equity shares on the reporting date (INR)	213.85	213.85	213.85
Vesting date	17-Nov-17	22-Jul-17	23-Jul-16
Vesting %	Refer vesting conditions	Refer vesting conditions	Refer vesting conditions
Volatility	26.36%	27.07%	28.23%
Risk free rate	7.83%	7.83%	7.86%
Time to maturity (years)	2.64	2.31	1.32
Exercise price (INR)	10.00	10.00	10.00
Fair Value of the options (INR)	177.46	180.50	190.23

Volatility is the measure of the amount by which the price has fluctuated or is expected to fluctuate during the period. The measure of volatility used in Black-Scholes option-pricing model is the annualized standard deviation of the continuously compounded rates of return on the stock over a period of time. Time to maturity /expected life of options is the period for which the Cairn India Group expects the options to be live. Time to maturity has been calculated as an average of the minimum and maximum life of the options.

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2015

(All amounts are in INR crore, unless otherwise stated)

28. Leases

Operating Lease: as lessee

Cairn India Group has entered into operating leases for office premises with a non-cancellable lease period of 3 years. There are no restrictions imposed by lease arrangements and there are no subleases. There are no contingent rents. The information with respect to non-cancellable leases are as under:

Particulars	31 March 2015	31 March 2014
Lease payments made during the year	24.34	3.91
Within one year of the balance sheet date	25.27	25.93
Due in a period between one year and three years	21.06	80.24

29. Related party disclosures

Names of related parties and related party relationship

Related parties where control exists

Holding / Ultimate holding company	Vedanta Resources Plc.
Vedanta Resources Holdings Limited
Volcan Investments Limited
Vedanta Limited (formerly Sesa Sterlite Limited)*

*	With effect from 26 August 2013 Vedanta Limited became the Company’s holding company. Prior to that date, it was a fellow subsidiary and also had significant influence over the Company.

Related parties with whom transactions have taken place

Fellow subsidiaries	Twin Star Mauritius Holdings Limited**
Sterlite Industries (India) Limited (merged into Vedanta Limited on 17 August 2013)]
Sesa Resources Limited
THL Zinc Limited

**	also has significant influence over the Company.

Key management personnel	Mayank Ashar, Managing Director and Chief Executive Officer (from 17 November 2014)
Sudhir Mathur, Chief Financial Officer (Interim head, from 2 May 2014 to 16 November 2014)
P. Elango, Wholetime Director and Interim Chief Executive Officer (upto 2 May 2014)

Related party transactions

The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial year:

Nature of the Transactions	Related Party	31 March 2015	31 March 2014
Unsecured loan given (see note b)	THL Zinc Limited	7,830.00	—
Reimbursement of employees benefit expenses and rent	Sterlite Industries (India) Limited	—	0.86
	Vedanta Limited	4.64	1.20

	Total	4.64	2.06
Interest income on unsecured loan (see note b)	THL Zinc Limited	196.55	—
Interest income on bonds	Vedanta Resources Plc.	31.18	9.01

	Total	227.73	9.01
Guarantee received (see note b)	Vedanta Resources Plc.	7,830.00	—

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2015

(All amounts are in INR crore, unless otherwise stated)

Nature of the Transactions (continued)	Related Party	31 March 2015	31 March 2014
Dividend Paid	Vedanta Limited	403.81	438.93
	Twin Star Mauritius Holdings Limited	849.70	923.59
	Sesa Resources Limited	37.61	40.88
	P. Elango	—	0.22

		1,291.12	1,403.62
Remuneration (see note a)	Mayank Ashar	6.07	—
	Sudhir Mathur	2.61	—
	P. Elango	1.27	5.11

	Total	9.95	5.11

Balances outstanding as at the end of the year:

Nature of the Balance	Related Party	31 March 2015	31 March 2014
Unsecured loan and interest thereon	THL Zinc	7,849.88	—
Investment in bonds (at carrying value) (see note c)	Vedanta Resources Plc.	513.54	321.74
Interest accrued on bonds	Vedanta Resources Plc.	12.42	5.37
Guarantee Received	Vedanta Resources Plc.	7,830.00	—
Other current liabilities including trade payables	Vedanta Limited	0.82	0.07

Notes:

(a) Remuneration to the key management personnel does not include provisions made for gratuity and leave benefits, as the same is determined on an actuarial basis for the Cairn India Group as a whole.

(b) The loan of INR 7,830.00 crore (USD 1,250 million) to THL Zinc Limited carries an interest rate of 3% + 3 month LIBOR and is repayable after two years from the date of disbursement and is backed by a corporate guarantee from Vedanta Resources Plc.

(c) The carrying value of bonds is after adjusting marked to market losses of INR 60.40 crore (31 March 2014 INR Nil crore).

30. Buy back of equity shares

During the previous year, the Company had approved a proposal for buy back of its equity shares at a price not exceeding INR 335 per equity share for an aggregate amount not exceeding INR 5,725.00 crore. The buyback had commenced on 23 January 2014 and closed on 22 July 2014. During the said period the Company bought back and extinguished 36,703,839 equity shares for a total consideration of INR 1,225.45 crore, which accounted for 21.41% of its Maximum buy-back size. The Company pursuant to the Securities & Exchange Board of India (Buyback of Securities) Regulations, 1998 (‘the Regulations’’) has deposited a sum of INR 143.13 crore, being 2.5% of the maximum buy back size, in an escrow account, which was to be released subject to the Company either completing a buyback for 50% of the maximum buyback size or complying with the conditions specified in regulation 15B(8) of the Regulations.

Although the buyback was for less than INR 2,862.50 crore, being 50% of the maximum buy back size, the Company believes that it has complied with the conditions specified in regulation 15B(8) of the Regulations and has accordingly applied to SEBI for a release of the amount deposited in the escrow account. SEBI has informed the Company, that its application is under consideration and the Company believes that it has a good case on merits to obtain this refund.

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2015

(All amounts are in INR crore, unless otherwise stated)

31. Capital and other commitments

Capital commitments (net of advances)

Cairn India Group’s share of Joint Ventures’ Exploration activities and Development activities – INR 442.60 crore (31 March 2014: INR 1,861.54 crore) and INR 1,822.08 crore (31 March 2014: – INR 4,443.93 crore) respectively.

Other commitments

Cairn India Group’s share of Joint Ventures’ minimum exploration commitments as per the production sharing contracts—INR 2,123.49 crore (31 March 2014: – INR 1,095.34 crore).

32. Contingent liabilities

a. Ravva Joint Venture Arbitration proceedings : Base Development Cost

Ravva joint venture had received the notice from Ministry of Petroleum & Natural Gas, Government of India (GOI) for the period from 2000-2005 for USD 129 million for an alleged underpayment of profit petroleum to the Indian Government, out of which, Group’s share will be USD 29 million (approximately INR 181.65 crore) [31 March 2014: USD 29 million (approximately INR 173.76 crore)] plus potential interest at applicable rate (LIBOR plus 2% as per PSC).

This claim relates to the Indian Government’s allegation that the Ravva JV had recovered costs in excess of the Base Development Costs (“BDC”) cap imposed in the PSC and that the Ravva JV had also allowed these excess costs in the calculation of the Post Tax Rate of Return (PTRR). Joint venture partners initiated the arbitration proceedings and Arbitration Tribunal published the Award on 18 January 2011 at Kuala Lumpur, allowing Claimants (including the Company) to recover the Development costs spent to the tune of USD 278 million and disallowed over run of USD 22.3 million spent in respect of BDC along with 50% legal costs reimbursable to the Joint venture partners. High Court of Kuala Lumpur dismissed Government of India’s (GOI) application of setting aside the part of the Award on 30 August 2012 with costs. However, GOI appealed before the Court of Appeal against the High Court’s order and the same is dismissed the GOI’s appeal on June 27, 2014. However, GOI still preferred to challenge the same before the Federal Court, Kuala Lumpur and their Leave to Appeal is pending. GOI’s has also issued Show Cause Notice on this matter which the Company has replied to and also filed an application for enforcement of Award before Delhi High Court as an abundant caution. Next hearing is due on 29 June 2015.

b. Ravva Joint Venture Arbitration proceedings: ONGC Carry

The Company is involved in a dispute with GOI relating to the calculation of payments that it was required to make in connection with the Ravva field. The Ravva PSC obliges the Company to pay proportional share of ONGC’s exploration, development, production and contract costs in consideration for ONGC’s payment of costs related to construction and other activities it conducted in Ravva prior to the effective date of the Ravva PSC (the ‘‘ONGC Carry’’). The question as to how the ONGC Carry is to be calculated, along with other issues, was submitted to an international arbitration panel in August 2002 which rendered a decision on the ONGC Carry in the Company’s favour and four other issues in favour of GOI in October 2004 (“Partial Award”). The GOI filed a challenge to the ONGC Carry decision in the Malaysian courts, as Kuala Lumpur was the seat of the arbitration. The Federal Court of Malaysia which adjudicated the matter on 11 October 2011, upheld the Partial Award. Company persuaded with Ministry of Petroleum and Natural Gas (MoPNG) to implement the Partial Award while reconciling the statement of accounts as outlined in Partial Award ever since the Federal Court adjudication in place. However, MoPNG has issued a Show Cause Notice on 10 July 2014 alleging that profit petroleum has been short-paid. The Company had requested for Tribunal’s reconstitution to publish the Final Award since it has retained the jurisdiction if parties are unable to agree on quantification sums due and payable to each other pursuant to the Partial Award. Accordingly, Tribunal was reconstituted and the next hearing is due in 24 September 2015. While the Company does not believe the GOI will be successful in its challenge, if the arbitral award is reversed and such reversal is binding, the Company could be liable for up to approximately USD 63.90 million (approximately INR 400.26 crore) [31 March 2014: USD 63.90 million (approximately INR 382.89 crore)] plus interest. GOI has issued a Show Cause Notice to make the payment and Company filed its submissions on 25 March 2015.

c. Service tax

Cairn India Group has received nine show cause notices (SCN’s) related to period 1 April 2006 to 31 March 2014, citing non-payment of service tax on various services. Detailed reply to all SCN’s has been filed with the Commissioner of Service. Tax except for the last SCN for the period 1 April 2013 to 31 March 2014, reply to which will be submitted in due course.

Should future adjudication go against the Cairn India Group, it will be liable to pay the service tax of approximately INR 119.41 crore (31 March 2014: INR 110.21 crore) plus potential interest of approximately INR 132.70 crore (31 March 2014: INR 102.35 crore), although this could be recovered in part, where it relates to services provided to Joint Venture of which the Group is operator.

d. Tax holiday on gas production

Section 80-IB (9) of the Income Tax Act, 1961 allows the deduction of 100% of profits from the commercial production or refining of mineral oil. The term ‘mineral oil’ is not defined but has always been understood to refer to both oil and gas, either separately or collectively.

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2015

(All amounts are in INR crore, unless otherwise stated)

The 2008 Indian Finance Bill appeared to remove this deduction by stating [without amending section 80-IB (9)] that “for the purpose of section 80-IB (9), the term ‘mineral oil’ does not include petroleum and natural gas, unlike in other sections of the Act”. Subsequent announcements by the Finance Minister and the Ministry of Petroleum and Natural Gas have confirmed that tax holiday would be available on production of crude oil but have continued to exclude gas.

The Company filed a writ petition to the Gujarat High Court in December 2008 challenging the restriction of section 80-IB to the production of oil. Gujarat High Court did not admit the writ petition on the ground that the matter needs to be first decided by lower tax authorities. A Special Leave Petition has been filed before Supreme Court against the decision of Gujarat High court. However in an another similar case, the Gujarat High Court has held that tax holiday benefit would extend to production of gas

In the event this challenge is unsuccessful, the potential liability for tax and related interest on tax holiday claimed on gas is approximately INR 282.01 crore (31 March 2014: INR 254.97 crore).

e. Withholding tax on payments made on acquiring a subsidiary

In March 2014 the Company received a notice from the Indian Tax Authorities (“Tax Authorities”) alleging failure by the Company to withhold tax on the consideration paid to Cairn UK Holdings Limited (“CUHL”) in the year 2006-07, the then holding company. The said transaction relates to the acquisition of the shares of Cairn India Holdings Limited (“CIHL”), a 100% subsidiary of the Company, from CUHL during the financial year 2006-2007 as a part of group reorganization by the then ultimate parent company Cairn Energy Plc. Based upon the retrospective amendment(s) made in the year 2012 by inserting explanation 5 of section 9(1)(i) of the Income Tax Act, 1961, the Tax Authorities vide its order dated 11 March 2015, have raised a demand of approx. INR 20,494.73 crore (comprising tax of appox. INR 10,247.36 crore and interest of an equivalent amount) for not withholding tax on the consideration paid to CUHL, for acquiring shares of CIHL. Tax Authorities have stated in the said order that a short term capital gain of INR 24,503.50 crore accrued to CUHL on transfer of the shares of CIHL to the Company in financial year 2006- 2007, on which tax should have been withheld by the Company. The Company understands that a tax demand has also been raised by the Tax Authorities on CUHL with respect to taxability of alleged capital gain earned by CUHL.

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2015

(All amounts are in INR crore, unless otherwise stated)

In this regard, Vedanta Resources Plc. filed a Notice of Claim against the Government Of India under the UK-India bilateral investment treaty (the “BIT”) in order to protect its legal position and shareholder interests. Management has been advised that Vedanta Resources Plc. has a good case to defend as per provisions of BIT, the benefit of which would ultimately accrue to the Company.

Further, the Company has been advised that there could be no liability on the Company on account of not withholding the taxes in the year 2006-07 based on provisions of law prevailing at the time of transaction as the aforesaid retrospective amendment has cast an impossible obligation on the Company to deduct tax by having to predict and anticipate that the retrospective amendment will be made by legislature on a future date. The Company has approached the Hon’ble Delhi High Court against the said order and also filed an appeal before the Commissioner of Income Tax (Appeals) to defend its said position.

f. Others

i) Pursuant to the provisions of the Rajasthan Entry Tax Act, 1999, an entry tax demand has been raised for INR 11.85 crore (31 March 2014: INR 11.61 crore) plus penalty and interest which Cairn India Group has contested before the Deputy Commissioner. Cairn India Group believes that this levy is not constitutionally valid and its Special Leave Petition in this regard is pending before the Honorable Supreme Court.

ii) Cairn India Group has terminated a drilling rig contract with one of its contractor. The contractor has claimed demobilisation and early termination fee for an amount INR 32.51 crore (US$ 5.19 million) from Cairn India Group. Cairn India Group’s stand is that the contract has been terminated due to contractor’s default and therefore the demobilisation fee and early termination fee is not payable to the contractor.

Based on an analysis of the legal positions, the management is of the view that the liabilities in the cases mentioned in (a) to (f) above are not probable and accordingly no provision has been considered necessary there against.

33. Derivative instruments and unhedged foreign currency exposure

Cairn India Group did not take any derivative instruments during the current year / previous year. Particulars of unhedged foreign currency exposures are as follows-

	31 March 2015	31 March 2014
Trade receivables	1,124.97	2,512.40
Investments	2,930.48	2,827.67
Cash and bank balances	1,270.37	6,346.57
Loans and advances and other assets	8,309.18	1,067.03
Other current liabilities including trade payables	153.61	2,072.16

Cairn India Group does not have any derivative instruments outstanding at the end of the year (31 March 2014: Nil).

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2015

(All amounts are in INR crore, unless otherwise stated)

34. Oil & gas reserves and resources

Cairn India Group’s gross reserve estimates are updated atleast annually based on the forecast of production profiles, determined on an asset-by-asset basis, using appropriate petroleum engineering techniques. The estimates of reserves and resources have been derived in accordance with the Society for Petroleum Engineers “Petroleum Resources Management System (2007)”. The changes to the reserves are generally on account of future development projects, application of technologies such as enhanced oil recovery techniques and true up of the estimates. The management’s internal estimates of hydrocarbon reserves and resources at the period end, based on the current terms of the PSCs, are as follows:

Particulars	Gross proved and probable hydrocarbons initially in place		Gross proved and probable reserves and resources		Net working interest proved and probable reserves and resources
	(mmboe)		(mmboe)		(mmboe)
	31 March 2015	31 March 2014	31 March 2015	31 March 2014	31 March 2015	31 March 2014
Rajasthan MBA Fields	2,208	2,208	545	594	382	416
Rajasthan MBA EOR			226	271	158	190
Rajasthan Block Other Fields	3,833	2,412	505	345	353	241
Ravva Fields	684	667	47	49	11	11
CBOS/2 Fields	220	217	24	22	9	9
Other fields	481	551	74	127	36	89

Total	7,426	6,055	1,421	1,408	949	956

Cairn India Group’s net working interest proved and probable reserves is as follows:

Particulars	Proved and probable reserves		Proved and probable reserves (developed)
	Oil	Gas	Oil	Gas
	(mmstb)	(bscf)	(mmstb)	(bscf)
Reserves as of 1 April 2013*	279.57	18.58	182.38	17.17
Additions / revision during the year	31.41	59.53	34.84	7.95
Production during the year	49.00	6.85	49.00	6.85

Reserves as of 31 March 2014**	261.98	71.26	168.22	18.27

Additions / revision during the year	5.63	20.79	25.66	11.38
Production during the year	47.67	5.72	47.67	5.72

Reserves as of 31 March 2015***	219.94	86.33	146.21	23.93

*	Includes probable oil reserves of 74.07 mmstb (of which 35.76 mmstb is developed) and probable gas reserves of 11.06 bscf (of which 9.70 bscf is developed)
**	Includes probable oil reserves of 84.23 mmstb (of which 32.08 mmstb is developed) and probable gas reserves of 51.70 bscf (of which 9.15 bscf is developed)
***	Includes probable oil reserves of 67.81. mmstb (of which 23.43 mmstb is developed) and probable gas reserves of 62.71 bscf (of which 7.03 bscf is developed)

mmboe = million barrels of oil equivalent

mmstb = million stock tank barrels

bscf = billion standard cubic feet

1 million metric tonnes = 7.4 mmstb

1 standard cubic meter =35.315 standard cubic feet

MBA = Mangala, Bhagyam & Aishwarya

EOR = Enhanced Oil Recovery

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2015

(All amounts are in INR crore, unless otherwise stated)

35.	Additional Statutory Information in respect of the components of the Cairn India Group

SI. No.	Name of the Subsidiary Company	Net Assets/(Liabilities) (total assets minus total liabilities)				Share in profit/(loss)
		31 March 2015		31 March 2014		31 March 2015		31 March 2014
		Amount	As % of Consolidated net assets/ (liabilities)	Amount	As % of Consolidated net assets/ (liabilities)	Amount	As % of consolidated profit/(loss)	Amount	As % of consolidated profit/(loss)
	Parent
1	Cairn India Limited	37,051.10	62.94	38,778.16	67.51	1,320.03	29.47	7,454.33	59.96
	Foreign Subsidiaries
2	Cairn India Holdings Limited (‘CIHL’)	18,879.08	32.07	16,201.05	28.21	2,684.86	59.94	5,174.86	41.63
3	Cairn Energy Hydrocarbons Limited	9,831.68	16.70	9,962.66	17.35	1,912.78	42.70	5,548.83	44.63
4	Cairn Lanka (Pvt) Limited	(395.61)	(0.67)	158.00	0.28	(553.61)	(12.36)	(58.45)	(0.47)
5	Cairn South Africa Proprietary Limited	6.09	0.01	(7.60)	(0.01)	(27.02)	(0.60)	(94.97)	(0.76)
6	CIG Mauritius Holding Private Limited (‘CMHPL’)	0.24	—	947.36	1.65	(948.33)	(21.17)	(0.12)	—
7	CIG Mauritius Private Limited	0.70	—	958.35	1.67	(958.38)	(21.39)	11.67	0.09
8	Cairn Energy Australia Pty Limited	0.90	—	1.14	—	(0.23)	(0.01)	1.03	0.01
9	Cairn Energy Holdings Limited	(0.62)	—	(7.75)	(0.01)	7.13	0.16	(0.32)	—
10	Cairn Energy Discovery Limited	(1.37)	—	(1.30)	—	(0.07)	—	(0.15)	—
11	Cairn Exploration (No. 2) Limited	(0.15)	—	(0.15)	—	—	—	(0.40)	—
12	Cairn Exploration (No. 6) Limited	(0.02)	—	0.02	—	(0.04)	—	(0.01)	—
13	Cairn Energy Gujarat Block 1 Limited	1.56	—	8.82	0.02	(7.26)	(0.16)	0.66	0.01
14	Cairn Exploration (No. 7) Limited	0.05	—	0.10	—	(0.04)	—	(0.20)	—
15	Cairn Energy Netherlands Holdings BV	—	—	0.23	—	(0.16)	—	(0.09)	—
16	Cairn Energy India Pty Limited	—	—	0.01	—	(0.01)	—	—	—
17	Cairn Energy Group Holdings BV	—	—	—	—	—	—	0.12	—
18	Cairn Exploration (No. 4) Limited	—	—	—	—	—	—	(0.03)	—
19	Cairn Energy India Holdings BV	—	—	—	—	—	—	0.02	—
20	Cairn Energy Asia Pty Limited	—	—	—	—	—	—	(0.24)	—
21	CEH Australia Pty Limited	—	—	—	—	—	—	—	—
22	Sydney Oil Company Pty Limited	—	—	—	—	—	—	—	—
23	Cairn Energy Investments Australia Pty Limited	—	—	—	—	—	—	—	—
24	Wessington Investments Pty Limited	—	—	—	—	—	—	—	—
25	CEH Australia Limited	—	—	—	—	—	—	—	—
26	Cairn Petroleum India Limited	—	—	—	—	—	—	—	—
27	Cairn Energy India West BV	—	—	—	—	—	—	—	—
28	Cairn Energy India West Holding BV	—	—	—	—	—	—	—	—

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2015

(All amounts are in INR crore, unless otherwise stated)

35.	Additional Statutory Information in respect of the components of the Cairn India Group (continued)

SI. No.	Name of the Subsidiary Company	Net Assets/(Liabilities) (total assets minus total liabilities)				Share in profit/(loss)
		31 March 2015		31 March 2014		31 March 2015		31 March 2014
		Amount	As % of Consolidated net assets/ (liabilities)	Amount	As % of Consolidated net assets/ (liabilities)	Amount	As % of consolidated profit/(loss)	Amount	As % of consolidated profit/(loss)
29	Cairn Energy Gujarat Holding BV	—	—	—	—	—	—	—	—
30	Cairn Energy Gujarat BV	—	—	—	—	—	—	—	—
31	Cairn Energy Cambay BV	—	—	—	—	—	—	—	—
32	Cairn Energy Cambay Holding BV	—	—	—	—	—	—	—	—

	Total	65,373.63	111.05	66,999.10	116.67	3,429.65	76.58	18,036.54	145.10
	Consolidation adjustments	(6,503.43)	(11.05)	(9,561.41)	(16.67)	1,049.95	23.42	(5,604.75)	(45.10)

	Total Net Assets	58,870.20	100.00	57,437.69	100.00	4,479.60	100.00	12,431.79	100.00

Notes :

1.	The amount stated above are as per the standalone financial statements of each of the individual entities, before making any adjustments for intragroup transactions and/or balances.
2.	Amounts below INR 0.01 crore and 0.01% have been disclosed as nil.

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2015

(All amounts are in INR crore, unless otherwise stated)

36.	Segmental Reporting

Business segments

The primary reporting of Cairn India Group has been prepared on the basis of business segments. Cairn India Group has only one business segment, which is the exploration, development and production of oil and gas and operates in a single business segment based on the nature of the products, the risks and returns, the organisation structure and the internal financial reporting systems. Accordingly, the figures appearing in these financial statements relate to the Cairn India Group’s single business segment.

Geographical segments

Cairn India Group’s secondary segments are the geographic distribution of activities. Revenue and receivables are specified by location of customers while the other geographic information is specified by location of the assets. The figures appearing in these financial statements relate to operations in the Indian sub-continent except for an exploration costs written off of INR 32.19 crore (31 March 2014: INR 88.57 crore) incurred in South Africa.

37.	Previous year figures

Cairn India Group has reclassified and regrouped the previous year figures to confirm to this year’s classification.

As per our report of even date

For S. R. Batliboi & Co. LLP                                     For and on behalf of the Board of Directors of Cairn India Limited

Chartered Accountants

ICAI Firm Registration No.:301003E

per Raman Sobti	Navin Agarwal	Mayank Ashar	Aman Mehta
Partner	Chairman	Managing Director &	Director
Membership No. 89218	DIN 00006303	Chief Executive officer	DIN 00009364
DIN 07001153

	Sudhir Mathur	Neerja Sharma
	Chief Financial Officer	Director- Assurance &
Communication and
Place: Gurgaon		Company Secretary
Date: 23 April 2015		ICSI Membership No. A9630

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

CONSOLIDATED BALANCE SHEET AS AT 31 MARCH 2016

(All amounts are in INR crore, unless otherwise stated)

	Notes	31 March 2016	31 March 2015
EQUITY AND LIABILITIES
Shareholders’ funds
Share capital	3	1,874.86	1,874.85
Reserves and surplus	4	46,917.69	56,995.35

		48,792.55	58,870.20
Non-current liabilities
Deferred tax liabilities (net)	10	1,102.83	1,271.83
Long-term provisions	5	1,824.39	1,618.25

		2,927.22	2,890.08
Current liabilities
Trade payables	6	1,038.42	919.23
Other current liabilities	6	3,019.42	3,098.77
Short-term provisions	5	717.97	1,056.03

		4,775.81	5,074.03

TOTAL		56,495.58	66,834.31

ASSETS
Non-current assets
Fixed assets
Tangible assets	7	8,165.85	8,454.75
Intangible assets	8	3,779.86	15,178.44
Development capital work in progress	9.1	1,324.07	2,352.39
Exploration intangible assets under development	9.2	3,016.11	3,554.28
Loans and advances	11	7,754.65	16,273.43
Other non-current assets	13	3,032.19	1,663.17

		27,072.73	47,476.46
Current assets
Current investments	14	15,054.09	15,233.42
Inventories	15	468.29	343.88
Trade receivables	12	257.08	1,124.97
Cash and bank balances	16	2,385.45	851.69
Loans and advances	11	10,875.63	1,576.37
Other current assets	13	382.31	227.52

		29,422.85	19,357.85

TOTAL		56,495.58	66,834.31

Summary of significant accounting policies	2.1

The accompanying notes are an integral part of the financial statements.

As per our report of even date

For S. R. Batliboi & Co. LLP	For and on behalf of the Board of Directors
Chartered Accountants
ICAI Firm Registration No.:301003E

per Naman Agarwal	Navin Agarwal	Mayank Ashar	Aman Mehta
Partner	Chairman	Managing Director &	Director
Membership No. 502405	DIN 00006303	Chief Executive officer	DIN 00009364
DIN 07001153

	Sudhir Mathur		Neerja Sharma
	Chief Financial Officer		Director- Assurance &
Communication and
Place: Gurgaon			Company Secretary
Date: 22 April 2016			ICSI Membership No. A9630

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

CONSOLIDATED STATEMENT OF PROFIT AND LOSS FOR THE YEAR ENDED 31 MARCH 2016

(All amounts are in INR crore, unless otherwise stated)

	Notes	31 March 2016	31 March 2015
Income
Revenue from operations	17	8,625.57	14,646.20
Other income	18	2,008.42	1,809.27

Total revenue		10,633.99	16,455.47

Expenses
Cess on crude oil		2,604.95	2,799.43
Share of expenses from producing oil and gas blocks		2,093.49	1,767.24
(Increase)/Decrease in inventories of finished goods	19	(48.59)	(1.14)
Employee benefit expense	20	99.07	110.46
Depletion, depreciation and amortization expense	21	3,107.15	2,569.47
Finance costs	22	26.96	20.34
Exploration costs written off	9.2	260.04	1,098.04
Other expenses	23	251.75	349.54

		8,394.82	8,713.38

Profit before tax and exceptional items		2,239.17	7,742.09
Exceptional items	24	11,673.80	2,633.00

(Loss)/Profit before tax		(9,434.63)	5,109.09
Tax expenses
Current tax [net of reversal of tax expense of INR 125.79 crore (31 March 2015 : Nil) relating to earlier years]	11(c)	173.50	1,001.73
MAT credit (entitlement)/reversal (net)		(7.25)	(908.48)

Net current tax expense		166.25	93.25
Deferred tax charge/(credit)		(71.91)	1,107.84
Deferred tax (credit) on exceptional items		(97.09)	(571.60)

Total tax expense		(2.75)	629.49

(Loss)/Profit for the year		(9,431.88)	4,479.60

(Loss)/Earnings per equity share in INR [nominal value of share INR 10 (31 March 2015: INR 10)] Computed on the basis of profit before exceptional items	25
Basic		11.44	34.82
Diluted		11.41	34.71
Computed on the basis of (loss)/profit for the year
Basic		(50.31)	23.85
Diluted		(50.31)	23.77
Summary of significant accounting policies	2.1

The accompanying notes are an integral part of the financial statements.

As per our report of even date

For S. R. Batliboi & Co. LLP	For and on behalf of the Board of Directors
Chartered Accountants
ICAI Firm Registration No.:301003E

per Naman Agarwal	Navin Agarwal	Mayank Ashar	Aman Mehta
Partner	Chairman	Managing Director &	Director
Membership No. 502405	DIN 00006303	Chief Executive officer	DIN 00009364
DIN 07001153

	Sudhir Mathur		Neerja Sharma
	Chief Financial Officer		Director-Assurance &
Communication and Company
Place: Gurgaon			Secretary
Date: 22 April 2016			ICSI Membership No. A9630

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31 MARCH 2016

(All amounts are in INR crore, unless otherwise stated)

	31 MARCH 2016	31 MARCH 2015
Loss/(Profit) before tax	(9,434.63)	5,109.09
Adjustments for:
Depletion, depreciation and amortization (including exceptional item)	3,152.11	4,754.52
Exploration cost written off	260.04	1,098.04
Employee stock compensation expense (equity settled)	33.65	29.27
Unrealized foreign exchange (gain)/loss (net)	(620.64)	(218.98)
Impairment loss (included under exceptional items)	11,673.80	505.20
Gain on sale of current investments (net)	(417.08)	(691.01)
Interest expense	21.62	14.88
Share buy back expenses	—	1.83
Other finance charges	4.87	4.72
Interest income	(797.10)	(583.65)
Other non-operating income	(79.95)	(10.24)
Dividend income	(0.01)	—

Operating profit before working capital changes	3,796.68	10,013.67
Movements in working capital :
Increase in trade payables, other liabilities and provisions	470.57	329.89
Decrease in trade receivables	862.80	1,443.49
(Increase) in inventories	(82.62)	(314.63)
(Increase) in loans and advances and other assets	(762.51)	(864.92)

Cash generated from operations	4,284.92	10,607.50
Direct taxes paid (net of refunds)	(151.04)	(1,087.32)

Net cash flows from operating activities (A)	4,133.88	9,520.18

Cash flows from investing activities
Payments made for fixed assets (including CWIP and capital advances)	(1,649.08)	(5,574.43)
Proceeds from sale/maturity of current investments (net)	596.40	1,821.43
Loan given to related party	—	(7,742.50)
Proceeds from redemption/ maturity of deposits having original maturity of more than 3 months	465.47	6,870.15
Deposits made having original maturity of more than 3 months	(2,105.77)	(1,824.49)
Interest received	610.63	545.76
Dividend received on current investments	0.01	—
Payments made to site restoration fund	(85.79)	(37.27)

Net cash (used in) investing activities (B)	(2,168.13)	(5,941.35)

Cash flows from financing activities
Proceeds from issuance of equity share capital (including securities premium)	0.01	14.69
Payment made for buy back of equity shares	—	(1,119.93)
Expenses paid for buy back of equity shares	—	(1.83)
Proceeds from escrow account (made for buy back of equity shares)	143.13	—
Dividend paid on equity shares	(676.04)	(1,943.09)
Tax on equity dividend paid	(152.67)	(366.34)
Interest paid	(29.76)	(12.14)
Payment of borrowing costs (other than interest)	(4.87)	(4.72)

Net cash (used in) financing activities (C)	(720.20)	(3,433.36)

Net increase in cash and cash equivalents (A + B + C)	1,245.55	145.47

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31 MARCH 2016

(All amounts are in INR crore, unless otherwise stated)

	31 MARCH 2016	31 MARCH 2015
Effect of exchange differences on cash & cash equivalents held in foreign currency	2.90	(1.76)
Cash and cash equivalents at the beginning of the year	228.49	84.78

Cash and cash equivalents at the end of the year	1,476.94	228.49

Components of cash and cash equivalents
Cash on hand	0.01	0.01
With banks
- on deposits with original maturity of up to 3 months	1,130.82	10.73
- on current accounts	58.26	3.80
- unpaid dividend accounts*	287.85	213.95

Total cash and cash equivalents (note 16)	1,476.94	228.49

* The Company can utilize these balances only towards settlement of the respective unpaid dividend account.

Notes:

1)	The above Cash Flow Statement has been prepared under the ‘Indirect Method’ as set out in Accounting Standard-3 on “Cash flow statements”.
2)	Amounts in bracket indicate a cash outflow or reduction.

As per our report of even date

For S. R. Batliboi & Co. LLP	For and on behalf of the Board of Directors
Firm Registration No.:301003E
Chartered Accountants

per Naman Agarwal	Navin Agarwal	Mayank Ashar	Aman Mehta
Partner	Chairman	Managing Director &	Director
Membership No. 502405	DIN 00006303	Chief Executive officer	DIN 00009364
DIN 07001153

	Sudhir Mathur	Neerja Sharma
	Chief Financial Officer	Director- Assurance & Communication and
Place: Gurgaon		Company Secretary
Date: 22 April 2016		ICSI Membership No. A9630

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2016

(All amounts are in INR crore, unless otherwise stated)

1	Corporate Information

Cairn India Limited (‘the Company’) was incorporated in India on 21 August 2006. The equity shares of the Company are listed in India on the Bombay stock exchange and the National stock exchange.

The Company is primarily engaged in the business of surveying, prospecting, drilling, exploring, acquiring, developing, producing, maintaining, refining, storing, trading, supplying, transporting, marketing, distributing, importing, exporting and generally dealing in minerals, oils, petroleum, gas and related by-products and other activities incidental to the above. As part of its business activities, the Company also holds interests in its subsidiary companies which have been granted rights to explore and develop oil exploration blocks.

The Company along with its subsidiaries, (collectively the ‘Cairn India Group’) participates in various Oil and Gas blocks/fields, which are in the nature of jointly controlled assets, granted by the Government of India/South Africa through Production Sharing Contracts (‘PSC’) and Exploration Agreement entered into between these entities and Government of India/South Africa and other venture partners.

Components	of the Cairn India Group

The Consolidated Financial Statements represent consolidation of accounts of the Company and its subsidiaries as detailed below :

S. No.	Name of the Subsidiaries	Country of Incorporation
1	Cairn Energy Australia Pty Limited	Australia
2	Cairn Energy India Pty Limited	Australia
3	CEH Australia Limited**	British Virgin Islands
4	Cairn India Holdings Limited (‘CIHL’)	Jersey
5	CIG Mauritius Holding Private Limited (‘CMHPL’)	Mauritius
6	CIG Mauritius Private Limited	Mauritius
7	Cairn Energy Holdings Limited	United Kingdom
8	Cairn Energy Discovery Limited	United Kingdom
9	Cairn Exploration (No. 2) Limited	United Kingdom
10	Cairn Exploration (No. 6) Limited*	United Kingdom
11	Cairn Energy Hydrocarbons Limited (‘CEHC’)	United Kingdom
12	Cairn Energy Gujarat Block 1 Limited	United Kingdom
13	Cairn Exploration (No. 7) Limited***	United Kingdom
14	Cairn Lanka (Pvt) Limited	Sri Lanka
15	Cairn Energy India West BV**	Netherlands
16	Cairn Energy Netherlands Holdings BV**	Netherlands
17	Cairn Energy Gujarat BV**	Netherlands
18	Cairn Energy Cambay BV**	Netherlands
19	Cairn South Africa Proprietary Limited	South Africa

CIHL is wholly owned direct subsidiary of the Company. During the year CEHC acquired 100% shares in CMHPL from the Company, whereafter all the above Companies except CIHL, have become direct or indirect wholly owned subsidiaries of CIHL. There has been no change in the shareholding pattern since 31 March 2015.

*Liquidated in current year.** Liquidated in previous year.*** Liquidated subsequent to the year end

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2016

(All amounts are in INR crore, unless otherwise stated)

Cairn India Group has interest in the following Oil and Gas blocks/fields-

Oil & Gas blocks/fields	Area	Participating Interest
Operated blocks
Ravva block	Krishna Godavari	22.50%
CB-OS/2 – Exploration	Cambay Offshore	60.00%
CB-OS/2 – Development & production	Cambay Offshore	40.00%
RJ-ON-90/1 – Exploration	Rajasthan Onshore	100.00%
RJ-ON-90/1 – Development & production	Rajasthan Onshore	70.00%
PR-OSN-2004/1	Palar Basin Offshore	35.00%
KG-OSN-2009/3	Krishna Godavari Offshore	100.00%
MB-DWN-2009/1***	Mumbai Deep Water	100.00%
South Africa Block 1	Orange Basin South Africa Offshore	60.00%

Relinquished block
SL 2007-01-001 *	North West Sri Lanka Offshore	100.00%

Non operated block
KG-ONN-2003/1 **	Krishna Godavari Onshore	49.00%

*	Relinquished on 15 October 2015
**	Operatorship has been transferred to Oil and Natural Gas Corporation (ONGC) w.e.f. 7 July 2014
***	intended to be relinquished in the next year

The participating interests were same in the previous year

2	Basis of preparation

The financial statements of the Cairn India Group have been prepared in accordance with the generally accepted accounting principles in India (Indian GAAP). Cairn India Group has prepared these financial statements to comply in all material respects with the accounting standards notified under section 133 of the Companies Act 2013, read together with paragraph 7 of the Companies (Accounts) Rules 2014. The financial statements have been prepared on an accrual basis and under the historical cost convention. The accounting policies, in all material respects, have been consistently applied by the Cairn India Group and are consistent with those used in the previous year.

On 30 March 2016, the Ministry of Corporate Affairs notified the Companies (Accounting Standards) Amendment Rules, 2016, resulting in amendment in certain Accounting Standards. The Group is of the view that the said amendments shall come into effect from accounting periods commencing on or after the publication of the notification i.e. from the period starting 1 April 2016 onwards and hence no impact of the same has been given in these financial statements.

2.1	Summary of significant accounting policies

a.	Principles of consolidation:

The consolidated financial statements relate to the Cairn India Group. In the preparation of these consolidated financial statements, investments in subsidiaries have been accounted for in accordance with the provisions of Accounting Standard-21 (Consolidated Financial Statements). The financial statements of the subsidiaries have been drawn up to the same reporting date as of Cairn India Limited. The Consolidated Financial Statements are prepared on the following basis:

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2016

(All amounts are in INR crore, unless otherwise stated)

i.	The financial statements of the Company and its subsidiary companies are consolidated on a line-by-line basis by adding together the book values of the like items of assets, liabilities, income and expenses after eliminating all significant intra-group balances and intra-group transactions and also unrealised profits or losses in accordance with Accounting Standard-21 (Consolidated Financial Statements).

ii.	The Consolidated Financial Statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances and are presented, to the extent possible, in the same manner as the Company’s separate financial statements. The financial statements of the subsidiaries are adjusted for the accounting principles and policies followed by the Company.

iii.	The difference between the cost to the Company of its investment in subsidiaries and its proportionate share in the equity of the investee company at the time of acquisition of shares in the subsidiaries is recognized in the financial statements as Goodwill or Capital Reserve, as the case may be.

b.	Oil and gas assets

Cairn India Group follows the successful efforts method of accounting for oil and gas assets as set out by the Guidance Note issued by the ICAI on “Accounting for Oil and Gas Producing Activities” (Revised 2013).

Expenditure incurred on the acquisition of a license interest is initially capitalised on a license by license basis. Costs are held, undepleted, within exploratory & development work in progress until the exploration phase relating to the license area is complete or commercial oil and gas reserves have been discovered.

Exploration expenditure incurred in the process of determining exploration targets which cannot be directly related to individual exploration wells is expensed in the period in which it is incurred.

Exploration/appraisal drilling costs are initially capitalised within exploratory and development work in progress on a well by well basis until the success or otherwise of the well has been established. The success or failure of each exploration/appraisal effort is judged on a well by well basis. Drilling costs are written off on completion of a well unless the results indicate that oil and gas reserves exist and there is a reasonable prospect that these reserves are commercial.

Where results of exploration drilling indicate the presence of oil and gas reserves which are ultimately not considered commercially viable, all related costs are written off to the statement of profit and loss immediately. Following appraisal of successful exploration wells, when a well is ready for commencement of commercial production, the related exploratory and development work in progress are transferred into a single field cost centre within producing properties, after testing for impairment.

Where costs are incurred after technical feasibility and commercial viability of producing oil and gas is demonstrated and it has been determined that the wells are ready for commencement of commercial production, they are capitalised within producing properties for each cost centre. Subsequent expenditure is capitalised when it enhances the economic benefits of the producing properties or replaces part of the existing producing properties. Any costs remaining associated with such part replaced are expensed off in the financial statements.

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2016

(All amounts are in INR crore, unless otherwise stated)

Net proceeds from any disposal of an exploration asset within exploratory and development work in progress are initially credited against the previously capitalised costs and any surplus proceeds are credited to the statement of profit and loss. Net proceeds from any disposal of producing properties are credited against the previously capitalised cost and any gain or loss on disposal of producing properties is recognised in the statement of profit and loss, to the extent that the net proceeds exceed or are less than the appropriate portion of the net capitalised costs of the asset.

Amounts which are not being paid by the joint venture partner in oil and gas blocks where Cairn India Group is the operator and have hence been funded by it are treated as exploration, development or production costs, as the case may be.

c.	Site restoration costs

At the end of the producing life of a field, costs are incurred in restoring the site of production facilities. Cairn India Group recognizes the full cost of site restoration as a liability when the obligation to rectify environmental damage arises. The site restoration expenses form part of the exploration & development work in progress or cost of producing properties, as the case may be, of the related asset. The amortization of the asset, calculated on a unit of production basis based on proved and developed reserves, is included in the depletion cost in the statement of profit and loss.

d.	Impairment

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU) fair value less cost of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining net selling price, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. The Group bases its impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of the Group’s cash-generating units to which the individual assets are allocated.

After impairment, depreciation is provided on the revised carrying amount of the asset over its remaining useful life.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Group estimates the asset’s or cash-generating unit’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of profit and loss.

e.	Other tangible and intangible fixed assets

Tangible assets, other than oil and gas assets, are stated at cost less accumulated depreciation and impairment losses, if any. Cost comprises the purchase price and any attributable cost of bringing the asset to its working condition for its intended use.

Intangible assets, other than oil and gas assets, acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less accumulated depreciation and impairment losses, if any.

Borrowing costs relating to acquisition of fixed assets which take a substantial period of time to get ready for its intended use are also included to the extent they relate to the period till such assets are ready to be put to use.

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2016

(All amounts are in INR crore, unless otherwise stated)

f.	Depletion, depreciation and amortization

Oil and gas assets

Depletion is charged on a unit of production basis, based on proved reserves for acquisition costs and proved and developed reserves for successful exploratory wells, development wells, processing facilities, distribution assets, estimated future abandonment cost and all other related costs (also refer note 34). These assets are depleted within each cost centre. Reserves for this purpose are considered on working interest basis which are reassessed at least annually. Impact of changes to reserves are accounted for prospectively.

Other assets

Depreciation on assets, other than oil and gas assets, is provided using the Straight Line Method as per the useful lives of the assets stated below. The same have been determined by the management based on technical estimates.

Vehicles	4 years
Buildings (including lease hold improvements)	6 years to 10 years
Computers	2 years
Furniture and fixtures	4 years
Office equipments	4 years
Computer Software	2 years

The useful lives of assets as mentioned in Schedule II of Companies Act 2013 is higher than those assessed by the management for all its fixed assets.

Leasehold lands are amortised over the lease period which is a maximum of 10 years. Leasehold improvements are amortized over the remaining period of the primary lease (3 to 12 years) or expected useful economic lives, whichever is shorter.

Goodwill arising on consolidation is tested for impairment only.

g.	Leases

As lessee

Finance leases, which effectively transfer substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the lower of the fair value and present value of the minimum lease payments at the inception of the lease term and disclosed as leased assets. Lease payments are apportioned between the finance charges and reduction of the lease liability based on the implicit rate of return. Finance charges are recognised as an expense in the statement of profit and loss. Lease management fees, legal charges and other initial direct costs are capitalised.

If there is no reasonable certainty that Cairn India Group will obtain the ownership by the end of the lease term, capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Leases where the lessor effectively retains substantially all the risks and benefits of ownership of the leased item, are classified as operating leases. Operating lease payments are recognised as an expense in the statement of profit and loss on a straight-line basis over the lease term.

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2016

(All amounts are in INR crore, unless otherwise stated)

h.	Investments

Investments that are readily realisable and intended to be held for not more than a year from the date on which such investments are made, are classified as current investments. All other investments are classified as long term investments. Current investments are measured at cost or market value, whichever is lower, determined on an individual investment basis. Long term investments are measured at cost. However, provision for diminution in value is made to recognise a decline other than temporary in the value of the long term investments.

i.	Inventories

Inventories of oil and condensate held at the balance sheet date are valued at cost or net realizable value, whichever is lower. Cost is determined on a quarterly weighted average basis.

Inventories of stores and spares related to exploration, development and production activities are valued at cost or net realizable value whichever is lower. Cost is determined on first in first out (FIFO) basis.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and estimated costs necessary to make the sale.

j.	Joint Ventures

Cairn India Group participates in several Joint Ventures involving joint control of assets for carrying out oil and gas exploration, development and producing activities. Cairn India Group accounts for its share of the assets and liabilities of Joint Ventures along with attributable income and expenses in such Joint Ventures, in which it holds a participating interest.

k.	Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Cairn India Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised.

Revenue from operating activities

From sale of oil, gas and condensate

Revenue represents the Cairn India Group’s share (net of Government’s share of profit petroleum) of oil, gas and condensate production, recognized on a direct entitlement basis, when significant risks and rewards of ownership are transferred to the buyers. Government’s share of profit petroleum is accounted for when the obligation (legal or constructive), in respect of the same arises.

As operator from the joint venture

Cairn India Group recognizes revenue from joint ventures for services rendered in the form of parent company overhead based on the provisions of respective PSCs.

Tolling income

Tolling income represents Cairn India Group’s share of revenues from Pilotage and Oil Transfer Services from the respective joint ventures, which is recognized based on the rates agreed with the customers, as and when the services are rendered.

Interest income

Interest income is recognised on a time proportion basis.

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2016

(All amounts are in INR crore, unless otherwise stated)

Dividend income

Revenue is recognized when the instrument/unit holders’ right to receive payment is established by the balance sheet date.

Treatment of Taxes

Cairn India Group collects sales taxes and value added taxes (VAT) on behalf of the government and, therefore, these are not economic benefits flowing to the Cairn India Group. Hence, they are excluded from revenue.

l.	Borrowing costs

Borrowing costs include interest and commitment charges on borrowings, amortisation of costs incurred in connection with the arrangement of borrowings, exchange differences to the extent they are considered a substitute to the interest cost and finance charges under leases. Costs incurred on borrowings directly attributable to development projects, which take a substantial period of time to complete, are capitalised within the development/producing asset for each cost-centre.

All other borrowing costs are recognised in the statement of profit and loss in the year in which they are incurred.

m.	Foreign currency transactions and translations

Cairn India Group translates foreign currency transactions into Indian Rupees at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Indian Rupees at the rate of exchange prevailing at the balance sheet date. Non-monetary items which are carried in terms of historical cost denominated in a foreign currency are reported using the exchange rate at the date of the transaction.

Exchange differences arising on the settlement of monetary items or on reporting Cairn India Group’s monetary items at rates different from those at which they were initially recorded during the year, or reported in previous financial statements, are recognised as income or as expenses in the period in which they arise except those arising from investments in non-integral operations.

All transactions of integral foreign operations are translated as if the transactions of those foreign operations were the transactions of the group itself. In translating the financial statements of a non-integral foreign operation for incorporating in the consolidated financial statements, Cairn India Group translates the assets and liabilities at the rate of exchange prevailing at the balance sheet date. Income and expenses of non-integral operations are translated using rates at the date of transactions. Resulting exchange differences are disclosed under the foreign currency translation reserve until the disposal of the net investment in non-integral operations.

n.	Income taxes

Tax expense comprises of current and deferred tax. Current income tax is measured at the amount expected to be paid to the tax authorities in accordance with the income tax laws prevailing in the respective tax jurisdictions where Cairn India Group operates. Deferred income tax reflects the impact of current period timing differences between taxable income and accounting income for the period and reversal of timing differences of earlier period.

Deferred tax assets and liabilities are measured, based on tax rates and laws enacted or substantively enacted at the balance sheet date. Deferred tax assets and deferred tax liabilities across various subsidiaries or countries of operation are not set off against each other as Cairn India Group does not have a legal right to do so. Current and deferred tax assets and liabilities are only offset where they arise within the same entity and tax jurisdiction.

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2016

(All amounts are in INR crore, unless otherwise stated)

Deferred tax assets are recognised only to the extent that there is reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised. If any component of Cairn India Group has carry forward of unabsorbed depreciation and tax losses, deferred tax assets are recognised by the component only if there is virtual certainty, supported by convincing evidence, that all such deferred tax assets can be realised against future taxable profits. Unrecognised deferred tax assets of earlier periods are re-assessed and recognised to the extent that it has become reasonably certain or virtually certain, as the case may be, that future taxable income will be available against which such deferred tax assets can be realised.

In the situations where any component of Cairn India Group is entitled to a tax holiday under the Income-tax Act, 1961 enacted in India or tax laws prevailing in the respective tax jurisdictions where it operates, no deferred tax (asset or liability) is recognized in respect of timing differences which reverse during the tax holiday period, to the extent the component’s gross total income is subject to the deduction during the tax holiday period. Deferred tax in respect of timing differences which reverse after the tax holiday period is recognized in the year in which the timing differences originate. However, each of the components restricts recognition of deferred tax assets to the extent that it has become reasonably certain or virtually certain, as the case may be, that sufficient future taxable income will be available against which such deferred tax assets can be realized. For recognition of deferred taxes, the timing differences which originate first are considered to reverse first.

The carrying amount of deferred tax assets are reviewed at each balance sheet date. Cairn India Group writes-down the carrying amount of a deferred tax asset to the extent that it is no longer reasonably certain or virtually certain, as the case may be, that sufficient future taxable income will be available against which deferred tax asset can be realised. Any such write-down is reversed to the extent that it becomes reasonably certain or virtually certain, as the case may be, that sufficient future taxable income will be available.

Minimum Alternative Tax (MAT) credit is recognised as an asset only when and to the extent there is convincing evidence that the component will pay income tax under the normal provisions during the specified period, resulting in utilization of MAT credit. In the year in which the MAT credit becomes eligible to be recognized as an asset in accordance with the recommendations contained in Guidance Note issued by the Institute of Chartered Accountants of India, the said asset is created by way of a credit to the statement of profit and loss and shown as MAT Credit Entitlement. Cairn India Group reviews the same at each balance sheet date and writes down the carrying amount of MAT Credit Entitlement to the extent there is no longer convincing evidence to the effect that the individual company will utilize MAT credit during the specified period.

o.	Earnings Per Share

Basic earnings per share are calculated by dividing the net profit or loss for the year attributable to equity shareholders by the weighted average number of equity shares outstanding during the year. The weighted average number of equity shares outstanding during the year is adjusted for events of bonus issue, bonus element in a rights issue to existing shareholders, share split and reverse share split (consolidation of shares) that have changed the no of equity shares outstanding, without corresponding change in resources.

For the purpose of calculating diluted earnings per share, the net profit or loss for the year attributable to equity shareholders and the weighted average number of shares outstanding during the year are adjusted for the effects of all dilutive potential equity shares, if any.

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2016

(All amounts are in INR crore, unless otherwise stated)

p.	Provisions

A provision is recognised when Cairn India Group has a present obligation as a result of past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. Provisions are not discounted to its present value and are determined based on best estimate required to settle the obligation at the balance sheet date. These are reviewed at each balance sheet date and adjusted to reflect the current best estimates.

q.	Cash and Cash equivalents

Cash and cash equivalents comprise of cash at bank and in hand and short term investments, with an original maturity of 90 days or less.

r.	Employee Benefits

Retirement and Gratuity benefits

Retirement benefits in the form of provident fund, superannuation fund and national pension scheme are defined contribution schemes. Cairn India Group has no obligation, other than the contribution payable to the provident fund, superannuation fund and national pension scheme. Cairn India Group recognizes contribution payable to the provident fund ,superannuation fund and national pension scheme as an expenditure, when an employee renders the related service. If the contribution payable to the fund for service received before the balance sheet date exceeds the contribution already paid, the deficit payable to the fund is recognized as a liability after deducting the contribution already paid. If the contribution already paid exceeds the contribution due for services received before the balance sheet date, then excess is recognized as an asset to the extent that the pre payment will lead to, for example, a reduction in future payment or a cash refund.

Gratuity liability is a defined benefit obligation and is provided for on the basis of an actuarial valuation on projected unit credit method made at the end of each financial year. The scheme is maintained and administered by an insurer to which the trustees make periodic contributions.

Short term compensated absences are provided for based on estimates. Long term compensated absences and cash option award are provided for based on actuarial valuation made at the end of each financial year. The actuarial valuation is done on projected unit credit method.

Actuarial gains / losses are immediately taken to statement of profit and loss and are not deferred.

Employee Stock Compensation Cost

In accordance with the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014 and the Guidance Note on Accounting for Employee Share-based Payments, the Group measures compensation cost relating to employee stock options using the fair value method.

Compensation expense is amortised over the vesting period period of the option on a straight line basis.

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2016

(All amounts are in INR crore, unless otherwise stated)

s.	Contingent liabilities

A contingent liability is a possible obligation that arises from past events whose existence will be confirmed by the occurrence or non-occurrence of one or more uncertain future events beyond the control of Cairn India Group or a present obligation that is not recognized because it is not probable that an outflow of resources will be required to settle the obligation. A contingent liability also arises in extremely rare cases where there is a liability that cannot be recognized because it cannot be measured reliably. Cairn India Group does not recognize a contingent liability but discloses its existence in the financial statements.

t.	Segment Reporting

Identification of segments:

Cairn India Group’s operating businesses are organized and managed separately according to the nature of products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets. The analysis of geographical segments is based on the areas in which major operating divisions of Cairn India Group operate.

u.	Derivative instruments

As per the ICAI Announcement, accounting for derivative contracts, other than those covered under AS-11, is done on marked to market on a portfolio basis, and the net loss is charged to the income statement. Net gains are ignored.

v.	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the results of operations during the reporting period end. Although these estimates are based upon management’s best knowledge of current events and actions, actual results could differ from these estimates.

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2016

(All amounts are in INR crore, unless otherwise stated)

3. Share capital

	31 March 2016	31 March 2015
Authorised shares
225.00 crore (31 March 2015: 225.00 crore) equity shares of INR 10 each	2,250.00	2,250.00

Issued, subscribed and fully paid up shares
187.49 crore (31 March 2015: 187.49 crore) equity shares of INR 10 each	1,874.86	1,874.85

Total issued, subscribed and fully paid-up share capital	1,874.86	1,874.85

(a) Reconciliation of the shares outstanding at the beginning and at the end of the year

	31 March 2016		31 March 2015
	No. crore	INR crore	No. crore	INR crore
At the beginning of the year	187.49	1,874.85	190.76	1,907.63
Issued during the year – ESOPs exercised*	—	0.01	0.07	0.65
Shares extinguished pursuant to buy back	—	—	(3.34)	(33.43)

Outstanding at the end of the year	187.49	1,874.86	187.49	1,874.85

*	Shares issued during the current year are less than 0.01 crore.

(b) Terms/ rights attached to equity shares

The Company has only one class of equity shares having par value of INR 10 per share. Each holder of equity shares is entitled to one vote per share. The dividend, if any, proposed by the Board of Directors will be subject to the approval of the shareholders in the ensuing Annual General Meeting.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive assets of the Company remaining after settlement of all liabilities. The distribution will be in proportion to the number of equity shares held by the shareholders.

(c) Shares held by holding/ ultimate holding company and/ or their subsidiaries/ associates

	31 March 2016	31 March 2015
Vedanta Limited (formerly Sesa Sterlite Limited), the holding company	444.52	351.14
44.45 crore (31 March 2015: 35.11 crore) equity shares of INR 10 each fully paid
Twin Star Mauritius Holdings Limited, subsidiary of Vedanta Limited	645.49	738.87
64.55 crore (31 March 2015: 73.89 crore) equity shares of INR 10 each fully paid
Sesa Resources Limited, subsidiary of Vedanta Limited	32.70	32.70
3.27 crore (31 March 2015: 3.27 crore) equity shares of INR 10 each fully paid

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2016

(All amounts are in INR crore, unless otherwise stated)

(d) Aggregate number of shares issued for consideration other than cash during the period of five years immediately preceding the reporting date:

The Company has issued total 0.96 crore (31 March 2015: 1.46 crore) equity shares during the period of five years immediately preceding the reporting date on exercise of options granted under the employee stock option plan (ESOP scheme) wherein part consideration was received in form of employee services. No other equity shares have been issued for consideration other than cash during the period five years immediately preceding the end of current period.

(e) Aggregate number and class of shares bought back during the period of five years immediately preceding the reporting date:

The Company bought back 3.67 crore equity shares (31 March 2015: 3.67 crore) during the period of five years immediately preceding the reporting date.

(f) Details of shareholders holding more than 5% shares in the Company

	31 March 2016		31 March 2015
	No. crore	% holding in the class	No. crore	% holding in the class
Equity shares of INR 10 each fully paid
Twin Star Mauritius Holdings Limited	64.55	34.43%	73.89	39.41%
Vedanta Limited	44.45	23.71%	35.11	18.73%
Cairn UK Holdings Limited	18.41	9.82%	18.41	9.82%
Life Insurance Corporation of India	16.98	9.06%	16.98	9.06%

As per records of the Company, including its register of shareholders/ members, the above shareholding represents legal ownerships of shares.

(g) Shares reserved for issue under options

For details of shares reserved for issue under the ESOP scheme of the Company, refer Note no 27.

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2016

(All amounts are in INR crore, unless otherwise stated)

4. Reserves and surplus

	31 March 2016	31 March 2015
Securities premium account
Balance as per the last financial statements	19,042.96	20,107.23
Add: additions on employee stock options exercised	—	14.03
Less: adjustment on account of buy back of equity shares	—	(1,086.49)
Add: transferred from stock options outstanding	0.26	8.19

Closing Balance	19,043.22	19,042.96
Capital redemption reserve
Balance as per the last financial statements	36.70	3.27
Add: transferred from general reserve on buy back of equity shares	—	33.43

Closing Balance	36.70	36.70
Employee stock options outstanding
Balance as per the last financial statements	229.13	208.04
Add: Stock options charge for the year	33.65	82.88
Less: Stock options cancelled during the year	(14.66)	(53.60)
Less: transferred to securities premium on exercise of stock options	(0.26)	(8.19)

Closing Balance	247.86	229.13
General reserve
Balance as per the last financial statements	3,658.08	3,691.51
Add: Amount transferred on account of cancellation of equity settled and cash settled options [net of tax liability of INR 1.12 crore (31 March 2015 : INR Nil)]	14.90	—
Less: transferred to capital redemption reserve on account of buy back of equity shares	—	(33.43)

Closing Balance	3,672.98	3,658.08
Surplus in the statement of profit and loss
Balance as per the last financial statements	34,028.48	31,520.01
(Loss)/Profit for the year	(9,431.88)	4,479.60
Less: Appropriations
Proposed final equity dividend [amount per share INR 3.00 (31 March 2015: INR 4.00)]	(562.46)	(749.94)
Tax on proposed final equity dividend	(117.23)	(149.94)
Interim equity dividend [amount per share INR Nil (31 March 2015: INR 5.00)]	—	(937.37)
Reversal of final dividend for earlier year*	—	21.73
Tax on interim dividend	—	(159.30)
Reversal of tax on final dividend for earlier year*	—	3.69

Net surplus in the statement of profit and loss	23,916.91	34,028.48

Total reserves and surplus	46,917.69	56,995.35

*	The Company had bought back 3.34 crore equity shares during the previous year, prior to declaration of final dividend for FY 2013-14. Hence, accrual for final dividend of INR 21.73 crore and tax thereon INR 3.69 crore made during the FY 2013-14, on these shares, was reversed in the previous year.

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2016

(All amounts are in INR crore, unless otherwise stated)

5. Provisions

	Long-term		Short-term
	31 March 2016	31 March 2015	31 March 2016	31 March 2015
Provision for employee benefits
Provision for employee stock options (cash settled)*	4.32	5.73	2.80	1.44
Provision for gratuity (refer note 26)	—	—	20.38	17.72
Provision for compensated absences	—	—	17.83	17.21

	4.32	5.73	41.01	36.37

Other provisions
Provision for site restoration**	1,820.07	1,612.52	—	—
Provision for taxation (net of advance tax)	—	—	—	119.78
Proposed equity dividend	—	—	562.46	749.94
Provision for tax on proposed equity dividend	—	—	114.50	149.94

	1,820.07	1,612.52	676.96	1,019.66

	1,824.39	1,618.25	717.97	1,056.03

	31 March 2016	31 March 2015
* Provision for employee stock options (cash settled) [refer note 2.1 (r) above]
Opening Balance	7.17	7.78
Additions for the year	1.32	1.67
Payments during the year	—	(0.19)
Reversed during the year	(1.37)	(2.09)

Closing Balance	7.12	7.17

** Provision for site restoration [refer note 2.1 (c) above]
Opening balance	1,612.52	3,108.26
Additions during the year	207.55	20.82
Reversed during the year	—	(1,516.56)

Closing balance	1,820.07	1,612.52

6. Other current liabilities

	31 March 2016	31 March 2015
Trade payables	1,038.42	919.23
Other liabilities
Others
Statutory dues payable	114.51	136.40
Interest accrued on other than borrowings	13.36	84.24
Profit petroleum payable	449.15	87.43
Unpaid/unclaimed dividend	287.85	213.95
Liabilities for fixed assets	2,154.55	2,576.75

	3,019.42	3,098.77

	4,057.84	4,018.00

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2016

(All amounts are in INR crore, unless otherwise stated)

7. Tangible assets

	Freehold land	Leasehold land	Buildings	Plant and machinery	Office equipments	Furniture & fixtures	Leasehold improvements	Vehicles	Oil and gas producing facilities	Total
Cost or valuation
At 1 April 2014	1.91	152.05	1,557.95	7,175.51	180.53	29.97	28.16	7.70	9,133.38	18,267.16
Additions for the year	—	6.00	423.91	2,845.05	149.88	126.86	49.83	2.97	1,208.38	4,812.88
Disposals	—	—	—	(0.76)	(18.49)	(4.18)	—	—	(1,516.56)	(1,539.99)

At 31 March 2015	1.91	158.05	1,981.86	10,019.80	311.92	152.65	77.99	10.67	8,825.20	21,540.05
Additions for the year	8.40	—	48.48	696.91	10.27	0.90		—	2,079.14	2,844.10
Disposals	—	—	—	(0.06)	(14.41)	(16.33)	(1.53)	—	—	(32.33)

At 31 March 2016	10.31	158.05	2,030.34	10,716.65	307.78	137.22	76.46	10.67	10,904.34	24,351.82
Depreciation and Depletion
At 1 April 2014	—	50.67	414.42	2,492.77	113.98	11.45	28.15	3.05	5,269.02	8,383.51
Charge for the year	—	54.23	669.70	2,905.15	35.26	29.22	2.08	4.03	1,022.58	4,722.25
Disposals	—	—	—	(0.11)	(17.71)	(2.64)	—	—	—	(20.46)

At 31 March 2015	—	104.90	1,084.12	5,397.81	131.53	38.03	30.23	7.08	6,291.60	13,085.30
Charge for the year	—	15.17	264.15	1,456.43	55.09	31.04	8.30	0.97	1,301.63	3,132.78
Disposals	—	—		(0.05)	(14.22)	(16.31)	(1.53)			(32.11)

At 31 March 2016	—	120.07	1,348.27	6,854.19	172.40	52.76	37.00	8.05	7,593.23	16,185.97
Net Block

At 31 March 2015	1.91	53.15	897.74	4,621.99	180.39	114.62	47.76	3.59	2,533.60	8,454.75

At 31 March 2016	10.31	37.98	682.07	3,862.46	135.38	84.46	39.46	2.62	3,311.11	8,165.85

The above gross block includes INR 24,134.79 crore (31 March 2015: INR 21,321.08 crore) jointly owned with the joint venture partners. Accumulated depreciation on these assets is INR 16,051.13 crore (31 March 2015: INR 12,959.67 crore) and net book value is INR 8,083.65 crore (31 March 2015: INR 8,361.41 crore).

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2016

(All amounts are in INR crore, unless otherwise stated)

8. Intangible assets

	Goodwill	Computer Software	Total
Gross block
At 1 April 2014	15,152.24	176.31	15,328.55
Additions for the year	—	18.58	18.58
Deletions	—	(2.13)	(2.13)

At 31 March 2015	15,152.24	192.76	15,345.00
Additions for the year		10.37	10.37
Deletions		(5.21)	(5.21)

At 31 March 2016	15,152.24	197.92	15,350.16
Amortization
At 1 April 2014	—	136.38	136.38
Charge for the year	—	32.27	32.27
Deletions	—	(2.09)	(2.09)

At 31 March 2015	—	166.56	166.56
Charge for the year	—	19.32	19.32
Deletions	—	(5.21)	(5.21)

At 31 March 2016	—	180.67	180.67
Impairment loss
At 1 April 2015	—	—	—
Charge for the year	11,389.63	—	11,389.63

At 31 March 2016	11,389.63	—	11,389.63
Net block

At 31 March 2015	15,152.24	26.20	15,178.44

At 31 March 2016	3,762.61	17.25	3,779.86

The goodwill of Cairn India Group arose on consolidation of financial statements of the Company with its subsidiaries and represents the difference between the cost of its investment in Cairn India Holdings Limited (‘CIHL’) and consolidated net book value of assets in CIHL, at the time of acquisition of shares in CIHL. The valuation of CIHL largely represented the cash flows expected from the RJ-ON-90/1 oil and gas field, which has been identified as a separate Cash Generating Unit (‘CGU’), in which CIHL held a participating interest through its step down subsidiary. Accordingly, the entire goodwill has been allocated to the said CGU for the purposes of impairment testing.

In the current period, following a downward revision in the long term crude oil outlook, the recoverable amount of RJ-ON-90/1 has been determined based on the fair value less costs of disposal approach using the discounted cash flow technique, leading to the above impairment charge. For the said purpose, cash flows expected to be generated by the projected production profiles of oil and natural gas over the expected tenure of the Production Sharing Contract (PSC) have been considered, and are based on the current estimates of reserves and risked resources. Reserves assumptions for fair value less costs of disposal consider all factors that a market participant would consider when valuing the asset, which are usually broader in scope than the reserves used in a value-in-use test. Discounted cash flow analysis, used to calculate fair value less costs of disposal uses oil price assumption for short-term (four years) which scales upto US$70 per barrel by March 2020, derived from a consensus of various analyst recommendations. Thereafter, oil prices have been inflated at a rate of 2.5% p.a. The cash flows are discounted using the post-tax nominal discount rate of 11.00 % derived from the Group’s post-tax weighted average cost of capital and has been adjusted for risks associated with the business including extension of the PSC, which is due for renewal in May 2020. However, the management, basis available legal advice, remains confident that PSC for the said field would be extended for an additional period of 10 years, on the existing terms, as commercial production of natural gas is expected to continue for a period of at least ten years after the completion of the initial contract period.

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2016

(All amounts are in INR crore, unless otherwise stated)

9. Development and Exploration assets in progress/under development

9.1 Development capital work in progress

	31 March 2016	31 March 2015
Opening balance	2,352.39	3,621.06
Add: Additions for the year	1,100.47	3,300.73
Add: Additions from exploration intangible assets under development	469.56	—
Less: Transferred to tangible assets	(2,589.12)	(4,569.40)
Less: Impairment loss*	(9.23)	—

Closing balance**	1,324.07	2,352.39

9.2 Exploration intangible assets under development

	31 March 2016	31 March 2015
Opening balance	3,554.28	2,075.83
Add: Additions for the year	466.37	3,081.69
Less: Transfer to Development Capital Work in Progress	(469.56)	—
Less: Exploration costs written off	(260.04)	(1,098.04)
Less: Impairment loss*	(274.94)	(505.20)

Closing balance	3,016.11	3,554.28

*	Due to fall in crude oil prices in the international market, the management is continuously reassessing its future strategy and is carrying on development and exploration only in regions where it believes that the reserves and resources are commercially viable. Accordingly, development and exploration activities have been suspended in certain fields and management has assessed the recoverable value of the entire oil and gas blocks to which they relate, being separate CGUs. The recoverable amounts have been determined based on the fair value less costs of disposal approach using the discounted cash flow technique, wherever the CGUs included some producing assets. For all other CGUs, where there are no oil and gas producing assets and activities have been suspended, the recoverable amounts have been assessed as nil.
**	represents INR 336.35 crore (31 March 2015: INR 1,010.14 crore) relating to oil and gas producing facilities and INR 987.72 crore (31 March 2015: INR 1,342.25 crore) relating to other tangible assets.

10. Deferred tax liabilities (net)

	31 March 2016	31 March 2015
Deferred tax liabilities
Fixed assets: Impact of difference between tax depreciation and book depreciation/amortization and impairment charged for the financial reporting	1,118.46	1,283.90
Gain on sale of bonus units of Mutual Fund taxable in future years	88.02	115.43

Gross deferred tax liabilities	1,206.48	1,399.33
Deferred tax assets
Impact of expenditure charged to the statement of profit and loss in the current year but allowed for tax purposes on payment basis	15.63	12.06
Brought forward capital losses	88.02	44.24
Provision for dimunition in long term investment	—	71.20

Gross deferred tax assets	103.65	127.50

Net deferred tax liabilities	1,102.83	1,271.83

In accordance with the provisions of Accounting Standard 22 ‘Accounting for taxes on income’, the Company would have had deferred tax assets of INR 256.27 crore (31 March 2015: INR 144.02 crore) in respect of additional accumulated capital losses. However, as the management is not virtually certain of subsequent realization of the asset, the same has not been recognized in these financial statements.

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2016

(All amounts are in INR crore, unless otherwise stated)

11. Loans and advances

	Non-current		Current
	31 March 2016	31 March 2015	31 March 2016	31 March 2015
Unsecured and considered good
Capital advances	15.95	179.33	—	—
Security deposit	29.86	33.56	5.38	9.57
Loans and advances to related parties (refer note 29)	—	7,830.00	8,298.88	—
Advances recoverable in cash or kind	—	—	1,888.85	1,312.24

	45.81	8,042.89	10,193.11	1,321.81
Unsecured and considered doubtful				—
Advances recoverable in cash or kind	—	—	348.61	264.37
Less: provision	—	—	(348.61)	(264.37)

	—	—	—	—
Other loans and advances (unsecured and considered good)
Advance income-tax (net of provision)	262.91	151.10	224.31	227.76
Recoverable from statutory authorities	122.27	73.47	—
MAT credit entitlement	7,323.66	7,987.51	419.38	—
Safeguard duty paid under protest	—	18.46	18.46	—
Fringe benefit tax paid (net of provision)	—	—	0.17	0.17
Prepaid expenses	—	—	20.20	26.63

	7,708.84	8,230.54	682.52	254.56

	7,754.65	16,273.43	10,875.63	1,576.37

Notes:

a) Recoverable from statutory authorities includes INR 58.10 crore (31 March 2015: INR 58.10 crore) on account of education and secondary and higher education cess paid for the financial year 2013-14, for which the Cairn India Group has filed the refund applications pursuant to circular no 978/2/2014-CX issued by Central Board of Excise & Customs. The said refund applications have been rejected by the tax authorities, which have been appropriately challenged by the Cairn India Group before Commissioner (Appeal), and also a writ petition has been filed before Honorable Rajasthan High Court.

b) Considering the current business plans, including production profiles, oil price forecast and management’s expectation of an extension of the RJ-ON-90/1 PSC (refer note 8 above) the Group expects to recover the amount of MAT credit entitlement over its stipulated period of ten years from origination.

c) During the current year, the Group has utilized MAT credit aggregating to INR 251.72 crore (31 March 2015 : Nil) which has been set off against provision for tax. This comprises of INR 250.60 crore shown as a current tax charge and INR 1.12 crore adjusted against General Reserve.

12. Trade receivables

	Current
	31 March 2016	31 March 2015
Unsecured and considered good
Outstanding for a period exceeding six months from the date they are due for payment	—	—
Other receivables	257.08	1,124.97

	257.08	1,124.97

13. Other assets

	Non-current		Current
	31 March 2016	31 March 2015	31 March 2016	31 March 2015
Unsecured and considered good
Non-current bank balances (refer note 16)	2,339.74	954.90	—	—
Non-current inventory of stores and spares (refer note 15)	661.47	703.26	—	—
Revenue received short of entitlement interest	—	—	18.11	8.74
Insurance claim receivable	—	—	—	17.44
Interest accrued on loans and advances, deposits and investments	30.98	5.01	364.20	201.34

	3,032.19	1,663.17	382.31	227.52

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2016

(All amounts are in INR crore, unless otherwise stated)

14. Current investments (valued at lower of cost and fair value)

	31 March 2016	31 March 2015
Quoted mutual funds	3,656.08	4,705.65
Quoted bonds	6,316.54	6,012.70
Quoted Commercial Paper	243.84	—
Unquoted mutual funds	4,837.63	4,417.88
Unquoted certificate of deposits	—	97.19

	15,054.09	15,233.42

Aggregate amount of quoted investments [Market value: INR 11,038.30 crore (31 March 2015: INR 11,488.51 crore)]	10,216.46	10,718.35
Aggregate amount of unquoted investments	4,837.63	4,515.07

	15,054.09	15,233.42

15. Inventories (valued at lower of cost and net realizable value)

	Non-current		Current
	31 March 2016	31 March 2015	31 March 2016	31 March 2015
Finished goods (crude oil)*	—	—	189.20	140.61
Stores and spares	661.47	703.26	279.09	203.27

	661.47	703.26	468.29	343.88
Less: amount disclosed under other non-current assets	(661.47)	(703.26)	—	—

	—	—	468.29	343.88

*	includes stock in pipeline INR 120.71 crore (31 March 2015: INR 112.13 crore)

16. Cash and bank balances

	Non-current		Current
	31 March 2016	31 March 2015	31 March 2016	31 March 2015
Cash and cash equivalents
Balances with banks:
– Current accounts	—	—	58.26	3.80
– Deposits with original maturity of upto 3 months	—	—	1,130.82	10.73
– Unpaid dividend accounts	—	—	287.85	213.95
Cash on hand			0.01	0.01

	—	—	1,476.94	228.49
Other bank balances
– Deposits with original maturity for more than 12 months	2,081.27	782.22	828.48	173.66
– Deposits with original maturity for more than 3 months but upto 12 months	—	—	80.03	306.41
– Escrow account	—	—	—	143.13
– Site restoration fund	258.47	172.68	—	—

	2,339.74	954.90	908.51	623.20
Less: amount disclosed under other non-current assets	(2,339.74)	(954.90)	—	—

	—	—	2,385.45	851.69

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2016

(All amounts are in INR crore, unless otherwise stated)

17. Revenue from operations

	31 March 2016	31 March 2015
Sale of finished goods
Crude oil and condensate	10,640.90	19,121.93
Gas	302.97	224.07
Less: Government share of profit petroleum	(2,363.97)	(4,734.36)

	8,579.90	14,611.64
Sale of services (tolling income)	45.67	33.73
Other operating revenue (income received as operator from joint venture)	—	0.83

	8,625.57	14,646.20

18. Other income

	31 March 2016	31 March 2015
Interest income on
Bank deposits	67.94	39.01
Current investments	446.27	347.35
Loan to a related party	282.11	196.55
Others	0.78	0.74
Dividend income on current investments	0.01	—
Gain on sale of current investments (net)*	417.08	691.01
Exchange differences (net)	714.28	524.37
Other non-operating income**	79.95	10.24

	2,008.42	1,809.27

*	net off adjustment of INR 130.14 crore (31 March 2015: INR 18.98 crore) to carrying value of current investment on account of mark to market losses.
**	includes INR 62.74 crore (31 March 2015 : Nil) on account of reversal of provision of interest on income tax relating to earlier years.

19. (Increase)/Decrease in inventories of finished goods

	31 March 2016	31 March 2015
Inventories at the end of the year	189.20	140.61
Inventories at the beginning of the year	140.61	139.47

	(48.59)	(1.14)

20. Employee benefit expense

	31 March 2016	31 March 2015
Salaries, wages and bonus	652.96	773.88
Contribution to provident fund	28.73	32.37
Contribution to superannuation fund	11.64	15.09
Contribution to national pension scheme	0.55	—
Employee stock option scheme (refer note 27)	34.97	28.86
Gratuity expense (refer note 26)	12.20	8.78
Compensated absences	1.76	2.68
Staff welfare expenses	36.98	63.80

	779.79	925.46
Less: Cost recharged to related party (refer note 29)	(4.51)	—
Less: Cost allocated to joint ventures	(676.21)	(815.00)

	99.07	110.46

21. Depletion, depreciation and amortization expense

	31 March 2016	31 March 2015
Depreciation and depletion of tangible assets (refer note 7)	3,132.79	4,722.25
Amortization of intangible assets (refer note 8)	19.32	32.27
Less: Cost recharged to related party (refer note 29)	(0.86)	—
Less: Cost allocated to joint ventures	(44.10)	(57.25)
Less: Exceptional item (refer note 24)	—	(2,127.80)

	3,107.15	2,569.47

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2016

(All amounts are in INR crore, unless otherwise stated)

22. Finance costs

	31 March 2016	31 March 2015
Interest	21.73	15.01
Bank charges	0.47	0.74
Exchange difference to the extent considered as an adjustment to borrowing cost	4.87	4.72

	27.07	20.47
Less: Cost allocated to joint ventures	(0.11)	(0.13)

	26.96	20.34

23. Other expenses

	31 March 2016	31 March 2015
Data acquisition and analysis	7.07	0.05
Arbitration costs	2.71	1.43
Royalty	14.29	16.64
Legal and professional fees	156.11	247.29
Travelling and conveyance	30.80	52.45
Commission to independent directors	3.49	3.37
Share buy back expenses	—	1.83
Directors’ sitting fees	0.53	0.53
Contract employee charges	87.24	101.78
Rent	48.58	79.27
Rates and Taxes	33.21	33.33
Insurance	7.79	16.82
Corporate social responsibility expenditure (refer note 33)	49.45	68.46
Repairs and maintenance
Buildings	12.51	14.38
Others	35.28	54.38
Miscellaneous expenses	62.82	61.31

	551.88	753.32
Less: Cost recharged to related party (refer note 29)	(2.95)	—
Less: Cost allocated to joint ventures	(297.18)	(403.78)

	251.75	349.54

24. Exceptional items

	31 March 2016	31 March 2015
Depreciation charge for earlier years*	—	2,127.80
Impairment loss on
Goodwill (refer note 8)	11,389.63	—
Development work in progress (refer note 9.1)	9.23	—
Exploration intangible assets under development (refer note 9.2)	274.94	505.20

	11,673.80	2,633.00

*	Pursuant to the implementation of Schedule II of Companies Act 2013, on 1 April 2014 the Group had retrospectively changed the method of depreciation on some of its oil and gas assets from ‘Straight Line’ method to the ‘Unit of Production’ method. The additional charge of INR 2,127.80 crore due to the same for the period up to 31 March 2014 had been disclosed as an exceptional item for year ended 31 March 2015.

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2016

(All amounts are in INR crore, unless otherwise stated)

25. (Loss)/Earnings per share (EPS)

The following reflects the profit and share data used in the basic and diluted EPS computations:

	31 March 2016	31 March 2015
(Loss)/Profit for the year as per Statement of Profit & Loss	(9,431.88)	4,479.60
(used for calculation of both basic and diluted EPS)
Exceptional item [net of tax credit of INR 97.09 crore ( 31 March 2015: INR 571.60 crore)]	11,576.71	2,061.40
Profit for the year before exceptional items	2,144.83	6,541.00

	No. crore	No. crore
Weighted average number of equity shares in calculating basic EPS	187.48	187.85
Effect of dilution:
Stock options granted under employee stock options	0.52	0.58
Weighted average number of equity shares in calculating diluted EPS	188.00	188.43
(Loss)/Earnings per equity share in INR
Computed on the basis of profit for the year before exceptional items
Basic	11.44	34.82
Diluted	11.41	34.71
Computed on the basis of (loss)/profit for the year
Basic	(50.31)	23.85
Diluted*	(50.31)	23.77

*	considered anti dilutive for the current year.

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2016

(All amounts are in INR crore, unless otherwise stated)

26. Gratuity

Cairn India Group has a defined benefit gratuity plan for its employees. Under the gratuity plan, every employee who has completed atleast five years of service gets a gratuity on departure @ 15 days of last drawn salary for each completed year of service. The scheme is funded with an insurance company in the form of qualifying insurance policy.

The following tables summarize the components of net benefit expense recognized in the statement of profit and loss, the funded status and amounts recognized in the balance sheet for the respective plans.

Statement of profit and loss

Net employee benefit expense recognized in the employee cost

	31 March 2016	31 March 2015
Current service cost	9.26	8.11
Interest cost on benefit obligation	3.79	4.05
Expected return on plan assets	(2.43)	(2.74)
Net actuarial (gain) / loss recognized in the year	1.58	(0.64)

Net benefit expense	12.20	8.78

Actual return on plan assets	2.57	2.30

Balance sheet

Benefit asset/ liability

	31 March 2016	31 March 2015
Present value of defined benefit obligation	59.00	48.56
Fair value of plan assets	38.62	30.84

Plan asset / (liability)	(20.38)	(17.72)

Changes in the present value of the defined benefit obligation are as follows

	31 March 2016	31 March 2015
Opening defined benefit obligation	48.56	45.03
Current service cost	9.26	8.11
Interest cost	3.79	4.05
Benefits paid	(3.82)	(7.55)
Actuarial (gains) / losses on obligation	1.21	(1.08)

Closing defined benefit obligation	59.00	48.56

Changes in the fair value of plan assets are as follows:

	31 March 2016	31 March 2015
Opening fair value of plan assets	30.84	29.58
Expected return	2.43	2.74
Contributions by employer	9.54	6.51
Benefits paid	(3.82)	(7.55)
Actuarial gains / (losses)	(0.37)	(0.44)

Closing fair value of plan assets	38.62	30.84

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2016

(All amounts are in INR crore, unless otherwise stated)

Cairn India Group’s expected contribution to the fund in the next year is INR 10.27 crore (31 March 2015: INR 11.47 crore).

The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

	31 March 2016	31 March 2015
Investments with insurer	100%	100%

The principal assumptions used in determining gratuity liability for the Groups’s plans are shown below:

	31 March 2016	31 March 2015
Discount rate	8.00%	7.80%
Future salary increase—National/ Expat	10.00%/ 2.00%	10.00%/ NA
Expected rate of return on assets	8.00%	9.45%
Employee turnover—National/ Expat	8.00%/13.00%	8.00%/ NA
Mortality rate	IALM (2006 - 08)	IALM(2006 - 08)

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors, such as supply and demand in the employment market.

The overall expected rate of return on assets is determined based on the market prices prevailing on that date, applicable to the period over which the obligation is to be settled.

Amounts for the current and previous four periods are as follows:

	31 March 2016	31 March 2015	31 March 2014	31 March 2013	31 March 2012
Defined benefit obligation	59.00	48.56	45.03	36.76	26.98
Plan assets	38.62	30.84	29.58	23.53	18.60

Surplus / (deficit)	(20.38)	(17.72)	(15.45)	(13.23)	(8.38)

Experience adjustments on plan assets	(0.24)	(0.44)	0.05	0.04	0.01

Experience adjustments on plan liabilities	(2.22)	(0.07)	(3.96)	(3.74)	(3.08)

Cairn India Group is maintaining a fund with the Life Insurance Corporation of India (LIC) to meet its gratuity liability. The present value of the plan assets represents the balance available with the LIC as at the end of the year. The total value of plan assets is as certified by the LIC.

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2016

(All amounts are in INR crore, unless otherwise stated)

27. Employee stock option plans

Cairn India Group has provided various share based payment schemes to its employees. During the year ended 31 March 2016, the following schemes were in operation:

Particulars	CIPOP	CIESOP	CIPOP Phantom	CIESOP Phantom
Date of Board Approval	17-Nov-06	17-Nov-06	Not applicable	Not applicable
Date of Shareholder’s approval	17-Nov-06	17-Nov-06	Not applicable	Not applicable
Number of options granted till March 2016	16,167,131	30,112,439	4,831,955	758,370
Method of Settlement	Equity	Equity	Cash	Cash
Vesting Period	3 years from grant date	3 years from grant date	3 years from grant date	3 years from grant date
Exercise Period	3 months from vesting date	7 years from vesting date	Immediately upon vesting	Immediately upon vesting

Number of options granted till 31 March 2016

Date of Grant	CIPOP	CIESOP	CIPOP Phantom		CIESOP Phantom
24-Nov-06	—	—	—		—
01-Jan-07	1,708,195	3,467,702	—		—
20-Sep-07	3,235,194	5,515,053	—		—
29-Jul-08	789,567	3,773,856	822,867		324,548
10-Dec-08	—	36,040	—		38,008
22-Jun-09	—	—	69,750		—
29-Jul-09	994,768	5,405,144	1,230,416	*	211,362
27-Jul-10	584,144	3,027,463	614,999	*	93,572
23-Dec-10	—	—	23,645		—
26-Jul-11	1,006,415	4,733,714	390,654		66,385
23-Jul-12	890,501	4,153,467	441,624		24,495
23-Jul-13	3,290,997	—	432,259		—
22-Jul-14	3,667,350	—	744,272		—
17-Nov-14	—	—	61,469		—

Total	16,167,131	30,112,439	4,831,955		758,370

*	includes 169,944 & 260,288 options converted from CIPOP to CIPOP Phantom in 29-Jul-09 & 27-Jul-10 grants respectively during the financial year 2011-12.

The vesting conditions of the above plans are as under-

CIPOP plan (including phantom options)

Options will vest (i.e., become exercisable) at the end of a “performance period” which has been set by the remuneration committee at the time of grant (although such period will not be less than three years). However, the percentage of an option which vests on this date will be determined by the extent to which pre-determined performance conditions have been satisfied. Phantom options are exercisable proportionate to the period of service rendered by the employee subject to completion of one year.

CIESOP plan (including phantom options)

There are no specific vesting conditions under CIESOP plan other than completion of the minimum service period. Phantom options are exercisable proportionate to the period of service rendered by the employee subject to completion of one year.

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2016

(All amounts are in INR crore, unless otherwise stated)

Details of activities under employees stock option plans

CIPOP Plan	31 March 2016		31 March 2015
	Number of options	Weighted average exercise price in INR	Number of options	Weighted average exercise price in INR
Outstanding at the beginning of the year	6,199,640	10.00	4,439,313	10.00
Granted during the year	Nil	10.00	3,667,350	10.00
Expired during the year	Nil	NA	Nil	NA
Exercised during the year	9,729	10.00	11,270	10.00
Forfeited / cancelled during the year	1,128,265	10.00	1,895,753	10.00
Outstanding at the end of the year	5,061,646	10.00	6,199,640	10.00
Exercisable at the end of the year	18,270	10.00	Nil	NA

Weighted average fair value of options granted on the date of grant is NA (31 March 2015: INR 300.67)

Weighted average share price at the date of exercise of stock options is INR 144.82 (31 March 2015: INR 297.18 )

CIESOP Plan	31 March 2016		31 March 2015
	Number of options	Weighted average exercise price in INR	Number of options	Weighted average exercise price in INR
Outstanding at the beginning of the year	10,388,430	303.43	12,523,078	300.76
Granted during the year	Nil	NA	Nil	NA
Expired during the year	Nil	NA	Nil	NA
Exercised during the year	Nil	NA	644,901	227.68
Forfeited / cancelled during the year	786,229	314.00	1,489,747	313.80
Outstanding at the end of the year	9,602,201	302.56	10,388,430	303.43
Exercisable at the end of the year	9,602,201	302.56	7,425,117	294.08

Weighted average fair value of options granted on the date of grant is NA (31 March 2015: NA)

Weighted average share price at the date of exercise of stock options is NA (31 March 2015: INR 320.24)

CIPOP Plan – Phantom options	31 March 2016		31 March 2015
	Number of options	Weighted average exercise price in INR	Number of options	Weighted average exercise price in INR
Outstanding at the beginning of the year	1,046,501	10.00	598,774	10.00
Granted during the year	Nil	NA	805,741	10.00
Expired during the year	Nil	NA	Nil	NA
Exercised during the year	Nil	NA	Nil	NA
Forfeited / cancelled during the year	221,317	10.00	358,014	10.00
Outstanding at the end of the year	825,184	10.00	1,046,501	10.00
Exercisable at the end of the year	Nil	NA	Nil	NA

Weighted average fair value of options granted on the date of grant is NA (31 March 2015: INR 180.27)

Weighted average share price at the date of exercise of stock options is NA (31 March 2015: NA)

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2016

(All amounts are in INR crore, unless otherwise stated)

CIESOP Plan – Phantom options	31 March 2016		31 March 2015
	Number of options	Weighted average exercise price in INR	Number of options	Weighted average exercise price in INR
Outstanding at the beginning of the year	14,174	326.85	34,316	327.11
Granted during the year	Nil	NA	Nil	NA
Expired during the year	Nil	NA	Nil	NA
Exercised during the year	Nil	NA	Nil	NA
Forfeited / cancelled during the year	14,174	326.85	20,142	327.29
Outstanding at the end of the year	Nil	NA	14,174	326.85
Exercisable at the end of the year	NA	NA	Nil	NA

Scheme	Range of exercise price in INR	No. of options outstanding	Weighted average remaining contractual life of options (in years)	Weighted average exercise price in INR
The details of exercise price for stock options outstanding as at 31 March 2016 are:
CIPOP Plan	10.00	5,061,646	0.86	10.00
CIESOP Plan	160-331.25	9,602,201	NA	302.56
CIPOP Plan – Phantom options	10.00	825,184	1.06	10.00
CIESOP Plan – Phantom options	NA	Nil	NA	NA
The details of exercise price for stock options outstanding as at 31 March 2015 are:
CIPOP Plan	10.00	6,199,640	2.58	10.00
CIESOP Plan	160-331.25	10,388,430	0.31	303.43
CIPOP Plan – Phantom options	10.00	1,046,501	1.91	10.00
CIESOP Plan – Phantom options	326.85	14,174	0.31	326.85

Effect of Employees Stock Option Plans on Financial Position

Effect of the employee share-based payment plans on the statement of profit and loss and on its financial position:

Particulars	31 March 2016	31 March 2015
Total Employee Compensation Cost pertaining to share-based payment plans	34.97	28.86
Compensation Cost pertaining to equity-settled employee share-based payment plan included above	33.65	29.27
Compensation Cost pertaining to cash-settled employee share-based payment plan included above	1.32	(0.41)
Equity settled employee stock options outstanding as at year end	247.86	229.13
Liability for cash settled employee stock options outstanding as at year end	7.12	7.17

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2016

(All amounts are in INR crore, unless otherwise stated)

Inputs for Fair valuation of Employees Stock Option Plans

The Share Options have been fair valued using an Option Pricing Model (Black Scholes Model). The main inputs to the model and the Fair Value of the options granted during the current year and previous year, based on an independent valuation, are as under:

Variables – CIPOP

Grant date	22-Jul-14
Stock Price/fair value of the equity shares on the date of grant (INR)	345.35
Vesting date	22-Jul-17
Vesting %	Refer vesting conditions
Volatility	27.95%
Risk free rate	8.36%
Time to maturity (years)	3.13
Exercise price (INR)	10.00
Fair Value of the options (INR)	300.67

Variables – CIPOP Phantom

Grant date	17-Nov-14	22-Jul-14
Stock Price/fair value of the equity shares on the reporting date (INR)	213.85	213.85
Vesting date	17-Nov-17	22-Jul-17
Vesting %	Refer vesting conditions	Refer vesting conditions
Volatility	40.31%	42.37%
Risk free rate	7.10%	7.01%
Time to maturity (years)	1.63	1.31
Exercise price (INR)	10.00	10.00
Fair Value of the options (INR)	138.55	139.58

Volatility is the measure of the amount by which the price has fluctuated or is expected to fluctuate during the period. The measure of volatility used in Black-Scholes option-pricing model is the annualized standard deviation of the continuously compounded rates of return on the stock over a period of time. Time to maturity /expected life of options is the period for which the Cairn India Group expects the options to be live. Time to maturity has been calculated as an average of the minimum and maximum life of the options.

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2016

(All amounts are in INR crore, unless otherwise stated)

28. Leases

Operating Lease: as lessee

Cairn India Group has entered into operating leases for office premises with a non-cancellable lease period of 3 years. There are no restrictions imposed by lease arrangements and there are no subleases. There are no contingent rents. The information with respect to non-cancellable leases are as under :

Particulars	31 March 2016	31 March 2015
Lease payments made during the year	25.27	24.34
Within one year of the balance sheet date	25.90	25.27
Due in a period between one year and three years	2.42	21.06

29. Related party disclosures

Names of related parties and related party relationship

Related parties where control exists

Holding / Ultimate holding company	Vedanta Resources Plc.
Vedanta Resources Holdings Limited
Volcan Investments Limited
Vedanta Limited (formerly Sesa Sterlite Limited)
Enterprises controlled by the Company	Cairn Enterprise Centre

Related parties with whom transactions have taken place

Fellow subsidiaries	Twin Star Mauritius Holdings Limited *
Sesa Resources Limited
THL Zinc Limited

*	also has significant influence over the Company.

Key management personnel	Mayank Ashar, Managing Director and Chief Executive Officer (from 17 November 2014)
Sudhir Mathur, Chief Financial Officer (Interim head, from 2 May 2014 to 16 November 2014)
P. Elango, Wholetime Director and Interim Chief Executive officer (upto 2 May 2014)

Related party transactions

The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial year:

Nature of the Transactions	Related Party	31 March 2016	31 March 2015
Unsecured loan given (see note b)	THL Zinc Limited	—	7,830.00
Reimbursement of expenses	Vedanta Limited	3.08	4.64
	Vedanta Resources Plc.	13.40	0.00

	Total	16.48	4.64
Recovery of expenses	Vedanta Limited	8.32	—

	Total	8.32	—
Corporate social responsibility expenditure	Cairn Enterprise Centre	22.97	3.21

	Total	22.97	3.21
Interest income on unsecured loan (see note b)	THL Zinc Limited	282.11	196.55
Interest income on bonds	Vedanta Resources Plc.	43.82	31.18

	Total	325.93	227.73
Guarantee received (see note b)	Vedanta Resources Plc.	—	7,830.00

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2016

(All amounts are in INR crore, unless otherwise stated)

Nature of the Transactions (continued)	Related Party	31 March 2016	31 March 2015
Dividend Paid	Vedanta Limited	177.81	403.81
	Twin Star Mauritius Holdings Limited	258.19	849.70
	Sesa Resources Limited	13.08	37.61

	Total	449.08	1,291.12
Remuneration to key management personnel (see note a)	Mayank Ashar	16.65	6.07
	Sudhir Mathur	—	2.61
	P. Elango	—	1.27

	Total	16.65	9.95

Balances outstanding as at the end of the year:

Nature of the Balance	Related Party	31 March 2016	31 March 2015
Unsecured loan and interest thereon	THL Zinc Limited	8,312.87	7,849.88
Investment in bonds (at carrying value) (see note c)	Vedanta Resources Plc.	389.40	513.54
Interest accrued on bonds	Vedanta Resources Plc.	13.00	12.42
Guarantee Received	Vedanta Resources Plc.	8,293.13	7,830.00
Current assets including trade receivables	Vedanta Limited	5.75	—
Other current liabilities including trade payables	Vedanta Limited	0.22	0.82
	Cairn Enterprise Centre	16.93	0.40

Notes:

(a) Remuneration to the key management personnel does not include provisions made for gratuity and leave benefits, as the same is determined on an actuarial basis for the Cairn India Group as a whole.

(b) The loan of USD 1,250 million equivalent to INR 8,293.13 crore (31 March 2015: INR 7,830.00 crore) to THL Zinc Limited carries an floating rate of interest rate of 3% + LIBOR and is repayable after two years from the date of disbursement and is backed by a corporate guarantee from Vedanta Resources Plc.

(c) The carrying value of bonds is after adjusting marked to market losses of INR 185.39 crore (31 March 2015 INR 60.40 crore).

30.	Capital and other commitments

Capital commitments (net of advances)

Cairn India Group’s share of Joint Ventures’ Exploration activities and Development activities : Nil (31 March 2015: INR 442.60 crore) and INR 160.62 crore (31 March 2015: INR 1,822.08 crore) respectively.

Other commitments

Cairn India Group’s share of Joint Ventures’ minimum exploration commitments as per the production sharing contracts : INR 114.48 crore (31 March 2015: INR 2,123.49 crore).

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2016

(All amounts are in INR crore, unless otherwise stated)

31. Contingent liabilities

a. Ravva Joint Venture Arbitration proceedings : Base Development Cost

Ravva joint venture had received the notice from Ministry of Petroleum & Natural Gas, Government of India (GOI) for the period from 2000-2005 for USD 129 million for an alleged underpayment of profit petroleum to the Indian Government, out of which, Group’s share will be USD 29 million (approximately INR 192.34 crore) [31 March 2015: USD 29 million (approximately INR 181.65 crore)] plus potential interest at applicable rate (LIBOR plus 2% as per PSC).

This claim relates to the Indian Government’s allegation that the Ravva JV had recovered costs in excess of the Base Development Costs (“BDC”) cap imposed in the PSC and that the Ravva JV had also allowed these excess costs in the calculation of the Post Tax Rate of Return (PTRR). Joint venture partners initiated the arbitration proceedings and Arbitration Tribunal published the Award on 18 January 2011 at Kuala Lumpur, allowing claimants (including the Company) to recover the Development costs spent to the tune of USD 278 million and disallowed over run of USD 22.3 million spent in respect of BDC along with 50% legal costs reimbursable to the Joint venture partners. High Court of Kuala Lumpur dismissed Government of India’s (GOI) application of setting aside the part of the Award on 30 August 2012 with costs. However, GOI appealed against the High Court’s order before the Court of Appeal and the same has dismissed GOI’s appeal on 27 June 2014. GOI still preferred to challenge the same before the Federal Court, Kuala Lumpur and their Leave to Appeal is currently due for hearing before Federal Court on 17 May 2016. GOI has also issued Show Cause Notice on this matter which the Company has replied to and also filed an application for enforcement of Award before Delhi High Court as an abundant caution. Next hearing is due on 29 April 2016. Furthermore, GOI is yet to agree on quantum of arbitration costs & expenses (legal fees and expenses) for reimbursing to the companies as per the Award. Therefore, the Companies have approached the Tribunal to quantify the costs. The GOI has obtained a stay order from Hon’ble High Court of Delhi, on 14 August 2015, against the Tribunal proceedings on quantum of arbitration costs on the grounds of Tribunal being functus officio. Cairn has filed an appeal before the Hon’ble High Court of Delhi against the aforesaid ‘stay order’ granted by the Hon’ble High Court of Delhi against the Tribunal ‘proceedings on determination of costs’. The matters are due for hearing on 3 October 2016 and 26 April 2016 respectively.

b. Ravva Joint Venture Arbitration proceedings: ONGC Carry

The Company is involved in a dispute with GOI relating to the calculation of payments that it was required to make in connection with the Ravva field. The Ravva PSC obliges the Company to pay proportional share of ONGC’s exploration, development, production and contract costs in consideration for ONGC’s payment of costs related to construction and other activities it conducted in Ravva prior to the effective date of the Ravva PSC (the ‘‘ONGC Carry’’). The question as to how the ONGC Carry is to be calculated, along with other issues, was submitted to an international arbitration panel in August 2002 which rendered a decision on the ONGC Carry in the Company’s favour and four other issues in favour of GOI in October 2004 (“Partial Award”). The GOI filed a challenge to the ONGC Carry decision in the Malaysian courts, as Kuala Lumpur was the seat of the arbitration. The Federal Court of Malaysia which adjudicated the matter on 11 October 2011, upheld the Partial Award. Company persuaded with Ministry of Petroleum and Natural Gas (MoPNG) to implement the Partial Award while reconciling the statement of accounts as outlined in Partial Award ever since the Federal Court adjudication in place. However, MoPNG has issued a Show Cause Notice on 10 July 2014 alleging that profit petroleum has been short-paid. The Company had requested for Tribunal’s reconstitution to publish the Final Award since it has retained the jurisdiction if parties are unable to agree on quantification sums due and payable to each other pursuant to the Partial Award. Accordingly, Tribunal was reconstituted and the next hearing is scheduled in June 2016. While the Company does not believe the GOI will be successful in its challenge, if the arbitral award is reversed and such reversal is binding, the Company could be liable for up to approximately USD 63.90 million (approximately INR 423.94 crore) [31 March 2015: USD 63.90 million (approximately INR 400.26 crore)] plus interest.

c. Service tax

Cairn India Group has received ten show cause notices (SCN’s) relating to the period 1 April 2006 to 31 March 2015, citing non-payment of service tax on various services. Out of ten SCN ‘s, nine SCN’s have been adjudicated by the department relating to the period 1 April 2006 to 31 March 2014 for which the Group has filed an appeal. Further, with respect to the last SCN, relating to the period 1 April 2014 to 31 March 2015, Group is in the process of filing the reply.

Should future adjudication go against the Group, it will be liable to pay service tax of approximately INR 49.53 crore (31 March 2015: INR 119.41 crore) plus potential interest of approximately INR 68.55 crore (31 March 2015: INR 132.70 crore), although this could be recovered in part, where it relates to services provided to Joint Venture of which the Group is operator.

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2016

(All amounts are in INR crore, unless otherwise stated)

d. Tax holiday on gas production

Section 80-IB (9) of the Income Tax Act, 1961 allows the deduction of 100% of profits from the commercial production or refining of mineral oil. The term ‘mineral oil’ is not defined but has always been understood to refer to both oil and gas, either separately or collectively.

The 2008 Indian Finance Bill appeared to remove this deduction by stating [without amending section 80-IB (9)] that “for the purpose of section 80-IB (9), the term ‘mineral oil’ does not include petroleum and natural gas, unlike in other sections of the Act”. Subsequent announcements by the Finance Minister and the Ministry of Petroleum and Natural Gas have confirmed that tax holiday would be available on production of crude oil but have continued to exclude gas.

The Company filed a writ petition to the Gujarat High Court in December 2008 challenging the restriction of section 80-IB to the production of oil. Gujarat High Court did not admit the writ petition on the ground that the matter needs to be first decided by lower tax authorities. A Special Leave Petition has been filed before Supreme Court against the decision of Gujarat High court. However in an another similar case, the Gujarat High Court has held that tax holiday benefit would extend to production of gas.

In the event this challenge is unsuccessful, the potential liability for tax and related interest on tax holiday claimed on gas is approximately INR 320.07 crore (31 March 2015: INR 282.01 crore).

e. Withholding tax on payments made on acquiring a subsidiary

In March 2014 the Company received a notice from the Indian Tax Authorities (“Tax Authorities”) alleging failure by the Company to withhold tax on the consideration paid to Cairn UK Holdings Limited (“CUHL”) in the year 2006-07, the then holding company. The said transaction relates to the acquisition of the shares of Cairn India Holdings Limited (“CIHL”), a 100% subsidiary of the Company, from CUHL during the financial year 2006-2007 as a part of group reorganization by the then ultimate parent company Cairn Energy Plc. Based upon the retrospective amendment(s) made in the year 2012 by inserting explanation 5 of section 9(1)(i) of the Income Tax Act, 1961, the Tax Authorities vide its order dated 11 March 2015, have raised a demand of approx. INR 20,494.73 crore (comprising tax of appox. INR 10,247.36 crore and interest of an equivalent amount) for not withholding tax on the consideration paid to CUHL, for acquiring shares of CIHL. Tax Authorities have stated in the said order that a short term capital gain of INR 24,503.50 crore accrued to CUHL on transfer of the shares of CIHL to the Company in financial year 2006-2007,on which tax should have been withheld by the Company. The Company understands that a tax demand has also been raised by the Tax Authorities on CUHL with respect to taxability of alleged capital gain earned by CUHL.

In this regard, Vedanta Resources Plc. filed a Notice of Claim against the Government Of India under the UK-India Bilateral Investment Treaty (the “BIT”) in order to protect its legal position and shareholder interests. Management has been advised that Vedanta Resources Plc. has a good case to defend as per provisions of BIT, the benefit of which would ultimately accrue to the Company.

Further, the Group has been advised that there could be no liability on the Company on account of not withholding the taxes in the year 2006-07 based on provisions of law prevailing at the time of transaction as the aforesaid retrospective amendment has cast an impossible obligation on the Company to deduct tax by having to predict and anticipate that the retrospective amendment will be made by legislature on a future date. The Company has approached the Hon’ble Delhi High Court against the said order and also filed an appeal before the Commissioner of Income Tax (Appeals) to defend its said position.

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2016

(All amounts are in INR crore, unless otherwise stated)

f.	South Africa Carry cost

As part of the farm-in agreement for Block 1, the Group is required to carry PetroSA up to a gross expenditure of USD 100 million (approximately INR 663.45 crore) for a work program including 3D and 2D seismic and at least one exploration well. At balance sheet date, USD 37 million (approximately INR 245.47 crore) has been spent in exploration expenditure and a USD 63 million carry (approximately INR 417.97 crore) (including drilling one well) remains. The Mineral and Petroleum Resources Development Bill has proposed several changes to the fiscal terms of contracts for companies currently operating in South Africa and for new exploration contracts which are currently under revision. In light of the given uncertainty, the management believes, which is also supported by legal advice, that it is possible but not probable that the liability of USD 63 million (approximately INR 417.97 crore) [31 March 2015: nil] could devolve on the Group and accordingly no provision has been recognized in respect of the same in these financial statements.

g.	Others

i) Pursuant to the provisions of the Rajasthan Entry Tax Act, 1999, an entry tax demand has been raised for INR 49.32 crore (31 March 2015: INR 11.85 crore) plus penalty and interest which Cairn India Group has contested before appellate authorities. Cairn India Group believes that this levy is not constitutionally valid and its Special Leave Petition in this regard is pending before the Honorable Supreme Court.

ii) Other claims raised by contractors and vendors of the Group INR 24.56 crore (31 March 2015: INR 32.51 crore)

Based on an analysis of the legal positions, the management is of the view that the liabilities in the cases mentioned in (a) to (g) above are not probable and accordingly no provision has been considered necessary there against.

32.	Derivative instruments and Unhedged foreign currency exposure

Cairn India Group did not take any derivative instruments during the current year / previous year.

Particulars of unhedged foreign currency exposures are as follows-

	31 March 2016	31 March 2015
Trade receivables	257.08	1,124.97
Investments	2,966.30	2,930.48
Cash and bank balances	3,171.21	1,270.37
Loans and advances and other assets	8,516.37	8,412.65
Other current liabilities including trade payables and provisions	2,361.88	3,408.38

33.	Details of Corporate Social Responsibility Expenditure

	31 March 2016	31 March 2015
(a) Gross amount required to be spent by the Company during the year	107.21	129.70
(b) Amount spent on
i) Construction/acquisition of any asset
Paid in cash/cash equivalents	—	—
Yet to be paid	—	—

Total	—	—

ii) On purposes other than (i) above (for CSR Projects)
Paid in cash/cash equivalents	21.80	55.07
Yet to be paid	27.65	13.39

Total*	49.45	68.46

*includes INR 22.97 Crore (Previous Year : INR 3.21 Crore) paid to a related party (refer Note 29)

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2016

(All amounts are in INR crore, unless otherwise stated)

34.	Oil & gas reserves and resources

Cairn India Group’s gross reserve estimates are updated atleast annually based on the forecast of production profiles, determined on an asset-by-asset basis, using appropriate petroleum engineering techniques. The estimates of reserves and resources have been derived in accordance with the Society for Petroleum Engineers “Petroleum Resources Management System (2007)”. The changes to the reserves are generally on account of future development projects, application of technologies such as enhanced oil recovery techniques and true up of the estimates. The management’s internal estimates of hydrocarbon reserves and resources at the period end, based on the current terms of the PSCs, are as follows:

Particulars	Gross proved and probable hydrocarbons initially in place		Gross proved and probable reserves and resources		Net working interest proved and probable reserves and resources
	(mmboe)		(mmboe)		(mmboe)
	31 March 2016	31 March 2015	31 March 2016	31 March 2015	31 March 2016	31 March 2015
Rajasthan MBA Fields	2,208	2,208	496	545	347	382
Rajasthan MBA EOR	—	—	225	226	158	158
Rajasthan Block Other Fields	4,189	3,833	471	505	330	353
Ravva Fields	706	684	39	47	9	11
CBOS/2 Fields	215	220	23	24	9	9
Other fields	481	481	74	74	36	36

Total	7,799	7,426	1,328	1,421	889	949

Cairn India Group’s net working interest proved and probable reserves is as follows:

Particulars	Proved and probable reserves		Proved and probable reserves (developed)
	Oil	Gas	Oil	Gas
	(mmstb)	(bscf)	(mmstb)	(bscf)
Reserves as of 1 April 2014*	261.98	71.26	168.22	18.27
Additions / revision during the year	5.63	20.79	25.66	11.38
Production during the year	47.67	5.72	47.67	5.72

Reserves as of 31 March 2015**	219.94	86.33	146.21	23.93

Additions / revision during the year	(13.83)	(24.96)	44.42	10.85
Production during the year	45.91	6.32	45.91	6.32

Reserves as of 31 March 2016***	160.20	55.05	144.73	28.46

*	Includes probable oil reserves of 84.23 mmstb (of which 32.08 mmstb is developed) and probable gas reserves of 51.70 bscf (of which 9.15 bscf is developed)
**	Includes probable oil reserves of 67.81. mmstb (of which 23.43 mmstb is developed) and probable gas reserves of 62.71 bscf (of which 7.03 bscf is developed)
***	Includes probable oil reserves of 40.05 mmstb (of which 27.31 mmstb is developed) and probable gas reserves of 29.80 bscf (of which 5.81 bscf is developed)

mmboe = million barrels of oil equivalent

mmstb = million stock tank barrels

bscf = billion standard cubic feet

1 million metric tonnes = 7.4 mmstb

1 standard cubic meter =35.315 standard cubic feet

MBA = Mangala, Bhagyam & Aishwarya

EOR = Enhanced Oil Recovery

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2016

(All amounts are in INR crore, unless otherwise stated)

35.	Additional Statutory Information in respect of the components of the Cairn India Group

SI. No.	Name of the companies	Net Assets/(Liabilities) (total assets minus total liabilities)				Share in profit/(loss)
		31 March 2016		31 March 2015		31 March 2016		31 March 2015
		Amount	As % of Consolidated net assets/ (liabilities)	Amount	As % of Consolidated net assets/ (liabilities)	Amount	As % of consolidated profit/(loss)	Amount	As % of consolidated profit/(loss)
	Parent
1	Cairn India Limited	37,258.84	76.36	37,051.10	62.94	853.53	9.05	1,320.03	29.47
	Foreign Subsidiaries
2	Cairn India Holdings Limited (‘CIHL’)	21,298.68	43.65	18,879.08	32.07	2,419.58	25.65	2,684.86	59.94
3	Cairn Energy Hydrocarbons Limited	8,359.39	17.13	9,831.68	16.70	26.29	0.28	1,912.78	42.70
4	Cairn Lanka (Pvt) Limited	(409.77)	(0.84)	(395.61)	(0.67)	(14.16)	(0.15)	(553.61)	(12.36)
5	Cairn South Africa Proprietary Limited	(13.01)	(0.02)	6.09	0.01	(21.44)	(0.23)	(27.02)	(0.60)
6	CIG Mauritius Holding Private Limited (‘CMHPL’)	0.05	—	0.24	—	(264.42)	(2.80)	(948.33)	(21.17)
7	CIG Mauritius Private Limited	0.54	—	0.70	—	(264.39)	(2.80)	(958.38)	(21.39)
8	Cairn Energy Australia Pty Limited	0.59	—	0.90	—	(0.31)	—	(0.23)	(0.01)
9	Cairn Energy Holdings Limited	—	—	(0.62)	—	0.62	—	7.13	0.16
10	Cairn Energy Discovery Limited	(1.47)	—	(1.37)	—	(0.10)	—	(0.07)	—
11	Cairn Exploration (No. 2) Limited	0.03	—	(0.15)	—	0.18	—	—	—
12	Cairn Exploration (No. 6) Limited	—	—	(0.02)	—	0.02	—	(0.04)	—
13	Cairn Energy Gujarat Block 1 Limited	1.67	—	1.56	—	0.11	—	(7.26)	(0.16)
14	Cairn Exploration (No. 7) Limited	—	—	0.05	—	(0.05)	—	(0.04)	—
15	Cairn Energy Netherlands Holdings BV	—	—	—	—	—	—	(0.16)	—
16	Cairn Energy India Pty Limited	—	—	—	—	—	—	(0.01)	—
17	CEH Australia Limited	—	—	—	—	—	—	—	—
18	Cairn Energy India West BV	—	—	—	—	—	—	—	—
19	Cairn Energy Gujarat BV	—	—	—	—	—	—	—	—
20	Cairn Energy Cambay BV	—	—	—	—	—	—	—	—

	Total	66,495.54	136.28	65,373.63	111.05	2,735.46	29.00	3,429.65	76.58
	Consolidation adjustments	(17,702.99)	(36.28)	(6,503.43)	(11.05)	(12,167.34)	(129.00)	1,049.95	23.42

	Total Net Assets	48,792.55	100.00	58,870.20	100.00	(9,431.88)	(100.00)	4,479.60	100.00

Notes	:
1.	The amount stated above are as per the standalone financial statements of each of the individual entities, before making any adjustments for intragroup transactions and/or balances.
2.	Amounts below INR 0.01 crore and 0.01% have been disclosed as nil.

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

CAIRN INDIA LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2016

(All amounts are in INR crore, unless otherwise stated)

36.	Discounting of Receivables

During the year, Company has discounted certain receivables with bank on non-recourse basis. Accordingly, closing balance of trade receivables and advances receivable in cash or kind have been reduced by INR 524.52 crore (31 March 2015 Nil) and INR 485.00 crore (31 March 2015 Nil) respectively.

37.	Segmental Reporting

Business segments

The primary reporting of Cairn India Group has been prepared on the basis of business segments. Cairn India Group has only one business segment, which is the exploration, development and production of oil and gas and operates in a single business segment based on the nature of the products, the risks and returns, the organisation structure and the internal financial reporting systems. Accordingly, the figures appearing in these financial statements relate to the Cairn India Group’s single business segment.

Geographical segments

Cairn India Group’s secondary segments are the geographic distribution of activities. Revenue and receivables are specified by location of customers while the other geographic information is specified by location of the assets. The figures appearing in these financial statements relate to operations in the Indian sub-continent except for impairment charge of INR 3.63 crore (31 March 2015 : Nil) and exploration costs written off of INR 10.47 crore (31 March 2015: INR 32.19 crore) incurred in South Africa.

38.	Scheme of Arrangement with Parent Company

The Board of Directors at their meeting held on 14 June 2015, have approved a Scheme of Arrangement (the “Scheme”) between the Company and its parent company Vedanta Limited and their respective shareholders and creditors. As per the Scheme, the implementation of which is subject to the receipt of necessary approvals from the non-promoter group shareholders and relevant regulatory authorities, the Company is proposed to be amalgamated into Vedanta Limited, with effect from 1 April 2015 or such date as may be approved by the High Court.

39.	Previous year figures

Cairn India Group has reclassified and regrouped the previous year figures to confirm to this year’s classification.

As per our report of even date

For S. R. Batliboi & Co. LLP Chartered Accountants ICAI Firm Registration No.:301003E	For and on behalf of the Board of Directors

per Naman Agarwal	Navin Agarwal	Mayank Ashar	Aman Mehta
Partner	Chairman	Managing Director &	Director
Membership No. 502405	DIN 00006303	Chief Executive officer	DIN 00009364
DIN 07001153

	Sudhir Mathur	Neerja Sharma
	Chief Financial Officer	Director-Assurance &
Communication and
Place: Gurgaon		Company Secretary
Date: 22 April 2016		ICSI Membership No. A9630

Historical audited consolidated financial statements of Cairn India as at and for the fiscal years ended 31 March 2015 and 2016 prepared in accordance with IGAAP, along with the auditors’ report thereupon, and comparative financial information as at and for the fiscal year ended 31 March 2014, which appears as comparative information in the audited consolidated financial statements of Cairn India as at and for the year ended 31 March 2015

Statement containing salient features of the financial statement of Subsidiares

(All amounts are in INR crores, unless otherwise indicated) 10000000

Form AOC-I Part “A” : Subsidiaries (Pursuant to first proviso to sub-section (3) of section 129 read with rule 5 of Companies (Accounts) Rules ,2014
SI. No.	Name of the Subsidiary Company	Reporting period	Reporting currency	Share capital	Reserves & surplus	Total Assets	Total Liabilities	Investments #	Turnover	Profit / (Loss) before taxation	Provision for taxation	Profit / (Loss) after taxation	Proposed dividend	% of shareholding
1	Cairn India Holdings Limited	April to March	USD	3,555.54	17,743.12	21,299.91	21,299.91	2,963.84	—	2,419.58	—	2,419.58	Nil	100%
2	Cairn Energy Hydrocarbons Limited	April to March	USD	2,139.95	6,219.44	16,383.29	16,383.29	1.76	3,973.90	(16.24)	(42.53)	26.29	Nil	100%
3	Cairn Lanka (Pvt) Limited	April to March	USD	829.74	(1,239.51)	8.14	8.14	—	—	(14.16)	—	(14.16)	Nil	100%
4	Cairn South Africa Proprietary Limited	April to March	USD	203.35	(216.37)	(1.71)	(1.71)	—	—	(21.44)	—	(21.44)	Nil	100%
5	CIG Mauritius Holding Private Limited	April to March	USD	1,214.00	(1,213.94)	0.08	0.08	—	—	(264.42)	—	(264.42)	Nil	100%
6	CIG Mauritius Private Limited	April to March	USD	1,212.33	(1,211.79)	0.63	0.63	—	—	(264.39)	—	(264.39)	Nil	100%
7	Cairn Energy Australia Pty Limited	January to December	USD	3,696.08	(3,695.49)	0.70	0.70	0.70	—	(0.31)	—	(0.31)	Nil	100%
8	Cairn Energy Holdings Limited	April to March	USD	1,902.68	(1,902.68)	0.00	0.00	—	—	0.62	—	0.62	Nil	100%
9	Cairn Energy Discovery Limited	April to March	USD	0.20	(1.67)	(1.46)	(1.46)	—	—	(0.10)	—	(0.10)	Nil	100%
10	Cairn Exploration (No. 2) Limited	April to March	USD	3.64	(3.61)	2.02	2.02	—	—	0.18	—	0.18	Nil	100%
11	Cairn Exploration (No. 6) Limited*	April to March	USD	0.07	(0.07)	0.04	0.04	—	—	0.02	—	0.02	Nil	100%
12	Cairn Energy Gujarat Block 1 Limited	April to March	USD	1.43	0.24	1.69	1.69	—	—	0.11	—	0.11	Nil	100%
13	Cairn Exploration (No. 7) Limited**	April to March	USD	1.83	(1.83)	0.00	0.00	—	—	(0.05)	—	(0.05)	Nil	100%
14	Cairn Energy India Pty Limited	January to December	USD	—	—	—	—	—	—	—	—	—	Nil	100%

*Liquidated during the year	** Liquidated subsequent to the year end
# Investments excludes investments in susidiaries
Exchage rate as on 31 March 2016, 1 USD = INR 66.345

For and on behalf of the Board of Directors

Navin Agarwal	Mayank Ashar	Aman Mehta	Sudhir Mathur	Neerja Sharma
Chairman	Managing Director &	Director	Chief Financial Officer	Director- Assurance &
DIN 00006303	Chief Executive officer	DIN 00009364		Communication and Company Secretary
	DIN 07001153			ICSI Membership No. A9630

H.	Historical unaudited consolidated financial information of Cairn India for the three months ended 30 June 2016 prepared in accordance with Ind-AS

Historical unaudited consolidated financial information of Cairn India for the three months ended 30 June 2016 prepared in accordance with Ind-AS

Cairn India Limited

Registered Office: 101, First Floor, C Wing, Business Square, Andheri Kurla Road, Andheri (E), Mumbai – 400 059

Corporate Office: DLF Atria, Phase II, Jacaranda Marg, DLF City, Gurgaon – 122 002

Corporate Identification Number: L11101MH2006PLC163934, Website: www.cairnindia.com

Phone: +91 124 4593000, +91 22 40902613, Fax: +91 124 4145612; +91 22 40902633

(All amounts are in INR crore, unless otherwise stated)

Statement of Consolidated Unaudited Results for the Quarter ended 30 June 2016

Sr. No.	Particulars	Quarter ended 30 Jun 2016	Preceding quarter ended 31 Mar 2016	Corresponding quarter ended 30 Jun 2015	Previous year ended 31 Mar 2016
		Unaudited	Unaudited	Unaudited	Unaudited
1	Income from operations
	a) Income from operations	1,885.11	1,716.83	2,627.10	8,625.57
	b) Other operating income	—	—	—	—
	Total income from operations (net)	1,885.11	1,716.83	2,627.10	8,625.57
2	Expenses
	a) Share of expenses in producing oil and gas blocks	505.06	546.13	486.79	2,093.49
	b) (Increase)/Decrease in inventories of finished goods	7.10	(9.49)	9.17	(20.86)
	c) Employee benefit expenses	28.91	6.22	28.89	98.11
	d) Depletion, depreciation and amortization expenses	810.25	742.47	866.45	3,522.74
	e) Cess on crude oil	501.39	551.62	691.08	2,604.95
	f) Exploration costs written off	1.32	9.60	5.61	29.38
	g) Other expenses	47.66	75.83	52.83	251.75
	Total expenses	1,901.69	1,922.38	2,140.82	8,579.56
3	Profit / (loss) from operations before other income, exchange fluctuation, finance costs, tax and exceptional items (1-2)	(16.58)	(205.55)	486.28	46.01
4	a) Other income	528.39	527.03	393.57	1,730.83
	b) Foreign exchange fluctuation gain / (loss) - net	(124.79)	6.29	(102.41)	(236.60)
5	Profit before finance costs, tax and exceptional items (3+4)	387.02	327.77	777.44	1,540.24
6	Finance costs	17.94	26.43	13.01	70.81
7	Profit before tax and exceptional items (5-6)	369.08	301.34	764.43	1,469.43
8	Exceptional items (refer note 5)	—	1,026.34	—	1,026.34
9	Profit / (loss) before tax (7-8)	369.08	(725.00)	764.43	443.09
10	Tax expense / (credit)	9.53	(161.02)	263.16	139.39
11	Net Profit / (loss) for the period (9-10)	359.55	(563.98)	501.27	303.70
12	Other Comprehensive Income	683.88	58.47	584.23	1,633.22
13	Total Comprehensive Income /(loss) for the period (11 + 12)	1,043.43	(505.51)	1,085.50	1,936.92
14	Paid-up equity share capital (Face value of INR 10 each)	1,874.86	1,874.86	1,874.85	1,874.86
15	Earnings/(Loss) per share (in INR) (face value of share INR10 each) (not annualized):
	a) Basic	1.92	(3.01)	2.67	1.62
	b) Diluted	1.92	(3.01)	2.67	1.62
	c) Basic (before exceptional item)	1.92	1.02	2.67	5.65
	d) Diluted (before exceptional item)	1.92	1.02	2.67	5.65

Historical unaudited consolidated financial information of Cairn India for the three months ended 30 June 2016 prepared in accordance with Ind-AS

Notes:-

1.	The Group adopted Indian Accounting Standard (“Ind AS”) and accordingly these financial results have been prepared in accordance with the recognition and measurement principles laid down in the Ind AS 34 Interim Financial Reporting prescribed under Section 133 of the Companies Act, 2013 read with the relevant rules issued thereunder. The date of transition to Ind AS is 1 April 2015. The impact of transition has been accounted for in opening reserves and the comparative periods have been restated accordingly. However, the opening balance sheet as at 1 April 2015 and the results for the subsequent periods would get finalized along with the annual financial statements for the year ended 31 March 2017.

2.	The reconciliation of Net Profit /(loss) as previously reported (referred to as ‘Previous GAAP’) and the total comprehensive income /(loss) as per Ind AS is as per the table below-

INR crore

Particulars	Corresponding quarter ended 30 Jun 2015	Preceding quarter ended 31 Mar 2016	Previous year ended 31 Mar 2016
Net Profit / (Loss) under Previous GAAP	834.98	(10,948.22)	(9,431.88)
Effect of change in depletion, depreciation and amortisation expense due to change in accounting policy	10.11	(269.27)	(415.59)
Effect of change in exploration cost written off due to change in accounting policy	76.82	27.29	230.66
Effect of measuring investments at fair value through profit and loss	11.96	(123.16)	436.69
Effect of unwinding of site restoration liability	(11.39)	(12.88)	(48.72)
Effect of change in foreign exchange fluctuation gain / (loss)	(284.36)	(94.97)	(946.01)
Effect of change in Inventory due to change in depletion, depreciation and amortisation	(17.86)	13.84	(27.73)
Effect of reversal of impairment charge due to differences in carrying value of underlying assets	—	10,647.46	10,647.46
Effect of actuarial gain / (loss) on employee defined benefit funds recognised in Other Comprehensive Income	3.40	(1.97)	0.96
Effect of deferred tax (charge) / credit on above adjustments	(122.39)	197.90	(142.14)
Net Profit / (Loss) as per Ind AS	501.27	(563.98)	303.70
Other Comprehensive Income (including foreign currency translation reserves)	584.23	58.47	1,633.22
Net Comprehensive Income /(loss) for the period	1,085.50	(505.51)	1,936.92

3.	The above unaudited financial results for the quarter ended 30 June 2016 have been subjected to limited review by the statutory auditors and reviewed and recommended by the Audit Committee and approved by the Board of Directors at their meeting held on 21 July 2016.

4.	The individual items in the above financial results are net of amounts cross charged to oil and gas blocks where the Group is the operator. The Group’s share of such net expenses in oil and gas blocks is treated as exploration, development or production costs, as the case may be.

5.	Due to decline in crude oil prices in the international market, the Group had in the quarter and year ended 31 March 2016, recorded an impairment on the carrying value of some of its non-producing oil and gas assets aggregating to INR 1,026.34 crore. The same is disclosed as an exceptional item for the quarter and year ended 31 March 2016.

Historical unaudited consolidated financial information of Cairn India for the three months ended 30 June 2016 prepared in accordance with Ind-AS

6.	The Group operates in only one segment i.e. “Oil and Gas”.

7.	The Board of Directors at their meeting held on 14 June 2015, have approved a Scheme of Arrangement (the “Scheme”) between the Company and its parent company Vedanta Limited and their respective shareholders and creditors. As per the Scheme, the implementation of which is subject to the receipt of necessary approvals from the non-promoter group shareholders and relevant regulatory authorities, the Company is proposed to be amalgamated into Vedanta Limited, with effect from 1 April 2015 or such date as may be approved by the High Court.

For and on behalf of the Board of Directors

Place: Mumbai	Navin Agarwal
Date: 21 July 2016	Chairman

I.	Unaudited and unreviewed pro forma consolidated condensed financial information for Vedanta prepared in accordance with IFRS as issued by IASB

Unaudited and unreviewed pro forma consolidated condensed financial information for Vedanta prepared in accordance with IFRS as issued by IASB

UNAUDITED CONSOLIDATED CONDENSED PRO FORMA FINANCIAL INFORMATION

Basis of Presentation

The unaudited pro forma consolidated condensed financial statements (“pro-forma financial information”) are based on the consolidated balance sheets as of 31 March 2016 and the consolidated income statements for the year ended 31 March 2016 of Vedanta and Cairn India and reflect the merger of Cairn India into Vedanta.

For the unaudited pro forma consolidated condensed balance sheet, pro forma adjustments have been computed assuming the transaction was consummated as on 31 March 2016. For the unaudited pro forma consolidated condensed income statement, pro forma adjustments have been computed assuming the transactions occurred at the beginning of the fiscal year presented i.e., 1 April 2015.

Each of the entities forming part of pro forma financial information prepared its financial statements in its respective functional currency which was subsequently translated into INR using the closing exchange rate for the balance sheet and average exchange rate for the income statement. Any difference arising on account of such translation is recognized as part of other reserves in the respective entities forming part of the pro forma financial information.

The pro forma financial information in US$ has been converted from INR solely for the convenience of the reader based on the closing exchange rate between US$ and INR on 31 March 2016.

The unaudited pro forma financial information is accompanied by:

•	Audited consolidated financial statements of Vedanta Limited for the fiscal years ended 31 March 2016

•	Audited consolidated financial statements of Cairn India for the fiscal years ended 31 March 2016

Pro forma adjustments reflected in the unaudited pro forma financial information are based on items that are directly attributable to the proposed transaction and expected to have a continuing impact on Vedanta.

Additionally, the unaudited pro forma financial information does not reflect the cost of any integration activities or benefits from the acquisition or synergies that may be derived from any integration activities, all of which may have a material effect on the consolidated results of operation in periods following the completion of the transaction.

The unaudited pro forma financial information is for illustrative purposes only and reliance should not be placed on the unaudited pro forma financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the results that may be achieved in the future.

Unaudited and unreviewed pro forma consolidated condensed financial information for Vedanta prepared in accordance with IFRS as issued by IASB

Unaudited Pro forma Consolidated Condensed Balance Sheet as at 31 March 2016

Particulars	VEDL Consolidated	Pro forma adjustments	Notes	Rs. Millions Pro forma Combined	$ Millions Pro forma Combined
ASSETS
Non-current assets
Property, plant and equipment	874,575	—		874,575	13,201
Exploratory and evaluation assets	105,899	—		105,899	1,598
Other Intangible assets	6,301	—		6,301	95
Leasehold land prepayments	3,545	—		3,545	54
Deferred tax assets	82,481	—		82,481	1,245
Financial assets investments	432	—		432	7
Derivative financial assets	53	—		53	1
Current tax asset- non-current	23,996	—		23,996	362
Other non-current assets	16,992	—		16,992	256

Total non-current assets	1,114,274	—		1,114,274	16,819

Current assets
Inventories	81,261	—		81,261	1,227
Current tax asset	2,768	—		2,768	42
Trade and other receivables	79,295	—		79,295	1,197
Short term investments	566,192	—		566,192	8,546
Derivative financial assets	1,228	—		1,228	19
Restricted cash and cash equivalents	3,367	—		3,367	51
Cash and cash equivalents	20,870	—		20,870	315

Total current assets	754,981	—		754,981	11,396

Total assets	1,869,255	—		1,869,255	28,215

Unaudited and unreviewed pro forma consolidated condensed financial information for Vedanta prepared in accordance with IFRS as issued by IASB

Unaudited Pro forma Consolidated Condensed Balance Sheet as at 31 March 2016

Particulars	VEDL Consolidated	Pro forma adjustments	Notes	Rs. Millions	$ Millions
				Pro forma Combined	Pro forma Combined
LIABILITIES
Current liabilities
Short-term borrowings	182,328	—		182,328	2,752
Acceptances	99,500	—		99,500	1,502
Trade and other payables	252,706	—		252,706	3,814
Derivative financial liabilities	4,474	—		4,474	68
Retirement benefits	340	—		340	5
Provisions	1,693	—		1,693	26
Current tax liabilities	703	—		703	11

Total current liabilities	541,744	—		541,744	8,177

Net current assets	213,237	—		213,237	3,219

Non-current liabilities
Long-term borrowings	493,784	30,086	(1)	523,870	7,907
Deferred tax liabilities	30,212	—		30,212	456
Retirement benefits	1,584	—		1,584	24
Provisions	10,732	—		10,732	162
Derivative financial liabilities	78	—		78	1
Other non-current liabilities	14,863	—		14,863	224

Total non-current liabilities	551,253	30,086		581,339	8,775

Total liabilities	1,092,997	30,086		1,123,083	16,952

Net assets	776,258	(30,086)		746,172	11,263

EQUITY
Share capital	2,965	752	(2)	3,717	56
Securities premium	200,010	(30,838)	(2) & (3)	169,172	2,554
Other components of equity	13,203	—		13,203	199
Retained earnings	194,982	207,278	(4)	402,260	6,072

Equity attributable to equity holders of the parent	411,160	177,192		588,352	8,881
Non-controlling interests	365,098	(207,278)	(4)	157,820	2,382

Total Equity	776,258	(30,086)		746,172	11,263

Unaudited and unreviewed pro forma consolidated condensed financial information for Vedanta prepared in accordance with IFRS as issued by IASB

Unaudited Pro forma Consolidated Condensed Income Statement for the year ended 31 March 2016

Particulars	VEDL Consolidated	Pro forma adjustments	Notes	Rs. Millions Pro forma Combined	$ Millions Pro forma Combined
Revenue	639,493	—		639,493	9,653
Cost of sales	(875,756)	—		(875,756)	(13,219)

Gross profit	(236,263)	—		(236,263)	(3,566)
Other operating income	4,785	—		4,785	72
Distribution expenses	(12,070)	—		(12,070)	(182)
Administration expenses	(25,274)	—		(25,274)	(381)

Operating profit	(268,822)	—		(268,822)	(4,058)
Investment and other income	43,998	—		43,998	664
Finance and other costs	(59,584)	(2,716)	(5)	(62,300)	(940)

Profit before tax	(284,408)	(2,716)		(287,124)	(4,334)
Income tax (expense) / credit	103,060	—		103,060	1,556

Profit / (loss) for the year	(181,348)	(2,716)		(184,064)	(2,778)
Profit / (loss) attributable to:
Equity holders of the parent	(125,153)	(86,218)	(6) & (7)	(211,371)	(3,191)
Non-controlling interests	(56,195)	83,502	(7)	27,307	412

Profit / (loss) for the year	(181,348)	(2,716)		(184,064)	(2,778)

Unaudited and unreviewed pro forma consolidated condensed financial information for Vedanta prepared in accordance with IFRS as issued by IASB

Unaudited Pro forma Consolidated Condensed Other Comprehensive Income for the year ended 31 March 2016

Particulars	VEDL Consolidated	Pro forma adjustments	Notes	Rs. Million Pro forma Combined	$ Million Pro forma Combined
Profit /(Loss) for the year	(181,348)	(2,716)	(5)	(184,064)	(2,778)
Other comprehensive (loss)/ income, net of tax:
Items that will not be reclassified subsequently to statement of profit and loss
Re-measurement of defined benefit obligation	(93)	—		(93)	(1)
Items that will be reclassified subsequently to statement of profit and loss
Exchange differences on translation of foreign operations	3,227	—		3,227	49
Gain/ (Loss) on available-for-sale financial investments	170	—		170	3
Cash flow hedges	163	—		163	2
Reclassification of (gain) / loss on available-for-sale financial investment to income statement	—	—		—	—
Total other comprehensive (loss)/income for the year, net of income tax	3,467	—		3,467	52

Total comprehensive income / (loss)	(177,881)	(2,716)		(180,597)	(2,726)

Total comprehensive income / (loss) attributable to:		—			—
Equity holders of the parent	(132,708)	(74,644)	(5), (6), (7) & (8)	(207,352)	(3,130)
Non-controlling interest	(45,173)	71,928	(7) & (8)	26,755	404

	(177,881)	(2,716)		(180,597)	(2,726)

NOTES ON PRO FORMA ADJUSTMENTS

(1)	Represents the issue of 7.5 per cent non-cumulative redeemable preference shares, with face value INR 10 per share of Vedanta, to minority shareholders of Cairn India pursuant to the merger between Cairn India and Vedanta.
(2)	Represents the issue of equity shares of Vedanta to minority shareholders of Cairn India.
(3)	Represents the utilization of securities premium for the issue of 7.5 per cent non-cumulative redeemable preference shares and the issue of equity shares of Vedanta to minority shareholders of Cairn India.
(4)	Represents the reversal of non-controlling interest pertaining to Cairn India.
(5)	Represents annual Interest of 7.5 per cent non-cumulative redeemable preference shares.
(6)	Represents loss attributable to equity holders of the parent towards annual Interest of 7.5 per cent on non-cumulative redeemable preference shares.
(7)	Represents loss for the year ended 31 March 2016 pertaining to Cairn India transferred to equity holders of the parent.
(8)	Represents gain on currency translation reserve pertaining to Cairn India transferred to equity holders of the parent.